As confidentially submitted to the U.S. Securities and Exchange Commission on August 22, 2025. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MEDIKRA INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 1.02, The Bousteador 10,

Jalan PJU 7/6, Mutiara Damansara

47800 Petaling Jaya

Selangor, Malaysia

+603 2380 0319

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[*]

[*]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Marc Ross, Esq. Matthew Siracusa, Esq. Sharon Carroll, Esq. Anna Chaykina, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 212-930-9700	Stephen E. Older, Esq. Carly E. Ginley, Esq. McGuireWoods LLP 1251 Avenue of the Americas, 20th floor New York, NY 10020 212-548-2100

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

†	The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 22, 2025

[*] Ordinary Shares

MEDIKRA INC.

This is an initial public offering of our ordinary shares, par value $0.0001 (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price of our Ordinary Shares to be in the range of $[*] to $[*] per share.

We have reserved the symbol “MDKR” for purposes of listing our Ordinary Shares on the NYSE American LLC, (“NYSE American”) and intend to apply to list our Ordinary Shares on the NYSE American. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 15 of this prospectus for more information.

	Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Initial public offering price	$	[●]	$	[●]	$	[●]
Underwriters’ discounts(1)	$	[●]	$	[●]	$	[●]
Proceeds to our company before expenses	$	[●]	$	[●]	$	[●]

(1)	Represents underwriting discounts equal to 7.0% per Ordinary Share. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have agreed to issue a warrant to the representative of the underwriters to purchase a number of Ordinary Shares equal to seven percent (7%) of the total number of Ordinary Shares sold in this offering (including any Ordinary Shares sold pursuant to the exercise of the underwriters’ over-allotment option), at an exercise price equal to 110% of the initial public offering price of the Ordinary Shares sold in this offering. The registration statement of which this prospectus is a part also registers the offer and sale of the representative’s warrant and the Ordinary Shares issuable upon exercise thereof.

We have granted a 45-day option to the underwriters to purchase up to an aggregate of [*] additional Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the per share price for this initial public offering, less underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts will be $[●] and the additional proceeds to us, before expenses, from the exercise of the over-allotment option will be $[●].

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about [●], 2025.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Brookline Capital Markets,

a division of Arcadia Securities, LLC

Prospectus dated [●], 2025

i

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, internal estimates, market research, consultant surveys, publicly available information, reports of governmental agencies and international organizations, and industry publications and surveys. We believe that industry surveys, publications, consultant surveys and forecasts referred to herein have been obtained from reliable sources. To our knowledge, third-party industry data that includes projections for future periods does not take into account all potential factors that could affect such projections. Accordingly, those third-party projections should not be given undue weight. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. We assume liability for the accuracy and completeness of such information to the extent included in this prospectus. Statements as to our market position are based on the most currently available data. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS

The logos, and other trade names, trademarks, and service marks of Medikra Inc. and its subsidiaries appearing in this prospectus are the property of Medikra Inc. and its subsidiaries. Other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders. Trade names, trademarks, and service marks contained in this prospectus may appear without the “®” or “™” symbols. Such references are not intended to indicate, in any way, that we, or the applicable owner or licensor, will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable owner or licensor to those trade names, trademarks, and service marks.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“articles of association” refers to the amended and restated articles of association of the Company which will be adopted prior to the consummation of this offering;

●	“Corporate Reorganization” refers to the acquisition by Medikra of the entire issued share capital of Medika Natura from the then shareholders of Medika Natura pursuant to the Share Exchange Agreement dated July 15, 2025;

●	“MDKR” or “Medikra”, means Medikra Inc., a Cayman Islands exempted company with limited liability incorporated on August 30, 2024;

●	“MNSB” or “Medika Natura” means Medika Natura Sdn Bhd, a Malaysian limited liability company incorporated on December 1, 2006;

●	“MMSB” or “Medikra Malaysia” means Medikra Malaysia Sdn Bhd, a Malaysian private company limited by shares incorporated on April 26, 2022;

●	“memorandum and articles of association” refers to the amended and restated memorandum and articles of association of the Company;

●	“MYR” are to the Malaysian ringgit, the legal currency of Malaysia;

●	“ordinary resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of the Company and includes a unanimous written resolution;

●	“Ordinary Shares” are to ordinary shares of Medikra, par value $0.0001 per share;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“special resolution” means a resolution passed in accordance with the memorandum and articles of association by at least two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of the Company and includes a unanimous written resolution;

●	“U.S. dollars,” “US$,” “USD,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Medikra and its subsidiaries, as the case may be.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the Representative’s Warrants (as defined herein).

Medikra Inc. is a Cayman Islands holding company. Our business will be conducted by our subsidiaries, Medika Natura Sdn Bhd and Medikra Malaysia Sdn Bhd in Malaysia using MYR. Our financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our financial statements in U.S. dollars. These dollar references are based on the exchange rate of MYR to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Prior to our Corporate Reorganization, we conducted our business through Medika Natura Sdn. Bhd., and therefore certain historical financial statements present the results of operations of Medika Natura Sdn. Bhd. Following the Corporate Reorganization, our financial statements are prepared on a consolidated basis and present the consolidated results of operations of Medikra Inc. and its subsidiaries.

GLOSSARY OF CERTAIN TERMS

Considering that we are a biopharmaceutical company, the description of our business involves several technical terms and acronyms. We provide the following glossary to assist readers with certain technical terms and acronyms to understand key terminology frequently used herein in this prospectus:

●	16S rRNA means 16S Ribosomal Ribonucleic Acid, a component of the 30S subunit of prokaryotic ribosomes, commonly used as a genetic marker for identifying and classifying bacteria. Sequencing of the 16S rRNA gene is a standard method for analyzing the composition and diversity of the gut microbiome.

●	AAALAC means Association for Assessment and Accreditation of Laboratory Animal Care, an international, private, nonprofit organization that promotes the humane treatment of animals in scientific research through voluntary accreditation and assessment.

●	Abdominal Obesity means excessive accumulation of fat around the abdomen and waist region, often measured by waist circumference (WC) or waist-to-height ratio (WHtR). Abdominal obesity is strongly associated with increased risk of metabolic syndrome, cardiovascular disease, type 2 diabetes, and certain cancers.

●	AI means Artificial Intelligence, or the use of computational models, machine learning, and algorithm-driven tools to enhance compound discovery, optimize trial design, and support data-driven decision-making.

●	APAC means Asia-Pacific, a regional grouping of countries in East Asia, Southeast Asia, and Oceania, including major markets such as Japan, South Korea, and Australia.

●	ASEAN means Association of Southeast Asian Nations, a regional intergovernmental organization comprising ten Southeast Asian countries.

●	BMI means Body Mass Index, a numerical value calculated from a person’s weight and height (kg/m²), used to classify underweight, normal weight, overweight, and obesity in adults.

●	CFR 21 means Title 21 of the U.S. Code of Federal Regulations, a set of rules established by the FDA governing the development, testing, approval, and manufacturing of pharmaceuticals, biologics, and medical devices.

●	CTX means Clinical Trial Exemption, a regulatory mechanism used in some jurisdictions to permit investigational products to enter clinical trials before marketing authorization.

●	DIO means Diet-Induced Obesity, an experimental animal model used to study obesity and metabolic disorders.

●	DNA fingerprint means a unique pattern of DNA characteristics obtained through molecular techniques used to identify individuals or confirm genetic identity.

●	EFSA means European Food Safety Authority, a European Union agency responsible for risk assessments related to food, feed, and dietary supplements.

●	ELISA means Enzyme-Linked Immunosorbent Assay, a laboratory technique used to detect and quantify proteins, hormones, or cytokines.

●	EMA means European Medicines Agency, the regulatory authority responsible for the evaluation and supervision of medicinal products in the EU.

●	FDA means U.S. Food and Drug Administration, the federal agency regulating human and veterinary drugs, biologics, dietary supplements, and medical devices.

●	GCP means Good Clinical Practice, a quality standard for conducting, recording, and reporting clinical trials.

●	Genotype means the complete set of genetic information in an organism, determining hereditary traits and influencing biological responses.

●	Genomics means the study of an organism’s entire DNA sequence, including all of its genes.

●	GLP means Good Laboratory Practice, a system of management controls to ensure integrity and reproducibility of non-clinical safety data.

●	GLP-1 means Glucagon-Like Peptide-1, an incretin hormone widely targeted in obesity and type 2 diabetes therapies.

●	GMP means Good Manufacturing Practice, regulatory guidelines ensuring products are consistently produced and controlled according to standards.

●	GSH means Reduced Glutathione, an antioxidant biomarker used to assess oxidative stress.

●	Halal means compliance with Islamic law, particularly regarding ingredients, manufacturing practices, and ethical sourcing.

●	HbA1c means Hemoglobin A1c, a biomarker reflecting average blood glucose levels over the past 2–3 months.

●	HDL means High-Density Lipoprotein, “good cholesterol,” protective against heart disease.

v

●	HPLC means High-Performance Liquid Chromatography, a technique to separate, identify, and quantify compounds.

●	IB means Investigator’s Brochure, a document provided to investigators compiling preclinical and clinical data.

●	ICH-GCP means International Council for Harmonization – Good Clinical Practice, a global ethical and scientific standard.

●	IL-6 means Interleukin-6, a cytokine regulating inflammation and immune responses.

●	IND means Investigational New Drug, a regulatory application requesting authorization to begin clinical trials.

●	LDL means Low-Density Lipoprotein, “bad cholesterol,” associated with cardiovascular risk.

●	MDA means Malondialdehyde, a biomarker of oxidative stress.

●	ME means Middle East, a regional designation including Western Asia and North Africa.

●	MFDS means Ministry of Food and Drug Safety, the regulatory body in South Korea.

●	mRNA Sequencing (mRNA-Seq) means a next-generation sequencing method used to quantify gene expression across the transcriptome.

●	MS 2424 means Malaysian Standard 2424:2019 (Halal Pharmaceuticals), specifying requirements for Halal pharmaceuticals.

●	MyIPO means the Intellectual Property Corporation of Malaysia, the government agency responsible for the administration, registration, and enforcement of intellectual property rights in Malaysia, including patents, trademarks, industrial designs, and copyrights.

●	NDI means New Dietary Ingredient, a classification under the U.S. FDA for ingredients not marketed before October 15, 1994.

●	NF-κB means Nuclear Factor kappa-light-chain-enhancer of activated B cells, a protein complex regulating inflammatory and immune responses.

●	Novel Food means a regulatory term under EFSA for foods not consumed significantly in the EU before May 15, 1997.

●	NPRA means National Pharmaceutical Regulatory Agency, Malaysia’s authority for pharmaceuticals and health products.

●	Omics means a broad field of sciences analyzing biological molecules to understand structure, function, and dynamics, including genomics, transcriptomics, proteomics, and metabolomics.

●	PCT means the Patent Cooperation Treaty, an international treaty administered by the World Intellectual Property Organization (WIPO) that provides a unified procedure for filing patent applications to seek protection for an invention in multiple jurisdictions simultaneously.

●	Phenotype means observable traits of an organism, resulting from the interaction between genotype and environment.

●	PIC/S means Pharmaceutical Inspection Co-operation Scheme, an international cooperative arrangement for GMP standards.

●	Pre-IND means a pre-investigational new drug meeting with the U.S. Food and Drug Administration (FDA) to obtain guidance on nonclinical, clinical, and manufacturing plans prior to submitting an Investigational New Drug (IND) application.

●	Proteomics means the large-scale study of proteins, their functions, and interactions.

●	R&D means Research and Development, activities aimed at creating new products or services in biotechnology.

●	Real-World Evidence (RWE) means clinical evidence regarding drug usage, benefits, and risks derived from real-world data.

●	SFDA means Saudi Food and Drug Authority, the regulatory agency in Saudi Arabia overseeing pharmaceuticals, biologics, and food.

●	Single-nucleus RNA sequencing (snRNA-seq) means a technique that profiles gene expression from individual cell nuclei.

●	TLR4 means Toll-Like Receptor 4, an immune receptor implicated in metabolic inflammation.

●	TNF-α means Tumor Necrosis Factor-alpha, a pro-inflammatory cytokine involved in chronic inflammation.

●	Transcriptomics means the study of all RNA transcripts produced under specific conditions.

●	Triglyceride means a type of fat found in the blood, linked to metabolic syndrome and cardiovascular disease.

●	USPTO means the United States Patent and Trademark Office, the federal agency responsible for examining patent applications, issuing patents, and registering trademarks in the United States.

●	Visceral Fat means fat surrounding internal organs, metabolically active and linked to systemic inflammation and cardiometabolic risk.

●	WC means Waist Circumference, a measure of abdominal obesity taken midway between the rib and iliac crest.

●	WHtR means Waist-to-Height Ratio, an anthropometric index for assessing central obesity and cardiometabolic risk.

●	Xenograft means a transplantation of cells or tissues from one species into another, commonly used in oncology models.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Overview

Medikra Inc. (the “Company” or “Medikra”), a Cayman Islands exempted company, is a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of pharmaceutical grade botanical therapeutics. Through its wholly owned Malaysian subsidiary, Medika Natura Sdn. Bhd., the Company has established an integrated discovery and development platform that combines proprietary botanical extraction, preclinical & clinical trials, and multi-omics insights. The Company has built an integrated platform that aims to transform traditional medicinal plants into scientifically tested therapies in alignment with international regulatory standards.

The Company aims to address unmet needs across metabolic diseases, women’s health, chronic inflammation, and oncology. These are therapeutic areas where existing treatments may be constrained by safety, efficacy, or cultural acceptance. Medikra has established an integrated discovery and development platform that combines proprietary botanical extraction, preclinical & clinical trials, and multi-omics insights. Data generated from the activities are prepared and structured to enable future deployment of AI and computational drug discovery. Its approach is designed to advance candidates for both pharmaceutical and nutraceutical pathways, under globally recognized frameworks such as those of the US Food and Drug Administration, the European Food Safety Authority, and national health authorities in Malaysia and Asia.

The Company’s lead programs, anchored by the patented and clinically studied extract SKF7®, are supported by a robust body of evidence, including GLP-compliant toxicology studies, ICH-GCP Phase I and Phase II clinical trials, and completed preclinical omics investigations conducted at certified facilities in India and Malaysia. In addition, human clinical studies have been carried out in Malaysia, Indonesia, and India, with ongoing human omics analyses underway in Malaysia and the United States. This comprehensive foundation, together with regulatory filings in key global markets, underpins the Company’s continued advancement of botanical therapeutic candidates across multiple disease areas.

Medikra does not position its work as alternative medicine. Rather, it represents a model of multi-targeted, evidence based, and patient centered care grounded in rigorous science and regulatory compliance.

Mission

Medikra’s mission is to develop pharmaceutical grade botanical therapeutics that are safe, evidence based, and responsive to the cultural and clinical needs of diverse patient populations. The Company focuses on advancing treatments for metabolic, inflammatory, oncological, and women’s health disorders where conventional options may be inadequate or poorly tolerated. By leveraging bioactive compounds and modern translational science, Medikra aims to expand therapeutic choices, improve patient outcomes, and support more holistic and accessible care models globally.

Financial Overview

For the fiscal years ended December 31, 2024 and 2023, we generated total revenues of $26,176 and $68,381, respectively. These revenues were derived primarily from the sale of early-stage nutraceutical products (nutraceutical pathway) in Malaysia, including Labeesity SKF7® and Pervira®. Starpril® has been approved for commercial release and is expected to commence sales in the fourth quarter of 2025. For the fiscal year ended December 31, 2024, we incurred a net loss of $279,209, compared to a net income of $18,825 for the fiscal year ended December 31, 2023. The change in net income was primarily attributable to an increase in research and development expenses, professional service fees, and expenses related to this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations”.

Strategic Model

Our dual path development model, comprising nutraceutical and pharmaceutical tracks, enables us to generate early revenue through nutraceuticals manufactured under GMP PIC/S standards while advancing our botanical candidates through regulatory and clinical milestones. We believe this approach supports both near-term market validation and long-term value creation. Nutraceutical sales provide an initial revenue stream and market insights, while our prescription-grade programs are expected to generate the majority of long-term revenue following regulatory approval and successful commercialization.

Growth Outlook

We expect revenue growth in the nutraceutical track to accelerate with our planned entry into the United States market following the FDA’s New Dietary Ingredient acceptance for SKF7®. Additional contributions are anticipated from expansion in Malaysia and from regulatory and commercial efforts in South Korea, Germany, and Saudi Arabia. Future revenue growth is also expected as our pipeline advances toward commercialization, supported by regional and global distribution partnerships in both pharmaceutical and clinical-grade nutraceutical pathways.

Operating Outlook

We expect our results of operations to vary from period to period, primarily due to the timing and progress of our clinical trials, regulatory submissions, and contractual commitments with third-party vendors and contract research organizations. Operating expenses are expected to increase in future periods as we

●	advance the clinical development of SKF7® and other product candidates

●	pursue regulatory approvals for our lead programs

●	expand our pipeline through in-licensing and strategic collaborations

●	invest in commercial infrastructure and manufacturing scale-up

●	incur additional costs associated with operating as a public company, including legal, accounting, compliance, and investor relations

●	strengthen and expand our intellectual property portfolio

We do not expect to generate significant product revenue under the pharmaceutical track unless and until we obtain marketing approval for one or more product candidates and successfully commercialize them. While our dual path development model enables us to generate early revenue from nutraceuticals manufactured under GMP PIC/S standards, providing near-term market validation and supporting ongoing operations, we expect that the majority of our future revenue and long-term value creation will come from the successful completion of clinical development, receipt of regulatory acceptance or clearance, market adoption, and disciplined cost management for our prescription-grade programs.

Our development and commercialization plans are intended to remain adaptive to evolving macroeconomic conditions and regulatory requirements in our target markets, enabling us to maintain flexibility in execution while ensuring compliance with applicable global standards.

Integrated Botanical Therapeutics Platform

Medikra’s discovery and development platform is established to identify, validate, and advance plant-derived bioactives as potential treatments for chronic and underserved conditions. This platform combines proprietary botanical extraction, analytical standardization, preclinical and clinical development, and structured data generation across multiple therapeutic domains. It integrates scientific innovation with Malaysia and Southeast Asia’s rich botanical heritage. As the platform is designed to support both pharmaceutical and nutraceutical development pathways, it allows Medikra to leverage a single standardized botanical active such as SKF7®, across multiple indications, enabling the efficient expansion of pipeline while maintaining continuity in manufacturing and characterization standards.

Key Features of Platform:

●	Proprietary Extraction and Standardization: Utilizes advanced extraction technologies to preserve bioactivity and support batch-to-batch consistency. Each extract is standardized to specific chemical or bioactive markers to support clinical reproducibility.

●	Preclinical and Clinical Development System: Employs in vitro and in vivo models to establish mechanistic and therapeutic rationale, followed by clinical development aligned with ICH-GCP and global regulatory requirements.

●	Multi-Omics Integration: Applies transcriptomic, proteomic, and biomarker-guided analyses to generate mechanistic insights and enable data-driven prioritization, repurposing, and validation.

●	AI-Ready Data Structuring: Data organization and structuring from the omics, preclinical and clinical programs to enable future application of advanced artificial intelligence (AI) and computational drug discovery, mechanistic modeling, and precision medicine.

●	Next-Generation Therapeutic Candidates: Advances the development of new compositions, formulations, and delivery approaches derived from lead assets. These programs are guided by preclinical evidence and data from ongoing development to expand into new therapeutic indications and enhance differentiation, intellectual property, and clinical value.

●	Access to Biodiversity: Through our Malaysia-based operations, we leverage strategic access to Malaysia and Southeast Asia’s rich biodiversity to systematically and sustainably explore underutilized medicinal flora for the continuous discovery and development of novel therapeutic candidates.

This platform is designed to bridge traditional botanical knowledge with modern biomedical science, regulatory pathways, and commercial scalability to support the development of safe, sustainable, and impactful healthcare solutions.

Dual-Path Commercialization Strategy

We pursue a dual-path commercialization strategy that advances both nutraceutical and pharmaceutical development programs in parallel. This approach enables near-term revenue generation through functionally positioned health products, while supporting long-term pharmaceutical development through formal regulatory pathways. The strategy is underpinned by a shared scientific and clinical infrastructure and enables synergistic use of nonclinical and clinical data across both domains.

Lead Program: SKF7®

Overview and Development

SKF7® is our lead clinical candidate, a patented therapeutic derived from Labisia pumila, a medicinal plant indigenous to Malaysia. It is protected by a robust portfolio of granted and pending patents covering composition, formulation, and therapeutic applications across key jurisdictions including Malaysia, the United States, Germany, and South Korea. SKF7® is a proprietary, standardized extract characterized through extensive pharmacokinetic, pharmacodynamic, and multi-omics analyses.

SKF7® has been evaluated through a comprehensive development program that includes two completed multicenter, randomized, controlled Phase II trials and a human pharmacokinetic (PK) study. The first clinical trial (NCT05851599), conducted in Malaysia, was a dose-ranging, double-blind, placebo-controlled Phase II study performed under ICH-GCP compliant oversight without standardized lifestyle or behavioral interventions. The trial assessed multiple active arms to evaluate safety, tolerability, and dose-responsive changes in predefined anthropometric endpoints, including waist circumference, waist-to-height ratio, body mass index (BMI), and body weight. These endpoints were selected for their regulatory relevance and based on global consensus identifying abdominal obesity as a primary cardiometabolic risk factor. Statistically significant improvements were observed in several measures, particularly in the higher-dose arms. The complete study findings were published in Diabetes, Obesity and Metabolism (2023), a peer-reviewed medical journal providing detailed reporting on the study’s design, methodology, and outcomes.

To complement the anthropometric outcomes, the development program also includes ongoing exploratory molecular studies currently in progress. These analyses utilize an aptamer-based high-throughput proteomic platform to profile obesity-related proteins involved in pathways such as adipokine signaling, inflammation, insulin sensitivity, and metabolic regulation. Several differentially expressed proteins are planned for validation by ELISA upon completion of the aptamer analysis. These studies are conducted on blood plasma samples obtained from the Malaysia clinical cohorts, supporting a coherent interpretation of clinical outcomes alongside emerging mechanistic insights. Additional molecular investigations remain underway and are expected to contribute to future regulatory submissions and data packages.

A second multicenter Phase II trial (NCT04557267), sponsored by Medikra and conducted independently in Indonesia under ICH-GCP compliant oversight was performed without standardized lifestyle or behavioral interventions and evaluated an alternative dosing range in a comparable at-risk population. Results from this study further supported the favorable safety profile of SKF7® and informed formulation refinement and dosage regimen selection for future pivotal trials.

A dedicated human pharmacokinetic study has been completed in India to characterize the absorption, distribution, metabolism, and elimination (ADME) profile of SKF7® in healthy volunteers. The results contributed to dose selection and formulation optimization in preparation for late-phase clinical development, demonstrating favorable pharmacokinetic characteristics supportive of oral administration.

SKF7® is currently being developed for the treatment of abdominal obesity and metabolic syndrome. Subject to further clinical validation, potential future indications include polycystic ovary syndrome (PCOS), menopause, hormone-sensitive malignancies, neuroinflammatory conditions, and gut microbiome-associated metabolic disorders. These additional indications are exploratory and contingent upon further clinical and regulatory evaluation.

Preclinical Development

The preclinical development program for SKF7®, a patented standardized aqueous ethanolic extract of Labisia pumila, comprises safety, pharmacokinetic, and efficacy studies conducted in compliance with OECD Good Laboratory Practice (GLP), U.S. FDA Code of Federal Regulations (CFR) Title 21, and International Council for Harmonisation (ICH) guidelines. These studies were performed in Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC)–accredited facilities in Malaysia and India. The Company is not conducting animal studies in the United States at this time.

Safety studies included bacterial reverse mutation (Ames) tests, chromosomal aberration and micronucleus assays, acute oral toxicity evaluations, and repeated-dose toxicity in vivo studies. Preclinical cardiovascular safety was also evaluated in telemetry-instrumented in vivo models. No adverse safety signals were observed. These results have been submitted to the U.S. FDA as part of a New Dietary Ingredient (NDI) notification, to the European Food Safety Authority (EFSA) for Novel Food authorization, and to other relevant regulatory bodies, as well as incorporated into the human clinical trial submissions in Malaysia, Indonesia, and India.

Pharmacokinetic studies following single and repeated oral administration in animal models established oral bioavailability, systemic exposure, and tolerability across multiple dose levels.

Efficacy studies, encompassing both in vitro and in vivo models, demonstrated pharmacological activity across metabolic, endocrine, inflammatory, and oncology-relevant pathways. In diet-induced obese rats, SKF7® improved body weight, lipid metabolism, and glucose regulation. Additional studies investigated potential benefits in models of Type 2 diabetes, menopause-associated metabolic dysfunction, inflammation, and viral infection.

In oncology, SKF7® showed bioactivity in preclinical models of breast and cervical cancer, supporting further investigation in inflammation-driven cancer pathways. The extract also demonstrated activity in models assessing intestinal integrity and systemic inflammation, with evidence suggesting gut barrier protection through modulation of tight junction protein expression and inflammatory mediators. Certain studies also indicated effects on nitric oxide (NO) signaling, highlighting potential cross-talk between vascular and metabolic homeostasis.

Collectively, these findings support the continued clinical development of SKF7® for metabolic, non-hormonal women’s health–relevant endocrine, and oncology-related indications.

Clinical Development

As of July 31, 2025, the Company has initiated or completed a number of clinical studies sponsored by Medikra. All studies were conducted in adult populations, included both female and male participants, and were carried out under approved clinical protocols reviewed and authorized by the respective national regulatory authorities. In Malaysia, our clinical trials are reviewed and approved under the Ministry of Health through the Medical Research and Ethics Committee (MREC), the National Committee for Research and Development of Herbal Medicine (NRDHM), and the National Pharmaceutical Regulatory Agency (NPRA). These frameworks incorporate the ASEAN Common Technical Dossier (ACTD) and Common Technical Requirements (ACTR), the Malaysian Drug Registration Guidance Document (DRGD), and local GMP and GCP standards, and are aligned with ICH, OECD, PIC/S, and WHO guidelines. Equivalent frameworks apply in Indonesia and India, ensuring regulatory consistency across our programs.

● Phase I/Pharmacokinetic Study (India)

A dedicated human pharmacokinetic (PK) and safety assessment (N=12, adult male and female) conducted in healthy volunteers under fed conditions, supervised by a CDSCO-registered clinical research organization (CRO), in compliance with India’s New Drugs and Clinical Trials Rules, 2019, ICMR ethical standards, and ICH GCP. Participants received a single oral dose of SKF7® at 1,500 mg (eight 187.5 mg capsules). SKF7® was well tolerated with no serious adverse events reported. This study characterized the absorption, distribution, metabolism, and elimination (ADME) profile of SKF7®, providing essential insights to inform dose selection and formulation optimization for subsequent late-phase clinical development.

● Phase II (Indonesia, ClinicalTrials.gov Identifier: NCT04557267)

A multicenter, randomized, placebo-controlled Phase II trial (N=120), independently designed to evaluate a higher dose range of SKF7® with Group A at 750 mg/day, Group B at 1,125 mg/day, and Group C at 1,500 mg/day compared to placebo (Group D), conducted over a 3-month period in a comparable at-risk adult population (male and female) without standardized lifestyle or behavioral interventions. SKF7® was well tolerated with no serious adverse events observed. Findings from this trial further reinforced the safety profile of SKF7® and provided critical insights for formulation refinement and dosage regimen optimization, guiding subsequent pivotal trials.

● Phase II (Malaysia, 4 months, ClinicalTrials.gov Identifier: NCT05851599)

A multicenter, double-blind, placebo-controlled, randomized Phase II trial (N=133), sponsored by Medika Natura and conducted under strict ICH-GCP oversight, without standardized lifestyle or behavioral interventions. This dose-ranging study evaluated Group A at 357 mg/day, Group B at 562.5 mg/day, and Group C at 750 mg/day compared to placebo (Group D). It assessed safety, tolerability, and dose-dependent effects on anthropometric endpoints, including percentage changes in body weight (BW), body mass index (BMI), waist circumference (WC), and waist-to-height ratio (WHtR). All participants were adults (male and female) as per protocol approved by the respective regulatory bodies.

Results demonstrated statistically significant reductions in the SKF7® 750 mg group versus placebo after 4 months:

●	BW: −2.915% (95% CI: −4.546, −1.285; p < 0.001)

●	BMI: −2.921% (95% CI: −4.551, −1.291; p < 0.001)

●	WC: −2.187% (95% CI: −3.784, −0.589; p = 0.007)

●	WHtR: −2.294% (95% CI: −3.908, −0.681; p = 0.005)

Incremental reductions in WC and WHtR correlated consistently with increased daily SKF7® doses from 375 mg to 750 mg, highlighting a dose-dependent reduction in abdominal obesity. Effect sizes were stronger for WC (f² = 0.11) and WHtR (f² = 0.13) compared to BW and BMI, underscoring SKF7®’s preferential effect on central adiposity.

Comprehensive trial results were published in the peer-reviewed journal Diabetes, Obesity and Metabolism ( Swarna Nantha Y, Vijayasingham S, Adam NL, Vengadasalam P, Ismail M, Ali N, Chang LC, Ling LYL, Tee TT, Cheah YH. Labisia pumila standardized extract (SKF7®) reduces percentage of waist circumference and waist-to-height ratio in individuals with obesity. Diabetes Obes Metab. 2023 Nov;25(11):3298-3306. doi: 10.1111/dom.15229. Epub 2023 Aug 8. PMID: 37551550.)

Concurrently, exploratory analyses of blood plasma samples using enzyme-linked immunosorbent assay (ELISA) and aptamer-based proteomic profiling are ongoing to identify molecular correlates of treatment response, with completion anticipated by the end of 2025.

● Phase II/III (Planned)

The Company expects to initiate a multicenter, double-blind, placebo-controlled Phase II/III clinical trial in Malaysia and the United States to evaluate the efficacy, safety, and tolerability of SKF7® in adults with metabolic indications, specifically abdominal obesity and Type 2 diabetes. A Phase II/III design combines the objectives of a traditional Phase II trial (dose-finding, extended safety, preliminary efficacy) with those of a Phase III trial (confirmatory efficacy in larger populations), thereby potentially accelerating the path to pivotal data while maintaining regulatory rigor.

The trial is planned to be conducted under the U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) framework and the National Pharmaceutical Regulatory Agency (NPRA) of Malaysia, in compliance with applicable regulatory requirements and in accordance with International Council for Harmonisation Good Clinical Practice (ICH-GCP) guidelines.

In addition, the Company may pursue exploratory indication-specific trials in polycystic ovary syndrome (PCOS), menopause-related metabolic dysregulation, and oncology, with the objective of potentially broadening the therapeutic applications of SKF7® across multiple disease areas.

Mechanisms of Action

SKF7® is a polyphenol-rich botanical extract derived from Labisia pumila, developed as a pharmaceutical-grade active ingredient. Its therapeutic effects are mediated by multiple complementary mechanisms validated in in vitro, in vivo, and human clinical studies. Several of these mechanisms are the subject of granted and pending patent claims in the United States, Malaysia, and other jurisdictions.

The following mechanisms are supported by published data, peer-reviewed literature, and regulatory filings, and include pathways disclosed in Malaysian Patent No. MY-193591-A, U.S. Patent No. 12,403,166, titled “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to be issued on September 2, 2025, and corresponding international applications pending in Malaysia, Europe (Germany), and South Korea. In addition, U.S. Patent Application No. 19/220,442, filed May 28, 2025, remains pending as a divisional of U.S. Patent Application No. 17/961,940 (for which a Notice of Allowance was issued on July 8, 2020):

●	Reduction of pro-inflammatory cytokines, including tumor necrosis factor-alpha (TNF-α), interleukin-1 beta (IL-1β), and interleukin-6 (IL-6), demonstrated in both diet-induced obesity and estrogen-deficient rodent models. This anti-inflammatory activity supports improvements in immune regulation and metabolic homeostasis.

●	Improvement in insulin sensitivity and glycemic control, supported by reductions in fasting blood glucose and HbA1c in streptozotocin-induced diabetic rats. These effects reflect systemic metabolic modulation and remain under continued investigation in ongoing clinical trials.

●	Modulation of lipid metabolism, with observed reductions in total cholesterol, low-density lipoprotein (LDL), and triglycerides, and increases in high-density lipoprotein (HDL) in preclinical models. These findings support the extract’s role in cardiometabolic risk reduction.

●	Reduction in waist circumference and waist-to-height ratio, as demonstrated in two Phase 2 randomized controlled trials. These anthropometric outcomes serve as validated clinical markers of abdominal adiposity and are correlated with improvements in visceral fat mass and metabolic risk.

●	Antioxidant effects observed through reductions in malondialdehyde (MDA) levels and normalization of reduced glutathione (GSH) in oxidative stress models. These outcomes support systemic antioxidant activity, particularly in estrogen-deficient and obese states.

●	Modulation of appetite-regulating hormones, particularly ghrelin, as observed in diet-induced obesity models. This mechanism may contribute to appetite suppression and reduced compensatory hunger responses during weight loss.

●	Attenuation of Toll-like receptor 4 (TLR4)-mediated inflammatory signaling, demonstrated in in vitro assays using LPS-stimulated macrophage cells. This includes downregulation of the TLR4–MyD88–NF-κB pathway, consistent with mechanisms described in published in vitro studies investigating viral inflammatory responses.

SKF7® acts through a polypharmacologic mechanism consistent with its standardized multi-compound botanical composition. The mechanisms listed above are substantiated by completed laboratory and clinical studies and are aligned with regulatory expectations for botanical drug development under frameworks established by the U.S. Food and Drug Administration (FDA), the European Food Safety Authority (EFSA), and Malaysia’s National Pharmaceutical Regulatory Agency (NPRA).

This integrated biological profile supports SKF7® as a differentiated botanical therapeutic targeting interconnected metabolic and inflammatory pathways, with a favorable safety and tolerability profile across preclinical and clinical studies. However, the mechanistic findings described above are based on preclinical models and limited Phase 2 clinical trials. No assurance can be given that these mechanisms will translate into therapeutic benefit in broader or more diverse patient populations. Further confirmatory studies, including late-stage randomized controlled trials, are required to establish clinical efficacy and safety in alignment with regulatory approval standards.

We believe that this integrated biological profile may support SKF7® as a differentiated botanical therapeutic targeting interconnected metabolic and inflammatory pathways, with a favorable safety and tolerability profile across preclinical and clinical studies.

Clinical Differentiation Versus Existing Therapies

Recent advances in obesity pharmacotherapy, including GLP-1 receptor agonists such as semaglutide and lipase inhibitors such as orlistat, have demonstrated clinical efficacy in weight reduction. However, these therapies may be associated with limitations including high cost, gastrointestinal adverse effects, loss of lean body mass, rebound weight gain upon treatment discontinuation, and challenges with long-term adherence. Based on currently available preclinical and clinical data, we believe SKF7® offers a differentiated clinical profile characterized by a nonhormonal, multitarget mechanism of action and a favorable safety and tolerability profile.

In a randomized, double-blind, placebo-controlled, multicenter Phase II trial (NCT05851599) conducted in Malaysia from January 2020 to April 2021, adult male and female participants received daily administration of SKF7® over a four-month period without standardized lifestyle or behavioral interventions. The study demonstrated statistically significant improvements compared to placebo in key anthropometric endpoints, including:

●	BW: −2.915% (95% CI: −4.546, −1.285; p < 0.001)

●	BMI: −2.921% (95% CI: −4.551, −1.291; p < 0.001)

●	WC: −2.187% (95% CI: −3.784, −0.589; p = 0.007)

●	WHtR: −2.294% (95% CI: −3.908, −0.681; p = 0.005)

Comprehensive trial results were published in the peer-reviewed journal Diabetes, Obesity and Metabolism (Swarna Nantha Y, Vijayasingham S, Adam NL, Vengadasalam P, Ismail M, Ali N, Chang LC, Ling LYL, Tee TT, Cheah YH. Labisia pumila standardized extract (SKF7®) reduces percentage of waist circumference and waist-to-height ratio in individuals with obesity. Diabetes Obes Metab. 2023 Nov;25(11):3298-3306. doi: 10.1111/dom.15229. Epub 2023 Aug 8. PMID: 37551550.)

The observed reductions in waist circumference and waist-to-height ratio were dose-dependent and demonstrated greater effect sizes relative to changes in body weight and BMI, suggesting a more targeted effect on abdominal adiposity or visceral fat, a major contributor to cardiometabolic risks. These outcomes were achieved without implementation of standardized lifestyle or dietary interventions, supporting the intrinsic metabolic activity of SKF7®.

Completed preclinical and clinical studies of SKF7® have reported:

●	An absence of treatment-related serious adverse events or drug-related discontinuations

●	Mechanistic pathways that include modulation of ghrelin

●	A multitarget mode of action potentially suitable for hormonally sensitive populations relative to appetite suppressants or synthetic agents

Based on these characteristics, SKF7® may be particularly relevant for individuals who:

●	Require alternatives to therapies associated with gastrointestinal intolerance or poor tolerability

●	Are affected by sarcopenia or metabolic frailty where preservation of muscle mass is critical

●	Are perimenopausal or otherwise sensitive to hormonal fluctuations

●	Prefer oral, noninvasive treatment modalities

●	Have cultural or physiological preferences to avoid synthetic pharmacotherapies

Regulatory and Preclinical and Clinical Studies

SKF7®’s application to the U.S. Food and Drug Administration (FDA) as New Dietary Ingredient (NDI) Notification No. 1250 was accepted on June 2, 2022, under 21 U.S.C. § 350b(a)(2) and 21 CFR Part 190.6. The FDA accepted the filing of SKF7® as a standardized aqueous ethanolic extract of Labisia pumila, intended for use as a bulk dietary ingredient with a recommended maximum intake of 750 mg per day. SKF7® is not intended for use in pregnant or lactating women or in individuals under 18 years of age. While FDA’s acceptance represents procedural acknowledgment and does not constitute an explicit safety endorsement, this notification permits the legal marketing of SKF7® as a dietary supplement under U.S. federal law.

The Company notes that NDIN master files cannot be referenced in support of other products without the Company’s written authorization. Although this framework does not confer formal regulatory exclusivity, it provides a measure of protection by creating a barrier to entry for potential competitors who might otherwise seek to rely on the Company’s NDI dossier.

The United States Patent and Trademark Office (USPTO) has granted and scheduled issuance of U.S. Patent No. 12,403,166, titled “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to Medika Natura Sdn Bhd, with an official issue date of September 2, 2025. In addition, a divisional application (U.S. Application No. 19/220,442), filed on May 28, 2025, remains under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance was issued on July 8, 2020. We believe, that, together, these provide composition of matter and formulation protection for SKF7®, our proprietary standardized extract, and represent a significant strengthening of our intellectual property portfolio in the United States.

In Malaysia, Patent No. MY-193591-A was granted on October 19, 2022, covering the composition of matter and therapeutic applications of our standardized Labisia pumila extract in obesity, metabolic dysfunction, and inflammation-related conditions. A second Malaysian filing was subsequently made, corresponding to the same family of applications pursued in the European Union (Germany) and South Korea, and aligned with the portfolio that has since matured into the U.S. grant of Patent No. 12,403,166. We believe that, collectively, these patents reinforce our position by providing both composition of matter and therapeutic use protection across key jurisdictions.

An EFSA scientific opinion (EFSA Journal 2022;20(11):7611) concluded that SKF7® is safe for adult use, excluding pregnant and lactating women, at a maximum dosage of 350 mg per day in food supplements.

SKF7® has received all requisite regulatory approvals and ethical clearances for clinical trials in Malaysia, Indonesia, and India. These approvals have been granted by the respective national regulatory authorities and independent ethics committees, ensuring that clinical investigations comply with internationally recognized standards for human research.

The preclinical and clinical development program for SKF7® is conducted in accordance with internationally recognized regulatory and ethical standards. Key components of the program include:

●	Toxicology and pharmacokinetic studies conducted under OECD Principles of Good Laboratory Practice (GLP)

●	Efficacy studies in disease models relevant to obesity, type 2 diabetes, inflammation, hormonal imbalance, and oncology

●	Protocols and procedures compliant with:

o	OECD Principles of GLP

o	Title 21 of the U.S. Code of Federal Regulations (CFR 21)

o	AAALAC International standards for animal research, with all preclinical animal studies performed in accredited facilities outside the United States (Malaysia and India)

o	International Council for Harmonisation (ICH) guidelines, including ICH Good Clinical Practice (GCP)

This dual regulatory acceptance and clearance, supported by a globally compliant safety dossier and region-specific exclusivity protections, strategically positions SKF7® for differentiated market entry within both the nutraceutical and pharmaceutical sectors.

SKF7® has been evaluated in preclinical models of obesity, type 2 diabetes, inflammation, hormonal imbalance, and oncology. These studies support both nutraceutical and pharmaceutical development pathways and constitute the foundation for ongoing international regulatory submissions.

The statements regarding SKF7®’s safety and efficacy are based on preclinical data and limited Phase 2 clinical trial results. While we believe these data demonstrate SKF7®’s potential for the treatment of obesity and related metabolic conditions, there can be no assurance that future clinical trials will confirm these findings or result in regulatory approval or commercial success. Forward-looking statements are subject to risks and uncertainties detailed in the Risk Factors section of this prospectus.

Global Regulatory Status

We are advancing a dual-track regulatory strategy to support the commercialization of SKF7® across both nutraceutical and pharmaceutical pathways in key jurisdictions. Our approach leverages existing regulatory approvals for dietary supplement use while progressing toward pharmaceutical development in alignment with internationally recognized regulatory frameworks. The table below summarizes the current status of our regulatory activities by region:

Region	Nutraceutical Regulatory Status	Pharmaceutical Regulatory Status
United States	New Dietary Ingredient (NDI) Notification No. 1250 accepted by the U.S. FDA on June 2, 2022; commercialization planned for 2026	Pre-IND preparation underway; multinational Phase 2/3 clinical trial under development
Malaysia	Registered with NPRA for nutraceutical use; Modern Claim submission initiated	Therapeutic Phase 2/3 trial in preparation, aligned with U.S. IND strategy
European Union	Approved as a Novel Food under Commission Implementing Regulation (EU) 2023/972; product registration ongoing in Germany	EMA scientific engagement is currently under internal review.
South Korea	Health Functional Food registration in progress with the Ministry of Food and Drug Safety (MFDS)	Pharmaceutical regulatory pathway not initiated at this stage
Saudi Arabia	Classified as a food supplement by SFDA (Decision No. PCS-CP-20254-0748)	Pharmaceutical regulatory pathway not initiated at this stage

This dual-pathway approach allows us to build early market presence through nutraceutical sales while concurrently pursuing clinical development for pharmaceutical indications. Our strategy is designed to enable market access, risk mitigation, and value creation across both regulatory categories.

Other Assets

In addition to SKF7®, we are advancing a pipeline of additional candidates that leverage our platform capabilities in botanical drug development. These include:

●	KPH1™ – A standardized extract derived from Kaempferia parviflora, targeting age-associated cardiovascular decline and sarcopenia. Preclinical studies include a 90-day GLP-compliant oral toxicity study demonstrating a favorable safety profile, and single-nucleus RNA sequencing (snRNA-seq) analyses supporting vascular and muscle-related gene expression modulation. This asset is approved and commercially available in Malaysia as a nutraceutical under the brand name Pervira® (MAL23036144TC), with preparations underway for regulatory submission and market entry in additional jurisdictions.

●	MKS-5® – A formulation based on Orthosiphon stamineus, targeting for the management of rheumatoid arthritis and inflammation-related joint conditions. This product is also approved and commercially available in Malaysia as a nutraceutical under the brand name Starpril® (MAL25046106TC), with expansion planned to other select markets.

●	Next-Generation Therapeutic Candidates – Advances the development of new compositions, formulations, and delivery approaches derived from lead assets. These programs are guided by preclinical evidence and data from ongoing development to expand into new therapeutic indications and enhance differentiation, intellectual property, and clinical value.

Commercial Availability and Global Expansion Strategy

Current Market Access

Medikra’s commercial-stage nutraceutical formulations are presently available in Malaysia through licensed healthcare providers, digital health platforms, and retail pharmacy networks. These products are registered with the National Pharmaceutical Regulatory Agency (NPRA) and marketed in compliance with Malaysia’s traditional and complementary medicine regulatory framework.

Potential International Expansion

In 2026, we expect to begin global rollout of Medikra’s nutraceutical product line, targeting key high-standard markets including the United States, Canada, European Union member states, the Middle East, ASEAN countries, and select Asia-Pacific economies. These launches will proceed under applicable regulatory pathways such as the U.S. Dietary Supplement Health and Education Act (DSHEA), EFSA Novel Food Regulation, and region-specific functional food guidelines.

Concurrently, pharmaceutical development programs—including those based on Medikra’s proprietary botanical compounds—are advancing toward regulatory submissions in the United States and Malaysia, with additional submissions to follow in line with Phase II/III clinical milestones, pre-IND/pre-CTX guidance, and harmonization with international regulatory frameworks.

Manufacturing, Quality Assurance, and Sustainability

All finished products are produced in facilities compliant with Good Manufacturing Practices (GMP) under the Pharmaceutical Inspection Co-operation Scheme (PIC/S). Manufacturing sites are also MS2424: Halal Pharmaceuticals certified and operate in accordance with ISO and HACCP quality systems. Packaging materials are sourced from Forest Stewardship Council® (FSC)-certified suppliers, supporting sustainable sourcing, traceability, and alignment with sustainability principles recognized by global institutional stakeholders.

Competitive Advantages

We believe the following competitive strengths distinctly position Medikra ahead of peers in the botanical therapeutics and nutraceutical sectors:

●	Advanced Proprietary Discovery and Development Platform

Medikra’s integrated botanical therapeutics platform combines proprietary extraction, clinical validation, and multi-omics analytics to unlock plant-derived treatments for chronic and underserved conditions. With AI-ready data, scalable manufacturing, and dual pharmaceutical–nutraceutical pathways, the platform offers a fast, flexible, and de-risked approach to commercialization.

●	Intersection of Botanical Innovation and Data-Driven Drug Development.

Medikra uniquely combines clinically validated plant-derived therapeutics with a proprietary extraction and standardization platform, multi-omics integration, and AI-ready data structure. While many nutraceuticals companies lack clinical rigor and pharma AI companies focus on synthetic compounds, Medikra bridges both worlds—offering a de-risked, dual-path commercialization strategy (nutraceutical and pharmaceutical) built on human data, mechanistic insight, and access to Southeast Asia’s untapped medicinal biodiversity.

●	Received Certain Regulatory Acceptance

FDA accepted the New Dietary Ingredient Notification (NDIN) for SKF7® on June 2, 2022 and EFSA authorization as a Novel Food on May 10, 2023. Additional approvals include Malaysian NPRA product registration Labeesity SKF7® (MAL23066122TC) and ethics-cleared Phase I/II trials across India, Indonesia, and Malaysia. Regulatory submissions are underway or planned in South Korea, Germany, and Saudi Arabia, supporting a clear path to pharmaceutical and nutraceutical expansion.

●	Dual-Track Revenue and Market Access Strategy

Our commercialization model combines near-term nutraceutical revenue with long-term prescription drug development under FDA, EMA, and other international regulatory pathways. This model enables early market presence and real-world data generation while maintaining alignment with pharmaceutical development timelines.

●	Comprehensive and Defensible Intellectual Property Portfolio

We have established a portfolio of granted and pending patents across the U.S., EU, and Asia that cover composition of matter, therapeutic uses, and proprietary manufacturing processes. We believe that this portfolio is designed to secure competitive exclusivity and maintain global freedom to operate.

In the United States, we hold U.S. Patent No. 12,403,166, “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” scheduled for issuance on September 2, 2025, with a related divisional application (U.S. Application No. 19/220,442) under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance has been issued. In Malaysia, Patent No. MY-193591-A was granted on October 19, 2022, covering composition of matter and therapeutic applications in obesity, metabolic dysfunction, and inflammation. Additional applications have been filed in Malaysia (PCT/MY2022/000010 and PI2021006446), South Korea (10-2024-7018373), and Germany (22859531.0), all corresponding to the same patent family as U.S. Patent No. 12,403,166 and currently at various stages of examination and prosecution. In our view, collectively, these filings strengthen our competitive position by providing composition of matter and therapeutic use protection across key jurisdictions.

●	GMP-Compliant Manufacturing and Commercial Readiness

All commercial-stage products are manufactured in MS2425: Halal Pharmaceuticals certified, GMP PIC/S-compliant facilities. The Company’s operations adhere to internationally recognized quality and safety standards, with integrated supply chain traceability and sustainable sourcing practices. This infrastructure supports readiness for commercial distribution and scalability across multiple markets. In addition, the Company intends to complete FDA food facility registration prior to the commercial launch of its dietary supplement products in the United States.

●	Expanding Multi-Indication Clinical Pipeline

Our lead candidate, SKF7®, is under investigation for obesity and metabolic syndrome in human clinical trials, while additional exploratory research is being conducted in polycystic ovary syndrome (PCOS), menopause, oncology, and neuroinflammatory conditions. Complementary programs in cardiovascular, anti-inflammatory, and gut microbiome-targeted formulations are also under evaluation, contributing to a diversified and indication-rich pipeline. Most of these indications are supported primarily by preclinical research, and each will require further clinical investigation, development, and regulatory approval.

●	Culturally Aligned Market Entry

We strategically focus on Halal-compliant, women-centric, and culturally underserved health needs. This positions Medikra in high-growth segments where consumer demand for natural and inclusive therapeutics is accelerating.

●	Integrative Healthcare Orientation

Medikra’s platform is designed to complement conventional care by integrating botanical therapeutics with evidence based clinical strategies. Our formulations are being developed to target key health conditions such as obesity, polycystic ovary syndrome (PCOS), and menopause that benefit from both pharmaceutical and lifestyle based interventions, supporting a shift toward personalized, preventive, and integrative healthcare solutions. These programs remain under investigation and will require further clinical validation and regulatory approval before commercialization.

●	Sustainability Integration

Our sustainability strategy includes eco-conscious packaging, sustainable botanical harvesting, and carbon reduction initiatives. These commitments strengthen our global brand and appeal to impact-conscious consumers and investors.

●	Strong Strategic and Institutional Partnerships

Our network includes clinical investigators, academic institutions, and regional distribution partners. These relationships may facilitate regulatory applications, trial execution, and market entry in priority jurisdictions. However, there can be no assurance that such collaborations will result in regulatory approval or successful commercialization.

●	Agile Commercialization Model

We employ adaptive go-to-market strategies tailored to geographically specific health systems and consumer behavior. These strategies are intended to support deployment, enable integration of feedback, and strengthen brand positioning across diverse regions. However, there can be no assurance that such strategies will achieve the desired commercial outcomes.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We are a clinical-stage biopharmaceutical company with no approved pharmaceutical products, limited operating history, and no revenue from drug sales.

●	We have incurred losses in the past since inception and expect to continue investing in growth-oriented initiatives, and we do not expect to generate meaningful product revenue until we commercialize one or more product candidates.

●	We and our contract manufacturers are subject to extensive regulatory oversight in the United States and internationally. Non-compliance with applicable regulations may materially impact our business operations and product development timelines.

●	We may not be able to submit INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, EMA, or comparable foreign regulatory authorities may not permit us to proceed.

●	We may not be able to successfully implement our growth strategy, although early regulatory clearances and commercial momentum support our strategic direction.

●	We rely on a limited number of third-party manufacturers and may face supply chain risks, but existing quality systems and regulatory compliance frameworks support continuity and scalability.

●	As our sales grow, our contract manufacturers may face challenges in scaling production or meeting regulatory expectations, which could affect product availability and impact our commercial performance.

●	We may face barriers in driving market adoption of our products, which could delay commercialization and reduce long-term growth potential.

●	The results of our current and future clinical trials may not support our product candidate claims or could reveal unexpected adverse effects, potentially delaying or limiting our development plans.

●	If we encounter delays or setbacks in the development of SKF7® or our other candidates, our growth trajectory and business prospects may be adversely affected.

●	If our contract manufacturers or suppliers fail to comply with environmental, health, and safety laws and regulations, we may be exposed to regulatory liability or supply chain disruption that could adversely affect our business.

●	We have previously received grant awards from the Malaysian government, which may not be available to us in the future.

●	We may not be able to achieve or maintain profitability in the near term.

●	The markets for our drug candidates that we are developing or may develop may be smaller than we expect for one or more indications.

●	We operate in a highly competitive and rapidly evolving industry, and may face resistance to the adoption of new therapies by physicians, healthcare providers, and payers.

●	Our business is subject to complex and evolving product safety laws, regulations, and standards. If we fail to comply with these laws, regulations, and standards, or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

●	Malaysia is experiencing inflationary pressures, which may prompt the government to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

●	Changes in tariffs and trade policies, and any retaliatory measures by other countries or other trade tensions, could increase business costs, impact supply chains and cause business uncertainty, any of which may adversely impact our operations, supply chain, cash flows and profitability.

●	Changes in laws or policies related to pricing for prescription drugs, including most-favored-nation (“MFN”) requirements, could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits.

Risks Relating to our Ordinary Shares and the Trading Market

Risks and uncertainties related to this Offering and the Trading Market include, but are not limited to, the following:

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

●	Our status as an “emerging growth company” and “foreign private issuer” exempts us from certain U.S. disclosure and governance requirements, which may limit investor protections.

●	Future sales or perceived sales of a substantial number of our Ordinary Shares could adversely affect the market price.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

●	Investors may face difficulties in enforcing judgments against us under U.S. securities laws due to our Cayman Islands incorporation and principal operations in Malaysia.

Corporate Information

Our principal executive offices are located at Unit 1.02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor, Malaysia, and our phone number is +603 2380 0319. Our registered office in the Cayman Islands is located at the offices of c/o Harneys Fiduciary (Cayman) Limited, whose physical and postal address is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the phone number of our registered office is +1 345 640 2020. We are in the process of developing our corporate website at https://www.medikra.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [*].

Corporate Structure

We are a Cayman Islands exempted company with limited liability incorporated on August 30, 2024. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and our affairs are governed by our memorandum and articles of association and the Companies Act (Revised) of the Cayman Islands (as the same may be amended from time to time, the “Cayman Companies Act”).

As of the date of this prospectus, the authorized share capital of Medikra is US$50,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each, of which 25,555,160 Ordinary Shares of a par value of US$0.0001 each are issued and outstanding.

As of the date of this prospectus, all of the outstanding equity interests of Medika Natura are owned by Medikra, with 34.78% of the issued and outstanding Ordinary Shares of Medikra held by Abdul Razak Mohd Isa, 34.98% of the issued and outstanding Ordinary Shares held by Mustadza Muhamad, 17.91% of the issued and outstanding Ordinary Shares held by Datuk Ali Bin Abdul Kadir, the chairman of Medikra, and the remaining 12.33% of the issued and outstanding Ordinary Shares held by eight minority shareholders. Medika Natura owns 100% of the outstanding equity interests of Medikra Malaysia.

Upon completion of this offering based on a proposed number of [*] Ordinary Shares being offered (assuming an initial public offering price of $[*], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and total gross proceeds of $[*]), assuming no exercise of the underwriters’ over-allotment option, all of the outstanding equity interests of Medika Natura will be owned by Medikra, with the issued and outstanding Ordinary Shares of Medikra being held by the following: the pre-IPO non-controlling shareholders of Medikra – [*] Ordinary Shares, and the public shareholders of Medikra who purchase Ordinary Shares in this offering – [*] Ordinary Shares. For more details on our corporate history, please refer to “Corporate History and Structure.”

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The NYSE American listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the NYSE American rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the NYSE American corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and are exempt from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE OFFERING

Securities offered by us	[*] Ordinary Shares (calculated based on an initial public offering price of $[*], the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus).

Over-allotment option	We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [*] additional Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, at the initial public offering price, less underwriting discounts and commissions.

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[*] to $[*] per Ordinary Share.

Ordinary Shares issued and outstanding prior to completion of this offering	25,555,160 Ordinary Shares See “Description of Share Capital” for more information.

Ordinary Shares issued and outstanding immediately after this offering	[*] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option [*] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option

Listing	We intend to apply to have our Ordinary Shares listed on the NYSE American.

Proposed Ticker symbol	“MDKR”

Transfer Agent	Continental Stock Transfer & Trust Company.

Use of proceeds	We intend to use the net proceeds from this offering for the following purposes (i) clinical advancement of botanical therapeutics; (ii) manufacturing scale-up and PlantBio® infrastructure; (iii) product development and formulation innovation; (iv) global commercialization and market access; and (v) working capital and general corporate purposes. See “Use of Proceeds” on page 56 for additional information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 19 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Representative’s Warrant	Upon the closing of this offering, we have agreed to issue to the Representative or its designees a five-year warrant to purchase up to seven percent (7%) of the Ordinary Shares sold by us in this offering (including Ordinary Shares sold pursuant to the exercise of the underwriters’ over-allotment option, if any) (the “Representative’s Warrant”). The Representative’s Warrant will be exercisable at a price equal to 110% of the public offering price per share. The Representative’s Warrant will be exercisable at any time, and from time to time, in whole or in part, during the four and half-year period commencing six months from the date of the closing of this offering. The Representative’s Warrant is also exercisable on a cashless basis. The registration statement of which this prospectus is a part also registers the offer and sale of the Representative’s Warrant and the Ordinary Shares issuable upon exercise thereof.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus is based on [*] Ordinary Shares outstanding as of [*], 2025. Further, unless specifically indicated otherwise, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option and no exercise of the Representative’s Warrant.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data for the years ended December 31, 2024 and 2023 have been derived from our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Summary Selected Consolidated Financial and Other Data” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	Years Ended December 31,
	2024	2023
Revenue	26,176	68,381
Cost of revenue	(5,559)	(20,175)
Gross profit	20,617	48,206
Total operating expenses	(388,798)	(127,563)
Loss from operations	(368,181)	(79,357)
Total other income, net	88,972	98,182
Net (loss) income	(279,209)	18,825

Selected Consolidated Balance Sheets Data

	As of December 31,
	2024	2023
Cash	738,178	46,766
Accounts receivables, net	16,052	19,089
Inventory	7,902	5,597
Prepayment	97,330	99,720
Total current assets	859,462	171,172

Intangible assets	216,772	222,921
Deferred offering costs	109,972	-
Right-of-use asset	13,857	19,561
Total assets	1,200,063	413,654

Deferred Grant Income	22,374	-
Other liabilities	8,842	9,926
Amount due to directors	66,565	85,872
Borrowings	38,839	48,386
Lease liabilities	6,295	5,860
Total current liabilities	142,915	150,044

Borrowings	112,320	147,181
Lease liabilities	7,143	13,085
Total liabilities	262,378	310,310

Total shareholders’ equity	937,685	103,344

Selected Consolidated Statements of Cash Flows Data

	Years Ended December 31,
	2024	2023
	USD	USD
Net cash used in operating activities	(242,223)	(163,460)
Net cash used in investing activities	-	(3,976)
Net cash provided by financing activities	936,229	194,722
Cash, beginning of year	46,766	50,631
Cash, end of year	738,178	46,766

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to our Business and Industry

We are a clinical-stage biopharmaceutical company with no approved pharmaceutical products, limited operating history, and no revenue from drug sales.

We are a clinical-stage biopharmaceutical company incorporated in the Cayman Islands on August 30, 2024. Through our wholly owned subsidiaries, Medika Natura and MMSB, we operate a dual-track commercialization model that integrates near-term revenue generation from standardized nutraceutical formulations with the longer-term development of pharmaceutical-grade botanical therapeutics.

We have no approved prescription pharmaceutical products and have not yet generated revenue from drug sales, and have a limited operating history. There can be no assurance that our drug candidates will receive regulatory approval or achieve commercial success, or that we will be able to accelerate nutraceutical expansion into additional international markets.

We have incurred losses in the past and we do not expect to generate meaningful product revenue until we commercialize one or more product candidates.

Our wholly owned Malaysian subsidiary, Medika Natura Sdn. Bhd. (“MNSB”), commenced operations in 2006. As a biotechnology company with a dual-segment model—comprising clinical-stage pharmaceutical development and revenue-generating nutraceutical operations—we have incurred a net loss of approximately $0.23 million in 2024.

Even though, for the year 2023 the Company generated a net profit of approximately $0.019 million due to higher sale of nutraceutical products, based on the historical background, ongoing clinical-stage pharmaceutical development, and current market scenario, we do not expect to generate meaningful product revenue unless the current market volatility improves and until we obtain marketing approval for one or more pharmaceutical product candidates and are successful in commercializing them, either directly or through license or collaboration agreements with third parties. Our ability to achieve and sustain profitability is dependent on successful clinical development, regulatory approvals, commercial uptake, and prudent cost management. Our current and future development plans remain subject to ongoing assessments of global macroeconomic trends and evolving regulatory landscapes across our target markets.

While we have initiated commercial sales of standardized botanical nutraceutical products, we have not yet generated revenue from pharmaceutical drug sales. We expect to continue allocating capital toward advancing our lead candidate, SKF7®, through Phase II/III clinical trials, initiating regulatory filings, expanding our manufacturing infrastructure, and developing our pipeline candidates including KPH1™ and MKS-5®.

We believe this investment-focused approach is aligned with long-term value creation, but it may result in continued operating losses over the near term. Our ability to achieve sustained profitability will depend on multiple factors, including:

●	Successful clinical advancement and regulatory approval of our lead drug candidates;

●	Efficient execution of our dual commercialization strategy across both pharmaceutical and nutraceutical segments;

●	Continued expansion of our manufacturing and distribution capabilities in line with demand and regulatory standards;

●	Ongoing innovation and product development to address evolving global health needs; and

●	Effective risk management across regulatory, operational, and competitive domains.

We remain confident that our platform, pipeline, and commercialization roadmap position us well to unlock future value. However, there can be no assurance that we will achieve sustained profitability within a specific timeframe, or that unforeseen challenges will not arise.

Investors should consider that any potential returns may be subject to timing uncertainties and industry-related risks. Nonetheless, we believe our current strategy offers a compelling foundation for sustainable growth and scalable impact in the biopharmaceutical and health innovation sectors.

We and our contract manufacturers are subject to extensive regulatory oversight in the United States and internationally. Non-compliance with applicable regulations may materially impact our business operations and product development timelines.

Our operations, including those of our contract manufacturers and distribution partners, are subject to comprehensive regulatory requirements across all jurisdictions in which we operate or intend to introduce our products. This includes oversight by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the Ministry of Food and Drug Safety (MFDS) in South Korea, the National Pharmaceutical Regulatory Agency (NPRA) in Malaysia, and other relevant authorities.

As a clinical-stage biotechnology company developing botanical-based therapeutics alongside commercial-stage nutraceuticals, our regulatory pathway involves multiple stages of evaluation. This includes preclinical research, Phase I–III clinical trials, and, where applicable, New Drug Applications (NDAs), Investigational New Drug (IND) submissions, or regulatory filings under nutraceutical or food-based frameworks such as the FDA’s New Dietary Ingredient (NDI) and EFSA’s Novel Food processes.

The regulatory landscape governing biotechnology, pharmaceuticals, and functional botanicals is highly complex and continues to evolve. Regulatory changes or shifts in agency expectations may increase the time and cost associated with product development and commercialization. Furthermore, our products may be subject to varying classifications and approval requirements depending on the jurisdiction, therapeutic indication, and delivery format.

While we have initiated commercial sales of nutraceutical formulations, our prescription drug candidates remain under clinical evaluation and are not yet approved for sale. Advancing these candidates through regulatory review involves scientific, operational, and compliance challenges. Delays or failure to obtain regulatory approvals for our investigational products could hinder our ability to generate pharmaceutical revenues and achieve profitability.

Additionally, regulatory authorities such as the FDA may require post-market studies, surveillance, or risk management programs even after approval. These obligations can be resource-intensive, and failure to comply may lead to adverse actions such as product recalls, market withdrawals, or suspension of manufacturing or sales.

Regulatory enforcement actions may include, but are not limited to:

●	Warning letters, FDA inspection findings (FDA Form 483s) or notices of violation (NOVs)

●	Fines or civil penalties

●	Product recalls, seizures or import bans

●	Injunctions or facility shutdowns

●	Delays in product approvals

●	Termination of clinical trials or distribution agreements

●	In rare cases, criminal penalties

We are committed to maintaining regulatory compliance across all levels of our operations. However, any regulatory enforcement or compliance failure could negatively impact our ability to market and distribute products, delay development timelines, affect brand reputation, and materially and adversely impact our business, financial performance, and strategic objectives.

Regulatory acceptance for nutraceutical products mitigate certain risks, but do not eliminate all regulatory uncertainties

Our lead nutraceutical product, SKF7®, has received regulatory acceptance as a New Dietary Ingredient (NDI) by the U.S. FDA and Novel Food authorization by the European Food Safety Authority (EFSA). In addition, all of our currently commercialized nutraceutical formulations are registered with Malaysia’s National Pharmaceutical Regulatory Agency (NPRA) and are in the process of being submitted for regulatory recognition in other key markets. These acceptances provide important regulatory validation and reduce barriers to commercial entry in key jurisdictions.

However, despite these regulatory milestones, we remain subject to ongoing and evolving regulatory requirements across all jurisdictions where we operate or plan to commercialize our products. Local regulations, enforcement priorities, and interpretations may differ, which could result in unexpected delays, costs, or restrictions. While the registration status of our products may help mitigate certain risks, compliance obligations, labeling rules, product classification frameworks, and post-market surveillance requirements may still pose challenges, particularly as we expand globally.

Furthermore, our pharmaceutical development programs, including those for SKF7® and KPH1™, are still in the clinical stage and remain subject to lengthy and rigorous regulatory review processes (e.g., IND, NDA/CTX). The receipt of early-stage regulatory acceptance for nutraceutical use does not guarantee success under pharmaceutical pathways.

We may not be able to submit INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, EMA or comparable foreign regulatory authorities may not permit us to proceed.

We currently expect to submit an IND for SKF7® in obesity and metabolic syndrome in early 2026. However, we may not be able to ultimately submit either INDs or comparable foreign applications for SKF7®, or for our other drug candidates, on the timelines we expect. For example, we may experience delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or a comparable foreign application will result in the FDA, EMA or a comparable foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities ultimately agree with the design and implementation of the clinical trials set forth in an IND or in a comparable foreign application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND, or to comparable existing or new foreign applications. Any failure to submit INDs or comparable foreign applications on the timelines we expect or to obtain permission for our trials to proceed may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Due to the significant resources required to develop our multiple product candidates and our dependence on available capital, we must prioritize certain programs over others. We may allocate resources to candidates or indications that ultimately fail, or we may overlook opportunities that could prove more profitable or have a greater likelihood of success.

We have multiple product candidates in development, each requiring significant capital investment. Because of the substantial resources required, we must focus on selected diseases and indications and determine which candidates to advance and how to allocate resources. Our current strategy is to pursue indications where we believe proof-of-concept data may be generated efficiently, such as abdominal obesity, type 2 diabetes, polycystic ovary syndrome, and menopause-associated metabolic dysfunction. We intend to expand into additional areas, including oncology and neuroinflammatory disorders, if sufficient data and resources permit. However, even if we are able to obtain regulatory approval for one indication, there is no assurance that we will achieve success in others, and we may expend significant resources without achieving regulatory approval or commercial viability.

Our decisions regarding resource allocation may not yield viable products and could divert focus from more promising opportunities. We may reprioritize, delay, terminate, or seek collaborative arrangements for certain programs, and such decisions could later prove to be suboptimal. If we incorrectly assess clinical viability, market potential, or industry trends, we may miss valuable opportunities, forego development of more attractive programs, or relinquish rights in circumstances where sole development and commercialization would have been more advantageous.

We may not be able to successfully implement our growth strategy, although early regulatory acceptance and commercial momentum support our strategic direction.

Our future growth, profitability, and cash flow depend on our ability to effectively execute our dual-track commercialization strategy, which includes expanding sales of our registered nutraceutical products and advancing botanical therapeutics through clinical development. While we have made meaningful progress—including the receipt of U.S. FDA NDI and EFSA Novel Food acceptance for our lead product SKF7®, as well as NPRA registrations for our current nutraceutical offerings—there can be no assurance that we will successfully scale or sustain this trajectory.

Our ability to execute our strategy depends on several factors, including our capacity to:

(a)	Maintain and develop a robust and differentiated portfolio of products supported by scientific validation and regulatory credibility;

(b)	Expand our footprint in ASEAN and global markets through regulatory filings, distribution partnerships, and brand trust;

(c)	Identify emerging consumer and healthcare trends, develop new formulations, and introduce pipeline assets aligned with these trends—including gut health, inflammation, and CNS-related indications;

(d)	Utilize innovation and translational research, including AI-enhanced bioinformatics, to drive product differentiation, operational efficiencies, and clinical targeting;

(e)	Enhance our digital infrastructure and data analytics capabilities to better align with evolving market behaviors and stakeholder needs;

(f)	Pursue strategic partnerships, licensing opportunities, or complementary acquisitions to extend our pipeline and reach new markets or categories; and

(g)	Cultivate and retain a mission-driven, cross-functional team capable of navigating scientific, regulatory, and commercial complexity.

While we believe our foundation—including early commercial traction and a validated regulatory framework—positions us well for future growth, there can be no assurance that we will achieve all strategic milestones within the anticipated timelines. Additionally, implementation will require sustained investment, which may result in short-term operating losses and fluctuations in margin performance. If we are unable to execute key components of our growth plan, our business, financial condition, and operational results could be materially affected.

We rely on a limited number of third-party manufacturers and may face supply chain risks, but existing quality systems and regulatory compliance frameworks support continuity and scalability.

Our operations, including ongoing clinical programs and commercial nutraceutical production, depend on contract manufacturers to supply, formulate, and package our products in accordance with applicable quality standards and regulatory requirements. In many cases, we work with a small number of third-party manufacturers, including single-source suppliers and those operating from a single geographic location. While this strategic focus enhances consistency and oversight, it also increases our exposure to potential disruptions.

Our contract manufacturers are subject to extensive regulatory oversight in the United States, Malaysia, and other jurisdictions where we operate or intend to expand. These manufacturers must comply with GMP standards and are assessed under relevant quality frameworks, such as PIC/S, ICH, NPRA, and FDA 21 CFR Part 210/211 where applicable. Our lead product, SKF7®, has already achieved NDI acceptance from the U.S. FDA and Novel Food approval from EFSA, and our nutraceutical products are registered with Malaysia’s NPRA. These regulatory milestones indicate that our current manufacturing and documentation standards meet the requirements of major health authorities.

However, risks inherent in a third-party manufacturing model remain:

●	Our manufacturing partners may encounter production delays, batch variability, quality deviations, or non-compliance with evolving regulatory standards, which could impact supply continuity.

●	Scaling up from clinical to commercial quantities may involve transfer risks, requiring revalidation or supplementary documentation.

●	A disruption at a key manufacturing facility—due to equipment failure, raw material shortages, labor constraints, regulatory sanctions, or external events (e.g., pandemics, natural disasters, geopolitical instability, tariffs or trade wars)—could delay clinical programs or commercial shipments.

●	If existing manufacturers are unable or unwilling to meet our demands, the process of onboarding and qualifying alternate suppliers could be time-consuming and costly, especially given the proprietary nature of certain product components or formulation techniques.

●	Contract manufacturers may face financial or operational pressures unrelated to our business, which could indirectly impact their ability to fulfill obligations.

We take proactive steps to mitigate these risks by maintaining documentation for regulatory compliance, developing internal SOPs and contingency plans, and assessing alternative manufacturing partners in key markets. Where possible, we also diversify our supplier base and maintain active dialogue with our contract manufacturers to anticipate and address potential disruptions.

Nonetheless, there is no guarantee that our supply chain will remain uninterrupted, particularly as we scale operations or introduce new products. Any significant failure by our contract manufacturers to meet demand—either for clinical trial supply or commercial fulfillment—could delay our programs, damage customer relationships, or impact revenue generation. Furthermore, in the event of a catastrophic incident at a primary manufacturing site, insurance coverage may not fully compensate for loss of production or reputational harm.

If our contract manufacturers are unable to meet quality or volume requirements in a timely and cost-effective manner, or if we are unable to secure alternative manufacturing partners when needed, it could materially and adversely affect our business, financial condition, and results of operations.

As our sales grow, our contract manufacturers may face challenges in scaling production or meeting regulatory expectations, which could affect product availability and impact our commercial performance.

To support both our current commercial nutraceutical operations and our future prescription drug programs, we rely on contract manufacturers to deliver consistent, regulatory-compliant supply at scale. As demand for our products increases, particularly across international markets, our contract and component manufacturers will need to expand capacity while maintaining quality and adherence to evolving regulatory standards.

Achieving profitability depends on our ability to ensure that contract manufacturers can produce our products in sufficient quantities, at acceptable costs, and in full compliance with applicable regulatory frameworks. This includes FDA (21 CFR Parts 210/211), NPRA, EFSA Novel Food, and other jurisdiction-specific requirements. Our lead asset, SKF7®, has already been cleared as a New Dietary Ingredient (NDI) by the U.S. FDA and as a Novel Food by the EFSA. Additionally, all of our commercial nutraceutical products are registered with Malaysia’s NPRA, and we intend to pursue similar registrations in other priority markets, reinforcing our commitment to regulatory alignment across our manufacturing partners.

As we scale, our contract manufacturers may encounter challenges such as:

●	Managing production yields and batch-to-batch consistency;

●	Enhancing quality control and quality assurance systems;

●	Ensuring timely availability of raw materials and critical components;

●	Maintaining internal controls, SOPs, and compliance documentation;

●	Recruiting and retaining qualified personnel for GMP-compliant operations; and

●	Navigating regulatory scrutiny at the local and international levels.

Recent policy developments in the United States reflect a broader push to relocate pharmaceutical manufacturing domestically and expand FDA oversight of foreign facilities, including increased international inspections. These measures could increase compliance costs, create inspection-related delays, or disrupt global supply chains.

Failure to resolve these challenges may result in supply constraints, quality deviations, or delays that could impair our ability to meet commercial demand. This, in turn, could negatively affect our revenue growth, delay product launches, or erode market confidence—especially if customers choose alternative products.

We have established a proactive quality assurance strategy that includes oversight of contract manufacturing operations, regulatory audit preparedness, and the development of scale-up protocols aligned with future IND-enabling studies. Nonetheless, disruptions in supply, failure to meet regulatory or market expectations, or inability to scale efficiently could materially affect our commercial progress.

We may face barriers in driving market adoption of our products, which could delay commercialization and reduce long-term growth potential.

The successful adoption of our nutraceutical and pharmaceutical candidates depends on market acceptance, consumer confidence, healthcare provider endorsement, and competitive differentiation. If we are unable to effectively educate and engage our target audiences—including consumers, prescribers, and regulatory stakeholders—there could be lower-than-anticipated uptake of our products, particularly in new markets.

Adoption may be influenced by factors such as:

●	Public perceptions of botanical therapies, especially non-hormonal interventions in metabolic and women’s health;

●	Concerns about safety or adverse events related to competing therapies (e.g., black box warnings for hormonal products), which may either deter or support adoption of our alternatives;

●	Pricing dynamics, insurance coverage, and reimbursement policies for prescription candidates;

●	Scientific and clinical evidence supporting efficacy, safety, and real-world benefit;

●	Timing of regulatory approval and regional product availability; and

●	Competitive landscape and brand awareness.

While we believe our dual-track model—comprising regulated nutraceuticals and late-stage pharmaceutical candidates—positions us well to meet unmet needs across metabolic-endocrine indications, we acknowledge that slow adoption in certain markets or segments could delay our growth trajectory.

We continue to invest in medical education, strategic KOL engagement, and scientific publications to enhance visibility and trust in our platform. However, if market uptake of our products is slower than expected or if our commercialization efforts do not generate meaningful traction, it could materially and adversely affect our financial performance, market share, and investor returns.

The results of our current and future clinical trials may not support our product candidate claims or could reveal unexpected adverse effects, potentially delaying or limiting our development plans.

We rely on the generation of robust clinical and scientific data to support the development, regulatory approval, and eventual commercialization of our botanical candidates, particularly SKF7®, which is currently under clinical investigation for obesity, metabolic syndrome, and women’s health indications.

Although we have completed two randomized, placebo-controlled Phase II trials outside the United States in compliance with ICH-GCP standards and demonstrated a favorable safety profile in preclinical and GLP-compliant toxicology studies, there can be no assurance that future trials, including planned Phase III studies, will replicate or confirm these findings. Regulatory authorities may not accept ex-U.S. trial data, and delays in patient recruitment, trial execution, or data analysis could affect our development timelines and regulatory submissions

It is also possible that future trials may reveal:

●	Limited efficacy in certain populations;

●	Subgroup effects that require further investigation;

●	The emergence of adverse events not previously observed in earlier studies; or

●	A need to conduct bridging or formulation studies due to changes in manufacturing processes.

Although our nutraceutical formulations—based on the same active extract—have achieved certain regulatory acceptance from the U.S. FDA (NDI), EFSA (Novel Food), and NPRA Malaysia, the clinical requirements for pharmaceutical approval are significantly more stringent. Any safety concerns, clinical failures, or ambiguous outcomes in future trials may hinder our ability to advance SKF7® or other candidates to regulatory approval.

Failure to demonstrate compelling clinical benefit could limit our ability to secure payer coverage or reduce commercial adoption.

In parallel with clinical efficacy and safety, real-world adoption will also depend on cost-effectiveness, competitive positioning, and payer acceptance—particularly in more regulated pharmaceutical markets. Even if our candidates demonstrate statistically significant clinical benefits, they may not meet evolving standards for coverage, reimbursement, or health technology assessment in some jurisdictions.

Additionally, concerns about botanical variability or lack of familiarity with botanical drugs in certain regulatory or medical communities may also pose hurdles to broad adoption, despite increasing international recognition of standardized phytomedicine.

We are proactively addressing these risks through:

●	Comprehensive scientific and clinical publication strategy;

●	Engagement with regulators early in the development process;

●	Maintenance of strict quality controls across all GMP manufacturing partners; and

●	Design of Phase III trials aligned with global regulatory and payer expectations.

If we encounter delays or setbacks in the development of SKF7® or our other candidates, our growth trajectory and business prospects may be adversely affected.

As a biotechnology company with a dual-track model, our long-term value creation is significantly tied to the successful development, regulatory approval, and commercialization of prescription candidates like SKF7®. Any delays—whether from clinical, regulatory, or supply chain bottlenecks—could materially impact our ability to meet development milestones, expand into new therapeutic categories, or compete in target markets.

For example, if required bridging studies, expanded safety trials, or additional pharmacokinetic data are needed due to manufacturing scale-up or formulation adjustments, this could increase development costs and delay regulatory filings.

We remain committed to advancing our pipeline with scientific and operational rigor. However, given the inherent uncertainties in clinical research, we cannot guarantee that SKF7® or other candidates will achieve regulatory approval, meet our targeted timelines, or attain commercial success.

If our contract manufacturers or suppliers fail to comply with environmental, health, and safety laws and regulations, we may be exposed to regulatory liability or supply chain disruption that could adversely affect our business.

We rely on a network of qualified contract manufacturers and suppliers to support both our nutraceutical and pharmaceutical development programs. These partners are subject to numerous environmental, health, and safety (EHS) laws and regulations at the federal, state, and local levels—including those governing laboratory practices, waste disposal, and the handling and transport of regulated or hazardous materials.

While we select reputable partners with robust compliance systems, we cannot guarantee full elimination of EHS-related risks. Any accidental non-compliance, material release, or regulatory breach by a third-party manufacturer or supplier could result in:

●	Delays in supply of raw materials or finished goods;

●	Disruption of clinical development timelines or commercial operations;

●	Additional costs related to containment, remediation, or legal response; and

●	Reputational harm or reduced partner confidence in our quality systems.

Though our contract partners are primarily responsible for maintaining compliance, we may still be affected by enforcement actions taken by authorities, including fines, permitting restrictions, or operational suspensions. This is particularly relevant as we scale up manufacturing for late-stage trials and enter new geographies with evolving environmental standards.

We are actively implementing quality agreements, regular audits, and environmental risk assessments across our contract manufacturing network to mitigate these risks. Nonetheless, the occurrence of any significant compliance failure could have a material adverse effect on our operations and financial condition.

As we expand our operations, we may face challenges managing growth effectively, particularly across geographies, product categories, and regulatory jurisdictions.

Our future success depends not only on scientific and clinical progress, but also on our ability to scale operations in a controlled and efficient manner. With planned growth across both our pharmaceutical pipeline and international nutraceutical business, we must continually improve our operational, financial, and information systems while also building and retaining high-performing teams.

Key areas of focus include:

●	Strengthening supply chain resilience and quality controls;

●	Upgrading enterprise systems, IT infrastructure, and compliance protocols;

●	Expanding global inventory and distribution capabilities;

●	Supporting cross-border regulatory filings, product registrations, and logistics; and

●	Managing employee training, performance, and integration across regions.

Failure to scale these operational components in tandem with our clinical and commercial ambitions may strain internal resources, delay execution timelines, or reduce responsiveness to market shifts. While we are actively investing in team development and system enhancements, the complexity of managing multi-segment international growth could still pose challenges.

By maintaining strategic discipline and prioritizing risk-adjusted expansion, we aim to minimize operational bottlenecks while continuing to build a durable, innovation-led biotechnology business.

We have previously received grant awards from Malaysian government, which may not be available to us in the future.

We have received funding under grant award programs supported by several Malaysian ministries and agencies, including the Ministry of Agriculture and Food Security (MAFS), the Ministry of Investment, Trade and Industry (MITI), the Ministry of Science, Technology and Innovation (MOSTI), the Malaysian Trade Development Corporation (MTDC), Bioconomy Corporation, SME Corp., and the Academy of Sciences Malaysia. To fund a portion of our future research and development programs, we may apply for additional grant funding from these or similar Malaysian ministries and agencies in the future. However, funding by these, and other, governmental agencies may be significantly reduced or eliminated in the future for various reasons. In addition, we may not receive full funding under current or future grants because of budgeting constraints of the agency administering the program or unsatisfactory progress on the study being funded. Therefore, we cannot provide any assurance that we will receive any future grant funding from any government agencies, or, that if received, we will receive the full amount of the particular grant award. Any such reductions could delay the development of our product candidates and the introduction of new products.

We may not be able to achieve or maintain profitability in the near term.

For the fiscal years ended December 31, 2024, and 2023, we incurred a net loss of approximately US$0.28 million, and net profit of approximately US$0.019 million, respectively. While we have commenced commercial sales of standardized nutraceutical formulations and continue to make progress across our clinical development programs—including our lead candidate SKF7®, which has received both U.S. FDA New Dietary Ingredient (NDI) and European Novel Food acceptance—we cannot assure you that we will be able to generate net income or positive cash flow from operating activities in the near term.

Our ability to achieve and sustain profitability will depend on multiple factors, including:

●	Successfully expanding our presence in targeted international markets;

●	Advancing our lead and pipeline drug candidates through clinical trials and obtaining regulatory approvals;

●	Enhancing manufacturing capacity and supply chain efficiencies through contract manufacturing partners;

●	Scaling sales and marketing activities to grow nutraceutical revenues in a capital-efficient manner;

●	Managing our operating costs and administrative overhead while investing in long-term growth.

We anticipate that our operating expenses will continue to increase as we:

(a)	Invest in R&D personnel and advance clinical trials, including our planned Phase 3 programs for obesity, diabetes, and women’s health;

(b)	Expand our commercialization infrastructure and brand awareness in high-priority regions;

(c)	Strengthen and scale our distribution channels across both nutraceutical and pharmaceutical segments;

(d)	Upgrade our data, regulatory, and quality systems to meet international compliance standards;

(e)	Incur ongoing public company compliance costs, including legal, accounting, and corporate governance.

While we are confident in our dual-track model and recent regulatory progress, our path to profitability remains subject to various uncertainties—such as clinical outcomes, market adoption, competitive pressures, global economic conditions, and evolving regulatory environments.

If we are unable to generate sufficient revenue or manage costs effectively, our business, financial condition, and results of operations may be materially and adversely affected. We believe that the strategic investments we are making today are essential to building long-term value; however, these investments may not immediately translate into profitability.

The markets for our drug candidates that we are developing or we may develop may be smaller than we expect for one or more indications.

Our estimates of the potential market opportunity for the drug candidates that we are developing or we may develop, for one or more indications, include several key assumptions based on our industry knowledge, industry publications and third-party research reports. There can be no assurance that any of these assumptions are, or will remain, accurate. If the actual market for any of the drug candidates that we are developing or we may develop, is smaller than we expect for one or more indications, our revenue, if any, may be limited and it may be more difficult for us to achieve or maintain profitability.

We operate in a highly competitive and rapidly evolving industry, and may face resistance to the adoption of new therapies by physicians, healthcare providers, and payers.

The biotechnology and pharmaceutical industries are intensely competitive, marked by rapid technological advancements and evolving standards of care. We compete with a broad range of established multinational pharmaceutical and biotechnology companies, as well as emerging growth-stage players, many of which have significantly greater financial resources, clinical development experience, commercial infrastructure, and market presence.

While we believe our botanical-based therapeutic approach, including our proprietary SKF7® platform, offers differentiated value—particularly for patients underserved or intolerant to conventional pharmacotherapies—we may still face competitive challenges on multiple fronts:

●	Technological substitution: Competitors may develop or commercialize products that are more effective, convenient, or economical, including synthetic small molecules, biologics, or next-generation therapies that render our candidates less competitive or obsolete.

Speed to market: Other companies may complete clinical trials, obtain regulatory approvals, or achieve commercial launch faster than we can, thereby securing first-mover advantages, broader reimbursement access, and greater physician adoption.

●	Brand recognition and market access: Established players often have extensive prescriber networks, payor relationships, and patient support systems, which may pose barriers to entry for new entrants like us, particularly in regulated pharmaceutical markets.

●

Intellectual property risks: Competitors may obtain broader or earlier patent protection that restricts our freedom to operate or exposes us to litigation, despite our global IP portfolio. While we have received acceptance of our New Dietary Ingredient (NDI) notification in the United States and U.S. Patent No. 12,403,166, titled “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” has been granted with an official issue date of September 2, 2025, we cannot guarantee that these protections will prevent duplication or challenge by competitors. In addition, our divisional application, U.S. Application No. 19/220,442, filed May 28, 2025, remains under examination as a continuation of U.S. Application No. 17/961,940 (for which a Notice of Allowance was issued on July 8, 2020), and seeks to broaden the scope of potential U.S. patent coverage. In Malaysia, Patent No. MY-193591-A was granted on October 19, 2022, providing composition of matter and therapeutic use protection. In parallel, we have filed related international applications in Malaysia (PCT/MY2022/000010 and PI2021006446), South Korea (10-2024-7018373), and Germany (22859531.0), all corresponding to the same patent family as U.S. Patent No. 12,403,166 and currently at various stages of examination and prosecution. These protections, however, do not confer exclusivity, and competitors may still seek to replicate our product or contest our intellectual property rights.

In addition to external competitive pressures, we may encounter internal market resistance, particularly among:

●

Physicians and healthcare providers who may be hesitant to adopt novel therapies without extensive post-marketing data or long-term familiarity, even if these therapies address unmet needs or offer safety advantages over other therapies.

Payers and reimbursement bodies that may be slow to recognize the value of botanical drugs or natural-origin therapeutics in disease areas typically dominated by synthetic pharmaceuticals, especially where pharmacoeconomic data is still emerging.

We believe our dual-track model—comprising both commercialized nutraceuticals and investigational botanical therapies—offers a strategic advantage by enabling us to generate early revenue, validate consumer and clinical interest, and build awareness across markets. However, there can be no assurance that we will be successful in defending or growing our market share, accelerating adoption among prescribers, or outperforming incumbent or future competitors.

Failure to respond effectively to technological disruption, market resistance, or competitive pressures could adversely impact our growth trajectory, business operations, and financial performance.

Our operating results could be adversely affected if we are unable to accurately forecast consumer demand for our nutraceutical products or effectively manage inventory and pricing dynamics.

Efficient inventory planning and demand forecasting are critical to our ability to deliver high-quality standardized nutraceutical products at scale, manage working capital, and sustain healthy gross margins. As a company that commercializes proprietary formulations derived from botanical ingredients, our inventory and sourcing models are informed by seasonality, ingredient availability, consumer demand trends, and channel-specific logistics.

We rely on internal forecasts, data analytics, and market intelligence to estimate demand and guide inventory decisions. However, actual demand may differ materially from forecasts due to a variety of factors, including evolving consumer preferences, economic conditions, pricing changes, seasonality, and the introduction of new products or competing alternatives.

Inventory misalignment may expose us to several risks:

●	Overestimating demand could result in excess inventory, leading to potential obsolescence, write-downs, or margin compression from discounting.

●	Underestimating demand could cause stockouts, lost sales, and reputational harm from unmet consumer expectations.

Moreover, our ability to return unsold goods to suppliers is generally limited, and raw material sourcing—particularly for plant-based APIs—may be constrained by agricultural cycles, climate conditions, and supplier capacity. As we scale operations across additional international markets, our exposure to these risks may increase.

To mitigate these risks, we continue to invest in digital inventory systems, supply chain analytics, and agile procurement frameworks to better align demand forecasting with production. Nonetheless, our ability to accurately anticipate demand remains a key determinant of operational efficiency and financial performance.

Our growth and market positioning depend on the strength of our brands and reputation, which could be negatively impacted by adverse events, quality concerns, or inconsistent pricing.

Brand equity is fundamental to our consumer engagement, channel penetration, and long-term success—especially as we expand awareness of our standardized nutraceutical offerings derived from patented botanical actives like SKF7®. Given our smaller size relative to large pharmaceutical and wellness players, we are particularly reliant on building trust, education, and visibility among both consumers and healthcare professionals.

Negative publicity—whether related to our products, management, third-party suppliers, or distribution practices—could damage consumer trust, reduce demand, or affect our ability to secure partnerships. Even unfounded safety concerns or isolated quality issues may require significant time and cost to remediate and could result in reputational harm.

As we continue to broaden our product portfolio and geographic reach, maintaining brand consistency and customer experience across markets will be critical to supporting our premium positioning and global credibility.

Changes to the pricing of our nutraceutical products may affect profitability and revenue growth.

We aim to offer high-quality, clinically supported nutraceuticals at prices accessible to our target segments. Our pricing strategy is influenced by input costs, manufacturing and logistics expenses, channel markups, consumer insights, and market-specific dynamics.

While we leverage data analytics to guide pricing decisions, external factors—such as inflation, exchange rates, raw material volatility, or competitive promotions—may require us to adjust prices. Price increases may limit affordability and reduce volume, while discounts or promotional pricing (such as during product launches or seasonal campaigns) may compress margins and affect perceived value.

In some instances, we may implement pricing changes to reduce inventory buildup or align older products with market expectations. Although these adjustments are part of our agile commercialization approach, there is no guarantee they will always drive incremental demand or be margin-neutral.

Additionally, sales made to distribution partners at discounted rates could be resold into the market at lower prices, creating potential channel conflicts and pricing distortions. We monitor such risks closely and implement contractual and operational controls where feasible, but we may not be able to eliminate this risk entirely.

Any sustained pricing pressure, inventory inefficiencies, or reputational challenges could adversely impact our margins, revenue growth, and financial condition.

We have incurred, and expect to continue to incur, significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial condition may be materially and adversely affected.

We will allocate substantial financial and operational resources to our sales and marketing activities. These include expanding our sales teams, investing in brand campaigns, and developing omnichannel marketing strategies aimed at strengthening brand visibility, engaging our customer base, and driving product adoption. For the fiscal years ending December 31, 2024, and 2023, our selling and marketing expenses were $766, and $3,875, respectively, representing approximately 3%, and 6% of our total net revenues. These expenditures primarily reflect test marketing efforts and brand validation campaigns conducted in selected pilot markets, and not full-scale commercialization. As we pursue broader market penetration, we expect these expenses to increase and remain significant in support of our dual-track commercialization strategy.

Our near- and mid-term strategy includes continued investments in awareness and distribution initiatives, particularly in Malaysia, the United States, South Korea, the European Union, the Middle East, and other targeted geographies. These efforts are designed to support both our standardized nutraceutical portfolio and our pharmaceutical development programs, including future launches of prescription botanical therapeutics subject to regulatory approval.

However, our marketing and branding activities may not always be successful, well-received, or cost-efficient. We may face challenges in maintaining the effectiveness of existing strategies or adapting to evolving consumer trends, digital platforms, or market expectations. For instance, we may not be able to rapidly identify or implement new marketing approaches that resonate with target consumers or efficiently convert interest into product demand.

In addition, failure to comply with applicable consumer protection, advertising, or promotional regulations—either in the U.S. or internationally—could result in regulatory scrutiny, fines, or restrictions that may delay or inhibit our ability to sell products in certain markets. If we are unable to optimize our sales and marketing operations or align our promotional activities with consumer behavior and legal requirements, it could materially affect our business, financial performance, and future growth prospects.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

Our operations are subject to complex and evolving product safety laws, regulations, and industry standards across the jurisdictions in which we operate. These laws govern the sourcing, manufacturing, packaging, labeling, distribution, importation, and exportation of our nutraceutical products, and require rigorous adherence to safety and quality control measures. We have implemented internal procedures and partner oversight protocols aimed at ensuring compliance with applicable regulations and standards, including collaboration with third-party testing centers and periodic consultation with regulatory and legal experts.

Despite these measures, we may not be able to guarantee continuous compliance, particularly as applicable laws, regulations, and interpretations evolve. In addition, as we expand our operations into new markets, we may encounter different or more stringent compliance frameworks that require additional internal controls or certifications.

We rely on third-party manufacturers and raw material suppliers—such as Herbal Science Sdn. Bhd.—for our nutraceutical production, and although we require compliance with relevant safety standards and mandate documentation such as Certificates of Analysis and safety reports, we do not have full operational control over the upstream procurement or manufacturing processes. While our quality assurance team monitors conformance to internal and regulatory expectations, we cannot fully eliminate the risk of supply chain deviations, defects, or contamination events.

As our commercial footprint grows, we may also face increased exposure to product liability claims. Even when products comply with safety requirements and labeling guidance, individual users may experience unexpected adverse reactions due to underlying medical conditions, allergies, or interactions with other medications. While we provide warnings, usage guidance, and contraindications where applicable, there is a risk that adverse events could still occur.

In the event of a substantiated safety concern, we may be required to initiate voluntary or regulatory product recalls or face temporary suspensions of market access. Such events could lead to administrative actions, fines, legal proceedings, or reputational harm. Any resulting disruptions or liabilities could materially affect our operations, financial condition, and prospects.

Complying with numerous health, safety and environmental regulations is both complex and costly.

Our operations are subject to extensive environmental, health, and safety (EHS) regulations in Malaysia and other jurisdictions where we conduct or intend to conduct business. These laws govern a broad range of activities, including air emissions, wastewater discharge, solid and hazardous waste management, and the handling, storage, use, transport, and disposal of hazardous materials and chemical substances.

As regulatory expectations evolve—often becoming more stringent over time—ongoing compliance may require the implementation of enhanced systems, technologies, or operational practices. While we believe that our facilities and operational partners currently operate in compliance with applicable requirements, continued compliance may entail capital expenditures, staff training, and investment in safety and monitoring systems.

In addition, some environmental regulations impose strict liability for remediation, regardless of fault. As such, we may face exposure to claims or enforcement actions related to events outside our direct control or arising from historical activities. Although we take a proactive approach to EHS risk management and engage qualified third-party experts where appropriate, we cannot guarantee that future regulatory developments or inspections will not lead to findings of noncompliance or result in unforeseen costs.

Any violations or alleged noncompliance could lead to administrative or legal proceedings, including fines, mandatory corrective actions, or temporary disruption of operations. Furthermore, liability related to personal injury, environmental contamination, or property damage—whether through litigation or regulatory enforcement—could adversely affect our financial condition, business operations, and reputation.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new product candidates and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new product candidates can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes, including changes to the FDA’s priorities or processes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for our product candidates or product candidates to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if the FDA is otherwise hindered by inadequate funding, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a newly public company, future government shutdowns or similar funding issues could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Changes in tariffs and trade policies, and any retaliatory measures by other countries or other trade tensions, could increase business costs, impact supply chains and cause business uncertainty, any of which may adversely impact our operations, supply chain, cash flows and profitability.

Escalating trade tensions have led to increased tariffs and trade restrictions. Since taking office in January 2025, the current U.S. presidential administration has issued numerous executive orders implementing or revising tariffs and international trade policies, seeking to prioritize U.S. domestic industry and rebalance global trade dynamics.

For example, the “Liberation Day” tariffs announced on April 2, 2025 included universal tariffs on imported goods, along with additional “reciprocal” tariffs on dozens of named countries. Although these tariffs include certain pharmaceutical product exemptions, the tariffs may nevertheless have a direct and/or indirect impact on products or components that we import. Subsequently, President Trump indicated that various additional changes in U.S. tariffs and trade policies may be forthcoming, including tariffs on pharmaceutical imports, including potential tariffs pursuant to Section 232 of the Trade Expansion Act of 1962. Other countries have implemented retaliatory tariffs in response and may announce additional tariffs or trade restrictions in the future.

Any trade policy change, through the implementation of tariffs or otherwise, or uncertainty regarding their implementation or final rates or retaliatory measures or other trade tensions, can create a volatile business environment, affecting strategic planning and investment decisions, and may have a material adverse effect on global trade, macroeconomic and geopolitical conditions and the stability of global financial markets.

Any of the foregoing developments could increase our cost of goods, including the availability and costs of active pharmaceutical ingredients and raw materials. Depending upon shape and form in which any such developments are ultimately implemented or otherwise occur, these could result in higher business decision complexity, additional operational expenses, tax complexity and profit margin pressure. They can also complicate supplier management and adversely impact supply chain flexibility and supply chain traceability.

Changes in laws or policies related to pricing for prescription drugs, including most-favored-nation (“MFN”) requirements, could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits.

The adoption in new jurisdictions of laws and policies that reduce, establish or mandate price controls or establish prices paid by government entities or programs for our products, or the implementation of more restrictive controls in existing jurisdictions, could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits. The failure to establish or maintain timely or adequate pricing may also adversely impact operations, revenues and profits. We expect that pricing pressures to continue globally.

For example, on May 12, 2025, the U.S. President issued an executive order "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients," directing executive agencies to take steps to facilitate most-favored-nation (“MFN”) pricing for prescription drugs in the United States. The executive order directs the Secretary of Health and Human Services (“HHS”) to communicate MFN pricing targets to pharmaceutical manufacturers by June 11, 2025. Manufacturers are expected to make “significant progress” toward meeting these targets. If they fail to do so, then other regulatory actions are to be pursued, including proposing rules to implement MFN pricing, working with Congress to allow for expanded drug importation, exploring U.S. FDA drug approval reforms, increased antitrust enforcement and review of drug export practices. The order does not specify which drugs would be subject to MFN pricing, which countries will be considered, how MFN targets will be set or enforced, or what qualifies as “significant progress.”

The May 12, 2025 executive order also calls on the Secretary of Commerce and the U.S. Trade Representative to address foreign pricing practices that may harm U.S. interests, including suppressing drug prices abroad and shifting the global research burden to American consumers. Additionally, the order directs HHS to support direct-to-consumer sales at MFN prices, seeking to bypass intermediaries in the current U.S. drug supply chain. We cannot predict the ultimate effect of this executive order on our business, but this could adversely affect our potential product prices and profit margins, and thereby our operations, revenues and profits. The executive order may also face lawsuits challenging the enforceability of certain of its terms, the outcome of which is inherently uncertain. As the implementation of this executive order evolves, we will continue to assess its impact on us.

We may be subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

As we expand internationally, our operations and product shipments are increasingly subject to complex and evolving import and export control laws, trade restrictions, and economic sanctions administered by the Malaysian government and other regulatory authorities in jurisdictions where we do business, including the United States, the European Union, South Korea, and countries in the Middle East and ASEAN.

These laws and regulations may restrict the export or import of certain technologies, botanical extracts, active ingredients, or finished products to or from specific countries, persons, or entities. They may also impose licensing, reporting, or recordkeeping obligations that vary by region. We have implemented internal compliance mechanisms, including screening protocols and third-party due diligence processes, to identify high-risk counterparties and ensure compliance with applicable trade and customs laws.

However, given the dynamic nature of international regulations, there remains a risk of inadvertent non-compliance. If we or any of our subsidiaries or partners were to violate applicable export control or sanctions laws—whether through oversight or as a result of evolving interpretations—our business could be subject to enforcement actions, including civil or criminal penalties, regulatory fines, loss of export privileges, or reputational damage.

In addition, any regulatory investigations into alleged violations—even if ultimately resolved without penalty—could result in significant distraction to our management, increased legal costs, and negative publicity. While we believe our current protocols are robust, continued expansion into new jurisdictions may necessitate additional resources to manage compliance risks across global supply chains, distribution networks, and licensing partnerships.

Failure to maintain full compliance with export-import regulations could materially impact our ability to compete in international markets, delay the availability of our products in certain countries, and adversely affect our financial condition and business operations.

Fluctuations in exchange rates in the MYR could adversely affect our business and the value of our securities.

The value of the MYR against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our Ordinary Shares will be indirectly affected by the foreign exchange rate between U.S. dollars and MYR and between those currencies and other currencies in which our revenue may be denominated. Appreciation or depreciation in the value of the MYR relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As we rely to a large extent on revenues earned in Malaysia, any significant revaluation of MYR may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into MYR for our operations, appreciation of the MYR against the U.S. dollar could cause the MYR equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our MYR into U.S. dollars for the purpose of making dividend payments on our Ordinary Shares or for other business purposes and the U.S. dollar appreciates against the MYR, the U.S. dollar equivalent of the MYR we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

Malaysia is experiencing inflationary pressures, which may prompt the government to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While we believe that the Malaysian economy has experienced rapid growth over the last two decades, it has also experienced inflationary pressures. As governments take steps to address inflationary pressures, there may be significant changes in the availability of bank credit, interest rates, limitations on loans, restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If our revenues rise at a rate that is insufficient to compensate for the rise in our costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth, which may harm our business, financial condition and results of operations.

If inflation increases significantly in ASEAN countries, our business, results of operations, financial condition and prospects could be materially and adversely affected.

If inflation in ASEAN countries, including Malaysia, increases significantly, our costs, including our staff costs and other operational costs, are expected to increase. Furthermore, high inflation rates could have an adverse effect on economic growth and the business climate within ASEAN countries, and dampen consumer purchasing power. As a result, a high inflation rate in ASEAN countries, including Malaysia, could materially and adversely affect our business, results of operations, financial condition and prospects.

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We depend on external couriers and logistics providers (e.g. DHL, FEDEX, PosMalaysia) for key services like collecting products, storing them, shipping to customers, and managing returns. This reliance allows us to concentrate on our core business but means we have less control over the delivery services our customers receive. These logistics can be disrupted by various uncontrollable events, such as bad weather, disasters, health epidemics, IT system failures, transportation issues, labor problems, or political and economic changes. If our providers face disruptions or stop their services, finding new ones that meet our standards for quality and cost in a timely manner may be difficult or impossible.

The delivery staff from these third-party providers represent us to our customers, so managing them well is crucial for maintaining service quality. If our products do not arrive in good condition, on time, or if other delivery issues occur, it could negatively affect our products, customer satisfaction, and damage our business reputation. Additionally, if these providers increase their fees, we might face extra costs, and we may not be able to pass these increases on to our customers.

We may incur future product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product candidate liability claims that are inherent in the testing, design, manufacture, and sale of pharmaceutical and nutraceutical products.

In its contractual dealings with third parties, it is not always possible for the Company to limit its potential exposure to products liability claims and, in any event, such contractual dealings may be of limited (if any) effect as a result of existing or future laws or regulations or unfavorable judicial decisions The distribution, sale and support of the Company’s future products may entail the risk of such claims, which is likely to be substantial in light of the use of its products in the treatment of medical conditions.

We could become the subject of product liability lawsuits alleging that product defects, or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts, or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation, our ability to attract and retain customers and our results of operations or financial condition.

A successful product liability claim could result in significant monetary liability and could seriously harm the Company’s business, operations, financial position and/or reputation.

It is possible that claims against us may exceed the coverage limits of our third-party product liability insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial retentions or deductibles that we are responsible for. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, results of operations, and financial condition.

In addition, any future product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our executive offices and for our operations. If we need to terminate a lease early and relocate before the lease ends, we might face termination fees or be liable for breaching the contract. Additionally, when we wish to continue our presence at certain locations, there is no guarantee that we can successfully extend or renew those leases on terms that are acceptable to us, or at all.

Expansion into international markets will expose us to significant risks.

Building on our success in Malaysia, we intend to expand into Southeast Asia and other international markets. Expansion into international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in Malaysia. There are significant risks and costs inherent in doing business in international markets, including:

(a)	difficulty in establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

(b)	the ability to retain and effectively manage senior management and key personnel of our acquired businesses against the backdrop of the intense international competition for high quality management personnel;

(c)	the need to adjust pricing and margins to effectively compete in international markets;

(d)	the need to adapt and localize products for specific countries and the potential differences in customer preferences, including obtaining rights to third-party intellectual property used in each country;

(e)	increased competition from local providers of similar products and services;

(f)	the ability to protect and enforce intellectual property rights abroad;

(g)	the need to offer content and customer support in various languages;

(h)	difficulties in understanding and complying with local laws and regulations, and observation of religious and cultural customs and conventions in other jurisdictions;

(i)	complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks;

(j)	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

(k)	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

(l)	fluctuations in currency exchange rates and the requirements of currency control regulations; and

(m)	political or social unrest or economic instability in a specific country or region in which we operate.

Our experience with international regulatory environments and market practices is limited, which might hinder our ability to penetrate and operate successfully in the markets we are entering and aim to enter. Additionally, our international expansion could bring significant expenses, and there’s no guarantee of success. Our products and services might not be as quickly or widely accepted in new markets as we hope, partly due to our limited brand recognition in some parts of the world. Furthermore, if our third-party manufacturers or raw material suppliers are perceived as not adhering to the ethical, social, product, labor, and environmental standards of these markets, it could impact acceptance of our products. Failure to effectively navigate these risks could negatively impact our international operations and consequently have an adverse effect on our business, financial health, and operational outcomes.

Additionally, the laws in the countries in which we potentially may operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries in which we may potentially operate.

We gather, store, process and use various types of data, including clinical trial data, personal health information, real-world evidence and business partner records, to support our research, development and commercialization efforts. This data helps improve our products, inform regulatory submissions and enhance clinical and operational decision-making. All clinical data collection follows established international standards, including the International Council for Harmonisation Good Clinical Practice (ICH-GCP) guidelines.

However, handling and protecting this data involves inherent risks. Specifically, we face challenges related to

(a)	safeguarding sensitive information stored in or processed through our systems, including protecting against cyberattacks, unauthorized access, or improper use by employees, contractors or third parties

(b)	addressing ongoing concerns about data privacy, patient confidentiality, cybersecurity and the responsible use of artificial intelligence, and

(c)	complying with applicable laws, regulations and guidelines related to the collection, use, storage, processing, transfer, access, disclosure and deletion of data, including responding to inquiries from domestic and international regulatory authorities.

We expect that data privacy and cybersecurity compliance will continue to draw increasing attention from regulators and the public. This may lead to higher compliance costs and greater operational complexity. Failure to effectively manage these risks could result in regulatory penalties, disruption of clinical or commercial activities, reputational damage or other adverse effects on our business and long-term prospects.

Complying with data protection laws, which are constantly evolving, can be costly and can attract negative publicity.

Many data protection laws are relatively new, and their interpretation by regulators is still evolving. If we handle data that requires extra scrutiny, we might need to implement stricter data management and protection measures. Complying with these laws, as well as future regulations related to data security and personal information protection, can be expensive and increase our operational costs. This compliance could also attract negative publicity, potentially harming our reputation and business operations. The implementation and interpretation of these laws remain uncertain.

Moreover, regulatory authorities worldwide are considering or have already adopted new data protection legislation. These, if enacted, along with their uncertain interpretations and applications, could lead to fines or orders for us to change our data practices and policies, negatively impacting our business and operations.

Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

We store and analyze customer and operations data, and despite our security measures, we face risks of data loss, litigation, and potential liability due to security breaches. Our data is encrypted and stored on cloud-based servers, isolated from the internet, secured with access control, and further backed up on long-distance servers to minimize the risk of data loss or breach.

Despite the security measures we have implemented, we could still face cyber-attacks, including attempts to hack our cloud or intranet and steal customer and business information. Such attacks might also aim to extort economic benefits from us. Our security measures could also be compromised due to employee error, intentional misconduct, or other failures. Moreover, outsiders might fraudulently induce our employees to reveal sensitive information, gaining unauthorized access to our data.

Any breach or unauthorized access can lead to significant legal and financial consequences, damage our reputation, and erode customer confidence in our information security. This could deter customers from interacting with us and negatively impact our business and operations. The constantly evolving nature of security threats means we might not be able to foresee or prevent all types of attacks. A real or perceived breach could harm our reputation, lead to the loss of customers and business partners, reduce customer and partner engagement, and expose us to legal and financial risks, including lawsuits and regulatory fines. Any of these outcomes could materially and adversely affect our business and operational results.

We are dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage and monitor a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are dependent on a variety of information systems to effectively process and fulfill customer orders. We also depend on our information technology infrastructure for digital marketing activities, for managing our various distribution channels, for electronic communications among our personnel, customers, manufacturers, and suppliers and for synchronization with our manufacturers and logistics providers on demand forecast, order placements and manufacturing and service status and capacity. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party manufacturers, e-commerce platforms or service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to meet customer requests, ability to process financial information and transactions, and ability to receive and process orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

As our business expands, we plan to continue investing in and upgrading our information technology systems and processes. Without these enhancements, we might face unexpected system disruptions, slow data processing, unreliable service, compromised quality, or delays in reporting accurate information. Such issues could harm our reputation and our ability to attract and retain customers.

However, these system upgrades come with inherent costs and risks, including potential disruptions to our internal controls, increased administrative and operating expenses, and the challenge of acquiring or retaining skilled personnel to implement and operate these new systems. These upgrades also demand significant management attention, along with the risks and costs of delays or difficulties in integrating new systems with our existing ones.

Furthermore, improving our information technology systems and infrastructure will require substantial financial, operational, and technical resources. There’s no guarantee that these investments will lead to increased business. If we are unable to adapt to technological changes or fail to maintain and upgrade our systems and infrastructure in response to evolving business needs efficiently and cost-effectively, our business could suffer adverse effects.

Compliance with Malaysia’s Personal Data Protection Act 2010, Personal Data Protection Order 2013, and any such existing or future data-privacy related laws, regulations, and governmental orders may entail significant expenses and could materially affect our business.

Our business and operations in Malaysia are subject to laws and regulations regarding data privacy and data protection pursuant to the Personal Data Protection Act 2010 (the “PDPA 2010”). In particular, the PDPA 2010 applies to any person who processes or has control over, or authorizes the processing of, any personal data regarding commercial transactions, except for any personal data processed outside of Malaysia and not intended to be further processed in Malaysia. Under the PDPA 2010, any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access, or disclosure, alteration, or destruction of personal data and to maintain the integrity and competence of the personnel having access to the personal data processed. Such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed and shall be destroyed or permanently deleted if it is no longer required. In addition, a data user who belongs to any of the classes of data users prescribed under the Personal Data Protection (Class of Data Users) Order 2013 (the “Order 2013”) shall be registered under the PDPA 2010 in order to process personal data.

Interpretation, application, and enforcement of such laws, rules, regulations, and governmental orders, such as the PDPA 2010 and the Order 2013, evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement. Compliance with the PDPA 2010 and/or related implementing regulations and governmental orders could significantly increase the cost of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in Malaysia. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices could fail to meet all of the requirements imposed on us by the PDPA 2010 and/or related implementing regulations and government orders. Any failure on our part to comply with such laws, rules, regulations, governmental orders, or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension, or other penalties by Malaysian government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition, and results of operations. Even if our practices are not subject to legal challenges, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations. Moreover, the legal uncertainty created by the PDPA 2010 and/or related implementing regulations and governmental orders could materially and adversely affect our ability, on favorable terms, to raise capital, including engaging in offerings of our securities in the U.S. market.

Inaccuracies or perceived inconsistencies in our clinical or operational metrics may harm our reputation and impact our business.

We rely on internally generated and third-party data to evaluate clinical progress, inform regulatory submissions, guide product development and support our commercialization strategy. These metrics include clinical trial outcomes, real-world evidence, biomarker responses, AI-generated analyses and other scientific or operational indicators. While we apply rigorous quality control procedures, these metrics are not independently audited unless required by regulatory authorities, and may differ from external assessments or industry benchmarks.

Any material inaccuracies, inconsistencies or perceived lack of transparency in the reporting or interpretation of our data could negatively affect our credibility with regulators, scientific partners, investors or healthcare providers. This may delay approvals, disrupt partnerships or harm our reputation, which could adversely impact our business and future prospects.

We rely on third-party payment processors for certain transactions, and any disruptions, errors, or compliance issues could affect our ability to collect revenue.

While most of our transactions are conducted through institutional agreements, we may also receive payments through third-party payment platforms or financial intermediaries. Any failure, delay, or fraud in these systems, or non-compliance with applicable financial regulations, could result in delayed collections, increased costs or operational disruption, which may affect our cash flow and financial performance.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

As a clinical-stage company, we have historically incurred net losses and expect to continue incurring significant expenses as we advance our research and development programs, conduct clinical trials, pursue regulatory approvals, expand manufacturing capabilities and invest in commercialization. We may require additional cash resources due to changes in business conditions or strategic initiatives, including new clinical programs, market entry efforts, licensing arrangements, or acquisitions. In addition, other unanticipated costs may arise in the course of our development efforts. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any drug candidates we develop, and changing circumstances, some of which may be beyond our control, such as heightened inflation and interest rates, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our ability to fund our operations will depend on many factors, including our future financial performance, regulatory progress, market acceptance of our products, manufacturing scalability, and overall economic conditions. If our operating cash flow is insufficient to support these activities, we may need to delay or scale back critical programs, reduce investments, or seek additional financing.

We cannot be certain that external financing will be available on acceptable terms, in a timely manner or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our drug candidates or other research and development initiatives. Failure to obtain sufficient funding could materially and adversely affect our business, financial condition and future growth prospects.

Raising additional capital may cause dilution to holders of our Ordinary Shares, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

We expect our expenses to continue to increase in connection with our planned operations. Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent we raise capital through the sale of equity or convertible debt securities, such issuances may dilute existing shareholders, while incurring debt could impose restrictive covenants and repayment obligations that limit our flexibility. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our drug candidates.

We may be subject to claims that we have infringed, misappropriated, or otherwise violated the intellectual property rights of third parties, which could be costly to defend and disrupt our business and operations.

Our success depends in part on our ability to develop and commercialize products without infringing the intellectual property rights of others. While we have implemented internal controls and licensing procedures to avoid unauthorized use of third-party technologies or proprietary information, we cannot guarantee that all uses will be fully compliant or free of claims. As we expand into new markets and competitors increase, the likelihood of third parties asserting intellectual property rights against us may grow.

We rely on proprietary extraction technologies, bioactive standardization methods, clinical data, and formulation innovations that could become the subject of third-party patent challenges or infringement allegations, particularly in jurisdictions with differing patent rules or enforcement standards. Additionally, we use third-party software, research tools, and technology platforms under license. If any of these licenses are terminated, unavailable on commercially reasonable terms, or found to infringe third-party rights, our ability to operate effectively may be impacted.

We may also face risks that employees, consultants, suppliers, or research partners unintentionally infringe, misappropriate, or disclose confidential information, trade secrets, or proprietary compounds belonging to third parties. Even if we are not ultimately found liable, defending against such claims may involve significant legal costs and divert management attention.

If any third-party intellectual property claims are successfully asserted against us, we could be required to pay substantial damages, enter into costly or restrictive license agreements, cease development or commercialization of certain products, or comply with injunctive orders. Any of these outcomes could materially and adversely affect our business, financial condition, and future prospects.

Our ability to protect our intellectual property is uncertain, and failure to do so could materially harm our business, financial condition, and prospects.

We rely on a combination of patent protection, trade secrets, proprietary know-how, and contractual agreements to safeguard our core technologies, extraction methods, standardized formulations, and clinical data. Our intellectual property portfolio includes granted and pending patents in multiple jurisdictions, including the United States, Europe, and Asia. However, there can be no assurance that our current or future patent applications will result in issued patents, or that any granted patents will provide sufficient protection against competitors.

Patent protection is limited to specific territories and is subject to challenge at both the patent office and in court. Third parties may claim that our patents are invalid or unenforceable, or that our technologies infringe on their intellectual property rights. Even if our patents are upheld, we may need to engage in costly and time-consuming litigation to enforce our rights. Unfavorable outcomes could lead to loss of exclusivity, monetary damages, or restrictions on our operations.

In addition to patents, we rely on trade secrets, proprietary technical knowledge, and confidential information, especially for areas not covered by formal intellectual property rights. While we take precautions, such as confidentiality and IP assignment agreements with employees, consultants, and partners, we cannot guarantee these protections will be effective. Unauthorized use, disclosure, or independent discovery of our trade secrets could reduce our competitive advantage.

We also depend on third-party licenses for certain technologies and research tools. If these licenses are terminated, disputed, or not adequately enforced by the licensors, we may lose access to critical components of our R&D platform or pipeline. License agreements may also impose ongoing obligations, such as milestone payments or diligence requirements, which, if unmet, could result in termination or legal disputes.

Our business also depends on the expertise and institutional knowledge of our management, scientific team, and external collaborators. Although we use contractual measures to protect this know-how, no assurance can be given that these measures will prevent misappropriation or ensure adequate remedies in the event of a breach.

Any failure to obtain, maintain, protect, or enforce our intellectual property rights could materially and adversely affect our ability to develop and commercialize our products, diminish our market position, and negatively impact our business and financial condition.

Our failure to maintain, enforce, or adequately protect our patents and intellectual property rights may adversely affect our business, financial condition, and prospects.

Our business depends on our ability to protect and maintain our intellectual property portfolio, which includes patents, trade secrets, trademarks, and other proprietary technologies. The timely payment of renewal, annuity, and maintenance fees is essential to preserve our patent rights across jurisdictions. Failure to do so may result in the lapse or abandonment of patents, limiting our ability to assert or defend our rights and making us vulnerable to third-party infringement or competitive entry.

In addition to our own patents, we rely on licenses from third parties and collaborations that require ongoing diligence to protect and preserve jointly developed or licensed intellectual property. If we or our partners fail to maintain these rights, our ability to enforce or leverage such IP in key markets may be compromised.

Enforcing our intellectual property rights, particularly patents, can be complex, costly, and time-consuming. Even if we identify infringing activity, litigation may not always be practical due to resource constraints or limited strategic benefit. Conversely, our patents may be subject to challenge or invalidation by third parties through administrative or court proceedings. If we are unable to successfully defend our IP, or if the scope of protection is narrowed, it may erode our competitive advantage and impact our long-term value.

We also rely on trade secrets and proprietary know-how, including extraction methods, formulation processes, and clinical data. Although we implement confidentiality and assignment agreements with employees, contractors, and partners, we cannot guarantee complete protection from unauthorized use or disclosure. If our trade secrets are misappropriated or independently developed by others, our position in the market may be weakened.

Any material failure to secure, maintain, or enforce our intellectual property rights could result in a loss of exclusivity, reputational harm, diminished product differentiation, or disruption of clinical or commercial activities, each of which could have a material adverse effect on our business, financial condition, and future growth.

Misconduct or compliance failures by our employees, contractors, or business partners could harm our reputation, disrupt our operations, and adversely affect our results.

We rely on the integrity and compliance of our employees, consultants, contract research organizations, manufacturers, logistics providers, and other partners in the conduct of our operations. Any misconduct or failure to comply with applicable laws, regulations, industry standards, or internal policies by these parties could expose us to regulatory investigations, civil or criminal liability, reputational damage, or business disruptions.

Such misconduct may include violations of anti-corruption, fraud, or abuse laws, breaches of environmental or product safety standards, inaccurate reporting of research or clinical trial data, or failure to meet ethical, labor, and supply chain standards. While we implement compliance protocols and require contractual commitments from our partners, we cannot guarantee full adherence in all circumstances.

If our third-party manufacturers, service providers, or collaborators fail to comply with regulatory requirements—such as those related to cGMP, environmental laws, or product quality—it could result in production delays, product recalls, enforcement actions, or suspension of operations. Similarly, misconduct by employees or advisors, including falsification of data, insider misconduct, or violations of confidentiality obligations, could compromise regulatory approvals, trigger liability, or damage our scientific and commercial credibility.

Any such incidents may divert management resources, lead to costly remediation efforts, or negatively impact our business, financial condition, and results of operations.

If we fail to obtain or maintain the licenses, permits, registrations, or regulatory filings required for our operations, our business and results may be materially and adversely affected.

Our operations are subject to extensive regulation by governmental authorities in each jurisdiction where we conduct research, manufacture, or intend to commercialize our pharmaceutical-grade botanical products. These include clinical trial authorizations, manufacturing licenses, product registrations, export and import permits, and compliance with health, safety, and environmental laws.

Although we have not received any warnings, penalties, or disciplinary actions as of the date of this prospectus, there can be no assurance that we will not face future administrative or enforcement actions. Any failure to obtain, maintain, or renew required approvals in a timely manner could result in suspension of clinical activities, product recalls, shipment delays, fines, or the loss of market access.

As we expand into new markets and advance new product candidates, we may be required to secure additional licenses or approvals. New or changing regulations, evolving interpretations of existing laws, or stricter enforcement policies may also increase our compliance burden or delay regulatory timelines. There is no guarantee that we will be able to obtain the necessary authorizations promptly, or at all, in every jurisdiction where we operate.

Any regulatory delays, rejections, or failures to comply with licensing obligations could materially and adversely affect our business operations, financial condition, and future growth prospects.

Our potential acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

We may pursue acquisitions to strengthen our competitive position in key segments, expand into adjacent product categories and emerging markets, or align with our strategic goals. However, the process of identifying and completing such acquisitions can be costly, and there is no guarantee that we will find suitable candidates or secure acquisitions on favorable terms. Additionally, obtaining approvals from government authorities may incur high compliance costs and introduce uncertainty.

Furthermore, investments and acquisitions may lead to management distractions, unexpected liabilities and expenses, undiscovered issues in due diligence, substantial cash outflows, potentially dilutive equity issuances, and significant amortization expenses related to goodwill or intangible assets. Impairment of goodwill or intangible assets could result in substantial changes to our financial results.

Assumptions made during the evaluation of acquisition opportunities may not materialize as expected, and the integration of acquired businesses can be costly and disruptive to our existing operations, particularly given our lack of experience with acquiring and integrating businesses. Integration involves inherent risks, some beyond our control, and there’s no assurance that we will achieve anticipated benefits, synergies, cost savings, or efficiencies. If our investments and acquisitions do not succeed, our financial condition and results of operations may be significantly and adversely affected.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as a result of deteriorating credit markets, related financial crises, and various other factors, including extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments, and declining valuations of others. Some governments may take unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may significantly impact our ability to raise capital, if needed, in a timely manner and on acceptable terms, or even at all.

Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt our business operations.

Our business could be significantly harmed by natural disasters, health epidemics, or public safety concerns affecting Malaysia, Southeast Asia, and other regions where we operate or intend to operate. Natural disasters may lead to server interruptions, system failures, technology platform issues, or internet outages, affecting both our operations and those of our manufacturers, suppliers, and service providers. This could result in data loss, software or hardware malfunctions, and disruptions in daily operations, product manufacturing, and delivery. Health epidemics affecting our employees or partners could also have adverse effects. Furthermore, any health epidemic harming the Malaysian economy or our target customers could negatively impact our financial results.

Our headquarters are in Malaysia, where most of our management and employees are based. Consequently, if natural disasters, health epidemics, or other public safety concerns affect Malaysia, it could cause significant disruptions to our operations, leading to material adverse effects on our business, financial condition, and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success hinges on the valuable contributions of our senior management and key employees, including, in particular, Abdul Razak Mohd Isa, and Mustadza Muhamad, and losing their services could harm our business. Effective collaboration among our senior management is crucial, as any inefficiency or discord could severely disrupt our operations. Furthermore, if any of our key executives or personnel are unable or unwilling to continue working with us, finding suitable replacements may be challenging due to intense competition and a limited pool of qualified candidates. Retaining our current talent and attracting experienced replacements may prove difficult, even if we offer higher compensation and benefits.

Our ability to succeed in the future also depends on attracting and retaining highly skilled individuals in research and development, technical, managerial, finance, marketing, sales, and customer service roles. Given the high demand for qualified individuals, we may need to offer competitive compensation and benefits. However, even with these incentives, successfully recruiting, integrating, and retaining the talent we require may be a challenge.

Moreover, there is a risk that if any of our executive officers or employees were to join a competitor or start a competing business, they could disclose sensitive business information, trade secrets, customer lists, and other valuable resources. [While we have employment agreements, confidentiality, and non-competition agreements in place with our senior management and key employees, disputes could arise, leading to significant costs and expenses to enforce these agreements or potentially rendering them unenforceable]. Any failure to attract or retain key management and personnel could severely disrupt our business and hinder our growth.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

From time to time, we may find ourselves involved in various forms of litigation, legal disputes, claims, or administrative proceedings as a normal part of our business operations. Predicting the outcomes of these legal matters can be challenging. In the event of an unfavorable verdict or if we choose to settle, we may incur financial damages or other liabilities. Even when we successfully defend ourselves, these legal proceedings can still demand significant financial resources, time, and effort. Negative publicity related to such legal matters could harm our reputation and negatively impact our brand and services.

Moreover, it’s worth noting that the significance of litigation, legal disputes, claims, or administrative proceedings may change over time due to factors such as evolving circumstances, the complexity of the cases, the likelihood of winning or losing, the monetary value involved, and the parties involved. This means that even cases initially considered less important could become more significant in the future. As a result, ongoing or future legal matters have the potential to affect our business, financial condition, and operating results materially and adversely.

Our performance is dependent on the performance of the economy and consumer spending patterns in the countries in which we operate.

The expenditure on our nutraceutical products is contingent upon consumers’ discretionary spending, significantly influenced by prevailing economic conditions and disposable income availability. Adverse economic scenarios in our operational countries might curtail consumers’ purchasing power, resulting in a substantial negative impact on our business, financial standing, and operational outcomes. While our pricing strategy aims to cater to a broad consumer base resilient to economic downturns, there remains a risk that a downturn in the economic conditions of our operational countries could materially and adversely affect our business, financial standing, and operational results.

Our financial performance is subject to political, economic, social, regulatory and other developments in the countries in which we operate.

Our business faces exposure to various risks arising from political, economic, social, regulatory, and other developments. These risks encompass the burdens associated with complying with diverse laws and regulations, political and economic instability, fluctuations in interest rates, economic downturns, and the fiscal and monetary policies of governments such as foreign exchange controls, inflation, deflation, taxation methods and policies, natural disasters, trade restrictions, imposition of government controls, tariffs, customs duties, product classifications by governing bodies, logistics, sourcing challenges, military conflicts, acts of terrorism, and factors influencing consumer confidence and spending. The occurrence of any of these risks has the potential to adversely impact our business, thereby affecting our overall business and financial condition.

Our use of artificial intelligence technologies involves emerging risks, including regulatory uncertainty, algorithmic bias, and data privacy concerns, which could adversely affect our business, reputation, or compliance status

We currently leverage, and intend to increasingly integrate, artificial intelligence (AI) and machine learning (ML) technologies into various aspects of our business operations, including clinical data analysis, product development, precision health modeling, microbiome and biomarker analysis, and digital health engagement platforms. While we believe these technologies offer significant potential to improve efficiency, innovation, and patient-specific outcomes, their use also exposes us to novel and evolving risks.

AI-related regulatory frameworks are nascent and fragmented across jurisdictions. In particular, regulators in the United States (such as the FDA), European Union (under the proposed AI Act), and other countries are actively developing rules that may affect the approval, marketing, and oversight of AI-assisted diagnostic, therapeutic, or digital health tools. As regulatory standards become more stringent, we may be required to undertake additional validation studies, modify our AI models, or submit new filings to regulatory bodies. This may delay product deployment, increase compliance costs, or require changes to our digital or clinical workflows.

Furthermore, AI models—particularly those trained on large, heterogeneous datasets—may produce unintended outputs due to algorithmic bias, incomplete data, or technical flaws. If our AI-enabled tools generate inaccurate recommendations or fail to perform as intended, we may face risks of patient harm, reputational damage, or potential liability. We may also be subject to ethical scrutiny and public criticism if our AI systems are perceived to lack transparency, fairness, or accountability.

Our use of AI requires access to large volumes of structured and unstructured data, some of which may be derived from clinical research, partner institutions, or de-identified health records. We must ensure that all data used to train or operate AI systems is collected and processed in full compliance with applicable data protection and privacy laws, including HIPAA (in the United States), GDPR (in the European Union), PDPA (in Malaysia), and other local data regulations. Failure to do so could lead to enforcement actions, fines, or contractual disputes with data providers.

Lastly, reliance on third-party AI platforms or software vendors—whether cloud-based or integrated into our systems—may expose us to cybersecurity vulnerabilities, intellectual property conflicts, or service interruptions beyond our direct control. These risks may be exacerbated as we scale operations, particularly if we expand digital or AI-enabled offerings to international users or clinical settings.

While we believe that our current AI strategy is grounded in ethical safeguards, expert oversight, and scientific rigor, any failure to anticipate, detect, or respond to emerging AI risks could materially impact our development timelines, regulatory standing, reputation, and long-term viability.

Risks Relating to our Ordinary Shares and Trading Market

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We intend to apply to have our Ordinary Shares listed on the NYSE American. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering (“IPO”) price for our Ordinary Shares will be determined through negotiations between the underwriters and us. This price may differ from the market price of our Ordinary Shares after the IPO. Purchasing our Ordinary Shares in the IPO does not guarantee the ability to resell them at or above the IPO price. We cannot assure you that the IPO price or the post-IPO market price will match or exceed prices in privately negotiated transactions that occurred prior to the IPO. The market price of our Ordinary Shares may undergo significant fluctuations due to various factors, many of which are beyond our control, including:

(a)	Actual or anticipated fluctuations in our revenue and operating results;

(b)	The accuracy of financial projections we provide to the public, any changes in these projections, or our failure to meet them;

(c)	Actions taken by securities analysts who initiate or maintain coverage of our company, changes in their financial estimates, or our failure to meet these estimates or investor expectations;

(d)	Announcements made by us or our competitors regarding significant products, features, technical innovations, acquisitions, partnerships, joint ventures, or capital commitments;

(e)	Price and volume fluctuations in the overall stock market, influenced by broader economic trends;

(f)	Lawsuits threatened or filed against our company; and

(g)	Other events or factors, including those resulting from war, incidents of terrorism, or responses to such events.

Furthermore, stock markets have witnessed extreme price and volume fluctuations that have impacted and continue to affect the market prices of equity securities in many companies. These fluctuations are sometimes unrelated or disproportionate to a company’s actual operating performance. Historically, stockholders have initiated securities class action lawsuits following periods of market volatility. If our company becomes involved in securities litigation, it could result in substantial costs, divert resources and management attention away from our core business activities, and adversely affect our overall business.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[*] per share if the underwriters do not exercise the over-allotment option and $[*] if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of $[*], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and total gross proceeds of $[*] (without giving effect to the exercise by the underwriters of their overallotment option). See “Dilution.” In addition, you may experience further dilution upon the exercise of outstanding options we may grant from time to time.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgraded our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of our Ordinary Shares.

Short selling is a practice where an individual or entity sells securities they do not own, having borrowed them from a third party. The aim is to buy identical securities later at a lower price to return to the lender, thus profiting from a decline in the securities’ value between the sale and the purchase. Short sellers often hope to benefit from a decrease in the security’s price, and they may publish or arrange for the publication of negative opinions about the issuer and its business to create negative market sentiment, potentially generating profits for themselves by selling the security short. These actions have historically resulted in the selling of shares in the market.

The impact of such negative publicity on our company is uncertain. If we were to become the target of unfavorable allegations, whether true or false, we might need to allocate significant resources to investigate and defend against these allegations. While we would vigorously defend ourselves, there may be limitations on how we can respond to the relevant short seller due to freedom of speech principles, state laws, or commercial confidentiality concerns. Such a situation could be financially and temporally burdensome and divert our management’s attention from our core business growth efforts. Even if the allegations against us are ultimately proven baseless, they could have a significant adverse effect on our business operations and shareholder’s equity, potentially leading to a substantial reduction in the value of our Ordinary Shares for investors.

We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently plan to retain the majority, if not all, of our available funds and future earnings to support the development and expansion of our business. Consequently, we do not anticipate paying cash dividends in the foreseeable future. Therefore, it is not advisable to consider an investment in our Ordinary Shares as a potential source of future dividend income.

Our board of directors holds complete discretion when it comes to deciding whether to distribute dividends, while adhering to specific requirements of Cayman Islands law. Under Cayman Islands law, a company may distribute dividends from either profits or the share premium account, provided that the Company remains able to pay its debts as they fall due in the ordinary course of business following the making of any such payment. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of such dividends, if any, will rely on various factors, including our future financial performance, capital needs, surplus, subsidiary distributions, financial health, contractual obligations, and other factors deemed relevant by our board of directors.

Consequently, the return on your investment in our Ordinary Shares will primarily depend on the potential future appreciation in the value of these shares. There is no guarantee that our Ordinary Shares will increase in value or maintain their purchase price in the future. You may not realize any returns on your investment in our Ordinary Shares, and there is a possibility that you could even lose your entire investment.

Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares on the public market or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Such sales, or the perception thereof, also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we deem appropriate. We cannot predict what effect, if any, market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our Ordinary Shares. In addition, if we issue additional Ordinary Shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability, and conduct all of our operations through our subsidiaries, Medika Natura and Medikra Marketing, outside the United States. All of our assets are located, and our officers and directors reside, and the assets of such persons are located, outside the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Malaysia could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, our corporate governance is governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. It’s essential to understand that the rights of our shareholders, their ability to take action against our directors, actions by minority shareholders, and the fiduciary duties of our directors are primarily determined by the common law of the Cayman Islands. The Cayman Islands’ common law draws from limited judicial precedent within the Cayman Islands and is also influenced by the common law of England, with English court decisions having persuasive, but not binding, authority in the Cayman Islands.

The legal framework for shareholder rights and director fiduciary duties in the Cayman Islands may not be as well-defined as in some U.S. jurisdictions with more developed statutes and judicial precedents. Additionally, the Cayman Islands has a less extensive body of securities laws compared to the United States. In particular, Cayman Islands companies may not have the legal standing to initiate shareholder derivative actions in U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Under Cayman Islands law, shareholders of exempted companies like ours have limited rights to inspect corporate records, typically limited to the memorandum and articles of association, register of directors, and register of mortgages and charges. The discretion to grant access to other corporate records rests with our directors under our amended and restated articles of association, and they are not obligated to make such records available to shareholders. This could potentially create challenges for shareholders in gathering information necessary for shareholder motions or proxy solicitations in proxy contests.

As a result of these factors, our public shareholders may face more challenges in safeguarding their interests in response to actions taken by our management, board members, or controlling shareholders compared to the protections available to shareholders of U.S.-incorporated companies.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Malaysia. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Malaysia may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

If we cannot continue to satisfy the listing requirements and other rules of the NYSE American, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We intend to apply to have our Ordinary Shares listed on the NYSE American upon consummation of this offering. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the NYSE American, we will be required to comply with certain rules of the NYSE American, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the NYSE American, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the NYSE American criteria for maintaining our listing, our securities could be subject to delisting.

Because we are a foreign private issuer and are exempt from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

NYSE American listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, NYSE American listing rules also require U.S. domestic issuers to have a compensation committee, a nominating and corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. NYSE American listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of NYSE American listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under NYSE American listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

(a)	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

(b)	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

(c)	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(d)	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NYSE American. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely:

(i)	there will not be a necessity to hold meetings of board of directors on at least a quarterly basis, or the requirement for independent directors to have regularly scheduled executive sessions at least annually without the presence of non-independent directors and management; and

(ii)

there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a)	at least 75% of our gross income for the year is passive income; or

(b)	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration—United States Federal Income Taxation—PFIC.”

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE American, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the applicable determination date, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we fail to implement and maintain an effective system of internal controls, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our failure to discover and address any material weaknesses or control deficiencies that may arise could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2024 and 2023, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. These include the material weaknesses related to: (i) a lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework.

The Company intends to implement measures designed to improve the internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) hiring additional accounting and financial reporting personnel with GAAP and SEC reporting experience; (ii) mandate continuing professional requirements for accounting staff to stay current with changes in U.S. GAAP; and (iii) setting up a financial and system control framework with formal documentation of polices and controls in place. Implementing any appropriate changes to our internal controls may distract our officers and employees from day-to-day business operations, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in remediating the identified material weaknesses or maintaining the adequacy of our internal controls, and any failure to remediate the identified material weaknesses, maintain that adequacy or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the price of our Ordinary Shares.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering to commercialize nutraceutical formulations in key markets, to expand our manufacturing capacity and scale regulatory-compliant production, to find clinical development of our lead candidate, SKF7®, to support preclinical and IND-enabling studies for KPH1™ and MKS5®, as well as for working capital and general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

Future sales of our securities by existing shareholders could depress the market price of our Ordinary Shares.

25,555,160 of our Ordinary Shares are issued and outstanding as of the date of this prospectus. A substantial percentage of our Ordinary Shares outstanding prior to this offering are subject to the [six (6)] month contractual lockup. See “Underwriting”. The holders of these Ordinary Shares and our other Ordinary Shares outstanding prior to this offering may be able to sell their Ordinary Shares under Rule 144 after such contractual lock-up and other legal restrictions on resale lapse. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares, they may be more willing to accept a lower sales price than the IPO price, which could impact the future trading price of our Ordinary Shares, to the detriment of participants in this offering.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon a subsequent liquidation of the company.

If Medikra is placed into liquidation within 6 years following the payment of a distribution, there is a risk that the payment would be voidable by a liquidator if the liquidator can establish that it was made with the intent to defraud creditors (regardless of whether Medikra was solvent at the time of making the distribution). In addition, if Medikra is placed into liquidation at any time, and it appears that the distribution was paid with intention to defraud creditors, then there is a risk that any persons who were knowingly parties to such fraud may be personally liable to contribute to the company’s assets (regardless of whether Medikra was solvent at the time of paying the dividend).

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or dishonesty. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Co-operation (Economic Substance) Act (Revised) (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to satisfy the economic substance test and comply with the economic substance requirements in relation to the relevant activity as set out in the ES Act. All companies whether a relevant entity or not are required to file an annual report in the Cayman Islands with the Registrar of Companies in the Cayman Islands confirming whether or not it is carrying on any relevant activities.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our ability to introduce new products and services, market acceptance of our new offerings;

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute and manage our research, development, growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions, relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability and third parties’ abilities to protect intellectual property rights;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our expectation regarding the use of proceeds from this offering;

●	our ability to establish or maintain collaborations, licensing or other arrangements; and

●	other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations, and assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the biopharmaceutical and medical supply industry in Southeast Asia. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The biopharmaceutical industry and the medical supply industry may not grow at the rate projected by industry data, or at all. The failure of the industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the biopharmaceutical industry and the medical supply industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a different body of securities laws as compared to the United States and provides less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in Malaysia. In addition, most of our directors and officers are nationals or residents of Malaysia and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors—Risks Relating to our Ordinary Shares and Trading Market—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law”.

We have appointed [*]  as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Harney Westwood & Riegels (Cayman) LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Adnan Sundra & Low, our counsel with respect to Malaysian law, has advised us that there is uncertainty as to whether the courts of Malaysia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Malaysia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Adnan Sundra & Low has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgment Act 1958 (“REJA”) and Maintenance Orders (Facilities for Enforcement) Act 1949. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced directly in Malaysia, a judgment obtained in the United States must be enforced through the principle of common law by commencing fresh proceedings in a Malaysian court by way of a writ of summons. At common law, a foreign judgment is treated as an implied obligation to pay a debt which provides a cause of action on which the debtor can be sued in another country. Typically, the Malaysian court may award summary judgment in favor of the creditor without the need for the parties to go through the process of trial.

The requirements for enforcing a foreign judgment in Malaysia under common law must fulfill certain conditions, which includes the following: (i) the judgment must be a monetary judgment for a definite sum, which excludes other reliefs such as declaratory orders, specific performance, injunctions and claims in rem; (ii) the foreign court exercised a jurisdiction which the Malaysian courts will recognize; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive. Additionally, Section 78(1)(f) and Section 86 of the Malaysian Evidence Act require that the original copy of the foreign judgment be produced, or if a copy is relied upon, then the copy must be duly notarized or legalized by the relevant officer and certified with proof of the character of the document according to the law of the foreign country.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[*] million if the underwriters do not exercise their over-allotment option, and approximately $[*] million if the underwriters exercise their over-allotment option in full, in each case based on an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

We intend to allocate the net proceeds from this offering to advance our strategic priorities across clinical development, manufacturing, commercialization, and innovation. Specifically, we plan to use the net proceeds from this offering for the following purposes:

Clinical Advancement of Pipeline Programs	32%
Manufacturing Scale-Up and PlantBio Infrastructure Expansion	28%
Product Development and Innovation Initiatives	10%
Global Commercialization and Market Development Activities	15%
General Corporate and Operational Purposes	15%

We may also use a portion of the net proceeds from this offering to acquire or invest in complementary technologies, products, intellectual property, or businesses that align with our strategic objectives. While we do not currently have any agreements, commitments, or understandings with respect to any such acquisitions or investments, we believe this flexibility is important to support long-term innovation and competitive positioning.

The foregoing represents our current intentions based on our existing business strategy and operational outlook. However, the actual allocation of the net proceeds will depend on a variety of factors, including our future revenues, cash flows, and evolving business needs. As such, our management will have broad discretion in applying the net proceeds from this offering, we may reallocate funds among the planned uses if our priorities or market conditions change, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

To the extent that the net proceeds are not immediately deployed for the purposes described above, we intend to invest them in short-term, interest-bearing, investment-grade securities, bank deposits, or other liquid instruments in accordance with our treasury management policies and applicable regulations.

DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, solvency, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the next few years.

Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either profit or share premium, provided that it is permitted to do so by its articles of association (which our articles of association permit) and in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, the declaration of dividends will be dependent on receipt of funds from our Malaysia subsidiaries, Medika Natura Sdn Bhd  and MMSB. Under the Malaysian Companies Act 2016, whilst it is not necessary for a private limited company to declare dividends, but if it does, dividends must be paid out of existing profit and no dividend shall be paid out if the payment will cause the company to be insolvent. As a result, in the event that Medika Natura and MMSB incur debt of their own in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to Medikra.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system, where dividends are exempted from income tax in the hands of shareholders. In other words, our Malaysia subsidiaries are not required to deduct tax from dividends paid to their foreign corporate shareholder, Medikra, and no tax credits will be available for offsetting against the recipient’s tax liability. Also, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to non-residents. Hence, our Malaysian subsidiaries are not required to withhold any sum from its dividends for tax withholding purposes.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no Cayman Islands withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax.

EXCHANGE RATE INFORMATION

Our business is conducted by our subsidiary, Medika Natura, in Malaysia utilizing MYR as our primary currency. For financial reporting purposes, capital accounts presented in our financial statements are translated into U.S. dollars using historical exchange rates prevailing at the time of capital transactions. No representation is made that the MYR amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table provides information concerning exchange rates between MYR and the U.S. dollar for the periods indicated. Assets and liabilities are translated at the exchange rates as of the balance sheet date.

Balance sheet items, except for equity accounts	December 31, 2024	December 31, 2023
USD:MYR	1:4.4755	1:4.5900

Items in the statements of operations and comprehensive income (loss), and statements of cash flows are translated at the average exchange rate of the period.

Fiscal years ended
Profit or loss items	December 31, 2024	December 31, 2023
USD:MYR	1:4.5711	1:4.5658

Our reporting currency is the U.S. Dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance of 25,555,158 Ordinary Shares by us pursuant to the Exchange Agreement in connection with the Corporate Reorganization, as if the issuance of the Ordinary Shares had occurred on December 31, 2024, and

●	on a pro forma as adjusted basis to give further effect to the issuance and sale of [*] Ordinary Shares by us in this offering, at an assumed public offering price of $[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus (without giving effect to the exercise by the underwriters of their overallotment option), and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the Ordinary Shares had occurred on December 31, 2024.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

December 31, 2024
	Actual	Pro forma		Pro forma, as adjusted
	$	$		$
Shareholders’ Equity:
Ordinary Shares, $0.0001 par value, [*] Ordinary Shares authorized, [*] Ordinary Shares issued and outstanding, actual; [*]Ordinary Shares authorized, [*] Ordinary Shares issued and outstanding, on a pro forma basis, and [*] Ordinary Shares issued and outstanding on a pro forma, as adjusted assuming basis	[*]	[*	]	[*	]
Additional paid-in capital(1)	[*]	[*	]	[*	]
Accumulated Deficit	[*]	[*	]	[*	]
Accumulated Other Comprehensive Loss	[*]	[*	]	[*	]
Total Shareholders’ Equity	[*]	[*	]	[*	]
Borrowings	[*]	[*	]	[*	]
Total Capitalization	[*]	[*	]	[*	]

(1)	Additional paid-in capital reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[*] ($[*] offering, less underwriting discounts of $[*], and offering expenses of approximately $[*]) if the underwriters’ over-allotment option is not exercised.

A $1.00 increase (decrease) in the assumed initial public offering price of $[*] per share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[*] if the underwriters’ over-allotment option is not exercised or $[*] if the underwriters’ over-allotment option is exercised in full, assuming the number of Ordinary Shares offered by us remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted immediately to the extent of the difference between the initial public offering price per Ordinary Share you will pay in this offering and the pro forma as adjusted net tangible book value per Ordinary Share after this offering.

As of December 31, 2024, we had a net tangible book value of $[*], corresponding to a net tangible book value of $[*] per Ordinary Share. Net tangible book value per share or per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by [*], the total number of Ordinary Shares issued and outstanding on December 31, 2024.

Our pro forma net tangible book value as of December 31, 2024 was $[*], representing approximately $[*] per Ordinary Share. Pro forma net tangible book value per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by [*], the total number of Ordinary Shares outstanding at December 31, 2024, after giving effect to the issuance of [*] Ordinary Shares by us pursuant to the Exchange Agreement in connection with the Corporate Reorganization, as if the issuance of the Ordinary Shares had occurred on December 31, 2024.

After giving effect to the pro forma adjustments set forth above and the sale of the [*] Ordinary Shares offered by us in this offering, at an assumed public offering price of $[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no exercise of the underwriter’s option to purchase additional Ordinary Shares and after deducting the estimated underwriting discounts and commissions and management fees and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at December 31, 2024 would have been approximately $[*], representing $[*] per Ordinary Share based on [*] Ordinary Shares deemed outstanding after this offering assuming no exercise of the underwriters’ over-allotment option. At the assumed public offering price for this offering of $[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, this represents an immediate increase in historical net tangible book value of $[*] per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of $[*] per Ordinary Share to purchasers of Ordinary Shares in this offering. Dilution for this purpose represents the difference between the price per Ordinary Share paid by these purchasers and pro forma as adjusted net tangible book value per Ordinary Share immediately after the completion of this offering. As adjusted information discussed above is illustrative only.

The following table illustrates such dilution on a per Ordinary Share basis to purchasers of Ordinary Shares in this offering:

Assumed public offering price per Ordinary Share	$	[*]
Historical net tangible book value per share as of December 31, 2024		$0.03
Increase in pro forma net tangible book value per Ordinary Share attributable to new investors	$	[*]
Pro Forma net tangible book value per Ordinary Share as of December 31, 2024	$	[*]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors	$	[*]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[*]
Dilution per Ordinary Share to new investors	$	[*]
Percentage of dilution in net tangible book value per Ordinary Share for new investors		[*]	%

A $1.00 increase or decrease in the assumed initial public offering price of $[*] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value per Ordinary Share after this offering by $[*] and the dilution per Ordinary Share to new investors by $[*], assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 500,000 Ordinary Shares would increase or decrease our pro forma as adjusted net tangible book value per Ordinary Share after this offering by $[*] and the dilution per Ordinary Share to new investors by $[*], assuming the assumed initial offering price of $[*] per Ordinary Share, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2024, the differences between the number of Ordinary Shares acquired from us, the total amount paid and the average price per Ordinary Share paid by the existing holders of our Ordinary Shares and by investors in this offering and based upon an assumed public offering price of $[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration				Average price per Ordinary
	Number	Percent		Amount		Percent		Share
($ in thousands)
Existing shareholders	[*]	[*]	%	$	[*]	[*]	%	$	[*]
New investors	[*]	[*]	%	$	[*]	[*]	%	$	[*]
Total	[*]	[*]	%	$	[*]	[*]	%	$	[*]

The number of Ordinary Shares purchased from us by existing shareholders is based on [*] Ordinary Shares issued and outstanding as of December 31, 2024, after giving effect to the issuance of [*] Ordinary Shares by us pursuant to the Exchange Agreement in connection with the Corporate Reorganization, as if the issuance of the Ordinary Shares had occurred on December 31, 2024 and assumes no exercise of the underwriter’s over-allotment option and no exercise of the Representative’s Warrant.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Medika Natura Sdn Bhd (“MNSB” or “Medika Natura”) was originally established as Orchid Life Sdn Bhd (OLSB), a limited liability company under the laws of Malaysia on December 1, 2006. Orchid Life Sdn Bhd rebranded as Medika Natura Sdn Bhd on July 5, 2019.

MNSB’s wholly owned subsidiary, Medikra Malaysia Sdn Bhd (“MMSB” or “Medikra Malaysia”) was originally established as Medikra Marketing Sdn Bhd, as a private company limited by shares under the laws of Malaysia on April 26, 2022. Medikra Marketing Sdn Bhd changed its name to Medikra Malaysia Sdn Bhd on November 5, 2024.

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on August 30, 2024, we incorporated Medikra Inc. as an exempted company with limited liability under the laws of the Cayman Islands;

●	on August 30, 2024, in connection with the incorporation of Medikra, Medikra issued an aggregate of one Ordinary Share to its initial subscriber for aggregate consideration of $0.0001, which Ordinary Share was immediately transferred by the initial subscriber to Abdul Razak Mohd Isa, the Chief Executive Officer of the Company. On August 30, 2024, Medikra also issued an aggregate of one Ordinary Share to Mustadza Muhamad for aggregate consideration of $0.0001;

●	on April 29, 2025, the authorized share capital of Medikra was increased from US$100 divided into 1,000,000 Ordinary Shares of a par value of US$0.0001 each, to US$50,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each;

●	on July 15, 2025, the directors of Medikra approved the acquisition by Medikra of the entire issued share capital of Medika Natura from the then shareholders of Medika Natura (the “Sellers”), in consideration for the allotment and issue to the Sellers of ten Ordinary Shares with a par value of $0.0001 each in the capital of Medikra for every one ordinary share in the capital of Medika Natura sold by that Seller, subject to adjustment for any shares in the capital of Medikra already held by a Seller. Medikra, on the one hand, and the holders of all of the issued and outstanding ordinary shares of Medika Natura, on the other hand, entered into a Share Exchange Agreement (“Exchange Agreement”), dated July 15, 2025, a copy of which is filed as Exhibit [*] to the registration statement of which this prospectus forms a part. Pursuant to the Share Exchange Agreement, the shareholders of Medika Natura exchanged all 2,555,516 of the issued and outstanding shares of Medika Natura for newly-issued Ordinary Shares of Medikra on a 1-for-10 basis. This resulted in Medikra issuing an aggregate of 25,555,158 Ordinary Shares to the Sellers. As a result of the transactions effected pursuant to the Exchange Agreement (“Corporate Reorganization”), Medikra became the ultimate holding company of Medika Natura, with Medikra holding all of the issued and outstanding shares of Medika Natura. Neither Medikra nor the shareholders of Medika Natura entered into any agreements relating to the exchange of the ordinary shares of Medika Natura for Ordinary Shares of Medikra other than the Exchange Agreement.

Our Corporate Structure

As of the date of this prospectus, all of the outstanding equity interests of Medika Natura are owned by Medikra, with 34.78% of the issued and outstanding Ordinary Shares of Medikra held by Abdul Razak Mohd Isa, 34.98% of the issued and outstanding Ordinary Shares held by Mustadza Muhamad, 17.91% of the issued and outstanding Ordinary Shares held by Datuk Ali Bin Abdul Kadir, the chairman of Medikra, and the remaining 12.33% of the issued and outstanding Ordinary Shares held by eight minority shareholders.

The following chart depicts our organizational structure as of the date of this prospectus:

Upon completion of this offering based on a proposed number of [*] Ordinary Shares being offered (assuming an initial public offering price of $[*], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and total gross proceeds of $[*]), assuming no exercise of the underwriters’ over-allotment option, all of the outstanding equity interests of Medika Natura will be owned by Medikra, with the outstanding Ordinary Shares of Medikra being held by the following: [*] – [*] Ordinary Shares, the pre-IPO non-controlling shareholders of Medikra – [*] Ordinary Shares, and the public shareholders of Medikra who purchase Ordinary Shares in this offering – [*] Ordinary Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this prospectus titled “Summary Selected Consolidated Financial and Other Data” and the Company’s consolidated financial statements, and related notes, appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. The Company’s actual results and the timing of events may differ materially from those discussed in our forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

On August 30, 2024, Medikra Inc. was incorporated as a Cayman Islands exempted company with limited liability to become the ultimate holding company for our business pursuant to our Corporate Reorganization. See “Corporate History and Structure.” Prior to the Corporate Reorganization, Medikra Inc. only engaged in activities incidental to its formation and the Corporate Reorganization. Accordingly, a discussion and analysis of the results of operations and financial condition of Medikra Inc. for the period of its operations prior to the Corporate Reorganization would not be meaningful and are not presented.

Overview

Medikra Inc. (“Medikra,” “we,” “our,” or “us”) is the parent company of Medika Natura Sdn Bhd (“Medika Natura”), a clinical-stage biopharmaceutical company headquartered in Malaysia. Through our wholly owned subsidiary, we are focused on the discovery, development, and commercialization of pharmaceutically standardized botanical therapeutics and bioactive ingredients derived from the botanical biodiversity of Malaysia and Southeast Asia. Our therapeutic programs target unmet medical needs in obesity, metabolic dysfunction, inflammation, and immune-endocrine disorders.

Medika Natura also fully owns Medikra Malaysia Sdn Bhd (“Medikra Malaysia”), which was incorporated on April 26, 2022 (formerly Medikra Marketing Sdn Bhd, renamed on November 5, 2024). Medikra Malaysia serves as the Company’s and its subsidiaries (collectively, the “Group”) dedicated marketing and distribution entity for Southeast Asia and select international markets.

SKF7®: Development Overview and Therapeutic Strategy

SKF7® is our patented lead active pharmaceutical ingredient (“API”), derived from Labisia pumila (Kacip Fatimah), a medicinal plant native to Malaysia with a long-standing ethnomedical history in women’s health, endocrine modulation, and metabolic resilience. SKF7® is a pharmaceutically standardized aqueous ethanolic extract of Labisia pumila, characterized by a defined polyphenolic profile. It is developed as an investigational botanical drug candidate with a proposed multi-targeted mechanism of action. Based on preclinical and clinical findings, SKF7® is currently being evaluated for its potential to support the management of central obesity, metabolic dysfunction, inflammation-associated conditions, and endocrine-related imbalances.

The foundational academic research validating the anti-obesity potential of Labisia pumila was led by Professor Zahri Ismail at Universiti Sains Malaysia (USM), who conducted in vivo studies demonstrating metabolic and weight related benefits. His work also established preliminary in vitro findings supporting the plant’s potential in cancer and uterine fibroid models and included the development of nanoformulation strategies to enhance the bioavailability and therapeutic efficacy of Labisia pumila extracts. Building on this early research, Medika advanced the active pharmaceutical ingredient (API), SKF7®, into full scale translational development under a MYR19.55 million (approximately US$4.4 million) grant awarded in 2015 by Malaysia’s Ministry of Agriculture and Food Industry (“MAFI”) through the National Key Economic Area (“NKEA”) initiative. This initiative supported extensive therapeutic advancement of SKF7®, including formal preclinical studies, regulatory approved clinical trials in Malaysia, Indonesia, and India, and commercialization activities. The resulting data formed a core part of the regulatory safety dossiers submitted to the U.S. Food and Drug Administration (“FDA”) for New Dietary Ingredient (NDI) acceptance and to the European Food Safety Authority (“EFSA”) for Novel Food authorization. This work also culminated in the successful registration of Labeesity SKF7®, a consumer formulation containing SKF7®, which was registered as a traditional medicine by Malaysia’s National Pharmaceutical Regulatory Agency (NPRA) under the following registration numbers: Labeesity SKF7® 125 mg Capsule (MAL23066122TC) and Labeesity SKF7® 60 mg Capsule (MAL23066123TC).

To secure global commercialization rights, Medika Natura subsequently obtained match funding from the Malaysian Technology Development Corporation (“MTDC”) to acquire the intellectual property rights from USM. This enabled the formal transfer of all relevant data and exclusive ownership of SKF7® for further development and international expansion. As part of this process, SKF7® was granted Malaysian Patent No. MY-193591-A on October 19, 2022, providing foundational protection for its composition and use in key therapeutic areas.

In parallel, additional funding was secured from the Ministry of International Trade and Industry (“MITI”) through the Malaysian Industrial Development Finance Berhad (“MIDF”) under the 11th Malaysia Plan (RMK-11) High Value Added and Complex Product Development Program in 2019. This initiative supported preclinical studies in type 2 diabetes and oncology, including cervical cancer in vivo xenograft models and breast cancer in vitro assays, through collaborations with Universiti Kebangsaan Malaysia (UKM) and Universiti Putra Malaysia (UPM). It also enabled international patent filings in these disease areas, some of which remain pending. The program further covered global regulatory activities, including FDA acceptance of SKF7® as a New Dietary Ingredient (NDI) and European Food Safety Authority (“EFSA”) recognition as a Novel Food.

Patent Cooperation Treaty (PCT) filings were completed in Malaysia (PCT/MY2022/000010 and PI2021006446), the United States (U.S. Patent No. 12,403,166, “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to be issued on September 2, 2025, and divisional application U.S. Application No. 19/220,442, filed May 28, 2025, which remains under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance was issued on July 8, 2020), South Korea (10-2024-7018373), and Germany (22859531.0), all of which remain under examination except for the granted Malaysian patent and the scheduled U.S. issuance. All resulting datasets and associated rights have been transferred to Medika Natura, which holds exclusive global ownership of the API and its related intellectual property.

In response to the COVID-19 pandemic, Medika Natura co-funded and independently supported a study conducted by the Institute for Medical Research (“IMR”) the biomedical research arm of Malaysia’s Ministry of Health. IMR’s research programs are aligned with national health priorities and aim to generate evidence for informed decision-making, support disease prevention and control strategies, and contribute to evaluate the development of diagnostics and health technologies. The IMR study evaluated the antiviral activity of SKF7® against the wild-type (Wuhan) and Omicron variants of SARS-CoV-2. The research demonstrated antiviral and immunomodulatory activity in vitro and was published in a peer-reviewed journal (BMC Complementary Medicine and Therapies, 2024).

SKF7® was also independently evaluated by the Institute for Medical Research (IMR), the biomedical research division of Malaysia’s Ministry of Health, in two exploratory preclinical initiatives. In an established model of estrogen deficiency, SKF7® exhibited non-hormonal biological effects consistent with endocrine modulation, as well as antioxidant and hepatoprotective properties. In parallel, microbiome profiling using 16S rRNA sequencing indicated favorable modulation of gut microbial composition in alignment with emerging literature on the gut–endocrine–metabolic axis. In a separate in vitro model of inflammatory stimulation, SKF7® demonstrated immunologically relevant activity involving nitric oxide-associated pathways. These preliminary findings, which remain unpublished, continue to support the Company’s internal therapeutic hypothesis generation and prioritization of downstream development strategies in inflammation-related and vascular health indications.

SKF7® has been evaluated in multi-center, randomized, placebo-controlled Phase 1 and Phase 2 clinical trials conducted across Malaysia, Indonesia, and India in subjects with overweight or central obesity. In the Malaysian Phase 2 study, conducted without standardized lifestyle or behavioral interventions, SKF7® demonstrated statistically significant improvements in waist circumference, waist-to-height ratio, body mass index (BMI), and body weight compared to placebo, with no serious adverse events reported. The compound was well tolerated and showed consistent clinical signals across diverse demographic groups. Findings from this study were published in a peer-reviewed Q1 journal (Diabetes, Obesity and Metabolism, 2023).

Serum samples from the Malaysian Phase 2 study are currently undergoing further analysis using aptamer-based proteomic profiling and enzyme-linked immunosorbent assay (ELISA). These molecular analyses are being conducted to evaluate treatment-associated changes in metabolic and inflammatory biomarkers, including fasting glucose, serum leptin, and cytokine-related mediators. Results from these evaluations are expected to support deeper mechanistic understanding and inform future biomarker-guided clinical development.

The safety and mechanistic profile of SKF7® is further supported by an in-silico study incorporating proteomic data and pathway enrichment analysis, which identified putative interactions with molecular targets implicated in metabolic and inflammatory regulation (Journal of Ethnopharmacology, 2021). This supports the compound’s multi-target potential and complements findings from in vivo and clinical studies.

In addition, the European Food Safety Authority (EFSA) recognized SKF7® as a safe and novel botanical ingredient following a comprehensive safety and toxicological review under the Novel Food framework (EFSA Journal, 2022), enabling its commercial use in the European Union.

Taken together, these findings support SKF7®’s differentiation as a multi-targeted, pharmaceutically standardized botanical therapeutic with potential utility in addressing unmet needs in metabolic dysfunction, chronic inflammation, and non-hormonal management of menopause-associated endocrine dysregulation.

Global Regulatory Progress

We have advanced SKF7® through multiple regulatory frameworks across key global markets. These achievements validate our commitment to quality, safety, and compliance with internationally recognized standards:

●	United States: On June 2, 2022, SKF7® received New Dietary Ingredient (NDI) acceptance from the U.S. Food and Drug Administration (FDA), authorizing its use as a dietary ingredient in the U.S. market.

●	European Union: On May 10, 2023, the European Food Safety Authority (EFSA) approved SKF7® as a Novel Food, permitting its use in functional food and health product applications across the EU.

●	Malaysia: SKF7® is registered with the National Pharmaceutical Regulatory Agency (NPRA) as part of Labeesity SKF7®, a consumer formulation approved since 2017 under the traditional medicine category.

●	South Korea: A functional ingredient application for SKF7® was submitted in 2024 and is currently under review by the Ministry of Food and Drug Safety (MFDS). The application supports claims related to body fat reduction and is led by a strategic local partner responsible for commercialization.

●	Saudi Arabia and Germany: SKF7® is undergoing simultaneous evaluation in both countries under respective frameworks, encompassing both dietary supplement and botanical drug classifications.

These regulatory milestones support our dual-path development strategy and facilitate strategic commercialization across nutraceutical and pharmaceutical categories.

Intellectual Property Portfolio

SKF7® is supported by a robust and geographically diversified intellectual property portfolio designed to ensure long-term exclusivity and defensibility of our lead asset and its future derivatives:

●	Malaysia: Patent No. MY-193591-A, granted on October 19, 2022, protects the composition of matter and therapeutic applications in obesity, metabolic dysfunction, and inflammation-related conditions

●	United States: U.S. Patent No. 12,403,166, titled “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” scheduled to be issued on September 2, 2025, and divisional application U.S. Application No. 19/220,442, filed May 28, 2025, which remains under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance was issued on July 8, 2020.

●	Patent Cooperation Treaty (PCT): International patent applications have been filed and are currently under examination in Malaysia (PCT/MY2022/000010 and PI2021006446), South Korea (10-2024-7018373), and Germany (22859531.0) all corresponding to the same patent family as U.S. Patent No. 12,403,166

●	Future Filings: We are preparing six additional patent families intended to expand coverage across new compositions, therapeutic applications, and novel formulations based on the SKF7® platform.

This comprehensive strategy enhances our ability to pursue global market entry while protecting innovation across multiple disease areas.

Strategic Areas of Investigation

In addition to SKF7®’s lead indication in obesity and metabolic dysfunction, we are pursuing exploratory research across several high-impact therapeutic areas. These early-stage investigations are intended to guide future development strategies and are not yet the subject of clinical claims or regulatory submissions. They include:

●	Neuroinflammation and Cognitive Health

Exploratory studies are ongoing to evaluate the potential role of SKF7® in modulating neuroinflammatory and redox-related pathways that may be relevant in cognitive and neurodegenerative conditions.

●	Endocrine and Metabolic Changes Associated with Menopause

Non-hormonal mechanisms of interest have been observed in estrogen-deficient models, supporting continued evaluation of SKF7® in the context of menopausal metabolic and endocrine alterations.

•	Gut Microbiota and Immune Interface

16S rRNA microbiome profiling has revealed composition changes in microbial communities, which may support hypotheses related to metabolic regulation, immune balance, and microbiome-host interactions.

●	Hormone-Responsive Cellular Models

In vitro assays are being used to evaluate potential biological activity of SKF7® in hormone-sensitive cell lines, including models relevant to breast and cervical epithelial biology. These studies are ongoing and intended to inform future preclinical development.

These areas of investigation remain early-stage and are intended to inform future therapeutic hypothesis generation and potential expansion of the SKF7® platform.

Preclinical and Clinical Development Readiness

SKF7® is supported by a Good Laboratory Practice (GLP)-compliant toxicology package conducted in cellular and in vivo models, demonstrating a strong safety profile. Comprehensive pharmacokinetic and pharmacodynamic (PK/PD) studies have been conducted in models of diet-induced obesity, diabetes, menopause-associated metabolic dysfunction, inflammation, gut barrier integrity, and oncology-relevant pathways. Together with its validated manufacturing process and robust preclinical evidence, SKF7® is positioned for late-stage clinical advancement, subject to disease-specific development pathways and applicable regulatory clearances.

Two pivotal studies are planned for initiation in 2026, subject to regulatory clearance:

●	A Phase 3 multinational clinical trial targeting abdominal obesity, including endpoints relevant to non-hormonal women’s health, designed to support global registration.

●	A Phase 2/3 clinical trial in type 2 diabetes mellitus, incorporating metabolic, endocrine, and women’s health–relevant endpoints aligned with regional regulatory expectations.

These studies will serve as the foundation for global drug registration efforts and long-term market expansion.

Pipeline Expansion: Additional Botanical Therapeutics

In addition to SKF7®, we are advancing a robust pipeline of botanical candidates with potential applications across cardiovascular, endocrine, and immuno-inflammatory conditions. These programs are grounded in clinically relevant research collaborations and developed under strict regulatory and quality frameworks.

KPH1™ (Kaempferia parviflora)

KPH1™ is a standardized extract developed by Medika from Kaempferia parviflora, with preclinical research services provided by the Faculty of Medicine at the University of Malaya (UM). It is registered with the National Pharmaceutical Regulatory Agency (NPRA) of Malaysia under the brand name Pervira® for traditional use. Early research suggests potential therapeutic benefit in aging-associated cardiovascular dysfunction, metabolic regulation, and fatigue-related conditions. The program is co-funded by Medika through a matching grant from the Academy of Sciences Malaysia (ASM), with a total budget of approximately RM2.5 million (US$567,670). With NPRA registration secured and a favorable efficacy and safety profile, KPH1™ is positioned for advancement into a Phase 2 clinical trial and for additional patent filings to support broader therapeutic claims and novel formulation development. Pervira® is commercially marketed in Malaysia and is currently undergoing registration in Germany and Saudi Arabia. A U.S. FDA New Dietary Ingredient (NDI) notification is planned for 2026.

MKS-5® (Orthosiphon stamineus)

MKS5® is a proprietary botanical formulation developed from Orthosiphon stamineus (commonly known as Misai Kucing), targeting chronic inflammation and autoimmune conditions such as rheumatoid arthritis. Preclinical evaluation in rodent models has demonstrated anti-inflammatory and joint-protective effects. The formulation, branded as Starpril®, is manufactured under Good Manufacturing Practices (“GMP”) in accordance with Pharmaceutical Inspection Co-operation Scheme (PIC/S) standards. MKS5® is registered with the NPRA of Malaysia under the traditional medicine category and is commercially marketed as Starpril®. The formulation is currently undergoing regulatory evaluation in Germany and Saudi Arabia, with ongoing development supported by Medika Natura’s internal research and development resources.

Next-Generation Therapeutic Candidates

Advances the development of new compositions, formulations, and delivery approaches derived from lead assets. These programs are guided by preclinical evidence and data from ongoing development to expand into new therapeutic indications and enhance differentiation, intellectual property, and clinical value.

Factors Affecting Our Results of Operations

Our results of operations are influenced by a range of internal and external factors that reflect the complexity of developing, commercializing, and scaling pharmaceutical-grade botanical therapeutics and nutraceutical products. Key factors include:

●	Regulatory Approvals and Product Registration: Our ability to generate revenue depends significantly on obtaining and maintaining regulatory clearances across multiple jurisdictions, including registration as dietary supplements, traditional medicines, or botanical drugs.

●	Clinical Evidence and Scientific Validation: The strength, quality, and peer-reviewed publication of clinical data supporting our products’ efficacy and safety play a critical role in shaping market acceptance, reimbursement potential, and physician and consumer trust.

●	Market Dynamics and Consumer Trends: Demand for botanical and natural therapeutics is influenced by shifting consumer preferences, health awareness, demographic trends, and evolving perceptions of safety and efficacy compared to synthetic pharmaceuticals.

●	Competitive Landscape: We operate in a highly competitive global market, with numerous players in both conventional pharmaceuticals and the nutraceutical sector. The speed of innovation, pricing pressures, and competing claims impact our market positioning and pricing strategies.

●	Commercialization and Distribution Strategy: The effectiveness of our marketing, branding, and distribution frameworks—including our ability to establish partnerships, enter new markets, and sustain logistics operations—directly affects our commercial outcomes.

●	Research and Development Investments: Ongoing R&D activities, including preclinical and clinical trials, formulation advancements, and new indication exploration, require significant investment and may impact short-term financial performance.

●	Supply Chain and Manufacturing Stability: Our operational efficiency is dependent on the availability, quality, and cost of raw materials—especially botanical inputs—as well as the reliability of our manufacturing partners and adherence to GMP and PIC/S standards.

●	Macroeconomic Conditions: Broader economic trends, including inflation, foreign exchange rates, and consumer spending power, may influence purchasing behaviors, particularly in emerging and price-sensitive markets.

●	Intellectual Property Protection: The scope and enforcement of our patent portfolio are critical to preserving competitive advantage and market exclusivity. Legal challenges or delays in patent grants could affect product defensibility.

●	Leadership and Execution Capabilities: The experience and performance of our executive and operational teams, including scientific, regulatory, and commercial leadership, are fundamental to achieving milestones and executing our growth strategy.

These factors, individually and aggregated, shape the trajectory of our business operations, revenue generation, and long-term value creation.

Finance operation overview

Revenues

	For the year ended December 31, 2024	For the year ended December 31, 2023	Increase/(Decrease)
	US$	US$	US$	%
Product sales	26,176	68,381	(42,205)	-61.7

Revenue from Nutraceutical Products

The table above reflects revenue generated from the sale of our nutraceutical products manufactured under GMP standards —Labeesity SKF7® and Pervira®, each derived from standardized botanical active ingredients currently undergoing advanced clinical validation. These products are manufactured in compliance with GMP PIC/S and MS2424: Halal Pharmaceutical standards and are registered with Malaysia’s NPRA under the traditional medicine framework. While not yet approved as therapeutic drugs, they have been commercialized in Malaysia on a limited basis as part of our broader regulatory and commercialization strategy.

Labeesity SKF7®, our flagship product containing the SKF7® extract of Labisia pumila, has been available since 2017 under a controlled early access and test marketing initiative. This program was specifically designed to generate real-world evidence on product usage, tolerability, and safety, in parallel with our formal clinical trial activities. The real-world data collected through this initiative has informed regulatory filings and supported global submissions, including U.S. FDA NDI acceptance and EFSA Novel Food approval.

Sales for the year ended December 31, 2024, totaled US$26,176, compared to US$68,381 for the year ended December 31, 2023, reflecting a decrease of US$42,205 or 61.7%. This variance was primarily due to a strategic reallocation of production capacity and inventory to support ongoing preclinical and clinical studies for regulatory advancement. No dedicated commercial budget was allocated during the reporting periods, as our primary focus remained on data generation, regulatory submissions, and patent filings.

Although revenue from nutraceutical sales remains supplementary at this stage, these activities have provided valuable market validation, customer insights, and real-world usage data that strengthen the overall clinical and regulatory positioning of our product candidates. Additionally, a portion of manufactured batches continues to be allocated for use in preclinical research and clinical trials, further reinforcing the scientific and intellectual property value of our pipeline.

Cost of Revenues

Cost of revenues primarily consists of direct costs incurred in the production of our nutraceutical products manufactured under GMP standards, Labeesity SKF7® and Pervira®. These costs include raw material extraction, GMP PIC/S and Halal Pharmaceutical standards compliant manufacturing, quality control and laboratory testing, regulatory compliance, and packaging.

For the years ended December 31, 2024, and 2023, cost of revenues amounted to US$5,559 and US$20,175, respectively. The decrease of US$14,616, or 72.4%, was primarily attributable to a reduction in commercial production volume, consistent with the Group’s strategic emphasis on preclinical and clinical development activities during the reporting periods.

Sales recorded in 2023 and 2024 were limited in nature and conducted under a controlled early access and test marketing initiative. These sales were demand-driven and intended to assess product-market fit and gather early feedback from selected healthcare providers. No budget was allocated for commercial team expansion, salesforce deployment, or promotional campaigns during the period.

While commercial sales volume declined, a portion of extract production was allocated to support non-commercial objectives. Specifically, Pervira® extract was produced to supply ongoing preclinical research, while SKF7® extract was manufactured in support of regulatory registration requirements in international markets. As such, not all production during the period was attributable to revenue-generating activity.

The Group employs a Just-In-Time (“JIT”) production model, aligning procurement and manufacturing schedules with confirmed purchase orders and operational requirements. This approach allowed for reduced production output in 2024 while maintaining sufficient extract availability for clinical and regulatory purposes. The model also contributed to lower raw material consumption, reduced manufacturing overheads, and minimized inventory-related storage and handling costs.

This production approach is intended to improve cost efficiency, enhance inventory turnover, and mitigate risks associated with degradation or regulatory non-compliance—particularly relevant for high-standard botanical formulations. By integrating production planning with clinical development and regulatory strategy, the Group maintains operational flexibility and financial discipline as it progresses toward late-stage development milestones.

Gross profit and gross profit margin

	For the year ended December 31, 2024	For the year ended December 31, 2023	Increase/(Decrease)
	US$	US$	US$	%
Gross profit from sales of pharmaceutical grade nutraceuticals	20,617	48,206	(27,589)	-57.2
Gross profit margin	78.8%	70.5%		8.3

Gross profit represents revenues less cost of revenues. Gross profit margin represents gross profit as a percentage of revenues. Gross profit was US$20,617 and US$48,206 for the years ended December 31, 2024 and 2023, respectively. Gross profit margin was 78.8% and 70.5% for the years ended December 31, 2024 and 2023, respectively. The increase of the gross profit margin is due to the decrease of the cost of production as a result of an improved production efficiency. The decrease in gross profit from US$48,206 in 2023 to US$20,617 in 2024 was primarily attributable to lower revenue generated in 2024, as the Company was still in the pilot phase. During the year, the Company concentrated its efforts on research and development activities, patent filings, trademark applications, and preparatory work for the listing exercise.

Government Grant income

Governmental grant income represents grant income derived from contracts with government entities without the expectation of direct repayment. Grant income is recognized in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which we recognized the related expenses for which the grant is intended to compensate.

Below is the grant received from the government recognized as income for the years ended December 31, 2024 and 2023:

Grantor	For the year ended December 31, 2024	For the year ended December 31, 2023	Increase/(Decrease)
	US$	US$	US$	%
MIDF	1,614	116,615	(115,001)	(98.6)
ASM	94,022	-	94,022	100
Total	95,636	116,615	(20,979)	18

For the years ended December 31, 2024 and 2023, grant income recognized in the consolidated statement of operations and comprehensive loss amounted to US$116,615 and US$95,636, respectively. The overall decrease of US$20,979 is primarily due to the decrease in the grant income recognized for SKF7® as Medika Natura completed both its preclinical studies in type 2 diabetes and cancer and has submitted the regulatory dossier to U.S FDA and EFSA. Concurrently, for the year ended December 31, 2024, Medika Natura has also started to focus developing KPH1™, a proprietary standardized extract of Kaempferia parviflora, and the research was co-funded by ASM

Below is the summary of the grant income received by Medika Natura from 2015 through the year ended December 31, 2024.

Ministry of Agriculture and Food Industry (“MAFI”)

In 2015, Medika Natura was awarded with a ceiling grant of RM19.55 million which is equivalent to approximately US$4,439,187. The government grant received from MAFI was fully utilized for qualifying expenditures and recognized as income in full on a systematic basis for the period the expenses is incurred before the financial year ended December 31, 2023. Accordingly, no deferred grant balance remains from MAFI as of years ended December 2023 and 2024 respectively.

Malaysian Trade Development Corporation (“MTDC”)

In 2018, Medika Natura managed to secure funding for the sum of RM1,659,400 which is approximately US$376,797 under the Commercialization of Research and Development Fund to fund the approved commercialization activities. The initial funding comprises of the following:

-	Grant amount: US$255,788

-	CPN amount: US$121,009

The fund was used to acquire the patent filed by USM on the ‘Standardized extract of Labisia pumila for weight reduction and nanoformulation thereof,’ as well as related technical knowledge and research data, and to develop the e-commerce website for Labeesity. This patent was granted on October 19, 2022, under Patent No. MY-193591-A. By the end of the project, Medika Natura had utilized only US$185,363, of which US$129,574 was awarded as a grant and the remaining US$55,609 was converted into a debt facility. The grant income was fully recognized before the financial year ended December 31, 2023, as and when the corresponding expenses were incurred. Currently, Medika Natura is servicing only the debt facility, with full settlement expected in the early quarter of 2026. For further information on the debt facility, please refer to the Notes to the Consolidated Financial Statements for the financial years ended December 31, 2023, and 2024

Ministry of Investment, Trade and Industry (MITI) via Malaysian Industrial Development Finance Berhad (“MIDF”)

In 2020, Medika Natura received a grant of RM950,000 which is equivalent to US$215,715 under the Market Development Program, a funding program under the 11th Malaysia Plan (RMK-11) for High Value Added and Complex Product Development and Market Program. MIDF, a mandated agency under the Ministry of International Trade and Industry (“MITI”) was appointed to facilitate the grant disbursement.

For the years ended December 31, 2024 and 2023, Medika Natura received US$1,614 and US$116,615, respectively. These funds were utilized for the preparation and submission of regulatory dossiers, including the New Dietary Ingredient (NDI) notification to the U.S. Food and Drug Administration (FDA) and a Novel Food application to the European Food Safety Authority (EFSA). The funds were also applied to international patent and trademark filings through the Patent Cooperation Treaty (PCT) and the Intellectual Property Corporation of Malaysia (“MyIPO”), covering jurisdictions in the United States (U.S. Patent Application No. 17/961,940), Malaysia (PCT/MY2022/000010 and PI2021006446), South Korea (Application No. 10-2024-7018373), and Germany (Application No. 22859531.0).

Academy of Sciences Malaysia (“ASM”)

In 2022, Medika Natura entered into an agreement with ASM, the Implementing Agency appointed by the Ministry of Science, Technology and Innovation (“MOSTI”) for the grant under the i-Connect Program. Medika Natura, together with the collaborators from Universiti Malaya (UM) embarked on a project for the commercialization of Kaempferia parviflora (KPH1™) with the goal to produce a HALAL standardized extract of KPH1™ and filing the product to regulatory bodies. Currently, KPH1™ is under pre-clinical study for its safety and efficacy. This is the first grant that was awarded for KPH1™.

As of December 31,2024, Medika Natura has received RM528,750 which is approximately US$115,951 in advance, where US$94,022 has been charged to the statement of operations and comprehensive loss for the financial year ended December 31,2024 to match against the expenses incurred during the research and development activities. We expect to utilize the remaining amount in the upcoming financial years.

Research and Development (R&D) Expenses

Our research and development (R&D) strategy is focused on advancing pharmaceutical-grade botanical therapeutics that are clinically validated for safety, efficacy, and regulatory compliance. SKF7®, our lead compound derived from Labisia pumila, is a patented botanical active pharmaceutical ingredient (API) developed to address obesity, metabolic dysfunction, and associated endocrine disorders. While initially developed for weight management, accumulated preclinical and clinical data have revealed broader therapeutic applications across inflammatory and metabolic disease pathways.

The development of SKF7® began with academic research at USM and progressed under the MAFI’s Entry Point Project 1 (EPP1) in 2015, which supported its reformulation and the development of a comprehensive regulatory blueprint. This foundational work established the pharmacological rationale, therapeutic dosing, and manufacturing reproducibility necessary for regulatory advancement. SKF7® subsequently advanced through GLP-compliant preclinical studies and multi-center, ICH-GCP-compliant Phase 1 and 2 clinical trials conducted in Malaysia, Indonesia, and India.

These efforts culminated in key global regulatory milestones, including:

●	U.S. FDA New Dietary Ingredient (NDI) Notification (NDI Report No. 1250) – permitting the lawful use of SKF7® as a dietary ingredient in the United States at a maximum daily dose of 750 mg.

●	European Union Novel Food Authorization (Commission Implementing Regulation (EU) 2023/972) – allowing SKF7® to be used as a food supplement in all EU member states at a maximum daily intake of 350 mg. The EU approval, granted based on proprietary safety, toxicology, and human clinical data, confers five years of market exclusivity (2023–2028) under Articles 26 and 27 of Regulation (EU) 2015/2283.

These global acceptance support the safety, quality, and scientific rigor of SKF7® and establish a strong regulatory foundation for its commercial expansion and future therapeutic development.

Our R&D expenditures primarily support the advancement of both preclinical and clinical programs and include:

●	Employee-related expenses, including salaries, benefits, and allowances

●	Fees paid to research collaborators and clinical investigators

●	Professional consulting services, including regulatory strategy, protocol development, and data management

●	Costs associated with the preparation and submission of regulatory dossiers to authorities such as the U.S. FDA and EFSA

●	Procurement of laboratory consumables, analytical reagents, and GMP-grade raw materials

●	Facility-related overheads, equipment depreciation, and operational support expenses

In parallel, we are advancing KPH1™, a proprietary standardized extract of Kaempferia parviflora, through a nationally co-funded research program in collaboration with Universiti Malaya (UM) and Academy of Sciences Malaysia (ASM). KPH1™ is being developed to address cardiovascular aging, fatigue, and sarcopenia in aging populations, with future clinical trials and intellectual property filings underway.

For the years ended December 31, 2024 and 2023, our total R&D expenditures were US$97,835 and US$2,904, respectively. The year-over-year increase of US$94,931 reflects the expansion of research activities related to KPH1™ and continued clinical and regulatory advancement of SKF7®.

These strategic investments reflect our long-term commitment to building a robust pipeline of scientifically validated, pharmaceutically standardized botanical therapeutics aligned with global regulatory standards and market needs.

Selling & general and administrative expenses

	For the year ended December 31, 2024	For the year ended December 31, 2023	Increase/(Decrease)
	US$	US$	US$	%
Selling expenses	766	3,875	(3,109)	-80.2%
General and administrative expenses	290,197	120,784	169,413	140.3%
Total	290,963	124,659	166,304	133.4%

Selling, General and Administrative Expenses

Our selling, general and administrative (SG&A) expenses primarily consist of personnel-related costs, including salaries, incentives, bonuses, and allowances for employees involved in sales, marketing, and corporate administrative functions. SG&A also includes professional service fees such as secretarial, audit, accounting, legal, and strategic consulting services, as well as costs associated with intellectual property protection (including patent filing fees), information technology, and facility operations.

Facility-related costs encompass depreciation, amortization, and maintenance expenses not directly attributable to research and development activities. These expenditures reflect our ongoing investment in maintaining operational continuity, corporate compliance, and commercial readiness in support of our long-term growth strategy.

Selling Expenses

Selling expenses declined from US$3,875 for the year ended December 31, 2023, to US$766 for the year ended December 31, 2024, representing a year-over-year reduction of approximately 80.2%. This decrease was primarily attributable to lower marketing expenditures and reduced sales commissions, which are directly correlated with the decrease in sales volume of our nutraceutical products manufactured under GMP standards.

The lower sales volume during the reporting period reflects our strategic shift toward just-in-time manufacturing and selective market access as we prioritize regulatory advancement and clinical development of our lead compounds.

General and Administrative expenses

Our administrative expenses increased from US$120,784 for the year ended December 31,2023 to US$290,197 for the year ended December 31,2024. The increase of 140.3% is mainly due to certain expenses incurred in relation to this offering and increased remuneration for the Directors.

As we continue our research and development in the lead candidates, we expect that our general and administrative expenses will increase significantly to support our research and development activities. Additionally, we expect to incur more costs associating to legal and IP related matters as we are consistently filing patent to protect our research findings, methodologies and innovations. We also anticipate that general and administrative expenses, including those related to accounting, audit, legal, and regulatory compliance, will increase substantially upon becoming a publicly listed company, as we will be required to adhere to the rules and regulations of the SEC.

Finance costs

Finance costs mainly comprise of interest expenses incurred from utilization of term loans. The finance costs were US$6,747 and US$18,465 for the years ended December 31, 2024, and 2023 respectively. The decrease of US$11,718 was mainly due to settlement of one of the debt facilities during the year ended December 31, 2023.

Income tax

Our operating subsidiary, Medika Natura, is subject to Malaysia tax. Medika Natura was awarded BioNexus Status Company (“BSC”) by the Malaysian Bioeconomy Corporation Sdn. Bhd. (“Bioeconomy Corp”), an agency under the purview of the Ministry of Science, Technology and Innovation (“MOSTI”). The BioNexus Status is a recognition granted to qualified biotechnology companies undertaking qualifying activities in healthcare, agriculture, and industrial biotechnology in Malaysia.

We were granted BioNexus Status effective October 30, 2007, based on our research, development, and production of high-quality orchids through micro-propagation (tissue culturing), as well as providing advisory services in this field. On May 22, 2017, our qualifying activities were expanded to include the commercialization of standardized Kacip Fatimah extract and its related products, which are part of the extensive therapeutic development program supported by Malaysia’s Ministry of Agriculture and Food Security (MAFS) under the National Key Economic Area (NKEA) initiative. As a BioNexus Status Company (BSC), Medika is eligible for a 100% income tax exemption on statutory income for ten years from the first year the company derives such income.

As of December 31, 2023, and 2024, we have not generated taxable statutory income, and therefore, no income tax expense has been recognized. However, once we commence generating statutory income in Malaysia, we expect to benefit from the full tax exemption under the BioNexus program, which will materially reduce our effective tax rate during the incentive period.

Deferred tax assets arising from accumulated losses and deductible temporary differences have not been recognized, as it is currently more likely than not that sufficient future taxable profits will be available to utilize these assets, particularly during the tax-exempt period. We will reassess the recognition of these deferred tax assets as and when our operations transition into a taxable position.

We continue to monitor our compliance with the terms and conditions of the BioNexus Status and intend to maximize the benefits available under this program. Upon expiry of the BioNexus incentive period, Medika Natura will become subject to Malaysian corporate income tax at the prevailing statutory rate, which as of the date of this prospectus is 24%, unless extended or modified through new government incentive schemes in the future. Additional tax benefits may also be available, including an investment tax allowance of up to 100% on qualifying capital expenditure and double deductions for eligible R&D expenses, subject to meeting the relevant criteria.

Net Income (Loss)

For the years ended December 31, 2024, and 2023, the Group recorded a net (loss) / income of (US$279,209) and US$18,825, respectively. The change in net (loss) / income was primarily attributable to decrease in revenue and cost of revenue, as well as administrative expenses incurred for the listing exercise, amortization of intangible assets, and patent filing fee. The net loss includes government grants recognized during the year, research expenses charged out, directors’ remuneration, staff costs and administrative fees. Management continues to monitor the Group’s cost structure and revenue streams to improve profitability and ensure sustainable operations.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity to finance our day-to-day operations are from the banking facilities provided by a financing institution and our shareholders holding more than 5% of the Ordinary Shares of the Company (“Majority Shareholders”).

	As of
	December 31,	December 31,
	2024	2023
Borrowings:
Majlis Amanah Rakyat (“MARA”)	123,678	145,099
Malaysia Technology Development Corporation Sdn Bhd (“MTDC”)	15,981	32,233
Small Medium Enterprise Development (“SME”) Bank	11,500	18,235
Total	151,159	195,567
Less current portion	38,839	48,386
Non-current portion	112,320	147,181
Total borrowings	151,159	195,567

Our borrowings decreased from US$195,567 for the financial year ended December 31, 2023 to US$151,159 for the financial year ended December 31,2024. The decrease of US$44,408 during the period was primarily due to the Group servicing its existing debt obligation, with no new loan facilities obtained during the period.

In addition, we have also received the following advances from the Major Shareholders who are also Directors for the financial years ended December 31, 2023 and 2024, respectively.

Name	As of December 31, 2024	As of December 31, 2023
	US$	US$
Abdul Razak Bin Mohd Isa	36,407	44,394
Mustadza bin Muhamad	30,158	41,478

The advances are for operational purposes and the amounts are unsecured, interest free and repayable on demand.

We are a pre-revenue clinical stage biopharmaceutical company. To date, our operations have been primarily funded through equity contributions from shareholders and non-dilutive public sector grants. We expect our expenses and operating losses will increase substantially over the foreseeable future, including beyond the next 12 months. The expected increase in expenses will be driven in large by our ongoing activities as we continue to devote substantial resources to research and development and the progression of our preclinical and clinical programs.

 As of December 31, 2024, our cash balance was $738,178 with a positive working capital position of $716,547. For the year ended December 31, 2024, we incurred a net loss of $272,209 with operating cash outflows of $242,223. The net loss for the reporting period December 31, 2024, includes three major expenses namely professional fee related to IPO ($98,899), R&D expenditure incurred during the year ($97,835) and professional fees ($62,280), with majority of these cash-outlay are non-recurring in nature. The professional fees incurred in the reporting period primarily reflects non-recurring expenditures related to one-off advisory and IPO preparatory activities. These costs are not expected to recur in future periods. However, we acknowledged that the ongoing post listing compliance costs will be recurring in nature and these costs have been factored into our projected cash flow forecasts.

As of December 31, 2023, our cash balance was $46,766, with a positive working capital of $21,128. For the year ended December 31, 2023, we generated a net profit of $18,825 and recorded operating cash outflows of $163,460.

As of both December 31, 2024 and December 31, 2023, we maintained a positive working capital position, reflecting our ability to meet current obligations as they fall due. In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations. To date, we have financed our operations mainly through equity financing in the form of share allotments and capital contributions from shareholders, as well as institutional grant support.

Management believes that, with the current cash balance and continued shareholder support, the Group will be able to fulfill all near-term expenses and obligations. Furthermore, management believes that the Group has more than sufficient financial resources to meet its operating expenses, financial commitments, and obligations over the 12-month period from June 2025 to June 2026, even if the proposed initial public offering does not proceed and no material revenue is generated during that time.

As of June 30, 2025, the Group had a cash balance of approximately $1.26 million (approximately RM5.2 million). In addition, a government grant of approximately $156,000 (approximately RM703,750) is expected to be received in the near term, which will further strengthen the Group’s liquidity position.

The Group has commenced test sales of its first product in Malaysia and has achieved encouraging sales performance with a small commercial team. Additionally, the Company has entered into a memorandum of agreement in South Korea (dated February 2, 2024), a memorandum of understanding in Germany (dated August 1, 2024), and a non-disclosure agreement in Saudi Arabia (dated October 27, 2024). The Company is also preparing for a planned rollout in the United States, subject to applicable regulatory and commercial requirements. These agreements and initiatives are expected to result in commercial sales, subject to regulatory acceptance by the Ministry of Food and Drug Safety (MFDS) in South Korea, the corresponding regulatory agencies in Saudi Arabia and Germany, and applicable U.S. authorities. Sales on a free-on-board (FOB) basis are expected to commence immediately upon registration, with deliveries to follow the agreed schedule. However, the Company has not included any projected revenue from these arrangements in its current financial plan, as such sales remain contingent upon regulatory approvals in the respective jurisdictions

The Group has limited debt repayment obligations over the next 12 months, amounting to no more than $40,000 (approximately RM180,000), and remains in full compliance with all applicable debt covenants. The Group’s current cash balance, excluding the anticipated grant and without reliance on future sales revenue, is expected to be sufficient to meet all forecasted overheads, debt obligations, and any remaining pre-listing expenses during the June 2025 to June 2026 period.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2023 and 2024, respectively:

	For the year ended December 31, 2024	For the year ended December 31, 2023
	US$	US$
Net cash used in operating activities	(242,223)	(163,460)
Net cash used in investing activities	-	(3,976)
Net cash provided by financing activities	936,229	194,722
Foreign translation differences	(2,594)	(31,151)
Net increase in cash	694,006	27,286
Cash, beginning of year	46,766	50,631
Cash, end of year	738,178	46,766

Operating activities

Net cash used in operating activities for the year ended December 31, 2024, was US$242,224 as compared to the net loss of US$279,209. One of the factors contributing the variances between the net loss and the net cash used in operating activities was the inclusion of non-cash expenses, such as amortization of intangible assets and right-of-use assets. The primary drivers of the cash outflow from operations include continued investments in R&D for KPH1™, continued regulatory and patent filling expenses for SKF7® and operational expenses necessary to advance the Group’s pipeline.

Net cash used in operating activities for the year ended December 31, 2023, was US$163,459 as compared to the net income of US$18,825. The difference was mainly attributable to the prepayment to the IPO financial advisor in relation to the planned listing exercise amounting to US$98,243 and settlement of other liabilities during the reporting period.

Investing activities

Net cash provided by investing activities decreased for the year ended December 31, 2024, primarily because there were no acquisitions of intangible assets during the year, compared to the prior year when the Group purchased an intangible asset.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2024 was US$936,229, primarily driven by proceeds from the capital injection by the shareholders of US$1,116,104. The net cash inflow was partially offset by the capitalization of the expenses incurred for the planned listing of US$109,972, repayments of borrowings and loan from directors.

Net cash provided by financing activities for the year ended December 31, 2023, was US$194,722. Similar to the reporting period ended December 31, 2024, the proceeds are mainly due to capital injection by the shareholders of US$198,302. In addition, the Group received loans from directors to fund the Group’s operations, which were partially offset by the repayment of borrowings.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our principal place of operations is Malaysia, and the functional currency is the Malaysian Ringgit (“MYR” or “RM”). In connection with its planned capital raising in the United States, we present the consolidated financial statements in U.S. dollars (“USD”).

As a result, we are exposed to foreign exchange rate fluctuations when translating financial statements from MYR into USD for consolidation and reporting purposes. These foreign currency translation adjustments are non-cash in nature and do not affect our net income. Instead, they are recorded as a component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity.

If there is a change in foreign currency exchange rates, particularly between MYR and USD, the translation of our financial statements may result in a foreign currency translation gain or loss. Such translation differences may affect the reported financial position and results of operations when presented in U.S. dollars, although they do not impact our underlying cash flows.

We currently do not engage in hedging strategies to manage foreign exchange translation risk but may consider implementing such measures in the future as international operations and capital market exposure expand.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, accounts receivables and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group primarily deposits its cash with reputable banks located in Malaysia. As of December 31, 2024 and December 31, 2023, $738,178 and $46,766 were deposited with these banks, respectively.

Bank balances placed in current accounts in Malaysia are considered safe due to strong regulatory oversight by Bank Negara Malaysia (BNM), which ensures banks maintain sound financial and risk management practices. Additionally, deposits are protected by Perbadanan Insurans Deposit Malaysia (PIDM) for up to RM250,000 per depositor per bank, covering both principal and interest. Malaysia’s banking sector is dominated by well-capitalized and stable financial institutions, further enhancing depositor confidence. They offer high liquidity with minimal risk, making them a secure option for holding funds. We have not experienced any losses in these bank accounts, and we believe that we are not exposed to any significant credit risk on bank balances.

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable and other receivables which mainly comprise balances due from customers and operational partners within Malaysia. These receivables are unsecured and non-interest-bearing, and the Group applies a prudent credit control framework to mitigate exposure to default risk.

Management evaluates credit risk through multiple controls, including:

●	Ongoing creditworthiness assessments of counterparties, including review of financial standing and payment history

●	Analysis of receivable aging reports to identify potential delays or anomalies

●	Monitoring of historical collection patterns and average receivable turnover

●	Evaluation of macroeconomic conditions and industry-specific risk trends

●	Internal credit limits and approval thresholds to govern transaction size and exposure levels

As of December 31, 2024 and 2023, no expected credit losses were recognized, as the amounts deemed at risk were negligible.

Management believes that existing credit controls are adequate to manage risk and ensure timely collection of receivables.

Concentration of customers

For the years ended December 31, 2023 and 2024, The Group does not have any significant concentration of credit risk with respect to accounts receivable, as it does not have any major customers that individually account for 10% or more of revenues.

Concentration of vendors

For the year ended December 31, 2023, one vendor accounted more than 10% of the research expenses. The research expense charged by this vendor is 100% of the total research expenses.

For the year ended December 31, 2024, one vendor accounted more than 10% of the research expenses. The research expense charged by this vendor is 93% of the total research expenses.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Group’s debt facilities are fixed rate, as such the Group is not subject to the interest rate risk since neither carrying amounts nor the future cash flows will fluctuate because a change in market interest rates. The Group considers its interest rate risk not material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

As of December 31, 2024, we had bank borrowings with outstanding balance of US$151,159. We estimate that a 1% increase in the bank’s cost of funds against bank borrowings outstanding on December 31, 2024 would result in an increase in finance cost of US$1,512 per annum whilst we estimate a 1% decrease in the bank’s cost of funds against bank borrowings outstanding on December 31, 2024 would result in a decrease in finance cost of US$1,512 per annum.

Off-balance sheet commitments and arrangements

During the periods presented, and as of the date of this filing, we did not have any off-balance sheet financing arrangements or relationships with unconsolidated entities or financial partnerships, including entities commonly referred to as structured finance or special purpose entities. These types of entities are often established to facilitate off-balance sheet arrangements or serve limited contractual purposes, and we have no involvement with such arrangements.

We have not entered into any financial guarantees, commitments, or other arrangements that would obligate us to guarantee the payment obligations of third parties. Additionally, we have not entered into any derivative contracts indexed to our equity that are classified as shareholders’ equity or that are excluded from our consolidated financial statements.

Furthermore, we do not have any retained or contingent interests in assets transferred to unconsolidated entities that would provide credit, liquidity, or market risk support. We also do not maintain any variable interests in unconsolidated entities that provide financing, liquidity, market risk, credit support, leasing, hedging, or product development services to us.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments, excluding interest, as of December 31, 2024

Contractual obligations and commitments	Less than 1 year	More than 1-3 years	More than 4 years	Total
	US$	US$	US$	US$
Term loan[1]	38,839	60,209	52,111	151,159
Lease liabilities[2]	6,295	7,143	0	13,438
Total	45,134	67,352	52,111	164,597

1 Loans by :

Small Medium Enterprise Development Bank (SME BANK), - from April 23,2020 US$33,561 in principal amount, 64 months maturity with a monthly repayment schedule at 10.2% p.a ; guaranteed by certain directors.

Malaysian Technology Development Corporation (MTDC) – from March 17, 2022 US$54,793 in principal amount, 4 years maturity with a monthly repayment schedule; without interest and unsecured

Majilis Amanah Raya (MARA) -from July 17, 2017 US$220,383 in principal amount, 10 years maturity with a monthly repayment at 2% p.a.; guaranteed by certain directors.

2Right-of-use (ROU) of lease office, commencing March 15, 2023, three years and 11 months to February 14, 2027, with a monthly repayment schedule.

Other than as disclosed above, we did not have any material financial or capital commitments, long-term contractual obligations, or guarantees as of December 31, 2023 and 2024.

Contingencies

As of December 31, 2023 and 2024, we were not involved in any legal or administrative proceedings. Furthermore, there were no pending or threatened legal or regulatory matters, individually or in aggregate, that could reasonably be expected to result in an unfavorable outcome having a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Indemnification

Malaysian Industrial Development Finance Berhad (“MIDF”)

Medika Natura is party to a grant agreement dated March 26, 2020 with MIDF under the High Value Added and Complex Product Development Program administered by MITI. The availability period of the grant was extended to June 30, 2025, as confirmed in MIDF’s letter dated February 19, 2025.

The grant agreement includes indemnification provisions requiring Medika Natura to indemnify and hold harmless MIDF and its representatives against claims, losses, damages, or liabilities arising from the Medika Natura’s own negligence, misuse, or breach of the agreement. These obligations are limited to Medika Natura’s conduct and exclude liabilities resulting from acts or omissions of MIDF.

As of December 31, 2023 and 2024, the Group has not incurred any indemnification liabilities under this agreement and the risk of such claims to be remote.

Academy of Sciences Malaysia (“ASM”)

Medika Natura is party to a project agreement dated April 5, 2022 with ASM under a Matching Grant Scheme. The grant is disbursed based on defined project milestones, with a required matching contribution from Medika Natura in cash and/or in kind, as stipulated in Schedule B of the agreement.

The agreement includes indemnification provisions requiring Medika Natura to indemnify and hold harmless ASM and its representatives against claims, losses, damages, or liabilities resulting from Medika Natura’s own negligence, willful misconduct, or breach of contract. These obligations apply only to Medika Natura’s conduct and exclude liabilities arising from ASM’s own acts or omissions.

As of December 31, 2023 and 2024, the Group has not incurred any indemnification liabilities under this agreement. Management considers the likelihood of future claims to be remote based on the Company’s compliance record.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Inflation

Inflation may affect our future results of operations and financial condition by increasing the cost of raw materials, labor and other operating expenses. Historically, inflation in Malaysia has been moderate, with an annual inflation rate of 2.5% and 1.8% for years ended December 31, 2023 and 2024, respectively (based on publicly available date from Bank Negara Malaysia).

We monitor cost trends closely and where possible, seek to mitigate the impact of inflation through operational efficiencies, cost control measures and price adjustments, if necessary. However, there can be no assurance that we will be able to fully offset cost increases through productivity improvements or price increases without adversely affecting demand for our products.

Critical Accounting Estimates

Our analysis of the financial conditions and operating results is derived from consolidated financial statements which are prepared in accordance with the United States Generally Accepted Accounting Principles (“US GAAP”). We are required to estimate and judgments that influence the reported figures for assets, liabilities, income and expenses as well as disclosures related to potential contingent assets and liabilities.

These estimates are based on our experience, current trends and relevant factor we consider reasonable given the circumstances. Where direct measurements may not be adequate and available, these estimates will guide us in determining the value of assets and liabilities. As such, it is pertinent to note that the actual outcomes could vary from these estimates depending on different assumptions or future considerations.

We continually reassess our estimates and judgements as new information becomes available or circumstances change. Any significant revisions to estimates are recognized in our financial statements on a prospective basis from the time that changes are identified. Our significant accounting policies are fully described in the Note 2 of the consolidated financial statements appearing under Index to Consolidated Financial Statements in the prospectus. Based on our assessment, there were no critical accounting estimates for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

INDUSTRY

Industry Overview and Market Opportunity

Segment 1: Global Trends in Wellness and Botanical Therapeutics

The global wellness economy reached USD 6.3 trillion in 2022 and is projected to grow to USD 9.9 trillion by 2027, reflecting a compound annual growth rate (CAGR) of 8.6%¹. Within this expansive sector, the Traditional and Complementary Medicine (T&CM) category, which includes traditional herbal therapies, natural product formulations, and culturally embedded healing systems, accounted for USD 548.7 billion in 2022 and is expected to surpass USD 660 billion by 20251.

A major driver of this growth is the rising demand for plant-based therapeutics, including botanical drugs and clinically substantiated nutraceuticals. This shift reflects a broader transformation in consumer preferences toward natural, culturally resonant health solutions, as well as growing recognition of the limitations associated with conventional synthetic pharmaceuticals, particularly in addressing multifactorial and chronic conditions2.

As Lewis (2022) notes, this trend underscores widespread dissatisfaction with reductionist, single-target drug paradigms and a renewed interest in holistic, multi-component strategies that more accurately reflect the biological complexity of real-world diseases2. In parallel, advances in analytical chemistry, systems pharmacology, and regulatory science have enabled the validation and standardization of polypharmacologic mechanisms, supporting the emergence of botanical drugs as credible, evidence-based therapeutic options3.

Once largely confined to traditional or complementary roles, botanical compounds are now being formally recognized by leading regulatory authorities, including the U.S. Food and Drug Administration (FDA)⁴, the European Food Safety Authority (EFSA), and Malaysia’s National Pharmaceutical Regulatory Agency (NPRA)⁵⁶, as legitimate therapeutic agents. This recognition is underpinned by evolving regulatory frameworks that accommodate standardized, multi-compound, naturally derived active pharmaceutical ingredients (APIs) and provide structured pathways for their clinical development and commercialization456. Importantly, early legal and policy analyses such as Li and Hutt (2002) anticipated this trajectory, highlighting the potential of botanical drugs to become a “next new new thing” in pharmaceutical development⁸. More recently, frontier technologies have expanded this paradigm further: the World Health Organization (WHO), International Telecommunication Union (ITU), and World Intellectual Property Organization (WIPO) jointly emphasize how artificial intelligence is now being applied to traditional medicine, supporting areas such as personalized care, drug discovery, and biodiversity conservation⁷. Together, these trends underscore a future where botanical therapeutics are not only standardized and clinically validated but also digitally empowered.

Footnotes

1.	Global Wellness Institute. Global Wellness Economy Monitor 2024. November 2024.
2.	Lewis BW (2022). Risk, Regulation and Strategy: A Multi-Case Study of the Botanical Drug Industry. Master’s Thesis, University of Auckland.
3.	Atanasov AG et al. (2021). Natural Products in Drug Discovery: Advances and Opportunities. Nature Reviews Drug Discovery 20: 200–216.
4.	U.S. Food and Drug Administration (FDA) (2016). Botanical Drug Development: Guidance for Industry. Center for Drug Evaluation and Research.
5.	National Pharmaceutical Regulatory Agency (NPRA), Malaysia (2024). Guideline on Natural Products with Modern Claim. First Edition.
6.	NPRA Malaysia (2021). Guideline on Natural Products with Therapeutic Claim. Appendix 7B, Drug Registration Guidance Document.
7.	World Health Organization (WHO), International Telecommunication Union (ITU), and World Intellectual Property Organization (WIPO) (2025). Mapping the Application of Artificial Intelligence in Traditional Medicine. Technical Brief, July 2025.
8.	Li D, Hutt P (2002). Botanical Drugs: The Next New New Thing? Harvard Law School Third Year Paper.

Segment 2: Nutraceuticals, Integrative Health, and Complementary Medicine

The global nutraceuticals market, which includes polyphenol-rich dietary supplements, functional herbal formulations, and bioactive natural compounds, is projected to grow from USD 418.2 billion in 2024 to USD 571.3 billion by 2029, representing a compound annual growth rate (CAGR) of 6.4%¹. North America remains the largest contributor to this growth, with the U.S. market alone expected to exceed USD 200 billion by 2029¹.

In parallel, the U.S. complementary and integrative medicine (CIM) sector, which encompasses botanical therapeutics, nutritional interventions, and mind-body practices, is projected to grow substantially, from USD 28.65 billion in 2023 to over USD 229.12 billion by 2033, reflecting a CAGR of 23.1%². Clinical integration is advancing rapidly: over 42 percent of U.S. hospitals now offer some form of CIM, including protocols that incorporate botanical formulations³. This clinical adoption is further supported by institutional education, with more than 130 U.S. medical schools having formally integrated integrative medicine into their core curricula⁴, laying the foundation for long-term physician adoption and clinical normalization of botanicals.

At a global level, the broader wellness market, of which nutraceuticals and integrative health are central pillars, surpassed USD 1.8 trillion as of 2024, according to McKinsey⁶. Within this evolving ecosystem, consumers are increasingly prioritizing natural and scientifically substantiated interventions in key areas such as women’s health, metabolic regulation, sleep support, and mental wellbeing⁶. These evolving preferences continue to drive demand for plant-based, regulatory-compliant solutions supported by clinical data and real-world evidence.

The global complementary and alternative medicine (CAM) market, situated at the nexus of evidence-based nutraceuticals, traditional botanicals, and integrative therapeutic modalities, was valued at approximately US$193.36 billion in 2024 and is projected to reach US$1,282.70 billion by 2033, reflecting a compound annual growth rate of 23.56%. This growth underscores a highly favorable commercial and regulatory landscape for advancing clinically validated bioactive products with multi target therapeutic potential.⁵

Footnotes:

1.	MarketsandMarkets (2024). Nutraceuticals Market by Type, Form, Source, Distribution Channel, and Region – Global Forecast to 2029. Projected growth from USD 418.2 billion (2024) to USD 571.3 billion (2029), CAGR 6.4%.
2.	Precedence Research (2024). U.S. Complementary and Alternative Medicine Market Size and Forecast Report 2023–2033. Forecast from USD 28.65 billion (2023) to USD 229.12 billion (2033), CAGR 23.1%.
3.	American Hospital Association (2023). Complementary and Integrative Health Practices in U.S. Hospitals. Over 42 percent of U.S. hospitals offer integrative or complementary medicine services.
4.	Academic Consortium for Integrative Medicine and Health (2023). Member Institutions and Educational Integration. Over 130 U.S. medical schools include integrative medicine in core curricula.
5.	Data sourced from the Astute Analytica report as published by GlobeNewswire on July 8, 2025, which states that the global complementary and alternative medicine market was valued at US$ 193.36 billion in 2024 and is expected to reach US$ 1,282.70 billion by 2033, reflecting a CAGR of 23.56%
6.	McKinsey and Company (2024). The Trends Defining the 1.8 Trillion Dollar Global Wellness Market in 2024. Global wellness market surpassed USD 1.8 trillion in 2024, with increasing consumer prioritization of natural and clinically validated products in areas such as women’s health, sleep, nutrition, and mental wellbeing.

Segment 3: Women’s Health Market Opportunity and Therapeutic Gap

Women’s health remains significantly underfunded and underprioritized across both conventional drug development and emerging therapeutic categories. The systemic underrepresentation of women in clinical trials, especially in early-phase studies, has historically limited innovation for female-prevalent conditions, particularly those outside of hormone-based pathways. This exclusion continues to contribute to critical gaps in understanding disease mechanisms, differential treatment responses, and long-term management strategies in women.1

According to a 2025 report by MarketResearch.biz, the global women’s health technologies market, which includes therapeutics, diagnostics, and monitoring solutions, is projected to grow from USD 38.2 billion in 2022 to over USD 81.2 billion by 2029.² This expansion reflects not only the increasing prevalence of female-specific conditions but also growing demand for non-hormonal, culturally aligned interventions across diverse populations.

Botanical Innovation in Women’s Health

Labisia pumila (Blume) Fern.-Vill. (LP), also known as Kacip Fatimah or Marantodes pumilum, is a medicinal plant indigenous to Malaysia that has been traditionally used to support postpartum recovery, reproductive health, and female vitality. A growing body of preclinical literature describes a broad spectrum of pharmacological properties attributed to LP, including antioxidant, anti-inflammatory, osteoprotective, anti-obesity, cardioprotective, antibacterial, phytoestrogenic, and anticarcinogenic effects—associated with over 100 bioactive compounds.3 These findings have catalyzed interest in the development of LP-derived bioactive formulations for evidence-based applications in women’s health.

SKF7®: A Clinical-Stage Botanical Therapeutic

SKF7® is a patented, standardized extract of Labisia pumila currently under development for multiple indications, including menopause-related metabolic dysfunction, polycystic ovary syndrome (PCOS), reproductive health, age-related endocrine decline, and supportive oncology care. To date, a range of nonclinical studies has been conducted in models relevant to gynecologic oncology, hormone-responsive conditions, and menopause-associated metabolic disturbances.

In an estrogen-deficient animal model, SKF7® demonstrated multi-dimensional effects, including reductions in inflammatory markers, improvements in gut microbiota composition, and enhancements in metabolic parameters, as shown through integrated multi-omics analyses. These findings support the continued development of SKF7® as a non-hormonal, plant-derived candidate with potential clinical relevance across multiple women’s health indications.

Global Positioning and Market Pathway

SKF7® has been evaluated and listed under several international regulatory frameworks that support its market entry across both nutraceutical and pharmaceutical classifications. These include a New Dietary Ingredient (NDI) notification submitted to the U.S. Food and Drug Administration (FDA), inclusion in the European Food Safety Authority’s (EFSA) Novel Food Catalogue, and registration under Malaysia’s Drug Registration Guidance Document (DRGD) by the National Pharmaceutical Regulatory Agency (NPRA).

Collectively, these regulatory acknowledgments reflect SKF7®’s compliance with jurisdiction-specific requirements for safety, quality, and ingredient identity. They also support the product’s positioning as a differentiated, clinically supported botanical formulation targeting unmet needs in the global women’s health category.

Footnotes

1.	AAMC. Why We Know So Little About Women’s Health. Association of American Medical Colleges. April 5, 2023. https://www.aamc.org/news/why-we-know-so-little-about-women-s-health

2.	GlobeNewswire. Women’s Health Technologies Market to Surpass $81.2 Billion by 2029. April 28, 2025. https://www.globenewswire.com/news-release/2025/04/28/3068960/0/en/Women-s-Health-Technologies-Market-to-Surpass -81-2-Billion-by-2029-Therapeutics-for-Women-s-Health-Technologies-and-Global-Market-Report-2025.html

3.	Wang Y, Yan F, Xu DQ, Liu M, Liu ZF, Tang YP. Traditional uses, botany, phytochemistry, pharmacology and applications of Labisia pumila: A comprehensive review. J Ethnopharmacol. 2025 Jan 10;336:118522. doi:10.1016/j.jep.2024.118522. Epub 2024 Jul 4. PMID: 38971345.

Segment 4: Market Opportunity and Strategic Positioning

The global prevalence of chronic metabolic disorders, hormonal imbalances in women’s health, inflammation driven diseases, and aging associated conditions is expected to continue increasing, which we believe will create sustained demand for next generation therapies with improved safety, efficacy, and cultural acceptability. In particular, there is growing interest in botanical therapeutics that combine clinical substantiation, favorable safety profiles, and regulatory compliance.

Our product platform is strategically designed to address these high impact, underserved areas by targeting interconnected metabolic, inflammatory, and hormonal pathways. Our dual track commercialization model, spanning both pharmaceutical and nutraceutical channels, is intended to provide flexibility in regulatory classification while maximizing market reach. This model is underpinned by shared clinical datasets, mechanistic validation, and biomarker based differentiation, which we believe positions us to capture potential value across adjacent therapeutic segments.

The following table sets forth our estimates of the potential global total addressable market (TAM) and revenue opportunity for selected indications in 2030. These estimates are based on third party market research, our internal analyses, and a number of assumptions, and are subject to significant uncertainties. Actual market size, penetration rates, and resulting revenue, if any, could differ materially from these estimates.

Global Addressable Market Estimates and Revenue Potential (2030 Projection)

Indication	Estimated Global TAM (2030)	Targeted Market Penetration	Projected Revenue Range (USD)
Obesity	$105B–$130B1	1–2%	$1.05B–$2.6B
Type 2 Diabetes (Adjunctive/Mild Cases)	$91.97B2	0.5–1%	$460M–$920M
PCOS and Menopause (Women’s Health)	$3.67B–$11.8B3	3–5%	$110M–$590M
Inflammatory Joint and Gout	$12B–$20B4	2–3%	$240M–$600M
Oncology and Cachexia	$3.5B–$4.7B5	0.25–0.5%	$8.75M–$23.5M

Sources:

[1]	Morgan Stanley, Bloomberg (2024)
[2]	Grand View Research (2024)
[3]	Yahoo Finance, Maximize Market Research (2023)
[4]	Data Bridge Market Research (2024)
[5]	Mordor Intelligence (2024)

Market Dynamics and Unmet Clinical Needs

●	Obesity and Metabolic Syndrome

An estimated 1 billion individuals will be affected by obesity by 2030. Despite recent advances in GLP-1 receptor agonists, long-term tolerability, cost, and side effect profiles remain barriers to sustained use. There is a clear market need for safer, plant-based alternatives with metabolic efficacy and better patient adherence.

●	Type 2 Diabetes

The diabetic population is projected to exceed 640 million by 2030. Current standard-of-care treatments inadequately address underlying inflammation and insulin resistance. Adjunctive, multi-target botanicals with anti-inflammatory and glycemic control benefits are in growing demand.

●	Women’s Health

Disorders such as PCOS, menopause-related metabolic dysfunction, and hormone-responsive cancers are underrepresented in mainstream drug pipelines. The women’s health market is projected to exceed USD 24 billion by 2028, with unmet needs in non-hormonal, culturally compatible therapeutics driving demand.

●	Inflammatory and Degenerative Disorders

Chronic inflammation is a key driver of arthritis, neuroinflammation, and sarcopenia. Patient populations, particularly in regions requiring Halal or natural certifications, are increasingly seeking botanical, non-steroidal alternatives with long-term safety.

●	Gut Microbiome and Immune-Linked GI Conditions

Dysbiosis and chronic low-grade inflammation contribute to a range of metabolic, immune, and neurological conditions. SKF7® has demonstrated microbiome-restorative effects and reductions in systemic inflammatory markers, supporting future development for gut–immune axis disorders.

●	Oncology and Cachexia

Inflammatory and endocrine imbalances contribute to cancer pathophysiology and cachexia. Preliminary preclinical data support SKF7®’s potential in modulating tumor-associated signaling and preserving muscle mass, warranting further exploration in supportive oncology settings.

●	Aging and Cardiovascular Protection

Medikra’s pipeline—including SKF7® and KPH1™—is designed to counteract age-related metabolic-inflammation and vascular dysfunction. These programs aim to support cardiometabolic resilience, vascular health, and healthy aging in middle-aged and elderly populations.

Segment 5: Regulatory Evolution — Enabling Botanical Drug Innovation

Botanical drugs are increasingly supported by well-defined regulatory frameworks that enable Investigational New Drug (IND) and New Drug Application (NDA) filings across key global jurisdictions. These frameworks are essential to the clinical and commercial advancement of multi-compound botanical therapeutics, allowing for standardization, validation, and market access.

In the United States, the U.S. Food and Drug Administration (FDA) has established a dedicated regulatory pathway for botanicals through its Botanical Drug Development Guidance for Industry (2016)1. This guidance allows for the clinical development of multi-component botanical products without requiring isolation of a single active compound, provided that product identity, batch-to-batch consistency, safety, and efficacy are demonstrated. The FDA has already approved botanical drugs such as Mytesi® (for HIV-associated diarrhea) and Veregen® (for external genital warts), offering proof-of-concept for this regulatory model1.

In Malaysia, the National Pharmaceutical Regulatory Agency (NPRA) has implemented a two-tier registration framework under the Drug Registration Guidance Document (DRGD)2:

●	The Modern Claim Pathway allows natural products to be marketed with health-related structure-function claims supported by scientific evidence.

●	The Therapeutic Claim Pathway enables full therapeutic indications contingent on compliance with internationally accepted standards for Good Laboratory Practice (GLP), Good Clinical Practice (GCP), and Good Manufacturing Practice (GMP)[2].

Footnotes

1.	US Food and Drug Administration (2016). Botanical Drug Development: Guidance for Industry. Center for Drug Evaluation and Research.
2.	NPRA Malaysia (2022). Guideline on Natural Products with Modern Claim and Appendix 7B: Guideline on Natural Products with Therapeutic Claim, Drug Registration Guidance Document (DRGD).

These mechanisms provide a robust, regulated route for botanical therapeutics to enter the market under clearly defined scientific and clinical criteria.

Similarly, other major regulatory bodies—including the European Medicines Agency (EMA) in the European Union and the National Medical Products Administration (NMPA) in China—have adopted structured frameworks to support the development and approval of botanically derived products with multiple active compounds.

From a scientific perspective, natural products continue to serve as a cornerstone of pharmaceutical innovation. According to Nature Reviews Drug Discovery, more than 50% of all small-molecule drugs approved since the 1980s are either natural products or structurally derived from them3. Advances in systems biology, target deconvolution, and metabolomic profiling now allow for precise mechanistic elucidation of botanical therapies that were previously validated only through empirical use3.

This scientific progression builds upon a rich historical foundation. As noted in Medicinal Botany, approximately 40% of all prescription drugs are derived from plants historically used in traditional medicine, including several of the top 20 best-selling drugs in the U.S. today4. Historical examples include quinine, extracted from Cinchona calisaya bark for malaria, and licorice root (Glycyrrhiza glabra), used for respiratory ailments for more than 3,500 years. Even regional species such as Glycyrrhiza lepidota (native to North America) have documented traditional uses in fever management and wound care4—highlighting the enduring relevance of ethnobotanical knowledge.

Commercially, the global botanical pharmaceutical market is undergoing accelerated expansion. According to Market Data Forecast, the botanical and plant-derived drugs sector is projected to surpass USD 65.1 billion by 2029, driven by increasing demand for safer, multi-targeted therapies and regulatory acceptance of botanical APIs5.

Collectively, the convergence of regulatory maturity, scientific rigor, and historical credibility is propelling botanical drugs into mainstream pharmaceutical development. These pathways support the emergence of botanicals as a scalable, evidence-based therapeutic class poised to address unmet clinical needs across diverse indications.

Footnotes

3.	Atanasov AG, Zotchev SB, Dirsch VM, Supuran CT (2021). Natural products in drug discovery: Advances and opportunities. Nature Reviews Drug Discovery 20(3): 200–216.
4.	Arvigo R, Balick M (2022). Medicinal Botany: Plants Affecting Human Health. 2nd edition. Garland Science, p. 4.
5.	Market Data Forecast (2024). Botanical and Plant-Derived Drugs Market 2025–2029. Industry Forecast Report.

Segment 6: Scientific Foundation and Innovation Drivers

Natural products remain a foundational pillar of pharmaceutical innovation, accounting for a substantial proportion of modern therapeutics. According to the comprehensive analysis by Newman and Cragg (Journal of Natural Products, 2020), over 50% of all FDA-approved small-molecule drugs from 1981 to 2019 were either natural products or structurally derived from natural sources, including terrestrial plants, marine organisms, and microbial metabolites¹. These compounds range from unmodified phytochemicals to fermentation-based metabolites and semi-synthetic analogues that have achieved widespread clinical adoption across therapeutic categories¹.

Recent scientific and technological advances are accelerating the transition of complex botanical compounds from traditional use into evidence-based, mechanism-informed therapeutics. Innovations in high-throughput screening, single-cell transcriptomics (scRNA-seq), AI-assisted synergy modeling, and multi-omics platforms are enabling deeper insight into the tissue-specific, systemic, and pathway-level effects of plant-derived bioactives. These tools are transforming the development paradigm from empirical use to targeted pharmacological design.

The 2025 joint technical report by the World Health Organization (WHO), World Intellectual Property Organization (WIPO), and International Telecommunication Union (ITU) further highlights the transformative role of artificial intelligence in digitizing ethnobotanical knowledge, predicting compound–target interactions, and optimizing formulation design². These capabilities are unlocking the therapeutic potential of complex botanical matrices and enabling their integration into precision medicine frameworks.

Importantly, botanical therapeutics offer a unique advantage for addressing complex, chronic, and multi-factorial diseases. As noted in Nature Reviews Drug Discovery (2020), their polypharmacologic nature, metabolic diversity, and generally favorable toxicity profiles render them particularly well-suited for conditions that involve cross-talk between metabolic, inflammatory, immune, and hormonal pathways³. These include metabolic syndrome, neuroinflammation, immunomodulatory disorders, and cancer—disease areas where single-target synthetic agents frequently show limited efficacy or safety.

Collectively, these scientific and technological advancements establish a robust foundation for next-generation botanical drug development. They support the clinical and regulatory advancement of plant-based therapeutics that are not only culturally resonant but also aligned with global standards for safety, efficacy, and reproducibility.

Footnotes

1.	Newman DJ, Cragg GM (2020). Natural products as sources of new drugs over the nearly four decades from 1981 to 2019. Journal of Natural Products 83(3): 770–803.
2.	WHO, WIPO, ITU (2025). Artificial Intelligence and Traditional Knowledge Systems: Opportunities for Health Innovation. Joint Technical Report.
3.	Atanasov AG et al. (2020). Natural products in drug discovery: Advances and opportunities. Nature Reviews Drug Discovery 20(3): 200–216.

Key Therapeutic Areas and Market Opportunity

Botanical therapeutics are being developed for a range of chronic, high-burden conditions, especially where current pharmacotherapies face limitations in tolerability, affordability, and long-term safety. Medika’s plant-based solutions are supported by scientific validation and a favorable safety profile, enabling differentiation in large, underserved therapeutic markets.

1. Abdominal Obesity and Metabolic Disorders

Adult obesity prevalence is projected to reach 25 percent by 2035, affecting more than 1.9 billion people globally. This epidemic is expected to impose an economic cost exceeding USD 4 trillion annually. The rise of GLP-1 receptor agonists has accelerated the obesity drug market to an estimated USD 24 billion in 2023, with projections surpassing USD 130 billion by 2028. However, large treatment gaps remain:

●	Up to 96 percent of adults with obesity in the United States are not receiving adequate treatment

●	GLP-1 therapies are often associated with gastrointestinal side effects, high costs, and uncertain long-term safety

●	These agents may not be suitable for patients with sarcopenia, gastrointestinal sensitivity, or cachexia

Botanical therapeutics offer a nonhormonal and metabolically supportive alternative. Medika’s formulations, including SKF7, have shown potential in reducing visceral fat, improving insulin sensitivity, and supporting metabolic balance. The global diabetes population has exceeded 800 million, underscoring the need for safe and accessible solutions. Botanical interventions such as berberine and curcumin are increasingly adopted, reinforcing market interest in plant-based therapies that target glucose and lipid metabolism.

2. Women’s Health and Hormonal Balance

More than 1.2 billion women are expected to be menopausal or postmenopausal by 2030, with 47 million women entering menopause each year. Up to 80 percent of women experience moderate to severe symptoms such as vasomotor instability, sleep disturbance, and weight gain. Hormone replacement therapy usage has declined significantly due to associated risks of thromboembolic events and hormone-sensitive cancers.

This has created unmet demand for safe, nonhormonal options. Botanical compounds such as Labisia pumila and Pueraria mirifica are gaining clinical relevance as phytoestrogenic alternatives. SKF7 is being developed as a plant-derived formulation to address menopausal symptoms, metabolic dysfunction, and hormonal imbalance. These approaches align with cultural preferences, including Halal-certified products for Muslim populations, and support a growing consumer shift toward natural health solutions in women’s health.

3. Inflammation and Immune Modulation

Chronic inflammation is a central driver of multiple diseases, including arthritis, neurodegeneration, metabolic syndrome, and autoimmune disorders. The demand for anti-inflammatory alternatives to corticosteroids and NSAIDs continues to grow. The global curcumin market alone is projected to increase from approximately USD 100 million in 2025 to over USD 200 million by 2032.

Botanical ingredients such as curcumin, boswellia, green tea catechins, and ginger have demonstrated anti-inflammatory and antioxidant properties. These are increasingly used in joint support, gastrointestinal health, and immune resilience. The post-COVID landscape has further highlighted the importance of managing systemic inflammation. Despite widespread use, many products lack regulatory or clinical validation. Medika’s platform is designed to meet this need through evidence-based development and well-defined clinical outcomes. SKF7 and pipeline assets are being evaluated for their anti-inflammatory effects in models of chronic and immune-related inflammation.

4. Oncology and Supportive Care

Cancer is the largest global therapeutic category, with increasing interest in integrative and supportive care strategies. Nearly 60 percent of oncology patients report using herbal supplements, often to manage fatigue, nausea, neuropathy, or immune suppression during treatment. These supplements are frequently taken without clinical oversight, raising concerns over safety and drug interactions.

Institutions are responding by incorporating evidence-based botanical products into integrative oncology programs. Medika’s botanical formulations such as SKF7 are being investigated for their potential to:

●	Support immune function and metabolic balance in oncology settings

●	Mitigate cancer-related fatigue and cachexia

●	Complement standard-of-care therapies through anti-inflammatory and immunomodulatory mechanisms

Historical plant-derived chemotherapies, such as taxanes and vinca alkaloids, have long demonstrated the relevance of natural products in oncology. Regulatory approvals for cannabis-derived medications such as Sativex and cannabidiol further illustrate the shift toward plant-based pharmaceutical acceptance. Medika is pursuing well-designed clinical studies to validate the supportive role of botanical formulations in oncology care, including quality of life and metabolic rebalancing endpoints.

Regulatory Landscape and Evolving Frameworks

Global regulatory agencies are increasingly adapting to the growth of botanical therapeutics. Historically, herbal products were regulated either as loosely controlled supplements or as traditional medicines with minimal evidence requirements, or alternatively were required to meet full pharmaceutical drug standards. Today, several major markets have introduced tailored frameworks that recognize the unique nature of botanical formulations while upholding expectations for safety, quality, and efficacy.

United States (FDA – Botanical Drugs and Supplements)

In the United States, botanical products fall into two principal regulatory categories. Products intended as dietary supplements are regulated under the Dietary Supplement Health and Education Act (DSHEA), which permits marketing without prior approval but prohibits claims related to disease treatment. For those seeking drug approval, the United States Food and Drug Administration (FDA) has issued a dedicated Botanical Drug Development Guidance, originally in 2004 and revised in 2016.

This guidance outlines how Investigational New Drug (IND) applications and New Drug Applications (NDAs) may be submitted for botanicals, accounting for the complexity of natural mixtures. It allows some regulatory flexibility, such as variance in raw material composition and historical human use data as part of the safety dossier. However, botanical drugs are still expected to meet the same rigorous standards as synthetic drugs, including evidence from at least two well-controlled clinical trials. To date, only two botanical drugs have been approved in the United States, indicating the difficulty of achieving drug status despite a structured pathway.

The FDA maintains a high threshold but has shown openness to plant-based drug innovation, with hundreds of active botanical INDs currently in progress. Many companies pursue a two-track strategy. They initially launch products as dietary supplements with New Dietary Ingredient (NDI) notifications and then progress to drug trials based on market performance and early data. This is supported by the FDA’s structure and is increasingly seen as a viable development approach.

European Union (EMA and EFSA – Herbal Medicines and Supplements)

The European regulatory model separates oversight of medicinal and non-medicinal botanicals. Herbal medicines are governed by the European Medicines Agency (EMA) and national authorities, while foods and supplements fall under the European Food Safety Authority (EFSA).

For traditional herbal medicinal products, the EU has implemented Directive 2004/24/EC, which allows simplified registration if the product has at least 30 years of documented use, with 15 years in the EU. This applies only to non-serious conditions and requires a demonstration of quality, safety, and plausible efficacy based on historical use. Products approved through this route receive a Traditional Herbal Registration (THR) and can be marketed with limited therapeutic claims.

In contrast, supplements must comply with the Novel Food Regulation and the Health Claims Regulation. EFSA maintains a strict stance on health claims, having rejected or deferred thousands of botanical submissions due to insufficient scientific substantiation. Very few botanicals have received approved health claims in the EU. This means most products are marketed with general wellness language unless registered as traditional medicines or drugs.

While there have been discussions about creating an intermediate category to support substantiated functional claims for botanicals, no formal structure has been adopted. Companies must therefore navigate a segmented system. They may pursue traditional herbal registration for mild conditions, apply for novel food approval and avoid unapproved claims for supplements, or enter the full pharmaceutical development path via EMA if seeking broader therapeutic claims. Although restrictive in some areas, the EU framework ensures high product quality and pharmacovigilance standards.

Asia – Selected Jurisdictions

Malaysia (NPRA – Natural Product Modernization and Halal Integration)

Malaysia has developed one of the most progressive regulatory models for botanical therapeutics in Asia. All natural health products, including traditional medicines and supplements, must be registered with the National Pharmaceutical Regulatory Agency (NPRA). Traditionally, such products could only carry claims based on documented historical use.

To support innovation and evidence-based development, Malaysia has introduced two additional regulatory categories. First, the Natural Products with Therapeutic Claims framework allows botanicals to make disease-related claims supported by clinical trials. Second, the Natural Products with Modern Claims category, introduced in 2024, permits functional or health improvement claims based on supportive but not yet definitive human data. These categories enable companies to transition from traditional positioning to evidence-supported therapeutic roles.

Malaysia’s phased regulatory model allows early market entry under traditional registration, with opportunities to upgrade based on clinical evidence. This supports innovation and reduces time to market. Malaysia also leads in Halal pharmaceutical regulation, guided by the national standard MS 2424. Products compliant with this standard meet the criteria for Halal certification, allowing access to global Muslim markets. This integration of scientific rigor and religious standards aligns with Medika’s product development and global expansion goals.

South Korea (MFDS – Functional Foods and Prescription Botanicals)

South Korea regulates herbal medicines and functional foods through two distinct pathways managed by the Ministry of Food and Drug Safety (MFDS). Health Functional Foods may be marketed with functional claims once the ingredient has been approved by MFDS based on safety and efficacy evidence. If the ingredient is not on the approved list, companies must submit a full evaluation dossier.

Prescription herbal medicines are regulated under South Korea’s pharmaceutical laws and may be developed through modern clinical trial processes, especially when the indication is significant. South Korea also supports a dual-track strategy, where products are initially launched as functional foods and then developed into higher-dose or prescription versions. This parallels the United States approach and has been applied successfully for ingredients such as ginseng and turmeric.

Korea’s regulatory system encourages innovation through the use of biotechnology and AI in herbal standardization and pharmacological research. Some herbal medicines are even covered by national insurance under traditional practice frameworks. Although clinical trials are generally required for new botanical drugs, MFDS may consider foreign clinical data when evaluating functional food claims. The system offers clear regulatory opportunities while maintaining high safety standards.

Summary of Global Trends

Across major markets, regulatory bodies are increasingly formalizing the development and oversight of botanical therapeutics. The United States provides a defined but demanding pathway through the FDA’s Botanical Drug Guidance. The European Union supports traditional registration for limited indications but enforces strict health claim requirements for supplements. In Asia, countries like Malaysia and South Korea are creating hybrid models that bridge traditional knowledge with modern clinical validation, offering scalable pathways from supplement to drug.

Medika’s regulatory strategy is aligned with these evolving frameworks. We initiate products through validated supplement or traditional channels and advance them into therapeutic categories as evidence matures. This approach maximizes early market access while supporting long-term product positioning in high-value therapeutic markets.

Convergence of Wellness and Clinical Validation

A defining feature of the current industry landscape is the convergence between the wellness movement and evidence-based clinical science. Consumers, healthcare professionals, and investors are increasingly aligned in their expectations: natural health products must demonstrate both traditional value and scientific credibility. This shift is actively reshaping product development, regulatory strategies, and market positioning across the botanical therapeutics sector.

Rising Consumer Expectations

Modern wellness consumers are informed, discerning, and increasingly science-driven. Traditional narratives rooted in ethnobotany or ancestral use are no longer sufficient on their own. There is growing demand for botanical products that are clinically substantiated, peer-reviewed, and transparently formulated.

Survey data indicate that more than 80 percent of consumers now prioritize wellness in daily life and expect supporting scientific evidence for products they use. This has led to a growing trend among wellness brands to adopt practices historically associated with pharmaceutical development. Companies are commissioning randomized controlled trials, publishing results in scientific journals, and prominently featuring claims such as “clinically studied” or “formulated by physicians” in their marketing.

As a result, the boundary between supplement and drug categories is becoming increasingly blurred. Products marketed as nutraceuticals or functional foods are often perceived by consumers as quasi-pharmaceuticals, particularly when backed by clinical data. Companies with a pharmaceutical or research-oriented mindset are well-positioned to differentiate themselves in this evolving landscape.

Evidence Generation through Real-World Data and Digital Health Integration

In parallel with controlled clinical trials, there is growing emphasis on capturing real-world evidence (RWE) to support the use of botanical products. Since many such products are already available on the market, companies are leveraging digital health technologies to monitor and quantify outcomes at scale.

Platforms such as Radicle Science’s Journey, launched in 2025, exemplify this approach. These tools collect anonymized, patient-reported outcomes through mobile apps and wearables, tracking improvements in sleep quality, pain levels, energy, and other health parameters. RWE can complement formal clinical studies by illustrating effectiveness in real-life settings, identifying responsive subpopulations, and supporting post-marketing surveillance.

Regulators including the FDA have expressed openness to integrating RWE in regulatory decision-making, particularly in areas such as safety profiling, label expansion, and pragmatic efficacy assessment. For botanical developers, this offers an opportunity to generate credible evidence outside traditional trial frameworks while aligning with global trends in precision health and data-driven innovation. However, RWE does not replace traditional clinical studies and validation.

Integration of Artificial Intelligence and Biotechnology

Technological advances, especially in artificial intelligence (AI) and computational biology, are accelerating the discovery and validation of botanical therapeutics. AI models are increasingly used to analyze complex natural product compositions, identify bioactive molecules, predict therapeutic targets, and guide formulation optimization.

This data-driven approach allows companies to screen libraries of plant-derived compounds for interaction with disease-relevant pathways, such as inflammation or metabolic dysregulation. In some cases, AI is also applied to clinical trial design by analyzing prior data to inform patient stratification and inclusion criteria.

Beyond research and development, AI is a tool utilized by certain companies to personalized wellness delivery. Algorithms can recommend specific plant-based regimens based on individual health data, genetics, or microbiome profiles, aligning with broader trends in precision nutrition and medicine. The ability to position a botanical product as “AI-optimized” or “bioinformatically guided” may strengthen its appeal to both consumers and investors seeking evidence-backed differentiation.

These technological integrations reinforce the positioning of botanical therapeutics not as traditional remedies alone, but as a sophisticated category within modern biotech innovation.

Cultural Acceptance and Halal Compliance

Halal certification has become a relevant standard of quality and consumer trust in the global health and wellness industry. Beyond its religious significance, Halal certification reflects rigorous expectations around traceability, cleanliness, and ethical sourcing. As the global market for Halal-certified nutraceuticals and pharmaceuticals is projected to exceed USD 200 billion by 2034, compliance with these standards is an important strategic consideration.

Medikra’s manufacturing and quality systems are aligned with Malaysia’s MS 2424 standard for Halal pharmaceuticals, supporting access to Muslim-majority and culturally aligned markets. This compliance also resonates with broader consumer segments seeking transparency and ethical assurance.

In addition to regulatory acceptance, cultural familiarity with botanical products—particularly in regions where traditional medicine is respected—enhances adoption and trust. Recognizing and integrating cultural and ethical dimensions into product development and market strategy enhances inclusive access to botanical therapeutics worldwide.

Integrative Medicine and Holistic Healthcare

Integrative medicine is emerging as a significant paradigm within global healthcare systems. This approach combines evidence-based complementary therapies—including botanical medicine, lifestyle modification, and nutrition—with conventional treatment protocols to address the multifactorial nature of chronic diseases.

The global market for integrative medicine is projected to reach USD 116.7 billion by 2037, driven by patient demand for personalized, holistic, and preventive care models. Areas such as metabolic disorders, women’s health, oncology support, and immune function are central to this shift. Healthcare providers are increasingly integrating botanicals and nutraceuticals into treatment regimens to enhance therapeutic outcomes and improve patient quality of life.

Medikra aligns directly with this trend. By advancing pharmaceutical-grade botanical therapeutics with validated mechanisms and clinical evidence, we aim to support integrative care models across high-need conditions. Our regulatory engagement, clinical validation strategy, and emphasis on cultural and ethical acceptance position us to serve as a translational bridge between wellness and conventional medicine.

Competitive Landscape and Industry Benchmarks

The competitive environment for botanical therapeutics is dynamic, spanning nutraceutical manufacturers, clinical-stage biotech firms, and diversified pharmaceutical companies. The sector is defined by increasing convergence—nutraceutical companies are investing in clinical trials, while pharmaceutical companies are expanding portfolios to include evidence-based natural products.

Pharmaceutical and Biotech Entrants

A growing number of biotechnology firms are pursuing the development of botanical drugs under formal regulatory frameworks such as those established by the FDA and EMA. These efforts underscore a broader industry recognition that standardized, plant-based therapeutics can achieve pharmaceutical-grade safety and efficacy benchmarks.

One example is Napo Pharmaceuticals, whose rainforest-derived drug crofelemer was approved by the FDA in 2012 for the symptomatic relief of HIV-associated diarrhea. Marketed as Mytesi® (formerly Fulyzaq™), it remains one of only two botanical drugs approved under the FDA’s botanical drug guidance framework. This approval demonstrated that plant-derived medicines, when supported by robust preclinical and clinical data, can successfully navigate regulatory pathways typically reserved for synthetic drugs.

More recently, companies are applying advanced techniques such as targeted extraction, pharmacophore modeling, and AI-based screening to identify and optimize bioactive compounds from natural sources. Clinical-stage development programs targeting metabolic diseases, cancer-related complications, and neuroinflammatory conditions have gained momentum, reflecting both scientific and commercial interest.

According to Business Research Insights (June 2025), the global botanical drug market was valued at USD 37.5 billion in 2024 and is expected to grow to USD 58 billion by 2033, reflecting a compound annual growth rate of approximately 5 percent. Regulatory progress and maturing drug development capabilities are anticipated to drive this expansion.

Traditional medicine companies from Asia are also entering regulated Western markets through clinical trial programs. One example includes a Traditional Chinese Medicine-derived formulation for cardiovascular support that has advanced through Phase III trials in both the United States and European Union, illustrating the potential for cross-border botanical drug development.

Consumer Health and Nutraceutical Leaders

Large multinationals in the consumer health and wellness space have increasingly turned to botanical and natural product portfolios as a strategic growth driver. These companies are evolving from general supplement offerings toward clinically substantiated and therapeutically relevant products.

Nestlé Health Science has made several high-profile acquisitions in this space, including Atrium Innovations (parent company of Garden of Life) for USD 2.3 billion in 2017, and the core assets of The Bountiful Company—including brands such as Nature’s Bounty and Solgar—for USD 5.75 billion in 2021. These moves have positioned Nestlé as a leading global player in botanical and nutritional therapeutics, reflecting a commitment to integrating functional ingredients into medical nutrition.

Bayer AG maintains one of the largest consumer health divisions globally, including extensive botanical-based product lines. Bayer’s plant-based menopause relief supplements and botanical R&D initiatives align with its broader strategy in women’s health, offering products that span both over-the-counter and clinically supported domains.

Other examples of pharma-nutraceutical convergence include Procter & Gamble’s collaborations with research institutions to validate probiotic strains for gut health and immune support. These alliances exemplify the integration of clinical science into consumer wellness platforms.

At the retail level, pharmacy chains such as CVS, Walgreens, and Walmart have launched private-label supplements that include premium herbal offerings. E-commerce platforms like Amazon now mandate certifications such as Good Manufacturing Practices (GMP) and third-party testing for dietary supplements, reinforcing higher quality standards across the industry.

Key Competitive Drivers

The botanical therapeutics sector remains fragmented, yet the top tier is consolidating around companies that can deliver on four critical success factors:

1.	Scientific Validation – Products supported by human clinical studies and mechanistic data are gaining regulatory and market acceptance.

2.	Regulatory Credibility – Acceptance such as FDA New Dietary Ingredient (NDI) notifications or EFSA Novel Food approvals are increasingly essential for distribution and investor confidence.

3.	Brand and Consumer Trust – Reputable sourcing, transparency, and Halal or sustainability certifications contribute to long-term brand equity.

4.	Innovation and R&D Investment – Companies investing in discovery platforms, multi-omics tools, and formulation optimization are well-positioned to differentiate in a crowded market.

In summary, the global botanical therapeutics industry is undergoing transformation driven by scientific convergence, regulatory evolution, and strategic capital deployment. Companies capable of integrating clinical-grade R&D with scalable consumer health strategies are poised to lead in both traditional and emerging health markets.

Traditional Medicine Companies and Emerging Markets

In emerging markets such as China, India, and Southeast Asia, established traditional medicine companies are expanding beyond domestic boundaries by aligning heritage formulations with modern scientific validation. Companies like Tongrentang and Tasly in China, or the Himalaya Drug Company in India, have invested in dedicated research centers to substantiate their products using Western standards and facilitate registration in international markets. Several have succeeded in gaining product clearances abroad, including Chinese herbal injectables in Russia and Ayurvedic formulations approved in Europe under food supplement regulations.

These companies benefit from vertically integrated supply chains and centuries of usage data, positioning them as both competitors and potential collaborators. Western companies have increasingly sought to license traditional Chinese medicine (TCM) formulas for pharmaceutical development, highlighting the potential for cross-border innovation. Asia-Pacific continues to be a key driver of global wellness market growth, contributing significantly to the estimated USD 480 billion global wellness economy in 2024.

Additionally, Korean and Japanese nutraceutical companies such as Korea Ginseng Corporation and Orihiro have built strong global brands by emphasizing both traditional heritage and modern manufacturing standards. Their expansion into international markets reflects rising consumer demand for products that combine cultural authenticity with scientific quality. These companies set high benchmarks for new entrants, requiring dual-market fluency—products must resonate with traditional health concepts while also demonstrating modern evidence-based efficacy.

Innovative Startups and Tech-Driven Entrants

A new generation of startups is redefining competition in botanical therapeutics by applying technological innovation and consumer-focused models. These entrants often originate from technology or wellness sectors rather than traditional herbal medicine, and are characterized by agility, data-centric strategies, and strong digital engagement.

Some venture-backed platforms offer personalized supplement subscriptions based on health data and predictive algorithms. Others, such as Radicle Science, offer contract-based “proof-as-a-service” models, enabling supplement companies to access scalable real-world evidence generation without investing in full in-house R&D infrastructure.

Direct-to-consumer brands are also shaping market dynamics. Leveraging influencer marketing and e-commerce platforms, these companies can achieve rapid penetration through viral trends and targeted messaging. For example, the surge in interest surrounding berberine—marketed informally as “nature’s Ozempic”—was driven largely by D2C brands that capitalized on social media momentum.

While many of these products initially enter the market with limited validation, the landscape is maturing. Increasingly, tech-driven companies are initiating clinical trials and investing in regulatory pathways to build credibility and long-term differentiation. In this evolving environment, the most defensible competitive advantages are shifting toward proprietary compositions, intellectual property protection, regulatory clearances, and validated clinical outcomes. Companies capable of securing FDA botanical drug approvals, novel food authorizations, or patented bioactive formulations are likely to define new standards in the sector.

Industry Inflection Point and Strategic Outlook

The botanical therapeutics industry is undergoing a structural transformation marked by the convergence of traditional knowledge, modern science, and evolving consumer preferences. The integration of ethnobotanical data with AI-based discovery tools, the proliferation of real-world evidence platforms, and the prioritization of cultural and ethical frameworks such as Halal certification are redefining what constitutes competitive advantage.

Global demand for safe, effective, and culturally resonant health solutions continues to grow. Unmet needs across prevalent indications such as obesity, type 2 diabetes, women’s health, inflammation-related conditions, and oncology support underscore the commercial and therapeutic potential of botanical drugs. Regulatory agencies including the U.S. FDA and the European Medicines Agency are increasingly open to well-substantiated botanical submissions, further supporting industry momentum.

In this context, the most successful companies will be those capable of bridging traditional efficacy with modern validation—merging the depth of ethnomedical insight with the rigor of biopharmaceutical development. This sector is no longer a niche. It is a fast-evolving, global opportunity for innovation, investment, and healthcare transformation.

Medika Natura’s Positioning: A Differentiated Botanical Platform

Medika Natura, a subsidiary of Medikra Inc., is advancing a novel class of botanical therapeutics built upon a foundation of regulatory rigor, clinical evidence, and cultural relevance. The company’s lead clinical asset, SKF7®, is a polyphenol-rich botanical extract derived from Labisia pumila, a medicinal plant traditionally used in Southeast Asia for women’s health and metabolic support.

SKF7® is a standardized aqueous ethanolic extract of Labisia pumila developed in accordance with internationally recognized quality and safety standards, including compliance with Good Laboratory Practice (GLP) for preclinical studies and Good Manufacturing Practice (GMP/PIC/S) for production. It has obtained U.S. FDA New Dietary Ingredient (NDI) acceptance, EFSA Novel Food authorization, and registration under Malaysia’s Drug Registration Guidance Document (DRGD). The extract is protected by granted patents in Malaysia (Patent No. MY-193591-A, granted October 19, 2022) and the United States (U.S. Patent No. 12,403,166, “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to be issued on September 2, 2025, and divisional application U.S. Application No. 19/220,442, filed May 28, 2025, which remains under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance was issued on July 8, 2020). A second Malaysian filing was subsequently made, corresponding to the same family of applications pursued in the European Union (Germany) and South Korea, and aligned with the portfolio that is scheduled to mature into the U.S. issuance of Patent No. 12,403,166. Related applications remain pending examination.

Development of SKF7® follows comprehensive regulatory protocols, including Good Laboratory Practice (GLP) toxicology studies, AAALAC-accredited preclinical studies, human pharmacokinetics, and Good Clinical Practice (GCP)-compliant randomized controlled trials in obesity. Additional disease-specific programs have been completed or initiated in type 2 diabetes, cancer, menopause-related hormonal dysfunction, and gut health, reflecting its broad therapeutic potential.

Under the U.S. FDA’s botanical drug development framework, SKF7® is positioned for further advancement through a pending Investigational New Drug (IND) application. This places Medika Natura among a limited known group of botanical developers globally with both clinical-stage data and scalable regulatory infrastructure.

Closing Remark: Building the Future of Botanical Therapeutics

Medikra is pioneering a platform-based approach to botanical therapeutics that integrates scientific rigor, technological innovation, and regulatory foresight. In contrast to traditional herbal product models, Medikra’s development strategy incorporates artificial intelligence, systems pharmacology, and multiomics analytics to guide product design, predict bioactivity, and validate mechanisms of action.

While SKF7® serves as the platform’s first clinical asset, additional formulations targeting cardiovascular disease, neuroinflammation, sarcopenia, immune modulation, and metabolic-endocrine disorders are in development. Each candidate follows globally aligned protocols, including GLP safety studies, GCP trials, and GMP-certified manufacturing, ensuring readiness for regulatory evaluation and commercial deployment.

With a foundation that spans intellectual property, clinical validation, regulatory engagement, and technological integration, Medikra is positioned to lead a new era of botanical drug development. The company’s vision is not simply to modernize traditional medicine, but to elevate it to the standards and impact of global biopharmaceutical innovation.

BUSINESS

Medikra Inc. is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of pharmaceutical grade botanical therapeutics. Through its wholly owned Malaysian subsidiary, Medika Natura Sdn. Bhd., the Company has established an integrated discovery and development platform that combines proprietary botanical extraction, preclinical & clinical trials, and multi-omics insights. The Company has built an integrated platform that aims to transform traditional medicinal plants into scientifically tested therapies in alignment with international regulatory standards.

The Company addresses significant unmet needs across metabolic diseases, women’s health, chronic inflammation, and oncology. These are therapeutic areas where existing treatments may be constrained by safety, efficacy, or cultural acceptance. Medikra has established an integrated discovery and development platform that combines proprietary botanical extraction, preclinical & clinical trials, and multi-omics insights. Data generated from the activities are prepared and structured to enable future deployment of AI and computational drug discovery. Its approach is designed to advance candidates for both pharmaceutical and nutraceutical pathways, under globally recognized frameworks such as those of the US Food and Drug Administration, the European Food Safety Authority, and national health authorities in Malaysia and Asia.

The Company’s lead programs, anchored by the patented and clinically studied extract SKF7®, are supported by a robust body of evidence, including GLP-compliant toxicology studies, ICH-GCP Phase I and Phase II clinical trials, and completed preclinical omics investigations conducted at certified facilities in India and Malaysia. In addition, human clinical studies have been carried out in Malaysia, Indonesia, and India, with ongoing human omics analyses underway in Malaysia and the United States. This comprehensive foundation, together with regulatory filings in key global markets, underpins the Company’s continued advancement of botanical therapeutic candidates across multiple disease areas.

Medikra does not position its work as alternative medicine. Rather, it represents a model of multi-targeted, evidence based, and patient centered care grounded in rigorous science and regulatory compliance.

Integrated Botanical Therapeutics Platform

Medikra’s discovery and development platform is established to identify, validate, and advance plant-derived bioactives as potential treatments for chronic and underserved conditions. This platform combines proprietary botanical extraction, analytical standardization, preclinical and clinical development, and structured data generation across multiple therapeutic domains. It integrates scientific innovation with Malaysia and Southeast Asia’s rich botanical heritage. The platform is built to advance high quality botanical drug and food ingredient candidates for both pharmaceutical and nutraceutical indications.

As the platform is designed to support both pharmaceutical and nutraceutical development pathways, it allows Medikra to leverage a single standardized botanical active such as SKF7®, across multiple indications, enabling the efficient expansion of pipeline while maintaining continuity in manufacturing and characterization standards.

Key Features of Platform

●

Proprietary Extraction and Standardization: Utilizes advanced extraction technologies to preserve bioactivity and support batch-to-batch consistency. Each extract is standardized to specific chemical or bioactive markers to support clinical reproducibility.

●	Preclinical and Clinical Development Systems: Employs in vitro and in vivo models to establish mechanistic and therapeutic rationale, followed by clinical development aligned with ICH-GCP and global regulatory requirements.

●	Multi-Omics Integration: Applies transcriptomic, proteomic, and biomarker-guided analyses to generate mechanistic insights and enable data-driven prioritization, repurposing, and validation.

●	AI-Ready Data Structuring: Data organization and structuring from the omics, preclinical and clinical programs to enable future application of advanced artificial intelligence (AI) and computational drug discovery, mechanistic modeling, and precision medicine.

●	Next-Generation Therapeutic Candidates: Advances the development of new compositions, formulations, and delivery approaches derived from lead assets. These programs are guided by preclinical evidence and data from ongoing development to expand into new therapeutic indications and enhance differentiation, intellectual property, and clinical value.

●	Access to Biodiversity: Through our Malaysia-based operations, we leverage strategic access to Malaysia and Southeast Asia’s rich biodiversity to systematically and sustainably explore underutilized medicinal flora for the continuous discovery and development of novel therapeutic candidates.

This platform is designed to bridge traditional botanical knowledge with modern biomedical science, regulatory pathways, and commercial scalability to support the development of safe, sustainable, and impactful healthcare solutions.

Mission

Medikra’s mission is to develop pharmaceutical grade botanical therapeutics that are safe, evidence based, and responsive to the cultural and clinical needs of diverse patient populations. The Company focuses on advancing treatments for metabolic, inflammatory, oncological, and women’s health disorders where conventional options may be inadequate or poorly tolerated. By leveraging bioactive compounds and modern translational science, Medikra aims to expand therapeutic choices, improve patient outcomes, and support more holistic and accessible care models globally.

Lead Program: SKF7®

Overview and Development

SKF7® is our lead clinical candidate, a patented therapeutic derived from Labisia pumila, a medicinal plant indigenous to Malaysia. It is protected by a robust portfolio of granted and pending patents covering composition, formulation, and therapeutic applications across key jurisdictions including Malaysia, the United States, Germany, and South Korea. SKF7® is a proprietary, standardized extract characterized through extensive pharmacokinetic, pharmacodynamic, and multi-omics analyses.

SKF7® has been evaluated through a comprehensive development program that includes two completed multicenter, randomized, controlled Phase II trials and a human pharmacokinetic (PK) study. The first clinical trial (NCT05851599), conducted in Malaysia, was a dose-ranging, double-blind, placebo-controlled Phase II study performed under ICH-GCP compliant oversight without standardized lifestyle or behavioral interventions. The trial assessed multiple active arms to evaluate safety, tolerability, and dose-responsive changes in predefined anthropometric endpoints, including waist circumference, waist-to-height ratio, body mass index (BMI), and body weight. These endpoints were selected for their regulatory relevance and based on global consensus identifying abdominal obesity as a primary cardiometabolic risk factor. Statistically significant improvements were observed in several measures, particularly in the higher-dose arms. The complete study findings were published in Diabetes, Obesity and Metabolism (2023), a peer-reviewed medical journal providing detailed reporting on the study’s design, methodology, and outcomes.

To complement the anthropometric outcomes, the development program also includes ongoing exploratory molecular studies currently in progress. These analyses utilize an aptamer-based high-throughput proteomic platform to profile obesity-related proteins involved in pathways such as adipokine signaling, inflammation, insulin sensitivity, and metabolic regulation. Several differentially expressed proteins are planned for validation by ELISA upon completion of the aptamer analysis. These studies are conducted on blood plasma samples obtained from the Malaysia clinical cohorts, supporting a coherent interpretation of clinical outcomes alongside emerging mechanistic insights. Additional molecular investigations remain underway and are expected to contribute to future regulatory submissions and data packages.

A second multicenter Phase II trial (NCT04557267), sponsored by Medikra and conducted independently in Indonesia under ICH-GCP compliant oversight was performed without standardized lifestyle or behavioral interventions and evaluated an alternative dosing range in a comparable at-risk population. Results from this study further supported the favorable safety profile of SKF7® and informed formulation refinement and dosage regimen selection for future pivotal trials.

A dedicated human pharmacokinetic study has been completed in India to characterize the absorption, distribution, metabolism, and elimination (ADME) profile of SKF7® in healthy volunteers. The results contributed to dose selection and formulation optimization in preparation for late-phase clinical development, demonstrating favorable pharmacokinetic characteristics supportive of oral administration.

SKF7® is currently being developed for the treatment of abdominal obesity and metabolic syndrome. Subject to further clinical validation, potential future indications include polycystic ovary syndrome (PCOS), menopause, hormone-sensitive malignancies, neuroinflammatory conditions, and gut microbiome-associated metabolic disorders. These additional indications are exploratory and contingent upon further clinical and regulatory evaluation.

Preclinical Development

The preclinical development program for SKF7®, a patented standardized aqueous ethanolic extract of Labisia pumila, comprises safety, pharmacokinetic, and efficacy studies conducted in compliance with OECD Good Laboratory Practice (GLP), U.S. FDA Code of Federal Regulations (CFR) Title 21, and International Council for Harmonisation (ICH) guidelines. These studies were performed in Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC)–accredited facilities in Malaysia and India. The Company is not conducting animal studies in the United States at this time.

Safety studies included bacterial reverse mutation (Ames) tests, chromosomal aberration and micronucleus assays, acute oral toxicity evaluations, and repeated-dose toxicity in vivo studies. Preclinical cardiovascular safety was also evaluated in telemetry-instrumented in vivo models. No adverse safety signals were observed. These results have been submitted to the U.S. FDA as part of a New Dietary Ingredient (NDI) notification, to the European Food Safety Authority (EFSA) for Novel Food authorization, and to other relevant regulatory bodies, as well as incorporated into the human clinical trial submissions in Malaysia, Indonesia, and India.

Pharmacokinetic studies following single and repeated oral administration in animal models established oral bioavailability, systemic exposure, and tolerability across multiple dose levels.

Efficacy studies, encompassing both in vitro and in vivo models, demonstrated pharmacological activity across metabolic, endocrine, inflammatory, and oncology-relevant pathways. In diet-induced obese rats, SKF7® improved body weight, lipid metabolism, and glucose regulation. Additional studies investigated potential benefits in models of Type 2 diabetes, menopause-associated metabolic dysfunction, inflammation, and viral infection.

In oncology, SKF7® showed bioactivity in preclinical models of breast and cervical cancer, supporting further investigation in inflammation-driven cancer pathways. The extract also demonstrated activity in models assessing intestinal integrity and systemic inflammation, with evidence suggesting gut barrier protection through modulation of tight junction protein expression and inflammatory mediators. Certain studies also indicated effects on nitric oxide (NO) signaling, highlighting potential cross-talk between vascular and metabolic homeostasis.

Collectively, these findings support the continued clinical development of SKF7® for metabolic, non-hormonal women’s health–relevant endocrine, and oncology-related indications.

Clinical Development

As of July 31, 2025, the Company has initiated or completed a number of clinical studies sponsored by Medikra. All studies were conducted in adult populations, included both female and male participants, and were carried out under approved clinical protocols reviewed and authorized by the respective national regulatory authorities. In Malaysia, our clinical trials are reviewed and approved under the Ministry of Health through the Medical Research and Ethics Committee (MREC), the National Committee for Research and Development of Herbal Medicine (NRDHM), and the National Pharmaceutical Regulatory Agency (NPRA). These frameworks incorporate the ASEAN Common Technical Dossier (ACTD) and Common Technical Requirements (ACTR), the Malaysian Drug Registration Guidance Document (DRGD), and local GMP and GCP standards, and are aligned with ICH, OECD, PIC/S, and WHO guidelines. Equivalent frameworks apply in Indonesia and India, ensuring regulatory consistency across our programs.

● Phase I/Pharmacokinetic Study (India)

A dedicated human pharmacokinetic (PK) and safety assessment (N=12, adult male and female) conducted in healthy volunteers under fed conditions, supervised by a CDSCO-registered clinical research organization (CRO), in compliance with India’s New Drugs and Clinical Trials Rules, 2019, ICMR ethical standards, and ICH GCP. Participants received a single oral dose of SKF7® at 1,500 mg (eight 187.5 mg capsules). SKF7® was well tolerated with no serious adverse events reported. This study characterized the absorption, distribution, metabolism, and elimination (ADME) profile of SKF7®, providing essential insights to inform dose selection and formulation optimization for subsequent late-phase clinical development.

● Phase II (Indonesia, 3 months, ClinicalTrials.gov Identifier: NCT04557267)

A multicenter, randomized, placebo-controlled Phase II trial (N=120), independently designed to evaluate a higher dose range of SKF7® with Group A at 750 mg/day, Group B at 1,125 mg/day, and Group C at 1,500 mg/day compared to placebo (Group D), conducted over a 3-month period in a comparable at-risk adult population (male and female) without standardized lifestyle or behavioral interventions. SKF7® was well tolerated with no serious adverse events observed. Findings from this trial further reinforced the safety profile of SKF7® and provided critical insights for formulation refinement and dosage regimen optimization, guiding subsequent pivotal trials.

● Phase II (Malaysia, 4 months, ClinicalTrials.gov Identifier: NCT05851599)

A multicenter, double-blind, placebo-controlled, randomized Phase II trial (N=133), sponsored by Medika Natura and conducted under strict ICH-GCP oversight, without standardized lifestyle or behavioral interventions. This dose-ranging study evaluated Group A at 357 mg/day, Group B at 562.5 mg/day, and Group C at 750 mg/day compared to placebo (Group D). It assessed safety, tolerability, and dose-dependent effects on anthropometric endpoints, including percentage changes in body weight (BW), body mass index (BMI), waist circumference (WC), and waist-to-height ratio (WHtR). All participants were adults (male and female) as per protocol approved by the respective regulatory bodies.

Results demonstrated statistically significant reductions in the SKF7® 750 mg group versus placebo after 4 months:

●	BW: −2.915% (95% CI: −4.546, −1.285; p < 0.001)

●	BMI: −2.921% (95% CI: −4.551, −1.291; p < 0.001)

●	WC: −2.187% (95% CI: −3.784, −0.589; p = 0.007)

●	WHtR: −2.294% (95% CI: −3.908, −0.681; p = 0.005)

Incremental reductions in WC and WHtR correlated consistently with increased daily SKF7® doses from 375 mg to 750 mg, highlighting a dose-dependent reduction in abdominal obesity. Effect sizes were stronger for WC (f² = 0.11) and WHtR (f² = 0.13) compared to BW and BMI, underscoring SKF7®’s preferential effect on central adiposity.

Comprehensive trial results were published in the peer-reviewed journal Diabetes, Obesity and Metabolism (Swarna Nantha Y, Vijayasingham S, Adam NL, Vengadasalam P, Ismail M, Ali N, Chang LC, Ling LYL, Tee TT, Cheah YH. Labisia pumila standardized extract (SKF7®) reduces percentage of waist circumference and waist-to-height ratio in individuals with obesity. Diabetes Obes Metab. 2023 Nov;25(11):3298-3306. doi: 10.1111/dom.15229. Epub 2023 Aug 8. PMID: 37551550.). Concurrently, exploratory analyses of blood plasma samples using enzyme-linked immunosorbent assay (ELISA) and aptamer-based proteomic profiling are ongoing to identify molecular correlates of treatment response, with completion anticipated by the end of 2025.

Phase II/III (Planned)

The Company expects to initiate a multicenter, double-blind, placebo-controlled Phase II/III clinical trial in Malaysia and the United States to evaluate the efficacy, safety, and tolerability of SKF7® in adults with metabolic indications, specifically abdominal obesity and Type 2 diabetes. A Phase II/III design combines the objectives of a traditional Phase II trial (dose-finding, extended safety, preliminary efficacy) with those of a Phase III trial (confirmatory efficacy in larger populations), thereby potentially accelerating the path to pivotal data while maintaining regulatory rigor.

The trial is planned to be conducted under the U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) framework and the National Pharmaceutical Regulatory Agency (NPRA) of Malaysia, in compliance with applicable regulatory requirements and in accordance with International Council for Harmonisation Good Clinical Practice (ICH-GCP) guidelines.

In addition, the Company may pursue exploratory indication-specific trials in polycystic ovary syndrome (PCOS), menopause-related metabolic dysregulation, and oncology, with the objective of potentially broadening the therapeutic applications of SKF7® across multiple disease areas.

Mechanisms of Action

SKF7® is a polyphenol-rich botanical extract derived from Labisia pumila, developed as a pharmaceutical-grade active ingredient. Its therapeutic effects are mediated by multiple complementary mechanisms validated in in vitro, in vivo, and human clinical studies. Several of these mechanisms are the subject of granted and pending patent claims in the United States, Malaysia, and other jurisdictions.

The following mechanisms are supported by published data, peer-reviewed literature, and regulatory filings, and include pathways disclosed in Malaysian Patent No. MY-193591-A, U.S. Patent No. 12,403,166, titled “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to be issued on September 2, 2025, and corresponding international applications pending in Malaysia, Europe (Germany), and South Korea. In addition, U.S. Patent Application No. 19/220,442, filed May 28, 2025, remains pending as a divisional of U.S. Patent Application No. 17/961,940 (for which a Notice of Allowance was issued on July 8, 2020):

●	Reduction of pro-inflammatory cytokines, including tumor necrosis factor-alpha (TNF-α), interleukin-1 beta (IL-1β), and interleukin-6 (IL-6), demonstrated in both diet-induced obesity and estrogen-deficient rodent models. This anti-inflammatory activity supports improvements in immune regulation and metabolic homeostasis.

●	Improvement in insulin sensitivity and glycemic control, supported by reductions in fasting blood glucose and HbA1c in streptozotocin-induced diabetic rats. These effects reflect systemic metabolic modulation and remain under continued investigation in ongoing clinical trials.

●	Modulation of lipid metabolism, with observed reductions in total cholesterol, low-density lipoprotein (LDL), and triglycerides, and increases in high-density lipoprotein (HDL) in preclinical models. These findings support the extract’s role in cardiometabolic risk reduction.

●	Reduction in waist circumference and waist-to-height ratio, as demonstrated in two Phase 2 randomized controlled trials. These anthropometric outcomes serve as validated clinical markers of abdominal adiposity and are correlated with improvements in visceral fat mass and metabolic risk.

●	Antioxidant effects observed through reductions in malondialdehyde (MDA) levels and normalization of reduced glutathione (GSH) in oxidative stress models. These outcomes support systemic antioxidant activity, particularly in estrogen-deficient and obese states.

●	Modulation of appetite-regulating hormones, particularly ghrelin, as observed in diet-induced obesity models. This mechanism may contribute to appetite suppression and reduced compensatory hunger responses during weight loss.

●	Attenuation of Toll-like receptor 4 (TLR4)-mediated inflammatory signaling, demonstrated in in vitro assays using LPS-stimulated macrophage cells. This includes downregulation of the TLR4–MyD88–NF-κB pathway, consistent with mechanisms described in published in vitro studies investigating viral inflammatory responses.

SKF7® acts through a polypharmacologic mechanism consistent with its standardized multi-compound botanical composition. The mechanisms listed above are substantiated by completed laboratory and clinical studies and are aligned with regulatory expectations for botanical drug development under frameworks established by the U.S. Food and Drug Administration (FDA), the European Food Safety Authority (EFSA), and Malaysia’s National Pharmaceutical Regulatory Agency (NPRA).

This integrated biological profile supports SKF7® as a differentiated botanical therapeutic targeting interconnected metabolic and inflammatory pathways, with a favorable safety and tolerability profile across preclinical and clinical studies. However, the mechanistic findings described above are based on preclinical models and limited Phase 2 clinical trials. No assurance can be given that these mechanisms will translate into therapeutic benefit in broader or more diverse patient populations. Further confirmatory studies, including late-stage randomized controlled trials, are required to establish clinical efficacy and safety in alignment with regulatory approval standards.

We believe that this integrated biological profile may support SKF7® as a differentiated botanical therapeutic targeting interconnected metabolic and inflammatory pathways, with a favorable safety and tolerability profile across preclinical and clinical studies.

Clinical Differentiation Versus Existing Therapies

Recent advances in obesity pharmacotherapy, including GLP-1 receptor agonists such as semaglutide and lipase inhibitors such as orlistat, have demonstrated clinical efficacy in weight reduction. However, these therapies may be associated with limitations including high cost, gastrointestinal adverse effects, loss of lean body mass, rebound weight gain upon treatment discontinuation, and challenges with long-term adherence. Based on currently available preclinical and clinical data, we believe SKF7® offers a differentiated clinical profile characterized by a nonhormonal, multitarget mechanism of action and a favorable safety and tolerability profile.

In a randomized, double-blind, placebo-controlled, multicenter Phase 2 trial (NCT05851599) conducted in Malaysia from January 2020 to April 2021 without lifestyle or behavioral interventions, daily administration of SKF7® over a four-month period resulted in statistically significant improvements compared to placebo in key anthropometric endpoints, including:

Results demonstrated statistically significant reductions in the SKF7® 750 mg group versus placebo after 4 months:

●	BW: −2.915% (95% CI: −4.546, −1.285; p < 0.001)

●	BMI: −2.921% (95% CI: −4.551, −1.291; p < 0.001)

●	WC: −2.187% (95% CI: −3.784, −0.589; p = 0.007)

●	WHtR: −2.294% (95% CI: −3.908, −0.681; p = 0.005)

Comprehensive trial results were published in the peer-reviewed journal Diabetes, Obesity and Metabolism (Swarna Nantha Y, Vijayasingham S, Adam NL, Vengadasalam P, Ismail M, Ali N, Chang LC, Ling LYL, Tee TT, Cheah YH. Labisia pumila standardized extract (SKF7®) reduces percentage of waist circumference and waist-to-height ratio in individuals with obesity. Diabetes Obes Metab. 2023 Nov;25(11):3298-3306. doi: 10.1111/dom.15229. Epub 2023 Aug 8. PMID: 37551550.). Concurrently, exploratory analyses of blood plasma samples using enzyme-linked immunosorbent assay (ELISA) and aptamer-based proteomic profiling are ongoing to identify molecular correlates of treatment response, with completion anticipated by the end of 2025.

The observed reductions in waist circumference and waist-to-height ratio were dose-dependent and demonstrated greater effect sizes relative to changes in body weight and BMI, suggesting a more targeted effect on abdominal adiposity or visceral fat, a major contributor to cardiometabolic risks. These outcomes were achieved without implementation of standardized lifestyle or dietary interventions, supporting the intrinsic metabolic activity of SKF7®

Completed preclinical and clinical studies of SKF7® have reported:

●	An absence of treatment-related serious adverse events or drug-related discontinuations

●	Mechanistic pathways that include modulation of ghrelin

●	A multitarget mode of action potentially suitable for hormonally sensitive populations relative to appetite suppressants or synthetic agents

Based on these characteristics, SKF7® may be particularly relevant for individuals who:

●	Require alternatives to therapies associated with gastrointestinal intolerance or poor tolerability

●	Are affected by sarcopenia or metabolic frailty where preservation of muscle mass is critical

●	Are perimenopausal or otherwise sensitive to hormonal fluctuations

●	Prefer oral, noninvasive treatment modalities

●	Have cultural or physiological preferences to avoid synthetic pharmacotherapies

Alignment with Evolving Diagnostic Frameworks

The Lancet Diabetes & Endocrinology Commission has recently proposed an updated framework redefining obesity as a spectrum encompassing both preclinical and clinical stages. This paradigm shifts away from exclusive reliance on body mass index (BMI) and incorporates additional anthropometric measures such as waist circumference and waist-to-height ratio, as well as imaging techniques including dual-energy X-ray absorptiometry (DEXA) and bioelectrical impedance analysis. These assessments provide enhanced precision in evaluating fat distribution and cardiometabolic risk, which is particularly relevant for Asian populations, where visceral adiposity may occur at lower BMI thresholds (Rubino F, Cummings DE, Eckel RH, et al. Lancet Diabetes Endocrinol. 2025;13(3):221–262. doi:10.1016/S2213-8587(24)00316-4).

SKF7®’s clinical endpoints, notably waist circumference and waist-to-height ratio, align directly with this modern diagnostic framework and may support earlier intervention in at-risk individuals prior to the onset of full clinical obesity.

Regulatory and Preclinical and Clinical Studies

SKF7®’s application to the U.S. Food and Drug Administration (FDA) as New Dietary Ingredient (NDI) Notification No. 1250 was accepted on June 2, 2022, under 21 U.S.C. § 350b(a)(2) and 21 CFR Part 190.6. The FDA accepted the filing of SKF7® as a standardized aqueous ethanolic extract of Labisia pumila, intended for use as a bulk dietary ingredient with a recommended maximum intake of 750 mg per day. SKF7® is not intended for use in pregnant or lactating women or in individuals under 18 years of age. While FDA’s acceptance represents procedural acknowledgment and does not constitute an explicit safety endorsement, this notification permits the legal marketing of SKF7® as a dietary supplement under U.S. federal law.

The Company notes that NDIN master files cannot be referenced in support of other products without the Company’s written authorization. Although this framework does not confer formal regulatory exclusivity, it provides a measure of protection by creating a barrier to entry for potential competitors who might otherwise seek to rely on the Company’s NDI dossier.

The United States Patent and Trademark Office (USPTO) has granted and scheduled the issuance of U.S. Patent No. 12,403,166, titled “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to Medika Natura Sdn Bhd, with an official issue date of September 2, 2025. In addition, a divisional application (U.S. Application No. 19/220,442), filed on May 28, 2025, remains under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance was issued on July 8, 2020. We believe, that, together, these patents provide composition of matter and formulation protection for SKF7®, our proprietary standardized extract, and represent a significant strengthening of our intellectual property portfolio in the United States.

In Malaysia, Patent No. MY-193591-A was granted on October 19, 2022, covering the composition of matter and therapeutic applications of our standardized Labisia pumila extract in obesity, metabolic dysfunction, and inflammation-related conditions. A second Malaysian filing was subsequently made, corresponding to the same family of applications pursued in the European Union (Germany) and South Korea, and aligned with the portfolio that is scheduled to mature into the U.S. issuance of Patent No. 12,403,166. We believe, that, collectively, these patents reinforce our position by providing both composition of matter and therapeutic use protection across key jurisdictions.

In the European Union, SKF7® was approved as a novel food under Commission Implementing Regulation (EU) 2023/972, pursuant to Article 12(1) of Regulation (EU) 2015/2283. This regulation confers exclusive marketing rights to Medika Natura Sdn. Bhd. for five years commencing June 6, 2023, based on proprietary pharmacokinetic, genotoxicity, and toxicology data protected under Articles 2 and 3 of the regulation. No third party may use or reference the submitted scientific dossier without the prior written authorization of Medika Natura.

An EFSA scientific opinion (EFSA Journal 2022;20(11):7611) concluded that SKF7® is safe for adult use, excluding pregnant and lactating women, at a maximum dosage of 350 mg per day in food supplements.

SKF7® has received all requisite regulatory approvals and ethical clearances for clinical trials in Malaysia, Indonesia, and India. These approvals have been granted by the respective national regulatory authorities and independent ethics committees, ensuring that clinical investigations comply with internationally recognized standards for human research.

The preclinical and clinical development program for SKF7® is conducted in accordance with internationally recognized regulatory and ethical standards. Key components of the program include:

●	Toxicology and pharmacokinetic studies conducted under OECD Principles of Good Laboratory Practice (GLP)

●	Efficacy studies in disease models relevant to obesity, type 2 diabetes, inflammation, hormonal imbalance, and oncology

●	Protocols and procedures compliant with:

o	OECD Principles of GLP

o	Title 21 of the U.S. Code of Federal Regulations (CFR 21)

o	AAALAC International standards for animal research with all preclinical animal studies performed in accredited facilities outside the United States (Malaysia and India)

o	International Council for Harmonisation (ICH) guidelines, including ICH Good Clinical Practice (GCP)

This dual regulatory acceptance, supported by a globally compliant safety dossier and region-specific exclusivity protections, strategically positions SKF7® for differentiated market entry within both the nutraceutical and pharmaceutical sectors.

SKF7® has been evaluated in preclinical models of obesity, type 2 diabetes, inflammation, hormonal imbalance, and oncology. These studies support both nutraceutical and pharmaceutical development pathways and constitute the foundation for ongoing international regulatory submissions.

The statements regarding SKF7®’s safety and efficacy are based on preclinical data and limited Phase 2 clinical trial results. While we believe these data demonstrate SKF7®’s potential for the treatment of obesity and related metabolic conditions, there can be no assurance that future clinical trials will confirm these findings or result in regulatory approval or commercial success. Forward-looking statements are subject to risks and uncertainties detailed in the Risk Factors section of this prospectus.

Global Regulatory Status

We are advancing a dual-track regulatory strategy to support the commercialization of SKF7 across both nutraceutical and pharmaceutical pathways in key jurisdictions. Our approach leverages existing regulatory approvals for dietary supplement use while progressing toward pharmaceutical development in alignment with internationally recognized regulatory frameworks. The table below summarizes the current status of our regulatory activities by region:

Region	Nutraceutical Regulatory Status	Pharmaceutical Regulatory Status
United States	New Dietary Ingredient (NDI) Notification No. 1250 accepted by the U.S. FDA on June 2, 2022; commercialization planned for 2026	Pre-IND preparation underway; multinational Phase 2/3 clinical trial under development
Malaysia	Registered with NPRA for nutraceutical use; Modern Claim submission initiated	Therapeutic Phase 2/3 trial in preparation, aligned with U.S. IND strategy
European Union	Approved as a Novel Food under Commission Implementing Regulation (EU) 2023/972; product registration ongoing in Germany	EMA scientific engagement is currently under internal review.
South Korea	Health Functional Food registration in progress with the Ministry of Food and Drug Safety (MFDS)	Pharmaceutical regulatory pathway not initiated at this stage
Saudi Arabia	Classified as a food supplement by SFDA (Decision No. PCS-CP-20254-0748)	Pharmaceutical regulatory pathway not initiated at this stage

This dual-pathway approach allows us to build early market presence through nutraceutical sales while concurrently pursuing clinical development for pharmaceutical indications. Our strategy is designed to enable market access, risk mitigation, and value creation across both regulatory categories.

Other Assets

In addition to SKF7®, we are advancing a pipeline of additional candidates that leverage our platform capabilities in botanical drug development. These include:

●	KPH1™ – A standardized extract derived from Kaempferia parviflora, targeting age-associated cardiovascular decline and sarcopenia. Preclinical studies include a 90-day GLP-compliant oral toxicity study demonstrating a favorable safety profile, and single-nucleus RNA sequencing (snRNA-seq) analyses supporting vascular and muscle-related gene expression modulation. This asset is approved and commercially available in Malaysia as a nutraceutical under the brand name Pervira® (MAL23036144TC), with preparations underway for regulatory submission and market entry in additional jurisdictions.

●	MKS-5® – A formulation based on Orthosiphon stamineus, targeting for the management of rheumatoid arthritis and inflammation-related joint conditions. This product is also approved and commercially available in Malaysia as a nutraceutical under the brand name Starpril® (MAL25046106TC), with expansion planned to other select markets.

●	Next-Generation Therepeutic Candidates – Advances the development of new compositions, formulations, and delivery approaches derived from lead assets. These programs are guided by preclinical evidence and data from ongoing development to expand into new therapeutic indications and enhance differentiation, intellectual property, and clinical value.

PlantBio Center and Cultivation Area : Precision Cultivation of High-Value Medicinal Plants

The PlantBio Center is Medikra’s facility that is being designed for the genetic, agronomic, and phytochemical optimization of high-value medicinal plants used across its nutraceutical and therapeutic pipeline. Purpose-built to support pharmaceutical-grade botanical development, the center integrates Good Agricultural and Collection Practices (GACP/GAP) with advanced plant biotechnology, molecular analytics, and agro-innovation to ensure consistency, quality, and sustainability from seed to active compound.

Core capabilities include plant phenotype–genotype correlation studies, plant fingerprinting, chemotypic profiling, and elite varietal selection to enhance yield, bioactive density, and environmental resilience. Through targeted propagation, clonal selection, and micropropagation, the center supports the development of high-performance botanical lines with consistent therapeutic signatures.

Medikra is currently in advanced discussions with strategic partners to develop a cultivation area of approximately 300 acres, with planned progressive expansion to a total of 1,000 acres. Standardized harvest windows and post-harvest protocols ensure bioactive reproducibility and full traceability across batches. This vertically integrated cultivation model supports global regulatory readiness and secures a stable, compliant raw material supply for both nutraceutical and pharmaceutical-grade applications.

Manufacturing and Quality Control

Manufacturing (Extraction and Finished Product Capabilities)

We do not currently own or operate facilities for the commercial manufacture of our finished products. Final product manufacturing is carried out by third-party contract manufacturing organizations (CMOs) that are certified under Good Manufacturing Practice (GMP) standards, including Pharmaceutical Inspection Co-operation Scheme (PIC/S) compliance. These partners operate under our quality management oversight to ensure consistency, scalability, and regulatory compliance. While we maintain long-standing relationships with our manufacturing partners, we are not contractually obligated to exclusively use any specific manufacturer or supplier.

For the extraction and production of our active pharmaceutical ingredients (APIs), NDI ingredients and standardized botanical extracts, including SKF7 and other pipeline assets, we currently utilize the extraction facilities of strategic partners. These operations are conducted using our proprietary and patented extraction methods. Our internal technical team retains full end-to-end control over the development and production process, including raw material sourcing, production of botanical extracts, formulation, packaging, and compliance documentation. All API production is conducted in accordance with applicable regulatory and quality standards.

To support future scalability, Medikra Inc., through its subsidiary, plans to establish a dedicated, state-of-the-art extraction facility to produce nutraceutical and pharmaceutical-grade botanical extracts. The facility is being designed as a modular and progressively scalable operation, incorporating advanced extraction technologies aimed at preserving the bioactivity and therapeutic integrity of plant-derived compounds. When fully operational, the facility is expected to achieve an annual raw material processing capacity of up to 250 metric tonnes. The facility will include integrated laboratories for quality control and research and development to support comprehensive testing of raw materials, in-process samples, and finished products, while also enabling continued product innovation.

The facility is expected to comply with relevant national and international standards, including Malaysia’s Guidelines for Good Manufacturing Practice (GMP), Halal certification requirements, and regulatory frameworks issued by the National Pharmaceutical Regulatory Agency (NPRA), the U.S. Food and Drug Administration (FDA) Guidance for Botanical Drug Development, and applicable European Union regulations for plant-based medicinal products.

All nutraceutical and pharmaceutical-grade products are currently manufactured in facilities certified under applicable GMP standards and Halal pharmaceutical certification schemes. These products are manufactured in accordance with local healthcare product registration guidelines and are subject to oversight through our internal quality systems.

Quality Control

We maintain rigorous quality control protocols across all aspects of our product development and manufacturing processes. Key elements of our quality assurance program include:

●	Batch-to-batch standardization using validated analytical platforms such as high-performance liquid chromatography (HPLC)

●	Quantification of bioactive or analytical markers (e.g., gallic acid ≥2% in SKF7®)

●	Compliance with applicable regulatory requirements, including NPRA’s Drug Registration Guidance Document, US FDA CFR21, GMP PIC/S, MS2424: Halal Pharmaceutical standards

●	Use of regulatory-accepted pharmaceutical excipients

●	Finished product testing, including stability assessments and analytical validations

Dual-Path Commercialization Strategy

We pursue a dual-path commercialization strategy that advances both nutraceutical and pharmaceutical development programs in parallel. This approach enables near-term revenue generation through functionally positioned health products, while supporting long-term pharmaceutical development through formal regulatory pathways. The strategy is underpinned by a shared scientific and clinical infrastructure and enables synergistic use of nonclinical and clinical data across both domains.

Nutraceutical Pathway: Functional Health and Market Entry

Through our wholly owned subsidiary, Medika Natura, we have launched or are actively commercializing a portfolio of standardized botanical products positioned as nutraceuticals. These include:

●	Labeesity SKF7® (SKF7®), which supports functional metabolic health and healthy body composition

●	Pervira® (KPH1™), which supports cardiovascular function, vitality, and energy in aging populations

●	Starpril® (MKS5®), which supports joint comfort and uric acid balance

These products are manufactured in facilities certified under applicable Good Manufacturing Practice (GMP) and Halal pharmaceutical standards. Regulatory approvals have been obtained in Malaysia for all three products. Labeesity (SKF7®) has also received classification approval in Saudi Arabia. Registration processes for Pervira® and Starpril® are currently ongoing in Saudi Arabia and Germany. Labeesity (SKF7®) is also undergoing registration in South Korea and Germany. A commercial rollout of Labeesity (SKF7®) in the United States is planned for 2026 under the U.S. FDA New Dietary Ingredient (NDI) framework. Additional regulatory submissions are planned across select Southeast Asian countries, the European Union, and the Gulf Cooperation Council (GCC) region.

We are pursuing nutraceutical commercialization of SKF7®, Pervira®, Starpril®, and other proprietary botanical formulations as part of a dual-track strategy designed to enable early market access, increase brand visibility, and gather real-world safety and tolerability data. Subject to timely regulatory approvals across target jurisdictions, these products are intended to address a range of unmet needs in metabolic, inflammatory, endocrine, and aging-related health conditions.

While nutraceutical commercialization is distinct from pharmaceutical drug development, we believe the resulting observational data on consumer usage, safety, and product performance may provide valuable directional insights to support future clinical development and regulatory planning. These activities may also strengthen our engagement with healthcare stakeholders, regulators, and potential commercial partners by demonstrating early market demand, cultural alignment, and product tolerability across diverse populations.

We believe this integrated commercialization approach may reduce development risks associated with our pharmaceutical programs and inform long-term strategies across both regulated categories.

Pharmaceutical Pathway: Clinical Development and Regulatory Advancement

We are advancing SKF7® through a pharmaceutical development pathway with the goal of addressing significant unmet medical needs in metabolic-endocrine and women’s health indications. To date, SKF7® has successfully completed two randomized, placebo-controlled Phase II clinical trials conducted outside the United States, in Malaysia and Indonesia, each designed and executed in accordance with International Council for Harmonisation (ICH) Good Clinical Practice (GCP) guidelines. These trials generated important safety, tolerability, and preliminary efficacy data in populations affected by overweight and abdominal obesity. In addition, a dedicated human pharmacokinetic and safety study was conducted in India under regulatory oversight, providing absorption, distribution, metabolism, and elimination (ADME) data essential for dose optimization in later-stage clinical development.

Our clinical development program is complemented by a comprehensive nonclinical package, including toxicology, pharmacokinetics, and efficacy studies performed in accordance with Organization for Economic Co-operation and Development (OECD) Principles of Good Laboratory Practice (GLP) and relevant international regulatory frameworks. These studies were conducted to meet the stringent requirements of regulatory agencies worldwide and support the safety and mechanism of action profile of SKF7®.

We plan to initiate a pivotal multicenter, double-blind, placebo-controlled Phase II/III clinical trial in Malaysia and the United States to evaluate the efficacy, safety, and tolerability of SKF7® in metabolic indications, specifically targeting abdominal obesity and type 2 diabetes mellitus. This trial will be designed in compliance with regulatory standards set forth by the U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) application process, as well as Malaysia’s National Pharmaceutical Regulatory Agency (NPRA), and will be conducted in adherence to ICH GCP guidelines. Our ongoing regulatory engagement with the U.S. FDA, facilitated by experienced regulatory consultants, includes preparations for a pre-IND meeting under the FDA’s Botanical Drug Development guidance, aimed at aligning clinical trial design and endpoints with regulatory expectations to support a future marketing authorization application.

In parallel, we are planning exploratory clinical trials to investigate the potential application of SKF7® in additional indications, including polycystic ovary syndrome (PCOS), menopause-associated metabolic dysfunction, and certain oncology-related conditions. These studies are in early stages of development and are intended to broaden the therapeutic scope of SKF7®.

Furthermore, we are progressing the clinical development of KPH1™, a second pharmaceutical candidate derived from Kaempferia parviflora, which targets ischemic heart disease, sarcopenia, and endothelial dysfunction. KPH1™ has completed extensive preclinical investigations, including single-nuclei RNA sequencing (snRNA-seq), bulk RNA sequencing, and small RNA sequencing studies conducted in vivo. Ongoing bioinformatics analyses aim to elucidate the molecular mechanisms of action and identify relevant biomarkers, thereby supporting the selection of optimal clinical indications and informing clinical trial design.

Complementing these efforts, blood plasma samples collected from 132 subjects enrolled in the Malaysian Phase II SKF7® clinical trial are undergoing advanced biomarker profiling using aptamer-based proteomics and enzyme-linked immunosorbent assay (ELISA) platforms. These molecular analyses are expected to provide precision insights into biological responses to SKF7®, facilitating the identification of predictive biomarkers and guiding the design of future indication-specific regulatory submissions.

While we believe that these comprehensive development activities establish a strong scientific foundation for the global pharmaceutical advancement of SKF7® and KPH1™, there can be no assurance that ongoing or future clinical trials will demonstrate safety or efficacy sufficient to obtain regulatory approval or achieve commercial success. The development process involves inherent risks and uncertainties, including regulatory delays, clinical trial outcomes, and market acceptance, as more fully described in the “Risk Factors” section of this prospectus.

Aligned Commercial Execution Across Tracks

Medikra Inc, through its wholly owned subsidiary Medika Natura, is advancing a diversified development strategy across consumer health and pharmaceutical segments. This dual-track approach enables the company to leverage scientific and operational synergies while targeting distinct regulatory and commercial pathways.

Pharmaceutical candidates under development include KPH1™ and MKS-5®, both of which are at the preclinical stage. KPH1™ has completed efficacy studies in validated in vivo models of ischemic heart disease and aging-related decline. The program is supported by molecular profiling studies, including single-nuclei RNA sequencing, bulk RNA sequencing, and small RNA sequencing, which aim to elucidate mechanistic pathways and assess target engagement. A 90-day GLP-compliant toxicology study is currently in progress.

The advancement of KPH1™ and MKS-5® will depend on emerging preclinical data, operational readiness, and the timing of engagement with applicable regulatory authorities. All studies are conducted in accordance with internationally accepted standards, including the International Council for Harmonisation guidelines for Good Clinical Practice (ICH GCP) and the Organization for Economic Co-operation and Development principles of Good Laboratory Practice (OECD GLP).

Dual-Track Revenue Strategy

The Company’s business model is designed to support two primary sources of revenue:

●	Near-term revenue from the commercialization of nutraceutical products under the Medika Natura brand in selected regulated jurisdictions

●	Long-term revenue from the development and potential commercialization of prescription drug candidates, including through strategic collaborations and licensing agreements, subject to regulatory approval

This dual-track strategy is intended to enable parallel progress in both consumer and pharmaceutical markets, enhance the potential return on scientific investment, and provide flexibility in capital allocation and risk management across development timelines.

Brand Differentiation and Strategic Strengths

Medikra’s brands are distinguished by their foundation in proprietary, standardized bioactive ingredients supported by rigorous scientific research and clinical validation. Unlike many products in the botanical and nutraceutical markets, Medikra integrates patented bioactive compounds into finished products that meet pharmaceutical-grade quality standards, combining natural origin with pharmaceutical-level rigor.

Key differentiators include:

●	Proprietary Ingredients with Intellectual Property Protection: Each brand is anchored by patented and proprietary botanical extracts exclusively formulated and controlled by Medikra, providing market exclusivity and strong barriers to entry.

●	Evidence-Based Formulations: Product development is supported by comprehensive preclinical research and randomized controlled clinical trials conducted in compliance with internationally recognized standards, including ICH-GCP and GLP, ensuring safety and efficacy.

●	Dual Regulatory Pathways: Medikra’s dual-path commercialization strategy enables near-term market access through nutraceutical products while pursuing long-term pharmaceutical development, thereby broadening market reach and enhancing investment appeal.

●	Manufacturing and Quality Assurance: Products are manufactured in GMP- and Halal-certified facilities with stringent quality control protocols, ensuring consistency, safety, and compliance with regulatory requirements across multiple jurisdictions.

●	Targeted Market Positioning: Medikra’s brands focus on high-demand health areas with unmet needs, including metabolic health, cardiovascular aging, and joint health, enabling effective penetration into growing consumer and clinical markets.

These attributes collectively position Medikra’s brands as premium, scientifically validated offerings, providing a competitive advantage through innovation, quality, and regulatory compliance.

Nutraceutical Commercialization Timeline

(Labeesity SKF7®, Pervira®, Starpril®)

Year	Country / Region	Product(s)	Milestone(s)
2025	Malaysia	Labeesity SKF7®, Pervira®, Starpril®	All products approved by NPRA. Labeesity SKF7® and Pervira® are commercially available via clinics, pharmacies, and direct-to-consumer channels. Starpril® is targeted for Q4 2025 launch.
2026	United States	SKF7® and KPH1™ (ingredient brands)	Go-to-market planned following FDA New Dietary Ingredient (NDI) acknowledgment for SKF7®. KPH1™ submission anticipated. Entry into OTC and nutraceutical channels expected in 2026.
	South Korea	SKF7®	MFDS functional food approval pending. Launch anticipated in 2026 following regulatory acceptance.
	Saudi Arabia	Labeesity SKF7®, Starpril®, Pervira®	SFDA food supplement classification confirmed. Registration for Starpril® and Pervira® in progress. Commercial rollout planned in 2026.
	Germany (EU)	Labeesity SKF7®, Starpril®, Pervira®	EFSA Novel Food approval granted for SKF7®. Product registrations ongoing. Commercial entry targeted for 2026.
2027–2028	Strategic Markets (TBD)	Labeesity SKF7®, Pervira®, Starpril®	Planned regulatory submissions and phased commercial rollout in select high-priority jurisdictions.

Pharmaceutical Development Timeline

(SKF7®, KPH1™, MKS5®)

Year	Country / Region	Product Candidate	Milestone(s)	Development Phase
2022	India	SKF7®	Completed Phase I randomized, double-blind, placebo-controlled clinical trial evaluating pharmacokinetics, safety, and tolerability in healthy adults under fed conditions. Study completed November 16, 2022 (unpublished proprietary data).	Clinical
2022	Malaysia	SKF7®	Completed Phase II randomized, double-blind, placebo-controlled dose-ranging clinical trial in obese adults. Study completed May 9, 2022. Results published in Diabetes, Obesity and Metabolism on August 8, 2023.	Clinical
2022	Indonesia	SKF7®	Completed Phase II randomized, double-blind, placebo-controlled clinical trial in obese adults using an alternate dosing regimen. Study completed May 9, 2022. Data under internal evaluation for integrated analysis and regulatory support.	Clinical
2025–2026	Malaysia, India, Singapore, United States	KPH1™	Preclinical efficacy studies in ischemic heart disease and aging completed. Ongoing 90-day GLP toxicology studies. Molecular profiling completed, including single nuclei RNA-seq, bulk RNA-seq, and small RNA-seq.	Preclinical
2026	Malaysia and United States	SKF7®	Planned initiation of a multicenter, randomized, double-blind, placebo-controlled Phase II/III clinical trial in metabolic disorders, including abdominal obesity, type 2 diabetes, and women’s health (e.g., menopause-related metabolic dysfunction, PCOS). Conducted under FDA IND and ICH-GCP.	Clinical (Planned)
2026–2027	Various	MKS-5®	Preclinical development ongoing. Advancing toward IND-enabling studies focused on inflammatory joint conditions and gout.	Preclinical (Planned)
2027–2028	Malaysia, United States	SKF7®, KPH1™, MKS-5®	Planned late-stage clinical trials and regulatory filings, subject to earlier phase outcomes, ethical approvals, and funding availability.	Clinical (Planned)

Summary of Commercialization and Development Progress

This section summarizes our current commercialization status, product development progress, and integrated platform technologies that support our dual nutraceutical and pharmaceutical business model. It also outlines our strategic positioning and intellectual property portfolio, which collectively form the foundation for our global growth trajectory.

Medikra’s nutraceutical products—Labeesity SKF7®, Pervira®, and Starpril®—are approved in Malaysia and actively marketed through multiple channels, with Starpril® scheduled for commercial launch in late 2025. Regulatory acceptance have been obtained or are in progress in markets including the United States, South Korea, Saudi Arabia, and the European Union, supporting planned market entries through 2027 and beyond. However, timelines for regulatory approvals and commercial launches remain subject to applicable regulatory processes and market conditions.

On the pharmaceutical development front, SKF7® has completed Phase I and Phase II clinical trials in India, Malaysia, and Indonesia, with a pivotal Phase II/III trial planned for 2026 targeting metabolic and women’s health indications. Preclinical development for KPH1™ and MKS5® is ongoing, including molecular profiling and toxicology studies, with plans for clinical advancement contingent on successful outcomes and regulatory approvals. There can be no assurance that these product candidates will receive regulatory approval or achieve commercial success.

Strategic Positioning

Medikra’s standardized botanical drug platform and dual-market commercialization strategy enable the company to capitalize on large and expanding markets. By integrating clinical validation, regulatory approvals, intellectual property protection, and culturally aligned, patient-centric approaches, Medikra establishes a scalable foundation for global growth. The company’s unique capabilities and strategic positioning distinctly differentiate it within the botanical therapeutics and nutraceutical sectors.

●	Dual-Track Commercialization Strategy: Our business model combines near-term nutraceutical revenue generation with longer-term prescription drug development. We leverage shared clinical and preclinical data across FDA, EMA, and other international regulatory frameworks, facilitating parallel market access and real-world evidence generation.

●	Regulatory Achievements and Clear Development Pathway: Our assets have secured regulatory acceptance including FDA New Dietary Ingredient (NDI) status, EFSA Novel Food authorization, and Malaysian NPRA registration. Ethics-approved Phase I/II clinical trials have been completed in India, Indonesia, and Malaysia, with ongoing regulatory submissions across South Korea, Germany, Saudi Arabia, and other strategic jurisdictions.

●	Robust Clinical Validation and Safety Profile: Medikra’s botanical therapeutics have demonstrated efficacy across multiple indications with no serious adverse events reported, supporting a favorable safety and tolerability profile.

●	Proprietary Integrated Discovery Platform: We leverage proprietary botanical extraction technologies combined with multi-omics validation and AI-driven modeling. This platform enables precise compound–target interaction identification, patient stratification, and dose optimization, supporting scalable development of clinically effective botanical therapeutics.

●	Broad and Diversified Clinical Pipeline: Our pipeline is anchored by SKF7® and includes complementary assets targeting obesity, metabolic syndrome, polycystic ovary syndrome (PCOS), menopause, hormone-sensitive cancers, neuroinflammation, cardiovascular health, inflammation, and microbiome modulation.

●

Strong Intellectual Property Portfolio: Medikra’s patent portfolio includes U.S. Patent No. 12,403,166, “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to be issued on September 2, 2025. A related divisional application (U.S. Application No. 19/220,442) remains under examination as a continuation of U.S. Application No. 17/961,940, for which a Notice of Allowance has been issued. Collectively, these patents provide composition of matter and formulation protection for SKF7®, strengthening our U.S. intellectual property position.

In Malaysia, Patent No. MY-193591-A, granted October 19, 2022, covers composition of matter and therapeutic uses in obesity, metabolic dysfunction, and inflammation. A second Malaysian filing was subsequently made, corresponding to the same family of applications pursued in the European Union (Germany) and South Korea, and aligned with the portfolio that is scheduled to mature into the U.S. issuance of Patent No. 12,403,166. Related applications remain pending examination.

●	Multi-Target, Non-Hormonal Bioactive Therapeutics: Our formulations are standardized to bioactive polyphenols, flavonoids, and peptides designed to modulate interconnected metabolic, inflammatory, and endocrine pathways without reliance on hormonal mechanisms.

●	Culturally Aligned, Patient-Centric Market Approach: We focus on Halal-compliant, women-centric, and culturally underserved populations, addressing unmet needs with natural, evidence-based therapeutics.

●	GMP-Compliant, Halal-Certified Manufacturing: All commercial-stage products are manufactured in GMP PIC/S and Halal-certified facilities, ensuring consistent quality, traceability, sustainable sourcing, and scalability.

●	Agile, Data-Driven Commercialization Model: Tailored go-to-market strategies adapt to diverse healthcare systems and consumer behaviors, enabling rapid deployment, real-time feedback integration, and optimized brand positioning.

●	Strategic Partnerships and Ecosystem Engagement: Collaborations with regulatory authorities, academic institutions, clinical investigators, and distribution partners accelerate regulatory approvals, clinical development, and market entry.

●	Integrative Healthcare Orientation: Our botanical therapeutics are developed to complement conventional treatments, enabling personalized, preventive, and integrative care models for complex health conditions.

Integrated Technology and Discovery Platform

Medikra has developed a vertically integrated, pharmaceutical-grade research and development platform for the discovery, validation, and development of botanical therapeutics. This platform combines advanced capabilities in botanical extraction, multi-omics mechanism validation, AI-enabled computational drug discovery, and data integration to support both nutraceutical products and prescription drug candidates across diverse therapeutic areas. These components work synergistically to accelerate the company’s product pipeline in compliance with regulatory standards.

●	Standardized Botanical Extraction: Medikra employs a proprietary extraction process designed to preserve the integrity and bioactivity of plant-derived compounds. Current commercial products utilize fully standardized extracts, while fractionation methods are under development at the laboratory scale for potential future commercialization. The process ensures consistency, traceability, and scalability from clinical to commercial manufacturing, and complies with GMP standards.

●	Advanced Analytical Platforms and Data Integration: The company applies a multi-omics and bioinformatics strategy using high-resolution platforms—including transcriptomics, proteomics, small RNA profiling, and single-nucleus DNA sequencing—to elucidate mechanistic pathways. Large-scale aptamer-based proteomic and ELISA analyses are used to identify biomarkers, monitor safety, and validate pharmacodynamic responses. All data are integrated into a bioinformatics framework supporting regulatory readiness and AI-driven discovery.

●	AI-Ready Data Structuring: Data organization and structuring from the omics, preclinical and clinical programs to enable future application of advanced artificial intelligence (AI) and computational drug discovery, mechanistic modeling, and precision medicine.

●	Pharmacokinetics and Preclinical Validation: In silico findings are validated through lab and in vivo studies. PK/PD studies confirm that key compounds, such as gallic acid from SKF7®, are orally bioavailable with dose-dependent plasma exposure, supporting dose translation from animal models to human clinical settings.

Trademark and Intellectual Property

We rely on an expanding global intellectual property (IP) portfolio to protect our proprietary botanical formulations, extraction technologies, and therapeutic applications. Our trademarks, domain names, and trade secrets are protected by trademark law and confidentiality agreements. We monitor for IP infringement and enforce our rights when necessary.

As of Aug 15, 2025, we hold 10 registered trademarks in Malaysia covering pharmaceutical, cosmetic, scientific, and retail categories. We also maintain a portfolio of 7 patents in Malaysia, the United States, and other global jurisdictions, consisting of granted, allowed, pending examination, and filed applications, related to composition of matter, extraction methods, and therapeutic uses for SKF7®. In addition, we plan to file patent applications in multiple jurisdictions covering composition of matter, extraction methods, and therapeutic uses for SKF7®, KPH1™, and MKS5®, as well as their respective subfractions.

Registered Trademarks (Malaysia)

No.	Trademark	Class(es)	Jurisdiction	Expiry/Renewal Date
1	SKF7	05	Malaysia	2029
2	MKS-5	05	Malaysia	2029
3	STARPRIL	05	Malaysia	2033
4	PERVIRA (word)	05	Malaysia	2033
5	PERVIRA (color)	05	Malaysia	2033
6	MEDIKA NATURA	05	Malaysia	2030
7	MEDIKA NATURA	03	Malaysia	2030
8	MEDIKA NATURA	35	Malaysia	2030
9	MEDIKA NATURA	01	Malaysia	2030
10	MEDIKA NATURA	01, 05, 35, 42	Malaysia	2030

Patents

No.	Product	Jurisdiction	Application / Registration No.	Filing Date	Status
1	SKF7®	Malaysia	MY-193591-A	8 Dec 2015	Granted
2	SKF7®	United States	17/961,940	7 Oct 2022	Issue Date (September 2, 2025)
3	SKF7®	South Korea	10-2024-7018373	31 May 2024	Pending Examination
4	SKF7®	EU (Germany)	22859531.0	15 Dec 2022	Pending Examination
5	SKF7®	Malaysia	PI2021006446	2 Nov 2021	Filed
6	SKF7®	PCT (WIPO)	PCT/MY2022/000010	15 Dec 2022	Filed
7	SKF7®	United States	19/220,442	28 May 2025	Filed (Divisional)

We have not had any material legal action brought against us by third parties alleging infringement of their intellectual property rights, nor have we brought such actions against others. However, disputes may arise from time to time regarding intellectual property rights asserted by third parties.

Insurance

We intend to purchase a range of insurance coverage customary for companies in our industry and stage of development. These policies are expected to include, without limitation:

●	Property damage insurance to cover loss or damage to facilities and equipment;

●	Product liability insurance to protect against potential claims arising from the use of our commercial and clinical products;

Carriage of goods insurance to cover risks during transportation and logistics; and

●	Directors and Officers (D&O) liability insurance to provide coverage for our executive leadership and board members in connection with the responsibilities and risks associated with being a public company.

We expect to finalize and activate these policies prior to the initiation of large-scale product distribution, clinical trial expansion, or public listing. These measures form part of our broader operational risk management strategy.

As of the date of this prospectus, we have not made any material claims on any insurance policy maintained by us from January 1, 2022, through the date of this filing.

Employees

As of August 22, 2025, we had 10 full-time employees as described in the following table:

Function	Number
Management	3
Financial	1
Advisor	1
Production and Product Development	3
Sales and Administrative	2
Total	10

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

We believe that we maintain a good working relationship with our employees and contract workers, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Properties and Facilities

Our principal executive offices are located at Unit No. 1.02, Level No. 1, Tower Block, The Bousteador, No. 10, Jalan PJU 7/6, Mutiara Damansara, Petaling Jaya, 47800 Selangor, Malaysia, where we lease approximately 1,485 square feet of office space for RM8,167.50 per month (equivalent to approximately USD $1,741.00). The term of the lease expires in March 2028.

For our operational activities, we also lease additional office space at 44A&B (1st and 2nd Floor), Jalan Bola Tampar 13/14, Seksyen 13, 40100 Shah Alam, Selangor, Malaysia. We lease approximately 2,860 square feet for RM3,600 per month (equivalent to approximately USD $767.00). The term of this lease runs from May 1, 2025, through April 30, 2027, with a two-year renewal option.

We believe that the premises we currently lease are adequate to meet our immediate and medium-term operational and administrative needs.

*	Remarks: The conversion rate is based on the Bank Negara Malaysia exchange rate as of July 31, 2024, which was RM4.69 to USD $1.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

Regulations Relating to our Nutraceutical Product Portfolio

In Malaysia, the regulation of health supplements, traditional medicines, and natural products falls under the jurisdiction of the National Pharmaceutical Regulatory Agency (NPRA), which operates under the Ministry of Health Malaysia (MOH). These products are regulated under the Control of Drugs and Cosmetics Regulations 1984, pursuant to the Sale of Drugs Act 1952.

Products are classified based on their active ingredients, claims, dosage form, and intended use. Our nutraceutical portfolio is primarily registered under the “Natural Product” category, which includes:

●	Traditional Medicines: Herbal preparations with historical documentation of use and permitted traditional claims (e.g., “traditionally used to relieve flatulence” or “for general health”). These claims must conform to NPRA’s approved list and are not permitted to make disease-specific claims.

●	Health Supplements: Products containing one or more ingredients such as vitamins, minerals, amino acids, or botanicals, intended to supplement the diet and support specific physiological functions or general health. Health supplements may carry “modern claims” that are supported by published scientific literature or clinical data, provided these claims are pre-approved by NPRA.

In 2020, NPRA introduced the “Natural Product with Therapeutic Claims” pathway, which allows products derived from natural ingredients to make disease-related or therapeutic claims, subject to the submission of robust clinical evidence, including human studies. These claims are reviewed under a stricter evidence-based evaluation and are limited to certain non-serious, non-life-threatening conditions.

This regulatory pathway is particularly relevant to our lead compound SKF7®, which has undergone randomized controlled trials and is supported by preclinical toxicology, pharmacokinetics, and biomarker data.

Registered natural products must comply with NPRA requirements regarding:

●	Ingredient safety, including alignment with NPRA’s positive list of approved substances

●	Labeling and health claims (traditional or modern, depending on category)

●	Manufacturing practices, in accordance with Malaysian GMP (PIC/S-compliant)

●	Product stability, toxicity, and where applicable, clinical substantiation

All registered products must receive approval from the Drug Control Authority (DCA), which issues a MAL registration number, signifying legal market authorization.

Our lead products, including Labeesity SKF7®, Pervira®, and Starpril®, have been registered with NPRA in compliance with the above frameworks.

We continue to align our regulatory documentation with NPRA’s evolving standards and are actively monitoring updates pertaining to natural therapeutics, functional foods, and botanical drug evaluation in both domestic and international markets.

Regulation Relating to our Product Candidates

United States (FDA – Botanical Drug & Supplement Guidance)

In the U.S., dietary supplements (including herbal supplements) are regulated under the Dietary Supplement Health and Education Act (DSHEA), which allows marketing without prior FDA approval but restricts disease treatment claims. For botanical products seeking drug status, the FDA established a dedicated Botanical Drug Development Guidance, first issued in 2004 and updated in 2016. This FDA guidance lays out a pathway for developing botanical drugs under Investigational New Drug (“IND”) and NDA processes, acknowledging the special considerations for natural mixtures (e.g. flexibility in botanical raw material controls, allowance of historical human use data as part of safety evidence). Despite this supportive framework, approvals have been rare – only two botanical drugs have been approved by FDA to date (the green tea extract Veregen® for topical viral warts in 2006, and crofelemer/Fulyzaq® for HIV-associated diarrhea in 2012). These examples show it is possible, albeit challenging, to meet FDA’s gold-standard requirements with a complex natural product. The challenge lies within that the FDA levies the same level of scrutiny around the submission of safety and efficacy as it would for any new chemical drug. This typically means at least two well-controlled clinical trials. Nonetheless, there are hundreds of active IND applications for botanical drugs as companies and research institutions attempt to be the next to succeed in this category.

The FDA has signaled flexibility in some areas (for example, allowing some variance in plant composition and not always requiring a single active compound to be identified), which can lower certain barriers to entry. In parallel, the U.S. supplement industry continues to be enormous. From the regulatory perspective, FDA’s enforcement on supplements revolves around good manufacturing practices and policing unsubstantiated claims. FDA has also been seen to encourage real-world evidence and post-market monitoring for supplements, though not mandating it.

Overall, the U.S. regulatory climate is characterized by (a) a high bar but established route for botanical drugs (with the 2016 guidance providing clarity), and (b) an ongoing expectation that supplements stay on the right side of the line (no disease claims, ensure product safety). Companies often pursue a “two-track” strategy in the U.S.: launch a product as a supplement (following New Dietary Ingredient (NDI) notification if applicable) to gather data and revenue, while engaging FDA in pre-IND meetings to eventually move the candidate into drug trials. This approach is becoming more common and is implicitly supported by the FDA’s regulatory structure.

European Union (EMA/EFSA – Traditional Herbal Medicines & Novel Foods)

The European Union employs a dual regulatory framework, with oversight of medicinal products managed by the European Medicines Agency (EMA) and national competent authorities, and regulation of foods and supplements handled by the European Food Safety Authority (EFSA).

For herbal medicines, the Traditional Herbal Medicinal Products Directive (2004/24/EC) provides a simplified registration pathway for products with longstanding use. Under this scheme, herbal products may be registered as Traditional Herbal Medicinal Products (THMP) without full clinical data, provided they have been in medicinal use for at least 30 years, including 15 years within the EU, and are intended for self-limiting conditions such as mild digestive disturbances or sleep disorders. These registrations require evidence of safety, quality, and plausibility of efficacy based on traditional use, and must be non-prescription in nature. Approved products are often assigned a “THR” (Traditional Herbal Registration) number in national markets.

For more serious indications or novel applications, full Marketing Authorization (MA) is required, subject to the same preclinical and clinical standards as conventional pharmaceuticals. Few herbal products have attained this level of approval. A notable exception is Sativex®, a cannabis-derived oromucosal spray approved in several EU member states for multiple sclerosis-related spasticity via the standard MA route.

On the food and supplement side, EFSA governs Novel Food authorizations (Regulation (EU) 2015/2283) and health claims under Regulation (EC) No 1924/2006. EFSA maintains a high evidentiary threshold for health claims, and since 2010 has put on hold the assessment of over 1,500 botanical health claim dossiers, citing challenges in reconciling traditional use with scientific substantiation requirements. As a result, many botanical products in the EU market today are sold without formal health claims, unless backed by robust human clinical data.

To date, EFSA has approved very few specific health claims for botanical substances, resulting in most supplements in Europe being sold with generic well-being descriptions unless they qualify under the traditional herbal registration mentioned above. There has been discussion in the EU of creating a middle ground for botanicals (akin to the traditional use category but for supplements to make functional claims), but as of 2024, no new framework has been finalized. Consequently, companies marketing botanicals in Europe must navigate a patchwork: if treating it as a food supplement, they must ensure the ingredient is not “novel” (or seek novel food approval from EFSA if it is) and avoid unapproved health claims; if treating it as a traditional herbal medicine, they seek a registration via a simplified dossier demonstrating quality, safety, and historical use; or if aiming for full drug approval, they engage with EMA or national agencies for full clinical development. The EU’s stringent stance on safety and consumer protection (e.g., requiring proof that products are safe and any claims are truthful has, in practice, limited the marketing of high-level efficacy claims for botanicals. However, it has also ensured a generally high-quality market. Recent EU initiatives also emphasize pharmacovigilance for herbal meds and harmonizing lists of allowed botanicals, but differences among Member States remain (some countries, for instance, ban certain herbs that others allow, due to varying interpretations of safety). In summary, Europe offers a regulated but multi-path system: a long-standing traditional herbal medicine registration route for mild indications, a tough stance on supplement claims (with many botanical claims still unapproved by EFSA), and a standard drug approval path for innovative botanical drugs.

Asia – Example Jurisdictions (Malaysia NPRA, South Korea MFDS)

Asia-Pacific markets often have a deep cultural history with herbal medicine and thus have established frameworks to integrate such products into modern regulation. Two notable examples relevant to our business are Malaysia and South Korea.

o	Malaysia (National Pharmaceutical Regulatory Agency – NPRA): Malaysia has a progressive regulatory approach to natural products, balancing traditional use with scientific evaluation. All traditional medicines and supplements (termed “natural products”) must be registered with NPRA for quality and safety. Historically, only traditional claims were allowed (e.g. “for general health” or “relief of minor symptoms”), based on documented traditional usage. Recognizing growing research and the desire to make stronger claims, NPRA introduced in 2020 a category for Natural Products with Therapeutic Claims, requiring clinical evidence for disease treatment claims. Then in April 2024, Malaysia went a step further by launching a new “Natural Product with Modern Claim” framework. This modern claim category acts as an intermediate path: it permits natural products to claim benefits such as improving health, reducing disease risk, or aiding in treatment of disease symptoms – provided there is scientific (clinical) evidence supporting the claim.

Essentially, if a herbal product has some clinical data showing it improves a health outcome (though perhaps not enough to be a fully registered drug), it can now be registered in Malaysia with those claims. The level of allowed claim cannot exceed that of an approved therapeutic (drug) claim, and NPRA has detailed guidelines on the evidence required (e.g., human clinical studies linking the product to the claimed effect. This development, approved at the Drug Control Authority meeting in April 2024, is quite significant: it encourages local and international players to conduct studies on their natural products and rewards them by allowing more impactful marketing claims when evidence is shown. Malaysia is positioning itself as a leader in integrating botanicals into mainstream healthcare – even prior to this, NPRA had been relatively fast in approving nutraceutical products and was known for its Halal pharmaceutical standards (Malaysia champions Halal certification for medicines, which we discuss later). Companies operating in Malaysia can pursue a dual route: register products as health supplements/traditional products quickly, and then upgrade their status to modern or therapeutic claim category as evidence is generated. This creates a conducive environment for innovation in botanical therapeutics, aligning with Malaysia’s goal to strengthen its herbal industry and export Halal-certified natural products.

o	South Korea (Ministry of Food and Drug Safety – MFDS): South Korea likewise distinguishes between herbal medicines and functional foods/supplements. The MFDS oversees a category called “Health Functional Foods”, which are supplements that can bear functional claims (e.g. “helps improve liver health”) once approved. Korea has a positive list system for functional ingredients – for example, ginseng extract is approved for the claim of aiding immunity/fatigue reduction, based on evidence, and companies can market products accordingly. If an ingredient is new, companies must submit safety and efficacy dossiers to MFDS for evaluation.

In parallel, Korea regulates herbal medicinal products under its pharmaceutical laws, especially for traditional Korean medicine formulations. Many traditional herbal remedies are dispensed in Korea through licensed pharmacies and Oriental medicine hospitals. For a new botanical drug (especially one intended for a significant indication), Korean regulators would likely require clinical trials similar to Western regulators. However, the government has been supportive of combining modern R&D with traditional knowledge. In recent years, Korea’s MFDS has enabled a dual-track approach: companies can market a product as a Health Functional Food to consumers (with MFDS-approved functional claims), while simultaneously developing a higher-dose or specific formulation as a prescription botanical drug. This dual-track is analogous to the U.S. model, and some Korean firms have taken this route for ingredients like ginseng, turmeric, and others. Moreover, Korea is emphasizing innovation in this sector by leveraging its high-tech capabilities (such as using biotechnology to standardize herbal extracts and AI to research herbal pharmacology). The regulatory timeline in Korea for functional foods can be advantageous (often faster than a drug approval), enabling companies to build market awareness domestically and even regionally (through KOL networks and cross-border Asian markets).

South Korea, along with other East Asian countries like China and Japan, also provides insurance coverage for certain herbal treatments (under traditional medicine practice), reflecting cultural acceptance. For a foreign or novel botanical product, MFDS would likely require local clinical data for drug approval, but may accept overseas data for functional food approval. Overall, Korea’s regulatory environment is characterized by stringent quality standards but also clear opportunities for botanicals, either as approved health supplements or as prescription phytomedicines, and many companies leverage both pathways in parallel.

In summary, global regulatory trends are increasingly accommodating botanical products through specialized pathways: the FDA’s guidance fosters a pipeline of botanical drug INDs; the EU’s traditional use registrations legitimize long-used herbs (even as EFSA demands strong proof for claims); and countries like Malaysia and Korea are pioneering hybrid models to bridge supplements and drugs. This evolving landscape indicates that regulators recognize the public’s interest in natural therapies and are seeking ways to ensure safety, efficacy, and quality without stifling innovation. Companies that adeptly navigate these frameworks – securing supplement status where appropriate and advancing to drug approvals when warranted – can capitalize on both near-term market access and long-term competitive advantage.

Regulation Relating to Advertising and Marketing

As our business includes marketing, we are required to comply with the Malaysian Communications and Multimedia Content Code (“Content Code”) which is the main self-regulation guideline for online content providers or those who provide access to online content through the present and future technology used in all Malaysian media and the Communications and Multimedia Act 1998 (“CMA 1998”).

Pursuant to the Content Code, MMSB is an advertiser as it utilizes the network and digital media to display advertisements or marketing communications including but not limited to brand owners, manufacturers, sales promoters and direct marketers, who or on whose behalf advertisements or marketing communications are transmitted or disseminated for the purposes of promoting their brand or products, or influencing consumer behavior while advertisement or advertising content means any content of a public nature whether for the sale or purchase or provision of products or services or constituting of an invitation to participate in an activity and conveyed by or through any signage, image or sound disseminated through a network or digital media.

Under the general principles that shall apply to all the content displayed or communicated online and subject to the CMA 1998, the content advertised shall not be indecent, obscene, false, menacing, or offensive in character with the intent to annoy, abuse, threaten, or harass any person.

In addition to the above, the Consumer Protection Act 1999 (“CPA 1999”), Trade Descriptions Act 2011 (“TDA 2011”), and Sale of Good Act 1957 (“SOGA 1957”) further regulate advertising in relation to the supply of goods or services in Malaysia. The CPA 1999 applies to all goods and services that are offered or supplied to one or more consumers in trade, including any trade transaction conducted through electronic means in Malaysia, as well as prohibiting the act of bait advertising. Similarly, the TDA 2011 promotes good trade practices by prohibiting false trade descriptions and false or misleading statements, conduct, and practices. Moreover, the SOGA 1957 ensures that goods sold are fit for the particular use to which they were sold.

For the U.S. market, we are subject to additional advertising and promotional requirements enforced by the U.S. Food and Drug Administration (FDA) and the Federal Trade Commission (FTC). Under the Dietary Supplement Health and Education Act of 1994 (“DSHEA”), promotional claims must be truthful, not misleading, and substantiated by adequate evidence. The FDA regulates labeling and promotional claims for dietary supplements, ensuring that disease treatment claims are not made without prior drug approval. The FTC enforces truth-in-advertising standards for marketing and promotional activities, including online and digital advertising, and requires that all health-related claims be substantiated by competent and reliable scientific evidence.

Regulations Relating to Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence. Our Malaysian subsidiary is not deemed to be a reporting institution. Nevertheless, it is required to comply with the provisions under AMLA 2001.

Regulations Relating to Foreign Exchange Control

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 (“FSA 2013”). The FSA 2013 has prescribed a list of transactions that are prohibited without approval from Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”) and it regulates the domestic and international transactions involving residents and non-residents of Malaysia. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Notices issued by BNM (“FE Notices”).

Under the FSA 2013, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FE Notices, whereas payment made between residents and non-residents of Malaysia may be made either (i) in Malaysian ringgit, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FE Notices. On the other hand, non-residents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose (including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FE Notices. Hence, unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiary is at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

Regulations Relating to Labor

The Employees’ Provident Fund Act 1991 (“EPFA 1991”) governs the monetary contribution of employers towards the scheme of savings for their employees’ retirement, known as Employees’ Provident Fund (“EPF”) contributions, and the management of those funds for the retirement of employees. Every employee and every employer shall make monthly contributions on the amount of wages as stipulated in the EPFA 1991.

The Employees’ Social Security Act 1969 (“ESSA 1969”), and the Employment Insurance System Act 2017 (“EISA 2017”), similarly require employers and employees to make monetary contributions to the Social Security Organization.

Pursuant to the ESSA 1969, contributions made to the Social Security Organization shall comprise of two categories based on the monthly wages of the employees, namely:

(a)	contributions payable by or on behalf of the employees insured against the contingencies of invalidity and employment injury to be paid by the employee and employer; and

(b)	contributions payable by or on behalf of employees insured only against the contingency of employment injury, to be paid entirely by the employer.

From January 2018, any employer who has registered his industry according to the ESSA 1969 shall also be deemed to have registered his industry under the EISA 2017, and shall make contributions as specified in the EISA 2017, based on the monthly wages of the employees insured pursuant to the EISA 2017.

For information, our Malaysian subsidiary has complied with the above requirements and we have made our contributions in a timely manner.

Our Malaysian subsidiary has also complied with the principal law that governs and regulates all labor relations—including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees—is the Employment Act 1955 ( “EA 1955”) as the EA 1955 applies to designated categories of employees who fall within the definition of “employee” under the EA 1955, which include any person who has entered into a contract of service with an employer falling within EA 1955 pursuant to the Employment (Amendment) Act that came into force on January 1, 2023. For information, the Minimum Wage Order 2022 mandates a minimum wage of RM1,500.00 requirement for all the employees.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with the applicable labor regulations in Malaysia.

Regulations Relating to Occupational Safety and Health

In accordance with the Occupational Safety and Health Act 1994 (“OSHA 1994”), employer must ensure the safety, health and welfare of all persons at the workplace.

The OSHA 1994 imposes a duty on the employer to ensure, so far as is practicable, the safety, health and welfare at work of all his employees. The OSHA 1994 also states that an employer’s duty shall extend to include the maintenance of plants and systems of work that are safe and pose no risk to the health of their employees. The OSHA 1994 also requires every employer as often as may be appropriate revise a written statement of a general policy with respect to the safety and health at work of the employees and the organization and arrangements for the time being in force for carrying out that policy, and to bring the statement and any revision of it to the notice of all of his employees in which our Malaysian subsidiary has adopted and implemented the said policy.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with applicable occupational safety and health regulations.

Regulations Relating to Business Operation

It is mandatory to seek business premises licenses from the respective local authorities as per the Malaysian Local Government Act 1976 (“LGA 1976”). This legislation empowers municipal councils, including the Kuala Lumpur City Hall (“KLCH”), Petaling Jaya City Council (“PJCC”), and Johor Bahru City Council (“JBCC”), to enact by-laws stipulating the need for licenses to use any premises within their jurisdiction.

As of date of this prospectus, our Malaysian subsidiary has obtained the business license from the relevant municipal councils and are in compliance with the Malaysian LGA 1976 and by-laws thereto.

Regulations Relating to Intellectual Property

Our intellectual property rights are important to our business and operations. We rely primarily on a combination of intellectual property laws, contract provisions, trademarks, patents, industrial designs and domain rights to protect our intellectual property rights. We have had our products’ trademarks, patents, industrial designs and domain names registered to the respective authorities in different jurisdictions.

Trademarks

The Trademarks Act 2019 (“TA 2019”) provides protection against a broad scope of trademark infringement, under which the use of an identical or similar mark in relation to similar goods or services constitutes trademark infringement.

A registered trademark grants its proprietor the exclusive right to use or authorize others to use the trademark and to seek legal remedy in the event of infringement. In Malaysia, the term of protection for a registered trademark is ten years from the date of application and is renewable thereafter.

To protect our intellectual property, as of August 22, 2025, our subsidiary Medika Natura has secured 13 registered trademarks in Malaysia, covering Classes 1, 3, 5, 35, and 42. These registrations span pharmaceutical preparations, dietary and herbal supplements, phytocosmetic ingredients, medical services, and retail distribution platforms.

Registered marks include:

●	SKF7® (TMR No. 2019018073, Class 5)

●	MKS-5® (TMR No. 2019018075, Class 5)

●	Starpril®

●	Pervira®

●	Medika Natura® (corporate brand)

All trademarks are valid through 2029–2034, depending on filing date, and are renewable. These registrations form the foundation of our brand exclusivity strategy as we scale our global market presence and pursue regulatory approvals in the United States, EU, and Asia.

We continue to expand and enforce our trademark portfolio in line with international commercialization efforts and product line diversification.

Patents

Patents in Malaysia are protected under the Patents Act 1983 (“PA 1983”) and Patents Regulations 1986. An invention can be patentable if it is new, involves an inventive step, has industrial application, and is not explicitly excluded by the PA 1983. Generally, patents should be filed as soon as possible since most countries, including Malaysia, award patents to applicants on a first-to-file basis.

Pursuant to the PA 1983, once a patent is granted, the duration of validity is 20 years from the filing date of the application, subject to timely payment of annual maintenance fees.

To safeguard our proprietary rights, as of the date of this prospectus:

●

Our subsidiary, Medika Natura has been granted a Malaysian patent (MY-200319-A) for a novel bioactive composition derived from Labisia pumila with therapeutic applications in obesity and metabolic disorders.

●	We have U.S. Patent No. 12,403,166, “Labisia pumila Extract Composition and Its Pharmaceutical Formulation,” to be issued on September 2, 2025. A related divisional application (U.S. Application No. 19/220,442) remains under examination as a continuation of U.S. Patent Application No. 17/961,940, for which a Notice of Allowance has been issued. We believe, that, together, these patents provide composition of matter and formulation protection for SKF7®, strengthening our U.S. intellectual property position.

●	We have filed Patent Cooperation Treaty (PCT) applications (PCT/MY2022/000010 and PI2021006446), with national phase entries commenced in multiple jurisdictions.

●	In Europe (Germany), we have filed an application with the European Patent Office (EPO Application No. 22859531.0), supported by amended claims and examination replies dated December 19, 2024.

●	In South Korea, we have filed under Application No. 10-2024-7018373, with filing confirmation from the Korean Intellectual Property Office dated May 31, 2024.

In addition to our existing granted patent and pending applications, we are preparing to file six new patent applications in the next 12 to 18 months across multiple jurisdictions, including the United States, Malaysia, Europe, and Asia. These upcoming filings will target novel therapeutic indications, optimized formulations, drug delivery innovations, and mechanistic refinements of our core bioactive platforms, including SKF7®. These filings represent our ongoing strategy to expand and defend our intellectual property portfolio as we advance through late-stage development and international regulatory submissions.

We continually evaluate our freedom-to-operate position and global patent landscape to strengthen exclusivity around our lead and pipeline programs.

Domain Names

There is no specific regulation in Malaysia governing the licensing of domain names. However, the right to use a domain name under the Malaysian country code top-level domain (“.my”) is administered by the Malaysian Network Information Centre Berhad (“MYNIC”), the designated sole registry and administrator of “.my” domain names.

Once a domain name is registered with MYNIC or the relevant international registry, no other party may register or use an identical domain name within the same domain level.

As of the date of this prospectus, we have successfully registered the following domain names, which reflect our corporate and product branding:

●	https://www.medikra.com

●	https://www.medikra.co

●	https://www.medikanatura.com

●	https://www.labeesity.com

These domain names support our global brand presence, corporate communications, investor relations, and product marketing activities.

Regulation Relating To Taxation

The Income Tax Act 1967 (“ITA 1967”) imposes a tax, known as income tax, for each year of assessment upon the income accruing in or derived from Malaysia, or received in Malaysia from other countries. Our Malaysian subsidiary is tax resident in Malaysia as our management or control are exercised in Malaysia.

The Sales & Service Tax (“SST”) was introduced in 2018 in Malaysia as a replacement for the Goods and Services Tax (“GST”). Under the Service Tax Act 2018 (“Service Tax”) and Sale Tax Act 2018 (“Sale Tax”), businesses that offer taxable services must register for SST if their annual sales exceed the SST threshold of RM500,000 or more. Our Malaysian subsidiary is an SST-registered business and is required to charge and collect SST from our customers and submit the collected SST to the Royal Malaysian Customs Department (the “RMCD”) every two (2) months. Additionally, we are required to maintain accurate records of our transactions and file regular SST returns with the RMCD.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with ITA 1967, Service Tax and Sale Tax.

MANAGEMENT

The following individuals are our executive officers, directors and director nominees:

Name	Age	Position(s)
Abdul Razak bin Mohd Isa	53	[Chief Executive Officer and Executive Director]
Mustadza bin Muhamad	50	[Chief Operating Officer and Executive Director]
Goh Sai Keong	60	[Chief Financial Officer]
Datuk Ali Abdul Kadir	76	[Chairman of the Board of Directors]
[*]	[*]	Independent Director Nominee
[*]	[*]	Independent Director Nominee
[*]	[*]	Independent Director Nominee

The following is a brief biography of each of our executive officers, directors and director nominees:

Abdul Razak Mohd Isa has served as the Chief Executive Officer and a member of the Board of Directors of Medikra since its incorporation in August 2024. He is also the Co-Founder and former Chief Executive Officer of Medika Natura, the Company’s Malaysian operating subsidiary, which he helped establish in 2006.

He holds a Master of Business Administration in Information Technology Management from Multimedia University Malaysia and a Diploma in Accountancy from Universiti Teknologi MARA (UiTM). He completed the UCSF QB3 Global Bio-Entrepreneurship Program at the University of California, San Francisco, in 2008 and is certified in Good Clinical Practice (ICH-GCP) by the Faculty of Medicine, University of Indonesia.

From April 2021 to March 2023, he served as an Adjunct Professor at the Institute of Systems Biology (INBIOSIS), Universiti Kebangsaan Malaysia (UKM), where he contributed to academic–industry collaboration and translational research. In January 2025, he was appointed as a member of the Academic Committee (JKP) for the Master of Science in Biotechnology (Coursework) program at the Faculty of Science, Universiti Malaya. He also served as Advisor on Herbal Product Development to the Centre for Natural Products Research and Drug Discovery (CENAR), Universiti Malaya, from August 2021 to December 2022.

He is a member of the Technical Committee on Herbs (NSC 21/TC 28) under the Department of Standards Malaysia, which reports to the National Standards Committee on Food, Food Products, and Food Safety (NSC 21). He is also a Main Committee Member of the National Committee on Herbal Medicine Research and Development (JKPPH) under the National Institutes of Health, Ministry of Health Malaysia, serving two consecutive terms from 2023 to 2024 and 2024 to 2025.

In May 2021, he was appointed to the Task Force for the formulation of the National Biotechnology Policy 2.0 (NBP 2.0) by the Ministry of Science, Technology and Innovation (MOSTI), and served as Chairman of the Healthcare Biotechnology and Wellness Working Group under NBP 2.0 (2021 to 2030). In December 2023, he was appointed by MOSTI as an Expert Panel Member for Research and Development (R&D) Project Funding, serving a three-year term from January 2024 to December 2026. In this role, he advises on the evaluation, monitoring, and governance of national R&D investments to ensure alignment with Malaysia’s strategic science and innovation priorities.

In November 2021, he participated in the High-Level Investment Lab 2 – Pharmaceuticals, a national strategic engagement convened under the Ministry of Investment, Trade and Industry (MITI)’s New Industrial Master Plan (NIMP), focused on accelerating investment and innovation within Malaysia’s pharmaceutical and biotechnology ecosystem.

Mustadza Muhamad has served as the Chief Operating Officer and a member of the Board of Directors of Medikra since August 2024. Since 2006 he has also served as the Deputy Chief Executive Officer and Co-Founder of Medika Natura.

He holds a four-year Diploma in Architecture from Universiti Teknologi MARA (UiTM), Malaysia, and earned a Professional Certificate in Applied Corporate Finance from the University of Cambridge (EDx), in 2024. He is certified in Good Clinical Practice (ICH-GCP) by the Faculty of Medicine, University of Indonesia. He has completed multiple global leadership and biotechnology innovation programs, including the UCSF-QB3 Global Bio-Entrepreneurship Program at the University of California, San Francisco (2008), the Global Leadership Program at the Haas School of Business, University of California, Berkeley (2014), and the Oxford BioNext Accelerator Program at the University of Oxford (2015).

He served as Advisor on Herbal Product Development to the Centre for Natural Products Research and Drug Discovery (CENAR), Universiti Malaya, from August 2021 to December 2022. He also serves as a member of the Technical Committee on Herbs (NSC 21/TC 28) under the Department of Standards Malaysia, which reports to the National Standards Committee on Food, Food Products, and Food Safety (NSC 21).

In May 2021, he was appointed to the Task Force for the formulation of the National Biotechnology Policy 2.0 (NBP 2.0) by the Ministry of Science, Technology and Innovation (MOSTI), and served as Deputy Chairman of the Healthcare Biotechnology and Wellness Working Group under NBP 2.0 (2021 to 2030).

Goh Sai Keong has served as the Chief Financial Officer of Medikra since July 2025. He brings over 30 years of experience in financial operations, corporate finance, mergers and acquisitions, treasury management, and capital markets. Prior to joining Medikra, Mr. Goh served as the Chief Financial Officer of Silverlake Group (SGX-listed) (from June 2020 to November 2024). In this role, he led financial operations for Zezz FundQ and over 30 subsidiaries globally overseeing cross-border investments, corporate restructuring, and strategic capital planning.

From November 2012 to June 2020, he held senior finance leadership roles at SWM Environment Group, a subsidiary of LGB Group, the Employees Provident Fund (EPF) of Malaysia, and Taliworks Corporation Berhad, a company listed on Bursa Malaysia. Prior to that, he served as Chief Financial Officer of K-One Technology Berhad, also listed on Bursa Malaysia, from November 2001 to November 2012, and held senior finance positions at Gleason Engineering from 1996 to November 2001.

Since 2024, Mr. Goh has also served as Managing Director of Elite Podium Sdn. Bhd., a corporate advisory firm specializing in initial public offerings (“IPOs”) and private credit. Over the course of his career, he has led IPOs, raised over RM 1 billion in debt and equity financing, and executed transactions across Malaysia, Indonesia, Vietnam, and Singapore.

Mr. Goh holds a Bachelor of Commerce from the University of New South Wales, Australia, and is a member of both the Malaysian Institute of Accountants (MIA) and CPA Australia.

Datuk Ali bin Abdul Kadir has served as Chairman of Medikra since July 2025 and as Chairman of its Malaysian subsidiary, Medika Natura, since 2024. He brings decades of leadership experience across capital markets, corporate governance, accounting, and financial regulation, with senior appointments spanning government, public companies, and international institutions.

He currently serves as Chairman of JcbNext Berhad (since 2004), ENRA Group Berhad (since 2015), and Amanah Lestari Alam (since 2020). From 2014 to 2023, he served on the Board of Citibank Malaysia Berhad, chairing both the Audit Committee and the Nomination and Remuneration Committee. He was previously a board member of Ekuinas Berhad (2015–2024), Glomac Berhad (2010–2023), Privasia Technology Berhad (2009–2018), and Choo Bee Metal Industries Berhad (1994–1999). He also served as Director of Development & Commercial Bank Berhad (now RHB Bank) from 1988 to 1991. From 2006 to 2012, he was Chairman of the Financial Reporting Foundation, and from 2000 to 2019, he served on the Board of Governors of the Labuan Financial Services Authority.

From 1999 to 2004, Datuk Ali was Chairman of the Securities Commission Malaysia, where he launched the Capital Market Masterplan and chaired the Capital Market Advisory Council. He also served on national policy bodies including the Foreign Investment Committee, Danaharta Oversight Committee, the Finance Committee on Corporate Governance, and the National Economic Consultative Council. Internationally, he was a member of the Executive Committee of the International Organisation of Securities Commissions (IOSCO), Chairman of IOSCO’s Asia-Pacific Regional Committee, and Chairman of its Islamic Capital Market Working Group. Earlier in his career, he was Chairman and Partner at Ernst& Young Malaysia (1975–1999) and President of the Malaysian Institute of Certified Public Accountants (MICPA) from 1998 to 1999.

In the academic sector, he was Adjunct Professor at the University of Malaya’s Faculty of Business and Accounting (2008–2011) and served on the faculty’s Advisory Board (2011–2014).

We believe that Datuk Ali is qualified to serve on our board of directors because of his extensive leadership experience in capital markets, corporate governance, and financial regulation, as well as his experience in both the public and private sectors.

Number and Terms of Directors

Pursuant to our memorandum and articles of association, unless otherwise determined by ordinary resolution, we are required to have a minimum of one director and the exact number of directors will be determined from time to time by our board of directors.

Under our articles of association, a director may be appointed by ordinary resolution or by the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by resolution of the directors, each director will be appointed on the terms that the director will hold office indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Following the completion of the offering described in this prospectus, our board of directors will consist of six directors. Our board of directors has determined that our three independent directors, [*], [*] and [*] satisfy the “independence” requirements of the NYSE American corporate governance rules.

Duties of Directors

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Qualification

Under our memorandum and articles of association, a director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

Agreements with Executive Officers and Directors

We will enter into agreements with each of our executive officers, pursuant to which our executive officers will agree to standard confidentiality obligations both during the term of their employment with our company and for a specified period of time thereafter, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

We will also enter into indemnification agreements with each of our directors and executive officers, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of USD $82,087 in cash as compensation to our executive officers and directors, and for the fiscal year ended December 31, 2024, we paid an aggregate of USD $76,211 in cash as compensation to our executive officers and directors. None of our non-employee directors have, and it is anticipated that none of our non-employee directors will have following the completion of this offering, any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our Malaysian subsidiaries are required by law to make contributions higher/equal to certain percentages of each employee’s salary for his or her statutory benefits.

Insider Participation Concerning Executive Compensation

[*] has made all determinations regarding the compensation of the executive officers of our company from the inception of our company up until the time that our compensation committee is set up. Our compensation committee will make all determinations regarding the compensation of the executive officers of our company following the date on which it is established.

Committees of the Board of Directors

We will establish three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors will serve on each of the committees. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of our three independent directors, [*], [*] and [*]. [*] will be the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [*] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the NYSE American listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [*], [*] and [*]. [*] will be the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [*], [*] and [*]. [*] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for appointment or re-appointment to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board, periodically, with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is filed as Exhibit 99.1 of the registration statement of which this prospectus is a part and is applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

Scientific and Regulatory Advisory Board

Our Scientific and Regulatory Advisory Board (“SRAB”) enhances the scientific, clinical, and regulatory rigor of our development programs by providing multidisciplinary oversight across preclinical, clinical, and commercialization phases. The SRAB comprises clinicians, toxicologists, pharmacologists, and global regulatory advisors who collectively support the advancement of our botanical drug candidates, including our lead asset SKF7®.

SRAB members include:

●	Clinician-researchers specializing in endocrinology, metabolic health, women’s health, and integrative medicine, who provide input into clinical trial design, therapeutic positioning, and unmet medical needs in real-world populations;

●	Toxicologists with experience in GLP-compliant safety assessments, long-term exposure models, and regulatory toxicology required for IND, CTX, and novel food submissions;

●	Pharmacologists with expertise in botanical compound characterization, pharmacokinetics/pharmacodynamics (PK/PD), and receptor-level mechanistic modeling, particularly in endocrine and inflammatory pathways;

●	Regulatory affairs experts with deep knowledge of the FDA Botanical Drug IND process, EFSA and EMA herbal guidelines, and Asian market-specific pathways including Halal certification and NPRA therapeutic claim registration;

●	Natural product scientists with backgrounds in extraction science, phytochemical standardization, and batch-to-batch reproducibility; and

●	Systems biology and AI researchers, including specialists in multi-omics, gut microbiome modulation, and computational compound screening.

Public health and health economics consultants, who advise on region-specific adoption strategies and integration into primary care and insurance ecosystems in culturally diverse markets.

The SRAB actively contributes to:

●	Clinical protocol development, including patient stratification, dosing rationale, and functional endpoints;

●	Preclinical model development and toxicological study design, ensuring translational and regulatory alignment;

●	Regulatory dossier review and labeling strategy, across U.S., EU, and Asia-Pacific jurisdictions;

●	Pharmacological target validation and mechanistic differentiation, with emphasis on non-hormonal, multi-target pathways; and

●	Strategic pipeline prioritization, informed by disease burden, accessibility, and competitive dynamics.

Through regular engagement with our executive and R&D teams, the SRAB ensures that our programs maintain scientific integrity, meet international regulatory standards, and remain responsive to clinical needs across multiple healthcare settings.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors, director nominees, and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [*] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on [*] Ordinary Shares outstanding immediately after the completion of this offering if the underwriters do not exercise their over-allotment option and [*] Ordinary Shares outstanding immediately after the completion of this offering if the underwriters exercise their over-allotment option in full (in each case, assuming an initial public offering price of $[*], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and total gross proceeds of (x) $[*] without giving effect to the exercise by the underwriters of their overallotment option and (y) $[*] after giving effect to the exercise by the underwriters of their overallotment option).

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have eleven shareholders of record, none of whom are located in the United States. [We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the [*] listing rules.]

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number	Percent	Number	Percent		Number	Percent
Directors, Director Nominees and Executive Officers(1):
Abdul Razak Mohd Isa	8,888,630	34.78%	[*]	[*]	%	[*]	[*]%
Goh Sai Keong	—	—	—	—		—	—
Mustadza Muhamad	8,938,620	34.98%	[*]	[*]	%	[*]	[*]%
Datuk Ali Bin Abdul Kadir	4,577,920	17.91%	—	—		—	—
[*]	—	—	—	—		—	—
[*]	—	—	—	—		—	—
All Directors, Director Nominees, and Executive Officers as a group (six individuals):	[*]	[*] %	[*]	[*]	%	[*]	[*]%

5% Shareholders:
Abdul Razak Mohd Isa	8,888,630	34.78%	[*]	[*]		[*]	[*]
Mustadza Muhamad	8,938,620	34.98%
Datuk Ali Bin Abdul Kadir	4,577,920	17.91%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 1.02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor, Malaysia.

As of the date of this prospectus, none of our Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Nature of relationships with related parties

Name of Related Party	Relationship to Us
Abdul Razak Bin Mohd Isa	Chief Executive Officer and Director of Medikra; Chief Executive Officer of Medika Natura
Mustadza bin Muhamad	Chief Operating Officer and Director of Medikra; Chief Operating Officer and Director of Medika Natura

Transactions with related parties

		As of
Name	Description	2024	2023
Abdul Razak Bin Mohd Isa	Proceeds from loan due to director	-	12,492
Abdul Razak Bin Mohd Isa	Repayment of loan due to director	(9,003)	-
Mustadza bin Muhamad	Proceeds from loans due to director	6,756	13,370
Mustadza bin Muhamad	Repayment of loan due to director	(18,540)	-

Balances with related parties

		As of
Name	Description	2024	2023
Abdul Razak Bin Mohd Isa	Amounts due to director	36,407	44,394
Mustadza bin Muhamad	Amounts due to director	30,158	41,478

The balances as of December 31, 2024 and December 31, 2023 represented the loan from the shareholders for operational purposes and was assigned by Mr. Abdul Razak Bin Mohd Isa and Mr. Mustadza bin Muhamad. The balances were unsecured, non-interest bearing and repayable on demand.

DESCRIPTION  OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete.

We were incorporated as an exempted company with limited liability under the Cayman Companies Act on August 30, 2024, when our initial memorandum and articles of association were filed with the General Registry of Cayman Islands on August 30, 2024 (file no. 413552). Our initial memorandum and articles of association were amended and restated by special resolution dated April 29, 2025 and filed with the General Registry of Cayman Islands on May 6, 2025. Prior to the consummation of this offering, we intend to adopt amended and restated memorandum and articles of association. Reference is made to such memorandum and articles of association, copies of which are filed as Exhibit 3.2 to the registration statement of which this prospectus is a part (and which is referred to in this section as our “articles of association”).

Pursuant to our memorandum and articles of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from carrying on a trade or business in the Cayman Islands with any person except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

On July 15, 2025, the directors of Medikra approved the Corporate Reorganization and Medikra, on the one hand, and the holders of all of the issued and outstanding ordinary shares of Medika Natura, on the other hand, entered into the Exchange Agreement, pursuant to which, the shareholders of Medika Natura exchanged all 2,555,516 of the issued and outstanding shares of Medika Natura for newly-issued Ordinary Shares of Medikra on a 1-for-10 basis. As a result of the Corporate Reorganization, Medikra became the ultimate holding company of Medika Natura, with Medikra holding all of the issued and outstanding shares of Medika Natura.

Ordinary Shares

As of the date of this prospectus, we are authorized to issue 500,000,000 Ordinary Shares, par value $0.0001 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [*] (if the underwriters’ over-allotment option is not exercised) or [*] (if the underwriters’ over-allotment option is fully exercised) Ordinary Shares issued and outstanding, assuming an initial public offering price of $[*], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and assuming total gross proceeds of $[*] (without giving effect to the exercise by the underwriters of their overallotment option) or $[*] (after giving effect to the exercise by the underwriters of their overallotment option), held by at least 300 unrestricted round lot shareholders which is the minimum requirement by the NYSE American. Ordinary Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [●], 2025.

Preference Shares

Our amended and restated memorandum and articles of association provide that preference shares of $0.0001 par value each (“Preferred Shares”) may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue Preferred Shares (at either at a premium, or at par) with voting and other rights that could result in the dilution of the total voting power of the holders of the Ordinary Shares and could have anti-takeover effects. The ability of our board of directors to issue Preferred Shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no Preferred Shares outstanding as of the date of this prospectus. Although we do not currently intend to issue any Preferred Shares, we cannot assure you that we will not do so in the future. No Preferred Shares are being issued or registered in this offering.

Listing

We intend to apply to list our Ordinary Shares on the NYSE American under the symbol “MDKR.”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Continental Stock Transfer & Trust Company, at 1 State Street, 30th Floor, New York, NY 10004.

Dividends

Subject to the provisions of the Cayman Companies Act, our memorandum and articles of association and any rights and restrictions attaching to any of our shares, the directors may declare and pay out of our funds, which are lawfully available for that purpose, dividends at a time and of an amount they think fit. See “Dividend Policy.”

The directors, when paying, dividends to shareholders may make such payment wholly or partly in cash and/or in specie. No dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, (i) every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, each have one vote; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder.

Conversion Rights

Ordinary Shares are not convertible.

Modification of Rights of Shares

Whenever our capital is divided into different classes of shares, subject to any rights or restrictions for the time being attached to any class of shares, the rights attaching to any class of shares may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Subject to any rights or restrictions for the time being attached to any class of shares, the rights conferred on the holders of the shares of any class shall not be deemed to be materially adversely varied by, inter alia, the creation, allotment, or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by such sum, to be divided into shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as prescribed by that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act, our shareholders may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares and each shareholder shall (subject to receiving at least 14 Clear Days’ (as defined in the articles of association) notice specifying the time or times of payment), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as fixed by the terms of the allotment of Share, or the directors may determine (in the notice of the call). If no such rate is set, interest shall be payable at 10% per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on every share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. We also have a first and paramount lien on every share registered in the name of a person indebted or under liability to us (whether he is the sole registered holder of a share or one of two or more joint holders). The lien is for all amounts owing to us by the shareholder or the shareholder’s estate (whether or not presently payable). At any time the directors may declare a share to be wholly or in part exempt from the lien on shares provisions of our memorandum and articles of association. Our lien on a share extends to any amount payable in respect of it, including but not limited to dividends.

We may sell, in such manner as the directors may determine, any share on which we have a lien. However, no sale will be made unless an amount in respect of which the lien exists is presently payable and until the expiration of 14 Clear Days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable has been given to the registered holder of the share, or the persons entitled thereto by reason of his death or bankruptcy.

Unclaimed Dividend

Subject to the Cayman Companies Act, if a dividend cannot be paid to a shareholder or remains unclaimed within six weeks after it was declared, the directors may pay it into a separate account in our name. If a dividend is paid into a separate account, we shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the shareholder. A dividend that remains unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the determination of the board of directors and, if so forfeited, shall revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the directors may serve a notice on the shareholder requiring payment of the unpaid call or instalment, together with any interest which may have accrued. The notice must name a further day (not earlier than the expiration of 14 Clear Days ) on or before which the payment required by the notice is to be made, and must state that in the event of non-payment at or before the time appointed, the shares in respect of which the call is made will be liable to be forfeited.

If the requirements of any such notice are not complied with, the directors may, before the payment required by the notice has been made, resolve that any share in respect of which that notice has been given be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share and not paid before the forfeiture.

A forfeited share, re-allotted may be sold or otherwise disposed of on such terms and in such manner as the directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares forfeited together with interest.

A certificate or declaration in writing made by a director that a share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all persons claiming to be entitled to the particular share(s).

The directors may accept the surrender for no consideration of any fully paid share.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share, or other capital contributed.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and our memorandum and articles of association, we may:

(a)	issue shares that are to be redeemed or are liable to be redeemed, at our option or at the option of the shareholder holding those redeemable shares, in the manner and upon the terms as may be determined, before the issue of those shares, by the directors;

(b)	with the consent by special resolution of shareholders of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option, on the terms and in the manner which the directors determine at the time of such variation;

(c)	purchase our own shares (including any redeemable shares) on the terms and in the manner which have been approved by the directors or are otherwise authorized by our memorandum and articles of association; and

(d)	make a payment in respect of the redemption or purchase of our own shares in any manner permitted by the Cayman Companies Act, including out of capital.

Transfer of Shares

Subject to our memorandum and articles of association about the transfer of Ordinary Shares and provided that such transfer complies with the applicable rules of the Securities and Exchange Commission, the NYSE American and federal and state securities laws of the United States, our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the NYSE American or otherwise approved by our board of directors.

The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in our register of members in respect of the relevant Ordinary Shares.

Where the shares of the Company in question are not listed on or subject to the rules of the NYSE American, our board of directors may, in its absolute discretion, decline to register any transfer of any share of the Company without giving any reason.

If our directors refuse to register a transfer, they are required pursuant to our memorandum and articles of association to, within three months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company with limited liability, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to (unless required by applicable law or the rules of the NYSE American), in each calendar year hold a general meeting as an annual general meeting. All general meetings held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. Annual general meetings and extraordinary general meetings shall together be referred to as “general meetings”.

A majority of our directors may call general meetings and they must on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a requisition of shareholders holding at least ten per-cent of the rights to vote at such extraordinary general meeting. The requisition must state the purpose of the meeting and must be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign) and delivered in accordance with the notice provisions of our articles of association. If directors do not within 21 Clear Days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three calendar months after the expiration of the said 21 Clear Day period.

At least seven Clear Days’ notice of a general meeting must be given to shareholders who have a right to vote at that meeting. A general meeting may be convened on shorter notice, subject to the Cayman Companies Act with the consent of shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting. Every notice shall specify the place, the date and the hour of the meeting, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting, if a resolution is proposed as a special resolution, the text of that resolution and, subject to the requirements of any NYSE American listing rules, the general nature of the business to be transacted and shall be given in the manner mentioned in our articles of association or in such other manner if any as may be prescribed by our Company.

No business may be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. If there is only one shareholder, one shareholder, or if there is more than one shareholder, one or more shareholders holding shares that represent not less than one third of the outstanding shares in issue and entitled to vote at such general meeting present in person or by proxy.

If, within fifteen minutes from the time appointed for the general meeting, a quorum is not present, (a) if the meeting was requisitioned by shareholders, it shall be cancelled; and (b) in any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the board of directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

A meeting may be postponed or cancelled prior to the meeting at the discretion of the director by written notice provided to all persons entitled to attend the meeting (unless the meeting was requisitioned by shareholders). The chairman may, with the consent of shareholders constituting a quorum, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for more than 7 Clear Days, notice of the adjourned meeting shall be given in accordance with our articles of association.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by (a) the chairman of the meeting, (b) at least two shareholders having the right to vote on the resolutions, or (c) any shareholder holding not less than 10 percent of the voting rights of all those who have a right to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried or lost, and an entry to that effect in the book of the proceedings of our Company, shall be conclusive evidence of the outcome, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

Unless otherwise determined by our shareholders by ordinary resolution, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration of the directors may be determined by the directors or by ordinary resolution.

A director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

[An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. Each director whose term of office expires will be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors.]

A director may be removed by ordinary resolution.

The office of a director will be terminated if the director:

(a)	is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	resigns his or her office by notice to the Company; or

(d)	has only held office as a director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he or she is being treated becomes physically or mentally incapable of acting as a director; or

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(g)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the NYSE American listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the NYSE American listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No alteration of our memorandum and articles of association shall invalidate any prior act of the directors. However, subject to the Cayman Companies Act and our memorandum and articles of association the shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders. Persons on the committee may include non-directors so long as the majority of those persons are directors. Any such committee shall be made up of such members as required by the NYSE American listing rules or otherwise required by applicable law. Our board of directors have established an audit committee, a compensation committee, and a nomination and corporate governance committee.

The board of directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorized signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions as the directors think fit.

The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles of association. The directors may do so by power of attorney or any other manner they think fit.

The directors may exercise all the powers of the Company, including the power to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

A director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company, unless he declares the nature of his or her interest at a meeting of the directors. If a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the article of association, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; and

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested.

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to our memorandum and articles of association. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

Capitalization of Profits

Subject to the Cayman Companies Act, the directors may resolve to capitalize:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

Liquidation Rights

If we are wound up, the shareholders may, subject to our articles of association and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	divide amongst the shareholders in specie or in kind the whole or any part of our assets and, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, which:

✔	distinguishes each share by its number (so long as the share has a number);

✔	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

✔	confirms the number and category of shares held by each member; and

✔	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

The Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands

Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

A director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, a duty not to fetter his or her exercise of future discretion as a director and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Directors also have a common law duty to act with care, diligence and skill in the performance of his or her role. The duties of care, diligence and skill of a director of a Cayman Islands company are generally determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.

The Cayman Companies Act contains certain statutory duties, including: (a) the duty not to pay or make any distribution to shareholders out of capital or share premium unless a company is able to pay its debts as they fall due following such payment; and (b) the duty to maintain certain statutory registers and proper books and records.

A director must also act in accordance with any specific duties set forth in the articles of association from time to time.

A director who fails to perform their Cayman Islands common law duties may be personally liable for financial compensation to the aggrieved party, the restoration of the company’s property, or for the payment to the company of any profits made in breach of the director’s duty.

In addition, a director who fails to perform their duties under the Cayman Companies Act may be personally liable to a statutory fine and/or imprisonment of varying severity depending on the nature of the duty breached. This liability is in addition to any liability the company itself may be subject to.

A Cayman Islands company may, however, include a provision in its articles of association (and may in addition enter into a separate contractual arrangement with a director) indemnifying a director against all losses and costs suffered by such director as a consequence of performance of his or her role as such, and exculpating a director from any liability to the company itself, including in circumstances where such director is in breach of his or her duties (provided that there has been no willful neglect, willful default, fraud, dishonesty or criminal act on the part of the director). See “Indemnification of Directors, Offices, Agents, and Others” below.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith, which involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or unlawful share purchase or redemption or a transaction from which the director derived an improper personal benefit. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

Liability of directors may be limited except with regard to civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

A Cayman Islands exempted company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Subject to a director’s fiduciary duties, interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

Certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or if permitted by the memorandum and articles of association, by unanimous written consent of all the shareholders entitled to vote at a general meeting.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director appointment is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders (as described above).

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Appointment and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by the Grand Court of the Cayman Islands and approved by 75% in value of the creditors or class of creditors, or is approved by 75% in value of shareholders or class of shareholders, as the case may be, in attendance and voting (either in person or by proxy) at a meeting, or meetings, convened for that purpose.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights in Delaware.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●     a company acts or proposes to act illegally or ultra vires;

●     the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●     those who control the company are perpetrating a “fraud on the minority.”

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (except for the memorandum and articles of association of the company, any special resolutions passed by the company and the register of mortgages and charges of the company).

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow one or more shareholders who together hold at least ten per-cent of the rights to vote at a general meeting to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. The requisition must also (a) specify the purpose of the meeting; (b) be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign); and (c) be delivered in accordance with the notice provisions of our memorandum and articles of association. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take actions by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Cayman Companies Act allows shareholder resolutions to be passed in writing if signed by all the shareholders entitled to vote (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Companies Act has limited provisions governing the proceedings of shareholders meetings, which are usually provided in the memorandum and articles of association.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Cayman Companies Act, a company may be wound up voluntarily (a) by virtue of a special resolution, (b) because the period, if any, fixed for the duration of the company by its articles of association has expired, or (c) because the event, if any, has occurred, on the occurrence of which its articles of association provide that the company shall be wound up. Under the Cayman Companies Act, a company may also be wound up compulsorily by order of the Grand Court of the Cayman Islands, including if the company is unable to pay its debts as they fall due or the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that the company should be wound up.

Anti-money Laundering, Countering the Financing of Terrorism and Counter Proliferation Financing—Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (as amended) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

We will not hold your personal data for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach, (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On August 30, 2024, in connection with the incorporation of Medikra, Medikra issued an aggregate of one Ordinary Share to its initial subscriber for aggregate consideration of $0.0001, which Ordinary Share was immediately transferred by the initial subscriber to Abdul Razak Mohd Isa, the Chief Executive Officer of the Company.

On August 30, 2024, in connection with the incorporation of Medikra, Medikra issued an aggregate of one Ordinary Share to Mustadza Muhamad for aggregate consideration of $0.0001.

On July 15, 2025, Medikra issued 25,555,158 Ordinary Shares to the shareholders of Medika Natura in exchange for all 2,555,516 of the issued and outstanding shares of Medika Natura pursuant to the Exchange Agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we intend to apply to list our Ordinary Shares on the NYSE American, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [*]% of our Ordinary Shares in issue if the underwriters do not exercise their over-allotment option, and approximately [*]% of our Ordinary Shares in issue if the underwriters exercise their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

Our officers and directors and our existing shareholders holding five percent (5%) or more of our Ordinary Shares and securities exercisable for or convertible into our Ordinary Shares prior to this offering have agreed not to, without the prior written consent of the representative of the underwriters, directly or indirectly, offer to sell, sell or otherwise transfer or dispose of any Ordinary Shares (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of Ordinary Shares), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of [six (6) months from the date of closing of this offering].

After the expiration of such lock-up period, the Ordinary Shares held by our directors, executive officers and those certain existing shareholders may be sold outside of the United States subject to the restrictions under applicable securities laws or by means of registered public offerings.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [*] shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of the Ordinary Shares on the [*] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Statements on Form S-8

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act, which would become effective immediately upon filing, to register all of the Ordinary Shares reserved for issuance under our equity incentive plans that may be in effect from time to time. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

MATERIAL INCOME TAX CONSIDERATION

Malaysian Enterprise Taxation

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the ITA 1967. The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8(1)(b)of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. Pursuant to Paragraphs 2 and 2A of Part I of Schedule 1 in the ITA 1967, the prevailing corporate tax rate is 24%, while the rate for resident small and medium-sized companies (i.e. Companies incorporated in Malaysia with paid up share capital of RM2.5 million or less and that are not part of a group containing a Company exceeding this capitalization threshold and having gross income from source or sources consisting of a business of not more than RM50 million) is 15% on the first RM150,000 of chargeable income, 17% on the next RM450,000 of chargeable income and balance is being taxed at the rate of 24%. Pursuant to Paragraphs 1 and 1A of Part I of Schedule 1 in the ITA 1967, resident individual taxpayers are subject to tax at a progressive rate between 0% to 30% on their taxable income, whereas non-resident individuals are taxed at a fixed rate of 30%. Cukai Makmur is no longer relevant, as it was a special one-off tax imposed for YA 2022 only.

Pursuant to the ITA, a non-resident company—namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA—is subject to the following tax rates:

Types of Income	Rate (%)
Business income - Subject to Income Tax	24
Royalties derived from Malaysia - Subject to Withholding Tax (“WHT”)	10
Rental of moveable properties - Subject to WHT	10
Advice, assistance, or services rendered in Malaysia - Subject to WHT	10
Interest- Subject to WHT	15*
Dividends	Exempt
Other income - Subject to WHT	10

Note:	Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

*	Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

Profit Distribution and Withholding Tax

We are a holding company incorporated as an exempted company in the Cayman Islands and we gain substantial income by way of dividends to be paid to us from Medika Natura, our direct subsidiary company in Malaysia.

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Malaysia does not impose WHT on dividends as Malaysia is on the single tier dividend system and as such do not tax dividends, whether in the hands of the recipient or via WHT. Further, Malaysia has only signed a Limited DTA with the United States which does not include an article on dividends.

In view of the above, we believe that dividends which will be paid to us from our direct subsidiary in Malaysia will not be subject to any withholding tax.

Other Relevant Requirements Related to Malaysian Taxation

The following brief description of Malaysian taxation laws is designed to highlight the further provisions of Malaysian tax legislation that are relevant for our business.

Transfer Pricing Regulations and Intercompany Transactions

The Malaysian transfer pricing landscape is governed by the Inland Revenue Board of Malaysia (IRB) and is broadly aligned with the OECD Transfer Pricing Guidelines. Four (4) key materials form the basis of the transfer pricing framework in Malaysia:

●	Section 140A of the Income Tax Act 1967 (ITA) – The primary legislation establishing the arm’s length principle and the authority of the Director General to make TP adjustments

●	TP Rules 2023 – Prescribes the application of arm’s length principles, accepted methodologies, and documentation requirements.

●	Malaysia Transfer Pricing Guidelines 2024 (MTPG 2024) – Provides practical guidance on the application of the arm’s length principle.

●	Transfer Pricing Tax Audit Framework – Outlines the procedures and expectations for TP audits conducted by the IRB.

Section 140A of the ITA 1967:

Section 140A requires that the pricing of related-party transactions be conducted on an arm’s length basis, meaning that terms and conditions should reflect those that would be agreed upon by unrelated parties dealing at arm’s length. The IRB is empowered to substitute the prices on transactions between related parties to reflect the arm’s length prices if the Director General has reason to believe such related party prices do not meet the arm’s length requirements. The IRB is also empowered to disregard any structure set up by related parties in a controlled transaction if the economic substance differs from the form, or that the structure does not observe commercial practices.

Application to Our Structure:

MNSB and MMSB are related parties under common ownership and control.

●	Potentially if they engage in cross-border and domestic related-party transactions, such as:

○	Sales of manufactured goods from MNSB to MMSB,

○	Shared service charges or allocations (if applicable),

○	Management or administrative support.

Threshold for Compliance under the MTPG 2024

The MTPG 2024 prescribes a person shall prepare a full contemporaneous transfer pricing documentation, i.e. Full CTPD, if the person fulfils the following:

●	Business income and cross-border transactions – Annual gross business income exceeding RM30 million and total cross-border controlled transactions exceeding RM10 million per annum; or

●	Financial transactions – Receives or provides controlled financial assistance of more than RM 50 million annually.

Otherwise, taxpayers are allowed to prepare documentation with reduced requirements, i.e. Minimum CTPD.

Companies that meet the following exemption criteria are exempted from the preparation of CTPD:

●	For entities with total controlled transactions (cross-border and domestic) valued at RM 1 million or less.; or

●	For entities that solely undertake domestic controlled transactions where both transacting parties fulfill the following conditions:

○	Both parties do not enjoy any tax incentives;

○	Both parties are chargeable to tax at the same headline tax rate: and

○	Both parties do not suffer losses for two consecutive years prior to the controlled transactions.

Our Malaysian subsidiaries MNSB and MMSB currently fall below the threshold for mandatory contemporaneous transfer pricing documentation under the Malaysian Transfer Pricing Guidelines 2023. Nevertheless, the group maintains appropriate supporting records to substantiate the arm’s length nature of intercompany transactions, particularly those involving the Cayman Islands holding company, Medikra Inc., in line with OECD and IRB expectations.

Penalties for Non-Compliance

Failure to comply with the above TPD requirements, the IRB may impose the following penalty:

a.	A penalty of between RM20,000 and RM100,000 under Section 113B of the ITA for the following offences:

●	Failure to submit the CTPD within 14 days from the date of audit letter issued by the IRB;

●	CTPD does not prepare in accordance with the TP Rules 2023 and MTPG 2024; or

●	CTPD is prepared after the tax return filing deadline.

The penalty amount imposed depends on the period of delay in submitting the CTPD, as follows:

No.	Number of days delayed (*)	Penalty per YA RM
1.	Up to 7 days	20,000
2.	More than 7 days, and up to 14 days	40,000
3.	More than 14 days, and up to 21 days	60,000
4.	More than 21 days, and up to 28 days	80,000
5.	More than 28 days	100,000

(*)	Calculated from the expiration of 14 days from the date of the service of a written notice by the IRB, until the day a complete CTPD is submitted to the IRBM.

The above penalty will be imposed on companies’ financial year ending on or after 31 May 2024.

IRB may impose greater scrutiny if related-party transaction involving a low-tax or no-tax jurisdiction, especially if:

○	Royalty, interest, or service fees paid to overseas related parties;

○	Intragroup financing with a focus on interest-free loans and advances provided by Malaysian entities; and

○	Supply chain margins seem artificially low or recording consecutive losses.

Any TP adjustment made by way of increase in income or a reduction of any deduction or loss, a surcharge of up to 5% may be imposed on the adjustment amount. This surcharge can be applied even if no additional tax assessment is made, as it is based on the TP adjustment amount.

Additionally, if the consolidated group revenue of a Multinational Enterprise (MNE) group exceeds RM3 billion (or equivalent EUR 750 million), the parent company is required to comply with the Country-by-Country Reporting (CbCR) rules. From the Malaysia tax perspective, the Malaysian constituent entities are required to declare the information pertaining to the CbCR in its annual tax return (Form C).

Indirect Taxes - Sales and Service Tax (SST)

Malaysia imposes indirect taxes under the Sales Tax Act 2018 and the Service Tax Act 2018

1) Sales Tax (Applicable to MNSB)

Sales tax is a single-stage tax levied at either 5% or 10% or specific rate on taxable goods that are imported or locally manufactured in Malaysia, either at the time of importation or at the time the goods are sold or otherwise disposed of by the manufacturer. MNSB, as a manufacturing company, is required to register for and comply with the Malaysian sales tax regime. It must charge sales tax on the sale of taxable finished goods to domestic customers, including related companies such as MMSB.

2) Sales tax exemptions that may apply to MNSB include:

●	Exemption on Raw Materials and Components: Inputs used in the manufacturing of taxable goods may be exempted under the Sales Tax (Persons Exempted From Payment of Tax) Order 2018, subject to approval by the Royal Malaysian Customs Department.

●	Machinery and Equipment Exemption: Sales tax exemption for machinery used directly in the manufacturing process.

●	Export Exemption: Goods manufactured by MNSB and exported outside Malaysia are zero-rated and not subject to sales tax.

●	Import Duty Exemption: Relief from import sales tax and duty may be available for manufacturers under specific Customs schemes, such as Licensed Manufacturing Warehouse (LMW) or Approved Trader Scheme (ATS), Licensed Bonded Warehouse, etc.

3) Service Tax (Potentially Applicable to MMSB)

Service tax at a rate of 6% or 8% applies to prescribed taxable services provided by any taxable person in Malaysia in the course and furtherance of business or on any imported taxable service. Subsidiary MMSB, which engages in marketing and distribution activities, does not currently provide taxable services as defined under the First Schedule of the Service Tax Regulations 2018 and is therefore not registered for service tax. However, MMSB may incur service tax on services it procures from local service providers, such as advertising, logistics, and IT support. Service tax paid on procured services is not recoverable and is treated as a cost of doing business.

4) Indirect Taxes – Sale Tax and Service Tax (SST) Exemptions

Entities that provide taxable services do not exceed the prescribed value of taxable services for a period within 12 months are not required to be registered for service tax.

Group exemption exists for intercompany sales under the SST regime, however, limited relief may be possible in very specific cases through customs ruling or exemption applications, especially where the following conditions are met:

Relief Type	Description	Availability
Customs Director General Ruling	Group may apply for a specific ruling from RMCD to treat intercompany movement (e.g., stock transfers) as non-supplies under certain manufacturing structures.	Rare and evaluated case-by-case

Contract Processing Exemption	If MNSB is not transferring ownership but sending goods to MMSB for further processing on behalf of MNSB, it may be considered non-taxable movement (not sale).	Only applies if no title transfer

LMW to LMW Transfer (if licensed)	If both MNSB and MMSB operate under Licensed Manufacturing Warehouse (LMW) status, goods transferred between LMWs may be tax-exempt.	Requires both entities to be LMW licensed and approval by RMCD

Sales Tax Drawback on Re-export	If MMSB purchases from MNSB and exports the goods, MMSB may apply for a sales tax drawback (refund of sales tax paid on purchase from MNSB).	Subject to strict compliance and documentation

The group ensures ongoing SST compliance through:

●	Accurate classification of goods and services under the SST framework;

●	Timely application for sales tax exemptions and Customs approvals;

●	Maintenance of full records to support tax positions and exemptions claimed;

●	Regular consultation with licensed Malaysian tax advisors and Customs agents.

Intercompany sales between our Malaysian manufacturing and distribution subsidiaries are subject to Malaysian sales tax under the Sales Tax Act 2018. While no group exemption applies automatically, we monitor our supply chain structure to assess eligibility for exemptions, drawbacks, or Customs relief where applicable. Our manufacturing subsidiary is registered for sales tax and complies with invoicing, filing, and payment obligations on taxable goods transfers to affiliated companies.

E-Invoicing Requirements

Malaysia is implementing a mandatory electronic invoicing (e-invoicing) system as part of its national tax digitalization agenda, administered by the Inland Revenue Board of Malaysia (IRB).

The implementation is being phased in beginning mid-2024 and applies to all businesses in Malaysia above certain annual revenue thresholds, with full implementation expected by mid-2026. Under the system, businesses are required to issue, validate, and transmit invoices electronically through the IRB’s designated platform. The implementation will follow a phased approach based on annual turnover thresholds:

●	Effective 1 August 2024: Businesses with annual turnover exceeding RM100 million;

●	Effective 1 January 2025: Businesses with annual turnover exceeding RM25 million and up to RM100 million;

●	Effective 1 July 2025: All remaining businesses, regardless of turnover.

To-date extensions to the above deadline were given as below:

☐	Annual turnover > RM100 million: Mandatory from 1 August 2024, with a Six (6)-month interim relaxation period from 1 August 2024 to 31 January 2025

☐	RM25 million–100 million: Mandatory from 1 January 2025, Six (6)-month interim relaxation period from 1 January 2025 to 30 June 2025

☐	RM5 million–25 million: Mandatory from 1 July 2025, with a Six (6)-month interim relaxation period from 1 July 2025 to 31 December 2025

☐	RM1 million–5 million: Now deferred to 1 January 2026, with a Six (6)-month interim relaxation period from 1 January 2026 to 30 June 2026

☐	RM500,000–1 million: Now required from 1 July 2026, with a Six (6)-month interim relaxation period from 1 July 2026 to 31 December 2026

☐	Below RM500,000: Still exempt for now

Both MNSB and MMSB are expected to fall under the relevant implementation phase based on their respective turnover levels.

Both MNSB and MMSB as Malaysian entities, will be subject to the e-invoicing mandate once the relevant threshold is met. E-invoicing applies to all business-to-business (B2B), business-to-consumer (B2C), and business-to-government (B2G) transactions, including intercompany transactions such as sales from MNSB to MMSB.

Key compliance obligations include:

●	Integration of accounting/ERP systems with the IRBM e-invoicing platform;

●	Real-time validation of invoice data with IRBM before issuance;

●	Secure digital signatures and unique invoice identifiers;

●	Maintenance of e-invoice records for audit purposes.

The group is actively preparing for compliance by:

●	Reviewing internal invoicing workflows and IT infrastructure;

●	Engaging service providers for API integration with the IRB’s platform;

●	Conducting gap analysis and readiness assessments;

●	Monitoring regulatory updates from the IRB.

●	Maintenance of e-invoice records for audit purposes.

Conclusion for Taxation under Malaysian Law

MDKR group of companies shall comply with all relevant tax obligations under Malaysian law, including corporate income tax, transfer pricing rules and indirect tax (SST) requirements. We utilize available exemptions to minimize tax leakage and maintain robust internal processes to ensure compliance. The group is also preparing for compliance with Malaysia’s mandatory e-invoicing regime, which will apply to all domestic and intercompany invoicing transactions.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no Cayman Islands withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Cayman Islands Economic Substance

MDKR is an exempted company incorporated in the Cayman Islands with limited liability. The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) (the “ES Act”), which came into effect on January 1, 2019, to align with global tax transparency standards established by the European Union and the OECD.

Under the ES Act, a “relevant entity” that conducts a “relevant activity” is required to satisfy an economic substance test in the Cayman Islands. The economic substance test requires that a relevant entity:

●	conducts its core income-generating activities (“CIGAs”) in the Cayman Islands,

●	is directed and managed in the Cayman Islands in relation to that activity, and

●	has an adequate number of full-time employees, physical presence, and operating expenditure in the Cayman Islands proportionate to the level of relevant activity.

MDKR operates as 100% holding company (Pure Equity), of the equity interests in MNSB, a Malaysian-incorporated manufacturing entity. As such, MDKR falls within the definition of conducting the “holding company business” under the ES Act.

According to the ES Act, a Pure Equity holding company is subject to a reduced economic substance requirement, which it satisfies by:

●	complying with all applicable filing and annual return obligations under the Cayman Companies Act and the ES Act;

●	maintaining adequate premises and staff (which may be outsourced) for holding and managing equity participations.

As MDKR does not conduct any other relevant activities besides passive holding of equity interests and does not earn income from other business lines, it is not subject to the full economic substance test applicable to other relevant entities.

See “Risk Factors—Risks Relating to our Ordinary Shares and Trading Market—Cayman Islands economic substance requirements may have an effect on our business and operations

Non-Compliance Consequences

Failure to meet the reduced substance requirements can result in:

●	Administrative penalties (starting at CI$10,000 for first time non-compliance);

●	Potential striking-off or regulatory enforcement in serious cases.

A person who fails to file an annual Economic Substance Return (within the time specified by the Tax Information Authority) or knowingly or willfully alters, destroys, mutilates, defaces, hides or removes any such information, commits an offence and is liable on summary conviction to a fine of CI$10,000 or to imprisonment for a term of two years, or to both.

MDKR will file annually the required economic substance notification and submit the annual return with the Cayman Islands Tax Information Authority (“TIA”), confirming our classification as a pure equity holding company and compliance with the reduced economic substance requirements.

MDKR will continue to monitor applicable legislation in the Cayman Islands and globally and will take any necessary steps to ensure ongoing compliance.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NYSE American. If the Ordinary Shares are regularly traded on the NYSE American and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

We have entered into an underwriting agreement with Brookline Capital Markets, a division of Arcadia Securities, LLC, acting as the representative of the underwriters in this offering (the “Representative”). Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the number of Ordinary Shares set forth opposite each underwriter’s name in the following table at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Brookline Capital Markets, a division of Arcadia Securities, LLC

TOTAL

The underwriters have committed to purchase all of the shares offered by us other than those shares covered by the over-allotment option described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an option to purchase from us, at the initial public offering price less the underwriting discounts and commissions, up to an additional Ordinary Shares, solely to cover over-allotments, if any. The underwriters may exercise this option, one or more times in whole or in part, for our Ordinary Shares, any time during the 45-day period from the date of this prospectus.

Underwriting Discount, Commissions and Expenses

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Ordinary Shares, assuming an initial public offering price of $   per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Represents underwriting discounts equal to seven percent (7%) of the gross proceeds from sales of Ordinary Shares in this offering.

The Representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial public offering, the public offering price, concession and discount may be changed.

We have agreed to pay the Representative a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds from sales of Ordinary Shares in this offering (including any Ordinary Shares sold pursuant to the exercise of the underwriters’ over-allotment option).

Pursuant to the engagement letter between us and the Representative, dated June 4, 2025, which was amended on June 10, 2025 (the “Engagement Letter”), we have paid the Representative a deposit of $37,500 upon signing of the Engagement Letter to be applied against actual non-accountable out-of-pocket expenses.

We have also agreed to reimburse the Representative for its out-of-pocket and accountable legal expenses in an amount not to exceed $175,000. Pursuant to the Engagement Letter we have paid the Representative a deposit of $25,000 upon signing of the Engagement Letter to be applied against actual accountable out-of-pocket legal expenses.

We estimate that the total expenses of this offering payable by us, excluding the total underwriting discount, will be approximately $    .

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the Representative on the same basis as other allocations.

Representative’s Warrant

Upon the closing of this offering, we have agreed to issue to the Representative or its designees a five-year warrant to purchase up to seven percent (7%) of the Ordinary Shares sold by us in this offering (including any Ordinary Shares sold pursuant to the exercise of the underwriters’ over-allotment option) (the “Representative’s Warrant”). The Representative’s Warrant will be exercisable at a per share exercise price equal to 110% of the public offering price per share. The Representative’s Warrant will be exercisable at any time, and from time to time, in whole or in part, during the four and half-year period commencing six months from the date of the closing of this offering. The Representative’s Warrant is also exercisable on a cashless basis. The registration statement of which this prospectus is a part also registers the offer and sale of the Representative’s Warrant and the Ordinary Shares issuable upon exercise thereof.

The Representative’s Warrant has been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110. Except as permitted by FINRA Rule 5110, the Representative (or permitted assignees under such rule) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrant or the securities underlying the Representative’s Warrant, nor will any of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrant or the underlying securities for a period of 180 days from the commencement of sales under this prospectus.

The exercise price and number of Ordinary Shares issuable upon exercise of the Representative’s Warrant may be adjusted in certain circumstances including in the event of a share dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

Our officers and directors and our existing shareholders holding five percent (5%) or more of our Ordinary Shares and securities exercisable for or convertible into our Ordinary Shares prior to this offering have agreed not to, without the prior written consent of the representative of the underwriters, directly or indirectly, offer to sell, sell or otherwise transfer or dispose of any Ordinary Shares (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of Ordinary Shares), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of [six (6) months from the date of closing of this offering].

[Securities Issuance Standstill

We have agreed that for a period of [six (6) months from the closing of this offering], we will not, without the prior written consent of the Representative, (a) offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; or (b) file or cause to be filed any registration statement with the SEC relating to this offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares.]

Tail Financing

In the event that the Engagement Letter is terminated by the Company before the closing of this offering, the Representative will also be entitled to an aggregate additional fee of seven percent (7%) of the gross proceeds of future private financings consummated solely with investors with whom we have had a conference call or a meeting arranged by the Representative prior to the expiration or termination of the Engagement Letter; provided that any such future private financings are consummated at any time within the six (6) month period following the expiration or termination of the Engagement Letter. In accordance with FINRA Rule 5110(g)(5), we may terminate the Engagement Letter for cause, which means a termination as a result of a material failure by the Representative to provide the underwriting services contemplated by the Engagement Letter, and any such termination for cause will eliminate any obligation we have to pay any compensation with respect to any such future private financings.

Right of First Refusal

We have granted the Representative the right to act as book-running manager, underwriter or placement agent for any public or private offering by us or any of our subsidiaries of equity, equity-linked or debt securities (other than a traditional debt facility or venture debt facility or an equity line of credit) for which we engage an investment bank or broker-dealer, during the six (6) month period following the completion of this offering.

Determination of Offering Price

Prior to this offering, there has been no public market for our Ordinary Shares. The public offering price was negotiated between the Representative and us. In determining the public offering price of our Ordinary Shares, the Representative considered:

●	the history and prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our Ordinary Shares.

Listing

We intend to apply to have our Ordinary Shares listed on NYSE American under the symbol “MDKR”. In order to meet one of the requirements for listing our Ordinary Shares on NYSE American, the underwriters have undertaken to sell lots of [*] or more shares to a minimum of [*] beneficial holders.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while this offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involves purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Australia

This prospectus:

●	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of securities under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom, or each a Relevant State, no securities have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

1.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

2.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative of the underwriters; or

3.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any securities being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the Representative has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities, as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any securities or caused the securities to be made the subject of an invitation for subscription or purchase and will not offer or sell any securities or cause the securities to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, whether directly or indirectly, to any person in Singapore other than:

1.	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

2.	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

3.	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

1.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

2.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

●	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

●	where no consideration is or will be given for the transfer;

●	where the transfer is by operation of law;

●	as specified in Section 276(7) of the SFA; or

●	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

The securities may not be made in the United Kingdom, except that an offer to the public of any securities may be made in the United Kingdom at any time:

1.	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

2.	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

3.	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”);

provided that no such offer of securities shall result in the requirement for the publication by us of a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (ed) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

The address of Brookline Capital Markets, a division of Arcadia Securities, LLC, is 600 Lexington Avenue, 30th Floor, New York, NY 10022.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE American listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*]
NYSE American Listing Fee	$	[*]
FINRA Filing Fee	$	[*]
Legal Fees and Other Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Printing and Engraving Expenses	$	[*]
Transfer Agent Expenses	$	[*]
Underwriter Accountable Expenses	$	[*]
Underwriter Non-Accountable Expenses	$	[*]
Miscellaneous Expenses	$	[*]
Total Expenses	$	[*]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference Carmel LLP with respect to certain legal matters as to United States federal securities and New York State law and will pass upon the validity of the Representative’s Warrant. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels (Cayman) LLP, our counsel as to Cayman Islands law. Legal matters as to Malaysian law will be passed upon for us by Adnan Sundra & Low. Sichenzia Ross Ference Carmel LLP may rely upon Harney Westwood & Riegels (Cayman) LLP with respect to matters governed by Cayman Islands law only and Adnan Sundra & Low with respect to matters governed by Malaysia law. McGuireWoods LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Medikra Inc. as of December 31, 2024 and 2023, and for the years then ended have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The office of Marcum Asia CPAs LLP is located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001, United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statement and its exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDIKRA, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Medikra, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medikra, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

August 22, 2025

MEDIKRA, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S dollar, except for the number of shares)

	As of December 31,
	2024	2023
Assets
Current assets:
Cash	738,178	46,766
Accounts receivables, net	16,052	19,089
Inventory	7,902	5,597
Prepayment	97,330	99,720
Total current assets	859,462	171,172

Intangible assets	216,772	222,921
Deferred offering costs	109,972	-
Right-of-use asset	13,857	19,561
Total assets	1,200,063	413,654

Liabilities and Shareholders’ Equity

Current liabilities:
Deferred Grant Income	22,374	-
Other liabilities	8,842	9,926
Amount due to directors	66,565	85,872
Borrowings	38,839	48,386
Lease liabilities	6,295	5,860
Total current liabilities	142,915	150,044

Noncurrent liabilities:
Borrowings	112,320	147,181
Lease liabilities	7,143	13,085
Total liabilities	262,378	310,310

Commitments and contingencies

Shareholders’ equity:
Ordinary shares*, US$0.0001 par value; 500,000,000 shares authorized as of December 31, 2024 and 2023; 24,055,160 and 22,805,160 shares issued and outstanding at December 31, 2024 and 2023	2,406	2,281
Additional paid-in capital	2,494,225	1,377,557
Accumulated deficit	(1,515,625)	(1,236,416)
Accumulated other comprehensive loss	(43,321)	(40,078)
Total shareholders’ equity	937,685	103,344
Total liabilities and shareholders’ equity	1,200,063	413,654

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

MEDIKRA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S dollar, except for the number of shares)

	Years Ended December 31,
	2024	2023
Revenue:
Product sales	26,176	68,381

Cost of revenue	(5,559)	(20,175)

Gross profit	20,617	48,206

Operating expenses:
Research and development	(97,835)	(2,904)
Selling expenses	(766)	(3,875)

General and administrative expenses	(290,197)	(120,784)
Total operating expenses	(388,798)	(127,563)

Loss from operations	(368,181)	(79,357)

Other income
Other income	83	32
Government grant income	95,636	116,615
Finance costs, net	(6,747)	(18,465)
Total other income, net	88,972	98,182

(Loss) income before income taxes	(279,209)	18,825

Income taxes expenses	-	-
Net (loss) income	(279,209)	18,825

Other comprehensive loss
Foreign currency translation adjustments	(3,243)	(40,011)
Comprehensive loss	(282,452)	(21,186)

Loss per share*
Basic and diluted	(0.01)	-

Weighted average shares outstanding used in calculating basic and diluted earnings per share*
Basic and diluted	23,034,612	22,426,773

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

MEDIKRA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in U.S dollar, except for the number of shares)

				Accumulated		Total
			Additional	other		Shareholder’s
	Ordinary Shares*		Paid-In	comprehensive	Accumulated	Equity
	Shares	Amount	Capital	loss	Deficit	(Deficit)
Balance as of December 31, 2022	22,156,720	2,216	804,558	(67)	(1,255,241)	(448,534)
Conversion of Debt	430,170	43	374,719	-	-	374,762
Issuance of ordinary shares	180,000	18	198,284	-	-	198,302
Shares issuance in connection of adjustment of subscription price	38,270	4	(4)	-	-	-
Foreign currency translation adjustments	-	-	-	(40,011)	-	(40,011)
Net income	-	-	-	-	18,825	18,825
Balance as of December 31, 2023	22,805,160	2,281	1,377,557	(40,078)	(1,236,416)	103,344
Issuance of ordinary shares	1,250,000	125	1,116,668	-	-	1,116,793
Foreign currency translation adjustments	-	-	-	(3,243)	-	(3,243)
Net income	-	-	-	-	(279,209)	(279,209)
Balance as of December 31, 2024	24,055,160	2,406	2,494,225	(43,321)	(1,515,625)	937,685

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

MEDIKRA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S dollar, except for the number of shares)

	Years Ended December 31,
	2024	2023
	USD	USD
Cash flows from operating activities:
Net (loss) income	(279,209)	18,825
Adjustments to reconcile net profit to net cash (used in) provided by operating activities:
Amortization - Right-of-use assets	6,149	4,686
Depreciation of property and equipment	-	1
Amortization - Intangible assets	11,932	11,909
Finance cost, net	5,940	17,696

Change in operating assets and liabilities:
Accounts receivable, net	3,037	(18,689)
Inventory	(2,305)	(5,597)
Prepayment	2,390	(98,144)
Other liabilities	(7,024)	(9,484)
Deferred grant income	22,374	(79,362)
Operating lease liabilities	(5,507)	(5,302)
Net cash used in operating activities	(242,223)	(163,460)

Cash flows from investing activities:

Acquisition of intangible assets	-	(3,976)
Net cash used in investing activities	-	(3,976)

Cash flows from financing activities:
Proceeds from issuance of new shares	1,116,104	198,302

Deferred offering cost	(109,972)
Repayments of borrowings	(48,706)	(29,442)
Repayment of loan from directors	(27,953)	-

Proceed from loan from directors	6,756	25,862
Net cash provided by financing activities	936,229	194,722

Net increase in cash	694,006	27,286
Net decrease in exchange differences	(2,594)	(31,151)
Cash, beginning of year	46,766	50,631
Cash, end of year	738,178	46,766

Supplemental disclosures of cash flow information:
Income tax paid	-	-
Interest expenses paid	5,940	17,696

Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	24,247

The accompanying notes are an integral part of these consolidated financial statements.

MEDIKRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Description of the Business

Medikra, Inc. (the “Company”) is a company incorporated in the Cayman Islands with limited liability on August 30, 2024. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation. In addition, the Cayman Islands does not impose withholding taxes on dividends or other distributions.

Medika Natura Sdn. Bhd. (“Medika Natura”), a wholly-owned subsidiary of the Company, was originally established as Orchid Life Sdn Bhd, a limited liability company under the laws of Malaysia on December 1, 2006. Orchid Life Sdn Bhd rebranded as Medika Natura Sdn Bhd on July 5, 2019.

Medikra Malaysia Sdn Bhd, a wholly-owned subsidiary of Medika Natura Sdn.Bhd., was originally established as Medikra Marketing Sdn Bhd, as a private company limited by shares under the laws of Malaysia on April 26, 2022. Medikra Marketing Sdn Bhd changed its name to Medikra Malaysia Sdn Bhd on November 5, 2024.

The Company together with its subsidiaries (“collectively, the “Group”) is a clinical-stage biopharmaceutical company developing standardized, pharmaceutical-grade botanical therapeutics to address major unmet medical needs across obesity, metabolic dysfunction, women’s health, inflammation-related disorders, and oncology. The Group has established an integrated discovery and development platform that combines proprietary botanical extraction, multi-omics validation, and AI-enabled R&D to advance novel plant-derived compounds toward global regulatory approval.

Reorganization

The corporate reorganization described herein (the “Reorganization”) was completed on July 15, 2025 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities. The primary objective of the Reorganization was to transfer 100% ownership of Medika Natura Sdn. Bhd. and (indirectly) Medikra Malaysia Sdn Bhd. to the Company, enabling the Company to serve as the issuer for its planned initial public offering in the United States (the “IPO”).

Immediately before the Reorganization, Medika Natura Sdn. Bhd. was owned and controlled by Mr. Abdul Razak Bin Mohd Isa, Mr. Mustadza bin Muhamad and a group of shareholders. Meanwhile, Medikra Malaysia Sdn Bhd was owned and controlled by Mr. Abdul Razak Bin Mohd Isa and Mr. Mustadza bin Muhamad. Both aforesaid companies are the operational entities for all the Group’s business activities.

On August 30, 2024, Medikra Inc. was established by registered agent in the Cayman Islands with the sole purpose of acting as the issuing holding company for the IPO. Medikra Inc. does not have prior operations and was formed solely to facilitate the IPO.

As part of the Reorganization, each shareholder of Medika Natura Sdn. Bhd. received shares in the Company on a 10:1 basis i.e., for every one (1) share in Medika Natura Sdn. Bhd., that a shareholder sold to the Company the shareholder received ten (10) shares in the Company. Following this share exchange, the Company became the legal parent of Medika Natura Sdn Bhd and the shareholders retained control over the combined entity. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

Following this, the consolidation of the Company and its subsidiaries has been accounted at historical carrying amounts and prepared as though the above transactions had been completed at the start of the earliest period presented in these audited consolidated financial statements. The operating results for each period reflect the combined activities of the previously separate entities from the beginning to the end of each period, with all intra-group transactions eliminated.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company has a controlling financial interest, generally through ownership of more than 50% of the voting interests. All intercompany transactions and balances have been eliminated upon consolidation. The consolidations were prepared on a historical cost basis, without fair value.

Subsidiaries are consolidated from the date on which control is obtained and are deconsolidated from the date control ceases.

Use of Estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accounting estimates reflected in the Company’s consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives of long-lived assets and estimates of expected credit losses against financial assets. Actual results could differ from the estimates, and as such, differences could be material to these consolidated financial statements.

Cash

Cash includes balances maintained with banks in Malaysia which are unrestricted and immediately available for withdrawal and use.

Accounts Receivable, net

Accounts receivables are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Group early adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the January 1, 2022, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these consolidated statements of operations and comprehensive loss. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the Company provided allowance for expected credit losses of nil and nil, respectively.

Prepayments

Prepayments are comprised of prepaid expenses, including rental deposit and service deposit. The Group measures bad debt allowance on its prepayment and did not provide bad debt allowance on its prepayment as of December 31, 2024 and 2023.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity (deficit) upon the completion of the Initial Public Offering. As of December 31, 2024 and 2023, the Group had deferred IPO costs of $109,972 and nil, respectively.

Intangible Assets

Intangible assets consisted primarily of patent and the application fee to file for patent to the Patent Cooperation Treaty (“PCT”). The estimated useful life and amortization methodology of intangible assets are determined based on the period in which they are expected to contribute directly to cash flows in accordance with ASC Topic 350 “Intangibles — Goodwill and Other”. Intangible assets that are determined to have a definite life are amortized over the life of the asset.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds its fair value determined by using a discounted cash flow model.

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, since January 1, 2022, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of December 31, 2024 and 2023, the Group did not recognize any impairment loss against its ROU assets.

Impairment of Long-Lived Assets

The Group reviews long-lived assets, including intangible assets and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Revenue Recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods or services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group’s recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Net Product Sales from nutraceutical products

The Group generates revenue from sales of nutraceutical products manufactured under GMP standards through the following channels, listed by strategic priority: clinics, licensed pharmacists, direct online orders, and other healthcare providers.

Revenue from sales of nutraceutical products is recognized at a point in time when the control of the products is transferred to the customer. This typically occurs upon delivery, when the customer obtains the ability to direct the use of and derive substantially all of the economic benefit of the nutraceutical products. Specifically, revenue recognition is triggered when:

●	Physical possession has been transferred

●	Legal title and associated risks and rewards of ownership have passed

●	The customer has accepted the product

●	An enforceable right to payment exists

Revenue is recognized net of estimates of variable consideration, which deducts the customer discounts directly.

Cost of revenues

The cost of revenue primarily consists of the cost of products sold during the sales and distribution of the nutraceutical products.

Research and development expenses

Research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to preclinical testing of the Group’s technologies and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies, (3) costs to develop the product candidates, including raw materials and supplies, product testing and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses in accordance with ASC 730, Research and Development.

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of operation and comprehensive loss in the period in which they are incurred.

Government Grant Income

The Group receives government grants from government agencies in support of the Group’s research and developments activities across the Group’s therapeutics program primarily in the areas of metabolic disorders. In the absence of specific guidance under US GAAP applicable to business entities, the Company has account for government grants under ASC-958-605 (Not for profit entities – revenue recognition) and where appropriate to International Accounting Standards (“IAS”) 20 - Accounting for Government Grants and Disclosure of Government Assistance.

Government grant income is recognized when there is a reasonable assurance that the Group has met or will meet the conditions attached to the grant and that the grant will be received. Government grants that the Group received are all performance or milestone – based, including those with clinical or regulatory deliverables, are recognized as income only when the corresponding milestone is achieved, and the associated costs are incurred.

In circumstance where the Group receives funds in advance of satisfying the grant conditions, this is accounted as a deferred grant liability. When the Group receives the corresponding invoices for the research and development expenses, the Group will charge the income to consolidated statements of operations and comprehensive loss. In addition, the Group does not recognize payments made directly by the grantors to the subcontractors or collaborators in the Company’s financial statements unless the Group is bearing the financial risk or control over those activities.

Income Taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method in accordance with ASC 740, on all temporary differences at the end of each of the relevant periods between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the relevant periods.

Deferred tax assets and liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related Malaysian tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as non-operating expense.

Segment Information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has early adopted ASU 2023-07 for the year ended December 31, 2023. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

The Group uses the management approach to determine reportable operating segments and only one segment is identified. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Foreign Currency Translation and Transactions

The Group’s principal place of operations is Malaysia. The financial position and results of its operations are determined using Malaysian Ringgit (“MYR” or “RM”), as the functional currency. The Group’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheets dates are translated to US$ at the applicable rates of exchange in effect at those dates. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive loss.

Earnings (Loss) Per Share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share includes the effect of potential dilutive securities, such as stock options, warrants, and convertible instruments, using the treasury stock and if-converted methods, as applicable. In periods where the Company reports a net loss, the effect of potential common shares is anti-dilutive and is therefore excluded from the diluted net loss per share calculation.

Fair Value Measurements

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments.

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

No financial instruments are carried at fair value on a recurring or non-recurring basis as of December 31, 2024 and 2023. Accordingly, no fair value hierarchy disclosure is required.

Related Parties

The Group accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Group if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Group.

Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Group and its management and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal years beginning after December 15, 2024. The Group is in the process of evaluating the impact of adopting this new guidance on the consolidated financial statement disclosures.

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027 either prospectively or retrospectively. Early adoption is permitted. The Group does not expect to adopt the update early and is evaluating the impact on its consolidated financial statements.

Note 3. Concentration of Risks

Currency risk

The Group is exposed to foreign exchange rate fluctuations as the Group translates the consolidated financial statements of the subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the consolidated financial statements of the subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of other comprehensive loss.

Concentration of credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group primarily deposits its cash with reputable banks located in Malaysia. As of December 31, 2024 and December 31, 2023, $738,178 and $46,766 were deposited with these banks, respectively.

Bank balances placed in current accounts in Malaysia are considered safe due to strong regulatory oversight by Bank Negara Malaysia (“BNM”), which ensures banks maintain sound financial and risk management practices. Additionally, deposit are protected by Perbadanan Insurans Deposit Malaysia (“PIDM”) for up to RM250,000 (equivalent to $ 55,935) per depositor per member bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Malaysia are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and restricted cash.

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable and other receivables, which mainly comprise balances due from customers and operational partners within Malaysia. These receivables are unsecured and non-interest-bearing. The Group performs regular and ongoing credit assessments of counterparties’ financial conditions and payment histories. In addition, the Group reviews historical collection trends, aging of receivables, receivable turnover, and prevailing macroeconomic and industry-specific conditions. The Group also applies internal credit limits and approval thresholds to manage transaction exposure. Management considers that it has adequate controls over these receivables to minimize related credit risks. As of December 31, 2024 and 2023, no allowance for expected credit losses was recognized, as the amounts deemed at risk were considered negligible, and no individual customer accounted for 10% or more of total revenue in either period.

For the twelve months ended December 31, 2024 and 2023, most of the Group’s assets were located in Malaysia. At the same time, the Group considers that it is exposed to the following concentrations of risk:

Concentration of customers

For the years ended December 31, 2023 and 2024, The Group does not have any significant concentration of credit risk with respect to accounts receivable, as it does not have any major customers that individually account for 10% or more of revenues.

Concentration of vendors

For the year ended December 31, 2023, one vendor accounted more than 10% of the research expenses. The research expense charged by this vendor is 100% of the total research expenses.

For the year ended December 31, 2024, one vendor accounted more than 10% of the research expenses. The research expense charged by this vendor is 93% of the total research expenses.

Concentration of interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group’s debt facilities are set at a fixed rate, and as such, the Group is not subject to interest rate risk since neither carrying amounts nor the future cash flows will fluctuate because of a change in market interest rates. The Group considers its interest rate risk not to be material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

Note 4. Accounts Receivable, Net

As of December 31, 2024 and December 31, 2023, accounts receivable consisted of the following balances:

	As of	As of
	December 31,	December 31,
	2024	2023
Accounts receivable	16,052	19,089
Total accounts receivable, net	16,052	19,089

For the years ended December 31, 2024 and 2023, no allowance for credit loss was provided respectively.

Note 5. Right Of Use (“ROU”) Assets and Operating Lease Liabilities

As of December 31, 2024 and December 31, 2023, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Shah Alam, Malaysia	3 years and 11 months from March 15, 2023 to February 14, 2027

a) Amounts recognized in the consolidated balance sheets:

	As of
	December 31,	December 31,
	2024	2023
ROU assets	$13,857	$19,561

Operating lease liabilities
Current	$6,295	$5,860
Non-current	7,143	13,085
	$13,438	$18,945

Weighted average remaining lease terms (in years)	2.12	3.12

b) Information related to operating lease activities during the years ended December 31, 2024 and 2023 are as follows:

	For the Year Ended
	December 31,
	2024	2023
ROU assets obtained in exchange for operating lease liabilities	$-	$24,247

Amortization of ROU assets	6,881	5,455
Total operating lease expenses	$6,881	$5,455

c) The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of December 31, 2024:

During the year ended December 31,
2025	$6,765
2026	6,765
2027	564
Total future lease payments	$14,094
Less: imputed interest	(656)
Present value of lease obligations	$13,438

The weighted-average discount rate used to determine the operating lease liabilities as of December 31, 2024 and December 31, 2023 was 4.55%.

For each of the years ended December 31, 2024 and 2023, the Group’s total cash outflow for leases were US$6,674 and US$5,597, respectively.

Note 6. Prepayments

	As of
	December 31,	December 31,
	2024	2023
Other assets	1,827	-
Deposits	1,410	1,372
Total other assets	3,237	1,372
Prepaid expenses	94,093	98,348
Less: amounts classified as non-current assets	-	-
Total prepayments and other assets, net	$97,330	$99,720

Note 7. Intangible assets

As of December 31, 2024 and 2023, intangible assets consisted of the following:

Description	Recognition Date	Expected Useful Life (Years)	As of December 31, 2024	As of December 31, 2023
Outright patent purchase	19/10/2022	20	213,079	219,127

Patent application submitted to Patent Cooperation Treaty (PCT)	14/02/2023	20	3,693	3,794
TOTAL			216,772	222,921

Amortization expense for the years ended March 31, 2024 and 2023 was amounted to $11,932 and $11,909, respectively.

The following table sets forth the Group’s amortization expense for the next five years ending:

Amortization expenses
Twelve months ending December 31, 2025	$11,932
Twelve months ending December 31, 2026	$11,932
Twelve months ending December 31, 2027	$11,932
Twelve months ending December 31, 2028	$11,932
Twelve months ending December 31, 2029 and thereafter	$169,044
Total	$216,772

Note 8. Borrowings

As of December 31, 2024 and December 31, 2023, borrowings consisted of the following:

	As of
	December 31,	December 31,
	2024	2023

Borrowings:
Majlis Amanah Rakyat (“MARA”)*	123,678	145,099
Malaysia Technology Development Corporation Sdn Bhd (“MDTC”)**	15,981	32,233
SME Bank (“SME”)***	11,500	18,235
Total	151,159	195,567
Less current portion	38,839	48,386
Non-current portion	112,320	147,181
Total borrowings	151,159	195,567

*	The MARA loan was borrowed on July 17, 2017 with an amount of MYR 985,000 ($220,383), which matures in 10 years with a monthly repayment schedule. The interest rate is 2% per annum. The MARA loan is personal guaranteed by Directors.

**	The MTDC loan was borrowed on March 17, 2022 with an amount of MYR 244,899 ($54,793), which matures in 4 years with a monthly repayment schedule. The MTDC loan is unsecured and the interest rate is nil.

***	The SME loan was borrowed on April 23, 2020 with an amount of MYR 150,000 ($33,561), which matures in 64 months with a monthly repayment schedule. The interest rate is 10.2%. The SME loan is personal guaranteed by Directors.

Interest Expense

Interest expense incurred on borrowings for the years ended December 31, 2024 and 2023 amounted to $5,940 and $17,696, respectively.

Note 9. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on August 30, 2024. The authorized number of ordinary shares was 1,000,000 shares, par value of $0.0001 per share. By special resolution dated April 29, 2025, the Company increased its authorized number of ordinary shares to 500,000,000 shares, par value $0.0001 per share.

On July 15, 2025, the Group completed a reorganization in which Medikra Inc. became the holding company of Medika Natura Sdn. Bhd. (the “Operating Company”) through a share exchange arrangement. Pursuant to this reorganization, each shareholder of Medika Natura Sdn. Bhd. received ten (10) ordinary shares in Medikra Inc. for each one (1) ordinary share in Medika Natura Sdn. Bhd., that was acquired by Medikra Inc., resulting in Medikra Inc. owning 100% of the issued and outstanding shares of Medika Natura Sdn. Bhd.

This reorganization has been accounted for as a transaction between entities under common control in accordance with ASC 805-50. Accordingly, the consolidated financial statements of the Group reflect the assets and liabilities of Medika Natura Sdn. Bhd. at their historical carrying amounts as if the reorganization had occurred at the beginning of the earliest period presented. No goodwill or step-up in basis was recognized as a result of the reorganization.

During the year ended December 31, 2023, the following transactions took place:

Equity transferred from debt

Medika Natura Sdn Bhd entered into subscription agreements with an investor under which outstanding loan balances were converted into equity. As of February 28, 2023, the Group was indebted to the investor in the amount of RM648,000 (equivalent to $144,482) under a facility that accrued interest at an annual rate of 12%. Under a subscription agreement signed on March 31, 2023, it was agreed that this facility debt is to be converted into 12,960 ordinary shares. In addition, as of February 28, 2023, the Group was indebted to the investor in the amount of RM1,050,531.15 (equivalent to $234,232) under additional facilities, which was converted under the same subscription agreement into 30,057 ordinary shares.

As a result, Medika Natura issued a total of 43,017 ordinary shares in connection with the conversion of debt during the year ended December 31, 2023.

Subscription of new shares

Medika Natura issued 18,000 ordinary shares for cash consideration on March 6, 2023. These shares are issued at RM50 per shares (equivalent to $10.96 at the average rate of RM4.565 per $1 for 2023).

Shares adjustment in connection with modification of subscription agreement

Prior to financial year ended 31 December 2023, one of the shareholders bought 5,172 Medika Natura’s shares at the price of RM87 per share with total consideration amounting to RM449,964 (equivalent to $98,568 at the average rate of RM4.565 per $1 for 2023). On March 6, 2023, Medika Natura agreed to revise the share price to RM50 per share. As a result, an additional 3,827 ordinary shares were issued to the said shareholder, which was treated as deemed dividend. An adjustment of 3,827 ordinary shares was recorded to rectify a subscription shortfall, with no net impact on total equity. As of December 31, 2023, Medika Natura had 2,280,516 ordinary shares issued and outstanding before giving effect to the reorganization.

During the year ended December 31, 2024, Medika Natura issued an additional 125,000 ordinary shares for RM5,000,000 (equivalent to $1,116,793). Accordingly, as of December 31, 2024, the total number of ordinary shares issued and outstanding was 2,405,516 shares before the share exchange. Pursuant to the reorganization, the number of shares outstanding and the related per-share information for all periods presented in the consolidated financial statements have been retrospectively adjusted to reflect the 10-for-1 share exchange. After giving effect to the reorganization, as of December 31, 2024, a total of 24,055,160 ordinary shares were issued and fully paid.

Note 10. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, the Company is not subject to tax on income or capital gains under this jurisdiction.

Malaysia

Medika Natura Sdn Bhd, which is the operating entity and the subsidiary of Medikra Inc was awarded BioNexus Status Company (“BSC”) by the Malaysian Bioeconomy Corporation Sdn. Bhd. (“Bioeconomy Corp”), an agency under the purview of the Ministry of Science, Technology and Innovation (“MOSTI”). The BioNexus Status is a recognition granted to qualified biotechnology companies undertaking qualifying activities in healthcare, agriculture, and industrial biotechnology in Malaysia.

The subsidiary was granted BioNexus Status (“BSC”) effective from October 30, 2007, and on May 22, 2017, and granted additional qualifying activities which includes the commercialization of standardized Kacip Fatimah extract and its related product. As BSC, Medika Natura Sdn Bhd will be eligible to enjoy 100% income tax exemption on statutory income for a period of 10 years from the first year Medika Natura Sdn Bhd derives statutory income.

As at the reporting period of December 31, 2023 and 2024, the Group has not generated taxable statutory income, and therefore, no income tax expense has been recognized. However, once the Group commences generating statutory income in Malaysia, the Group expects to benefit from the full tax exemption under the BioNexus program, which will materially reduce the effective tax rate during the incentive period.

Deferred tax assets arising from accumulated losses and deductible temporary differences have not been recognized, as it is currently not more likely than not that sufficient future taxable profits will be available to utilize these assets, particularly during the tax-exempt period. The Group will reassess the recognition of these deferred tax assets as and when the Group’s operations transition into a taxable position.

The Group continues to monitor the compliance with the terms and conditions of the BioNexus Status and intend to maximize the benefits available under this program. Upon expiry of the BioNexus incentive period, Medika will become subject to Malaysian corporate income tax at the prevailing statutory rate, currently 24%, unless extended or replaced by new government incentive schemes in the future.

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

For The Years Ended December 31,
	2024	2023
Current income tax expenses	-	-
Deferred income tax expense	-	-
Income tax expense	-	-

A reconciliation of the difference between the expected income tax expense computed at Malaysia income tax rate of 24% and the Group’s reported income tax expense is shown in the following table:

	For The Years Ended December 31,
	2024	2023
Income before income tax expense	(279,209)	18,825
Malaysia statutory income tax rate	24%	24%
Income tax expense at applicable income tax rate	(67,010)	4,518
Effect of preferential tax rate	60,745	(14,187)
Changes in valuation allowance	5,153	9,669
Effect of true-up on net operating loss (“NOL”)	1,112	-
Income tax expense	-	-

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Tax loss carry forward	15,128	9611
Operating lease liabilities	-	-
Less: valuation allowance	(15,128)	(9,611)
Total deferred tax assets	-	-

Deferred tax liabilities:
Right of use assets	-	-
Total deferred tax liabilities	-	-
Deferred tax asset (liabilities), net	-	-

Movement of the Group’s deferred tax (liabilities) assets during the years is as follows:

For The Years Ended December 31,
	2024	2023
Balance at January 1	-	-
(Charged) credited to the consolidated statements of operations and comprehensive loss	-	-
Income tax expense	-	-
Balance at December 31	-	-

As of December 31, 2023 and 2024, the Group’s subsidiaries had combined net operating loss carry forwards of MYR 2,240,863 (equivalent to $491,137) and MYR 3,494,093 (equivalent to $766,233), respectively. In accordance with Malaysian tax regulations, net operating losses may generally be carried forward for up to ten years following the year in which the losses are incurred; carry back of losses is not permitted. The Group evaluates both positive and negative evidence to assess whether it is more likely than not that some portion or all of its deferred tax assets will be realized. This assessment takes into account, among other factors, the nature, frequency, and severity of recent losses, forecasts of future taxable income, the statutory carry forward periods, the Group’s experience with tax attributes expiring unused, and potential tax planning strategies. Based on this assessment and in accordance with applicable accounting standards, management has concluded that it is more likely than not that the Group will not generate sufficient taxable income to fully utilize the majority of its net operating loss carry forwards prior to expiration. Accordingly, valuation allowances of MYR 44,117 ($9,611) and MYR 67,613 ($15,128) have been recorded as of December 31, 2023 and 2024, respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. For the years ended December 31, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2023 and 2024, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s Malaysian subsidiaries remain open for statutory examination by Malaysian tax authorities

Note 11 Loss Per Share

Basic and diluted loss per share for the years ended December 2024 and 2023 are calculated as follows:

	For the years ended December 31,
	2024	2023
Numerator:
Net (loss) income	(279,209)	18,825
Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	23,034,612	22,426,773
Loss per shares – basic and diluted	(0.01)	-

Note 12. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the company
Abdul Razak Bin Mohd Isa	Controlling shareholder and director of the Company
Mustadza bin Muhamad	Controlling shareholder and director of the Company

b. Transactions with related parties

		As of
Name	Description	2024	2023
Abdul Razak Bin Mohd Isa	Proceeds from loan due to director	-	12,492
Abdul Razak Bin Mohd Isa	Repayment of loan due to director	(9,003)	-
Mustadza bin Muhamad	Proceeds from loans due to director	6,756	13,370
Mustadza bin Muhamad	Repayment of loan due to director	(18,540)	-

c. Balances with related parties

		As of
Name	Description	2024	2023
Abdul Razak Bin Mohd Isa	Amounts due to director	36,407	44,394
Mustadza bin Muhamad	Amounts due to director	30,158	41,478
Total Amounts due to directors		66,565	85,872

The balances as of December 31, 2024 and December 31, 2023 represented the loan from the shareholders for operational purposes and was assigned by Mr. Abdul Razak Bin Mohd Isa and Mr. Mustadza bin Muhamad. The balances were unsecured, non-interest bearing and repayable on demand.

Note 13. Commitments and Contingencies

Contingencies

As of December 31, 2024 and December 31, 2023, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s consolidated financial position, results of operations, or cash flows.

Indemnification

Malaysian Industrial Development Finance Berhad (“MIDF”)

Medika Natura Sdn. Bhd. is party to a grant agreement dated March 26, 2020 with Malaysian Industrial Development Finance Berhad (“MIDF”) under the High Value Added and Complex Product Development Program administered by the Ministry of Investment, Trade and Industry (“MITI”). The availability period of the grant was extended to June 30, 2025, as confirmed in MIDF’s letter dated February 19, 2025.

The grant agreement includes indemnification provisions requiring Medika Natura Sdn. Bhd. to indemnify and hold harmless MIDF and its representatives against claims, losses, damages, or liabilities arising from the Medika Natura Sdn. Bhd.’s own negligence, misuse, or breach of the agreement. These obligations are limited to Medika Natura Sdn. Bhd.’s conduct and exclude liabilities resulting from acts or omissions of MIDF.

As of December 31, 2023 and 2024, the Group has not incurred any indemnification liabilities under this agreement and the risk of such claims to be remote.

Academy of Sciences Malaysia (“ASM”)

Medika Natura Sdn. Bhd. is party to a project agreement dated April 5, 2022 with the Academy of Sciences Malaysia (“ASM”) under a Matching Grant Scheme. The grant is disbursed based on defined project milestones, with a required matching contribution from Medika Natura Sdn. Bhd. in cash and/or in kind, as stipulated in the agreement.

The agreement includes indemnification provisions requiring Medika Natura Sdn. Bhd. to indemnify and hold harmless ASM and its representatives against claims, losses, damages, or liabilities resulting from Medika Natura Sdn. Bhd.’s own negligence, willful misconduct, or breach of contract. These obligations apply only to Medika Natura Sdn. Bhd.’s conduct and exclude liabilities arising from ASM’s own acts or omissions.

As of December 31, 2023 and 2024, the Group has not incurred any indemnification liabilities under this agreement. Management considers the likelihood of future claims to be remote based on the Company’s compliance record.

Note 14. Segment information

The Company operates and manages its business as a single operating segment, which is the development and commercialization of biopharmaceutical products to address major unmet medical needs across obesity, metabolic dysfunction, women’s health, inflammation-related disorders and oncology. The Company’s Chief Operating Decision Maker (the “CODM”), who is the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and assessing performance.

For the years presented, substantially all revenues and long-lived assets are attributable to operations in Malaysia.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net profit/ (loss):

	For the Years Ended December, 31
	2024	2023
Revenue	26,176	68,381
Cost of revenue	(5,559)	(20,175)
Gross profit	20,617	48,206

Operating expenses
Staff expenses	77,186	80,480
Professional fee	161,179	11,000
Research expenses	97,835	2,904
Others*	52,598	33,179
Total operating expenses	388,798	127,563

Loss from operations	(361,181)	(79,357)

Other income (expenses)
Finance cost, net	(6,747)	(18,465)
Government grant income	95,636	116,615
Other income	83	32
Total other income, net	88,972	98,182

Income (loss) before income taxes	(279,209)	18,825
Income tax	-	-
Net (loss) income	$(279,209)	$18,825

*	others mainly includes the marketing expenses, office expenses, operating lease expenses, salaries and amortization expenses of intangible assets.

Note 15. Subsequent Events

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the audited consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the audited consolidated financial statements or disclosure in the notes to the audited consolidated financial statements, except for the event as discussed below.

On March 4, 2025 and March 19, 2025, an existing shareholder subscribed 75,000 ordinary shares (750,000 after completion of reorganization) and 75,000 ordinary shares (750,000 after completion of reorganization) of Medika Natura with the price of RM40 per share, respectively. The total consideration of RM 6,000,000 has been fully received.

Through and including [●], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[*] Ordinary Shares

MEDIKRA INC.

PROSPECTUS

 Brookline Capital Markets,
a division of Arcadia Securities, LLC

[●], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, willful default or dishonesty.

Our articles of association provide that every director, alternate director or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or willful default. No such director, alternate director or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such Director or officer.

Pursuant to indemnification agreements, the form of which is filed as Exhibit [*] to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of such securities.

On August 30, 2024, in connection with the incorporation of Medikra, Medikra issued an aggregate of one Ordinary Share to its initial subscriber for aggregate consideration of $0.0001, which Ordinary Share was immediately transferred by the initial subscriber to Abdul Razak Mohd Isa, the Chief Executive Officer of the Company.

On August 30, 2024, in connection with the incorporation of Medikra, Medikra issued an aggregate of one Ordinary Share to Mustadza Muhamad for aggregate consideration of $0.0001.

On July 15, 2025, Medikra issued 25,555,158 Ordinary Shares to the shareholders of Medika Natura in exchange for all 2,555,516 of the issued and outstanding shares of Medika Natura pursuant to the Exchange Agreement.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Selangor, Malaysia, on [*], 2025.

MEDIKRA INC.

By:
Name:	Abdul Razak Mohd Isa
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints ___________________ his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective amendments thereto) effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each said attorney-in-fact and agent or any of them or their or his or her substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	[*], 2025
[*]	(Principal Executive Officer)

	Chief Financial Officer	[*], 2025
[*]	(Principal Accounting and Financial Officer)

	Director	[*], 2025
[*]

	Director	[*], 2025
[*]

	Director	[*], 2025
[*]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to Section 6(a) of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Medikra Inc, has signed this registration statement or amendment thereto in [*] on [*], 2025.

[*]
Authorized U.S. Representative

By:	/s/
Name:
Title:	Authorized Representative

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement

2.1*	Form of Share Exchange Agreement dated July 15, 2025 by and among the Registrant and persons named in the agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, Filed on May 6, 2025

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (to be adopted prior to the consummation of the offering)

4.1*	Specimen Certificate for Ordinary Shares

4.2*	Form of Representative’s Warrant (included in Exhibit 1.1)

5.1*	Opinion of Harney Westwood & Riegels (Cayman) LLP

5.2*	Opinion of Sichenzia Ross Ference Carmel LLP

10.1*	[Employment Agreement, dated [*], between [*] and [*].

10.2*	[Employment Agreement, dated [*], between [*] and [*].

10.3*	[Other Material Agreements to be included]

10.4*	[Form of Indemnification Agreement with the registrant’s directors and officers.]

10.5*	[Form of Application for Ordinary Voting Shares.]

21.1*	List of subsidiaries

23.1*	Consent of Marcum Asia CPAs LLP.

23.2*	Consent of Harney Westwood & Riegels (Cayman) LLP (included in Exhibit 5.1).

23.3*	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.2).

24.1*	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

99.2*	Audit Committee Charter.

99.3*	Compensation Committee Charter.

99.4*	Nominating and Corporate Governance Committee Charter.

99.5*	Consent of [*].

99.6*	Consent of [*].

99.7*	Consent of [*].

99.8*	Consent of [*].

99.9*	[Company Representation Letter under Item 8.A.4 of Form 20-F.]

107*	Filing Fee Table

*	To be filed by Amendment